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08003116

82- SUBMISSIONS FACING SHEET

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MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Davide Campari Milano

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JUN 11 2008
THOMSON REUTERS

FILE NO. 82- 05203

FISCAL YEAR 12-31-07

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DAT : 6/10/08

RECEIVED
2008 JUN -5 P 1:05
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

AR/S
12-31-07

Davide Campari Milano


GRUPPO
CAMPARI

Bilancio consolidato al 31 dicembre 2007

Consolidated financial statements 2007

BILANCIO CONSOLIDATO

AL 31 DICEMBRE 2007





INDICE

DATI DI SINTESI

	2007 € milioni	2006 € milioni	variazione %	variazione % a cambi costanti
Vendite nette	**957,5**	**932,4**	**2,7%**	**4,9%**
Margine commerciale	270,6	256,9	5,3%	7,8%
EBITDA prima di oneri e proventi non ricorrenti	223,0	210,6	5,9%	8,6%
EBITDA	220,1	209,7	4,9%	7,6%
Risultato operativo prima di oneri e proventi non ricorrenti	203,4	191,4	6,3%	9,2%
Risultato operativo	**200,6**	**190,5**	**5,3%**	**8,2%**
ROS % (risultato operativo / vendite nette)	**20,9%**		**20,4%**	
Utile prima delle imposte	183,3	175,5	4,4%	7,2%
Utile netto del Gruppo e di terzi	125,2	120,3	4,1%	6,2%
Utile netto del Gruppo	**125,2**	**117,1**	**6,9%**	**9,1%**
Utile base e diluito per azione (€)	**0,43**	**0,41**		
Numero medio dei dipendenti	1.589	1.538		
Free cash flow	125,3	96,5		
Acquisizioni di società o marchi	29,3	179,4		
Indebitamento netto	288,1	379,5		
Patrimonio netto del Gruppo e di terzi	878,6	797,8		
Attivo immobilizzato	995,7	990,3		
ROI % (risultato operativo / attivo immobilizzato)	**20,1%**	**19,2%**		

CONSIGLIO DI AMMINISTRAZIONE [1]

Luca Garavoglia
Presidente

Robert Kunze-Concewitz
Amministratore Delegato e Chief Executive Officer

Paolo Marchesini
Amministratore Delegato e Chief Financial Officer

Stefano Saccardi
Amministratore Delegato e Officer Legal Affairs and Business Development

Eugenio Barcellona
Amministratore e membro del Comitato Remunerazione e Nomine

Enrico Corradi
Amministratore, membro del Comitato Remunerazione e Nomine e membro del Comitato Audit

Cesare Ferrero
Amministratore e membro del Comitato Audit

Marco P. Perelli-Cippo
Amministratore e membro del Comitato Audit

Renato Ruggiero
Amministratore e membro del Comitato Remunerazione e Nomine

COLLEGIO SINDACALE [2]

Antonio Ortolani
Presidente

Alberto Lazzarini
Sindaco Effettivo

Giuseppe Pajardi
Sindaco Effettivo

Alberto Giarrizzo Garofalo
Sindaco Supplente

Gian Paolo Porcu
Sindaco Supplente

Paolo Proserpio
Sindaco Supplente

SOCIETÀ DI REVISIONE [3]

Reconta Ernst & Young S.p.A.

(1) Il Consiglio di Amministrazione, di nove membri, è stato nominato il 24 aprile 2007 dall'Assemblea degli azionisti e resterà in carica per il triennio 2007-2009; Luca Garavoglia è stato confermato Presidente con i poteri di legge e statutariamente previsti.
Il 8 maggio 2007 il Consiglio di Amministrazione ha nominato *Chief Executive Officer* Robert Kunze-Concewitz.
Con delibera in pari data, il Consiglio di Amministrazione ha conferito agli Amministratori Delegati Paolo Marchesini e Stefano Saccardi, i seguenti poteri per una durata triennale e fino all'approvazione del bilancio dell'esercizio 2009:
- con firma singola: poteri di ordinaria rappresentanza e gestione, entro limiti di valore o temporali determinati per ciascuna categoria di atti;
- con firma abbinata a due: poteri di rappresentanza e gestione per determinate categorie di atti, entro limiti di valore o temporali considerati eccedenti l'attività ordinaria.

Il 23 luglio 2007, a seguito delle dimissioni dell'Amministratore Vincenzo Visone, Robert Kunze-Concewitz è stato nominato membro del Consiglio di Amministrazione e Amministratore Delegato, con poteri analoghi a quelli attribuiti a Paolo Marchesini e Stefano Saccardi.

(2) Il Collegio Sindacale è stato nominato dall'Assemblea degli Azionisti del 24 aprile 2007 e resterà in carica sino all'approvazione del bilancio dell'esercizio 2009.

(3) L'incarico è stato conferito dall'Assemblea degli Azionisti del 24 aprile 2007 che ha riconfermato Reconta Ernst & Young S.p.A. per la revisione dei bilanci degli esercizi 2007, 2008 e 2009.



EVENTI SIGNIFICATIVI DELL'ESERCIZIO

Nuova società commerciale in Cina

Nel febbraio 2007 è diventata operativa Campari Beijing Trading Company, una nuova società commerciale, controllata al 100% dal Gruppo Campari, con sede a Beijing, Cina.

La nuova società, costituita con l'obiettivo di cogliere le notevoli potenzialità del mercato cinese, distribuirà il portafoglio *spirit* e *wine* del Gruppo tramite due strutture commerciali separate e specializzate nelle due aree di *business*.

Nuova società in Argentina

In relazione all'acquisizione di Old Smuggler, finalizzata il 15 marzo 2006 contestualmente a quella di Glen Grant, a seguito dell'autorizzazione dell'*antitrust* del 12 marzo 2007, il Gruppo ha potuto perfezionare l'acquisto del marchio Old Smuggler anche per l'importante mercato argentino.

Pertanto, Campari Argentina S.r.l., costituita nel corso del 2006 e controllata al 100% dal Gruppo, è diventata operativa.

Tale società importa il malto dalla Scozia e coordina localmente la produzione e la vendita dello *Scotch whisky* Old Smuggler, tramite un imbottigliatore e un distributore terzi.

Assemblea ordinaria degli azionisti della Capogruppo

Il 24 aprile 2007 l'Assemblea degli azionisti di Davide Campari-Milano S.p.A. ha approvato il bilancio relativo all'esercizio 2006 e ha deliberato la distribuzione di un dividendo di €0,10 per azione, invariato rispetto all'anno precedente.

L'Assemblea ha inoltre:

- nominato il Consiglio di Amministrazione per il triennio 2007-2009, composto da Eugenio Barcellona, Luca Garavoglia, Paolo Marchesini, Marco P. Perelli-Cippo, Stefano Saccardi, Enzo Visone e, con la qualifica di indipendente, Enrico Corradi, Cesare Ferrero e Renato Ruggiero; l'Assemblea inoltre ha confermato Luca Garavoglia alla Presidenza della Società;
- nominato il Collegio Sindacale, sempre per il triennio 2007-2009, composto da Antonio Ortolani, Presidente e Alberto Lazzarini e Giuseppe Pajardi, Sindaci Effettivi, nonché Alberto Giarrizzo Garofalo, Gian Paolo Porcu e Paolo Proserpio, Sindaci Supplenti;
- deliberato la proroga dell'incarico di revisione contabile a Reconta Ernst & Young S.p.A. per il triennio 2007-2009;
- autorizzato il Consiglio di Amministrazione all'acquisto e/o alienazione di azioni proprie, finalizzati principalmente a servire i piani di *stock option*; l'autorizzazione è stata richiesta per l'acquisto e/o l'alienazione di azioni proprie che, tenuto conto di quelle già in possesso della Società, non superino il 10% del capitale sociale.

Fusione per incorporazione di Glen Grant S.r.l.

Allo scopo di proseguire il processo di semplificazione e riduzione delle strutture societarie del Gruppo, il Consiglio di Amministrazione del 8 maggio 2007 ha deliberato la fusione per incorporazione di Glen Grant S.r.l., detentrice del marchio Glen Grant, nella Capogruppo, Davide Campari-Milano S.p.A., che ne controllava il 100%.

L'operazione, perfezionata con atto di fusione del 19 luglio 2007, ha avuto efficacia nei confronti dei terzi a partire dal 1 settembre 2007, mentre per gli effetti contabili e fiscali la decorrenza è stata fissata dal 1 gennaio 2007.

Acquisizione di Cabo Wabo Tequila

Il 7 maggio 2007 il Gruppo Campari ha siglato un accordo per l'acquisizione del 80% di Cabo Wabo Tequila.

Il valore dell'operazione, il cui *closing* è avvenuto il 2 gennaio 2008, è stato di US$ 80,8 milioni (circa €55 milioni al tasso di cambio corrente), pari a un multiplo di 11,9 volte l'EBITDA atteso per il 2007.

Il Gruppo avrà la possibilità di acquisire il restante 20% di Cabo Wabo Tequila in due *tranche*, pari, rispettivamente, al 15% e al 5%, attraverso opzioni *call / put* esercitabili, rispettivamente, nel 2012 e nel 2015.

Cabo Wabo è una importante *tequila ultra premium*, che gode di una reputazione di altissima qualità e ha conseguito diversi premi; la gamma include Cabo Wabo Añejo, Cabo Wabo Blanco, Cabo Wabo Reposado e la *ultra luxury* Cabo Uno, invecchiata in botte per tre anni.

Con volumi di circa 70.000 casse da 9 litri, principalmente vendute negli Stati Uniti, Cabo Wabo è uno dei marchi con tassi di crescita più elevati sul mercato americano degli *spirit*.

Cabo Wabo è un'acquisizione strategica per il Gruppo, perchè contribuirà in misura significativa a rafforzare il portafoglio di marchi *ultra premium* nel mercato statunitense e ad aumentare il *focus* sulla *tequila*, grazie alla proprietà di un *brand* in una delle categorie con tassi di crescita più elevati nel mercato.

Inventore e maggior azionista di Cabo Wabo è la *rock star* Sammy Hagar, già *leader* del gruppo *rock* di fama mondiale dei Van Halen, profondo conoscitore di *tequila*, che in questi anni è stato l'ambasciatore per il *brand* Cabo Wabo e la forza creativa alla base del suo successo.

A seguito del *closing* dell'operazione, Sammy Hagar e il suo socio Marco Monroy detengono il 20% di Cabo Wabo; Sammy Hagar resta inoltre coinvolto in prima persona nelle scelte sulla qualità del prodotto e nell'attività di promozione del *business*, con l'obiettivo di far crescere la conoscenza della marca e le vendite negli Stati Uniti e nel resto del mondo.

Management

In seguito alla scelta di Enzo Visone di lasciare l'incarico, il Consiglio di Amministrazione di Davide Campari-Milano S.p.A. ha nominato Robert Kunze-Concewitz *Chief Executive Officer*.

Robert Kunze-Concewitz, 40 anni, austriaco, rappresenta una scelta interna e di continuità: nel Gruppo Campari dal 2005, in qualità di *Group Marketing Officer* ha curato, in particolare, lo sviluppo e la realizzazione di nuove strategie di *marketing* per i più importanti *brand* del Gruppo.

In passato, prima di entrare a far parte del Gruppo Campari, ha ricoperto ruoli di crescente responsabilità all'interno del Gruppo Procter & Gamble, fino a diventare *Corporate Marketing Director* della divisione *Global Prestige Products*.

Acquisizione di X-Rated

Il 1 agosto 2007 il Gruppo Campari ha perfezionato l'acquisizione di X-Rated che comprende il *brand super premium* X-Rated Fusion Liqueur, la *vodka* di altissima gamma Jean-Marc XO e la *vodka ultra premium* X-Rated.

Contestualmente al *closing* dell'operazione, il cui accordo risale al 19 luglio 2007, è stato corrisposto un pagamento di US$ 40 milioni (€28,1 milioni), pari a un multiplo stimato di 9 volte il margine di contribuzione diretto atteso; l'accordo prevede inoltre il pagamento di un *earn-out* ripartito sui prossimi tre anni e calcolato in base all'andamento dei volumi incrementali di vendita nello stesso periodo.

X-Rated Fusion Liqueur è stato lanciato nel 2004 negli Stati Uniti da Jean-Marc Daucourt, ideatore di *spirit* pluripremiati, e da Todd Martin, *ex* Presidente di Allied Domecq North America, che sono i maggiori azionisti di X-Rated.

Grazie a questa acquisizione, e da gennaio 2008 anche a quella di Cabo Wabo Tequila, il Gruppo Campari arricchisce ulteriormente il proprio portafoglio di *spirit super* e *ultra premium* e rafforza la sua posizione negli Stati Uniti, mercato cruciale nella strategia di espansione internazionale del Gruppo.

Nuova società commerciale in Austria

Nel mese di agosto 2007, è diventata operativa Campari Austria GmbH, una nuova società commerciale, controllata al 100% dal Gruppo Campari, con sede a Vienna.

La nuova società è stata costituita con l'obiettivo di presidiare l'importante mercato locale con una struttura diretta di vendite e *marketing*.

Cessazione del contratto di distribuzione di tequila *1800 e Gran Centenario*

Il 11 settembre 2007 il Gruppo Campari ha annunciato l'interruzione, dal 31 dicembre 2007, della distribuzione in licenza negli Stati Uniti dei prodotti a marchio *tequila* 1800 e Gran Centenario.

Da gennaio 2008, il Gruppo José Cuervo, proprietario dei *brand* 1800 e Gran Centenario, gestisce direttamente i due marchi di *tequila* nel mercato statunitense, attraverso una società interamente controllata.

Riorganizzazione delle società vitivinicole italiane del Gruppo

Nel mese di settembre, le assemblee di Teruzzi & Puthod S.r.l., Giannina S.r.l. e Sella & Mosca S.p.A. hanno approvato il progetto di fusione di Teruzzi & Puthod S.r.l. e Giannina S.r.l. in Sella & Mosca S.p.A., fusione che ha avuto efficacia verso i terzi a partire dal 1 novembre 2007 ed effetti fiscali dal 1 gennaio 2007.

Inoltre, nell'ambito del programma di riorganizzazione delle società vitivinicole italiane del Gruppo, è stato perfezionato il conferimento del ramo d'azienda relativo ai vini a marchio Enrico Serafino da Davide Campari-Milano S.p.A. a Sella & Mosca S.p.A.

A seguito di tali operazioni, viene pertanto ulteriormente razionalizzata l'attività della *business unit wine* del Gruppo, operativa dal 1 gennaio 2007.

Ristrutturazione industriale

Come preannunciato, il 30 settembre 2007 il Gruppo Campari ha interrotto l'attività produttiva nello stabilimento di Sulmona, trasferendone le produzioni in altri stabilimenti.

Lo stabilimento di Sulmona è entrato a far parte del Gruppo con l'acquisizione Bols del 1995 e non ha mai raggiunto un livello di efficienza sostenibile, nonostante gli investimenti e i trasferimenti di produzioni effettuati, nonché gli sforzi di trovare nuove opportunità produttive, anche per conto terzi.

A seguito del drastico ridimensionamento della categoria dei *ready to drink* e del declino generalizzato del mercato delle bibite analcoliche gassate, l'utilizzo delle linee di produzione è sceso a livelli che hanno reso economicamente insostenibile il proseguimento dell'attività.

Il Gruppo, nella tradizione di rapporti sindacali rivolti costantemente a attenuare le conseguenze sociali di decisioni economicamente obbligate e nell'ottica di minimizzare l'impatto sui livelli occupazionali, ha gestito con i rappresentanti dei lavoratori un concreto programma di misure alternative e di sostegno.

Il 27 luglio 2007, presso il Ministero del Lavoro e della Previdenza Sociale, la Capogruppo e le Organizzazioni Sindacali hanno raggiunto un accordo a supporto della richiesta di attivare la Cassa Integrazione Guadagni Straordinaria per cessazione di attività a favore dei lavoratori dello stabilimento di Sulmona, secondo la normativa in vigore.

La Società ha inoltre manifestato la sua disponibilità di farsi parte attiva nella reindustrializzazione del sito continuando a impegnarsi direttamente nella ricerca di imprenditori sia del settore alimentare che di altri settori.

Liquidazione della *joint venture* Fior Brands Ltd.

Nel mese di dicembre 2007, la *joint venture* Fior Brands Ltd., operante in Gran Bretagna, è stata posta in liquidazione; la procedura si concluderà nella primo semestre del 2008.

Dal mese di gennaio 2008 è operativo un nuovo accordo con un distributore locale per la gestione del *business* del Gruppo sul mercato della Gran Bretagna.

ANDAMENTO DELLE VENDITE

Evoluzione generale

Le vendite nette del Gruppo nel 2007 sono state pari a €957,5 milioni e, a perimetro omogeneo e a cambi costanti, la crescita rispetto allo scorso anno è stata estremamente positiva e pari al 7,1%; tuttavia, poiché rispetto al 2006 sia l'effetto cambio (–2,2%) che la variazione di perimetro (–2,2%) hanno avuto un impatto negativo, la crescita totale delle vendite 2007 appare più contenuta e pari al 2,7%.

	€ milioni	in % sul 2006
– vendite nette 1 gennaio-31 dicembre 2007	957,5	
– vendite nette 1 gennaio-31 dicembre 2006	932,4	
Variazione totale	**25,2**	**2,7%**
di cui:		
crescita organica	66,0	7,1%
variazioni di perimetro	–20,3	–2,2%
variazioni di cambio	–20,5	–2,2%
Variazione totale	**25,2**	**2,7%**

La crescita organica del 7,1% è stata determinata dall'andamento positivo di quasi tutti i principali *brand*; in particolare si evidenzia la *performance* di SKYY Vodka, di Aperol e del *vermouth* e degli spumanti Cinzano, che hanno realizzato una crescita delle vendite a due cifre.

Le variazioni di perimetro intervenute hanno complessivamente determinato un saldo netto negativo di €20,3 milioni, pari al 2,2% delle vendite dello scorso anno in quanto, nel corso del 2007, la crescita esterna relativa ad acquisizioni e a nuovi accordi di distribuzione, è stata inferiore all'impatto negativo conseguente all'interruzione delle vendite di Lipton Ice Tea sul mercato italiano.

Alla fine dello scorso anno, infatti, Campari Italia S.p.A. e il Gruppo Unilever hanno concordato di non procedere al rinnovo del contratto di distribuzione dei prodotti a marchio Lipton Ice Tea, in scadenza a fine dicembre 2006; pertanto, ai fini della determinazione della crescita organica realizzata dal Gruppo nel 2007, le vendite di Lipton Ice Tea del 2006, pari a €30,0 milioni, sono state considerate come variazione negativa di perimetro.

Per quanto concerne la componente di perimetro positiva, la crescita esterna delle vendite del 2007 è stata complessivamente pari a €9,7 milioni, di cui €3,9 milioni relativi a Glen Grant e Old Smuggler, la cui acquisizione era stata finalizzata il 15 marzo 2006, €3,5 milioni relativi ai *brand* X-Rated, le cui vendite sono iniziate nel mese di agosto 2007 e, infine, €2,2, milioni relativi al *brand* di terzi Russky Standart *vodka*, la cui distribuzione è iniziata a luglio 2006 in Germania e Svizzera e, dal mese di settembre 2007, anche sul mercato italiano.

La tabella seguente presenta un dettaglio per *brand* delle vendite che hanno determinato la variazione di perimetro.

Vendite del 2007: dettaglio dell'effetto perimetro	€ milioni
Glen Grant e Old Smuggler	3,9
X-Rated *brand*	3,5
Subtotale *brand* del Gruppo	**7,4**
Cessata distribuzione Lipton Ice Tea in Italia	–30,0
Altri *brand* di terzi	2,2
Subtotale *brand* di terzi	**–27,8**
Totale variazione di perimetro	**–20,3**

La variazione dei tassi di cambio medi del 2007, rispetto a quelli dello scorso anno, ha avuto complessivamente un impatto negativo sulle vendite pari al 2,2%, determinato principalmente dal rafforzamento dell'Euro nei confronti del Dollaro USA (deprezzato del 8,4%) mentre, tra le altre valute rilevanti per il Gruppo, evidenziate nella tabella seguente, il cambio medio del Real brasiliano si è rivalutato del 2,5%.

Cambi	2007	2006	Variazione %
US$ x 1 € cambi medi dell'anno	1,371	1,256	-8,4%
US$ x 1 € cambi al 31 dicembre	1,472	1,317	-10,5%
BRC x 1 € cambi medi dell'anno	2,665	2,732	2,5%
BRC x 1 € cambi al 31 dicembre	2,611	2,813	7,8%
CHF x 1 € cambi medi dell'anno	1,643	1,573	-4,2%
CHF x 1 € cambi al 31 dicembre	1,655	1,607	-2,9%
JPY x 1 € cambi medi dell'anno	161,241	146,061	-9,4%
JPY x 1 € cambi al 31 dicembre	164,930	156,930	-4,9%
GBP x 1 € cambi medi dell'anno	0,685	0,682	-0,4%
GBP x 1 € cambi al 31 dicembre	0,733	0,672	-8,4%

Vendite per area geografica

L'andamento delle vendite del 2007 è stato positivo in tutte le aree geografiche, se si confrontano dati omogenei per perimetro di consolidamento e di tassi di cambio; la crescita organica totale del 7,1% risulta infatti determinata da tassi di crescita, per le singole aree, compresi tra il 5,2% dell'Italia e il 10,6% dell'Europa.

In dettaglio, le due tabelle sottostanti mostrano, rispettivamente, la prima, la ripartizione e l'evoluzione delle vendite per area e, la seconda, la scomposizione della variazione totale di ciascuna area nelle tre componenti di crescita organica, variazione di perimetro ed effetto cambi.

	2007		2006		Variazione %
	€ milioni	%	€ milioni	%	2007/2006
Italia	393,2	41,1%	401,4	43,1%	-2,0%
Europa	197,6	20,6%	175,2	18,8%	12,8%
Americhe	322,9	33,7%	314,6	33,7%	2,6%
Resto del mondo e *duty free*	43,8	4,6%	41,2	4,4%	6,3%
Totale	**957,5**	**100,0%**	**932,4**	**100,0%**	**2,7%**

Analisi della variazione %	variazione in % totale	crescita organica	variazione perimetro	effetto cambio
Italia	-2,0%	5,2 %	-7,2%	0,0%
Europa	12,8%	10,6%	2,6%	-0,4%
Americhe	2,6%	7,4%	1,3%	-6,0%
Resto del mondo e *duty free*	6,3%	8,2%	0,2%	-2,0%
Totale	**2,7%**	**7,1%**	**-2,2%**	**-2,2%**

L'**Italia,** con vendite pari a €393,2 milioni e un'incidenza sul totale delle vendite del 41,1%, si conferma anche nel 2007 quale maggior mercato del Gruppo.

Il peso di quest'area appare peraltro in diminuzione di due punti percentuali rispetto allo scorso anno (43,1%) e di sei punti percentuali rispetto al 2005 (47,1%).

La minore incidenza delle vendite realizzate sul mercato domestico è imputabile da un lato al costante sviluppo del *business* del Gruppo, per vie interne ed esterne, sui mercati internazionali e dall'altro all'impatto negativo conseguente all'interruzione della distribuzione del *brand* di terzi Lipton Ice Tea.

Complessivamente, nel 2007 le vendite dell'area hanno avuto una contrazione del 2,0% ma, escludendo la variazione di perimetro negativa (-7,2%), la crescita organica è stata del 5,2%. Tale risultato, più che soddisfacente se si considera il combinato effetto di un mercato maturo e di un contesto macroeconomico sicuramente non favorevole, è stato determinato dall'andamento positivo di *core brands* quali Campari, Aperol, Crodino e Cinzano.

L'**Europa**, che nel 2007 rappresenta il 20,6% delle vendite del Gruppo, è l'area che ha realizzato la *performance* migliore sia in termini di crescita totale (12,8%) che di crescita organica, anch'essa a doppia cifra e pari a 10,6%.

L'andamento positivo delle vendite è stato generalizzato in quasi tutti i paesi dell'area.

La Germania si conferma il principale mercato europeo per il Gruppo e, nel corso dell'anno, ha conseguito una buona crescita organica, grazie all'andamento positivo di quasi tutti i *brand*; infatti, in questo mercato, solo il *brand* Campari ha chiuso l'anno in contrazione, causa, nel secondo semestre, un sensibile rallentamento del *sell-in*, interamente correlato al marcato incremento di prezzo realizzato alla fine dell'estate.

La Russia, grazie alla straordinaria crescita del 2007 è diventata il secondo mercato europeo del Gruppo e, relativamente alle vendite del solo *vermouth* Cinzano, ancora una volta in solida progressione a due cifre, si conferma il principale mercato mondiale per la marca.

Oltre alla crescita organica, l'Europa ha beneficiato anche di una crescita esterna del 2,6%, determinata quasi totalmente dall'avvio della distribuzione della *vodka* di terzi Russky Standart in Germania e Svizzera, peraltro con risultati estremamente incoraggianti.

Il lieve effetto cambio negativo (0,4%) è invece correlato principalmente alla svalutazione del Franco svizzero.

L'area **Americhe**, grazie alla rilevante presenza nei mercati statunitense e brasiliano, di importanza strategica per il Gruppo, nel 2007 evidenzia un'incidenza sulle vendite totali pari a un terzo, invariata rispetto al 2006.

L'area infatti ha conseguito una crescita organica (7,4%) superiore a quella complessiva del Gruppo (7,1%), ma l'effetto cambio negativo del 6,0%, peraltro in parte mitigato da un effetto perimetro del 1,3%, ha limitato la crescita complessiva al 2,6%.

Le due tabelle sottostanti forniscono un ulteriore dettaglio dell'andamento delle vendite in quest'area, sia con riferimento ai mercati principali che all'analisi degli effetti che hanno avuto un impatto sulla crescita.

	2007		2006		Variazione %
	€ milioni	%	€ milioni	%	2007/2006
USA	229,4	71,1%	234,4	74,5%	–2,1%
Brasile	79,8	24,7%	69,6	22,1%	14,6%
Altri paesi	13,7	4,2%	10,6	3,4%	28,9%
Totale	**322,9**	**100,0%**	**314,6**	**100,0%**	**2,6%**

Analisi della variazione %	variazione in % totale	crescita organica	variazione perimetro	effetto cambio
USA	–2,1%	4,9%	1,7%	–8,7%
Brasile	14,6%	11,8%	0,0%	2,8%
Altri paesi	28,9%	34,1%	0,0%	–5,2%
Totale	**2,6%**	**7,4%**	**1,3%**	**–6,0%**

L'andamento delle vendite negli **Stati Uniti** è stato positivo, con una crescita organica del 4,9%, determinata sostanzialmente dal buon risultato conseguito da SKYY Vodka, in crescita a due cifre; la buona *performance* del *core brand* SKYY è stata tuttavia attenuata dall'andamento dei *brand* di terzi in distribuzione (moderata crescita per *tequila* 1800 e marcata contrazione per Cutty Sark).

La variazione di perimetro, positiva e pari al 1,7%, è relativa principalmente ai *brand* entrati in portafoglio con l'acquisizione X-Rated, ovvero X-Rated Fusion Liqueur, Jean-Marc XO *vodka* e X-Rated *vodka*, la cui distribuzione è iniziata a partire dal mese di agosto; una parte minore di crescita esterna è peraltro ancora imputabile allo *Scotch whisky* Old Smuggler, acquisito a marzo del 2006.

La forte svalutazione del Dollaro USA intervenuta nel periodo ha generato sulle vendite un effetto cambio negativo del 8,7%, che ha eroso completamente la crescita effettiva delle vendite, sia organica che esterna, portando il risultato complessivo dell'area a –2,1%.

Il 2007 è stato un anno decisamente positivo per il *business* del Gruppo in **Brasile**, con una crescita organica delle vendite del 11,8%, determinata dal buon risultato di tutti i *brand* più importanti, ovvero Campari, Dreher, Cynar e gli *admix whisky* Old Eight e Drury's.

La rivalutazione del Real brasiliano ha avuto un impatto positivo del 2,8% sulle vendite e ha portato la crescita complessiva dell'area, a cambi correnti, al 14,6%.

Negli altri paesi dell'area Americhe, le vendite del 2007 sono incrementate significativamente, (28,9%), anche grazie all'avvio della distribuzione diretta dello *Scotch whisky* Old Smuggler in Argentina.

Il principale mercato di questa *sub* area è il Canada, che nel 2007 ha avuto ancora una volta un *trend* delle vendite positivo, principalmente attribuibile al buon andamento di SKYY Vodka.

L'area **Resto del Mondo e *duty free***, che ha un'incidenza ancora marginale sulle vendite totali del Gruppo (inferiore al 5%), nel 2007 ha incrementato le vendite del 6,3% a cambi correnti (8,2% a cambi costanti); particolarmente buono è stato il risultato conseguito nel canale *duty free*, per il quale, nel corso del 2006, il Gruppo ha potenziato l'organizzazione commerciale.

Relativamente ai due mercati più importanti dell'area, si evidenzia una buona crescita delle vendite in Australia e una leggera contrazione in Giappone, dove tuttavia nell'ultima parte dell'anno si è riscontrata una positiva inversione di tendenza.

Vendite per area di business

Così come evidenziato per tutte le aree geografiche, anche tutte le aree di *business* hanno chiuso il 2007 in crescita rispetto allo scorso anno, a cambio e perimetro costanti.

Anche in termini reali, il confronto con il 2006 rimane peraltro estremamente positivo e il solo segmento *soft drink* evidenzia una contrazione, interamente attribuibile all'interruzione della distribuzione di Lipton Ice Tea in Italia.

Le due tabelle sottostanti mostrano, rispettivamente, l'evoluzione delle vendite per area di *business* e l'analisi della variazione totale di ciascun segmento, nelle tre componenti di crescita organica, effetto perimetro ed effetto cambi.

	2007		2006		Variazione %
	€ milioni	%	€ milioni	%	2007/2006
Spirit	687,1	71,8%	657,1	70,5%	4,6%
Wine	151,3	15,8%	134,9	14,5%	12,2%
Soft drink	102,4	10,7%	128,0	13,7%	–20,0%
Altre vendite	16,7	1,7%	12,4	1,3%	34,4%
Totale	**957,5**	**100,0%**	**932,4**	**100,0%**	**2,7%**

Analisi della variazione%	variazione in % totale	crescita organica	variazione perimetro	effetto cambio
Spirit	4,6%	6,3%	1,3%	–3,0%
Wine	12,2%	12,5%	0,0%	–0,3%
Soft drink	–20,0%	3,5%	–23,5%	0,0%
Altre vendite	34,4%	26,1%	9,1%	–0,8%
Totale	**2,7%**	**7,1%**	**–2,2%**	**–2,2%**

Spirit

Nel 2007 le vendite degli *spirit* sono state pari a €687,1 milioni, con un'incidenza del 71,8% sul totale del Gruppo; rispetto al 2006, la crescita complessiva è stata del 4,6% e, escludendo il contributo della crescita esterna (1,3%) e l'effetto cambio negativo (–3,0%), il segmento ha conseguito una crescita organica del 6,3%.

Le vendite di **Campari** si sono incrementate del 3,5% a cambi costanti e del 3,0% a cambi correnti.

Questo risultato globalmente può essere considerato più che soddisfacente, in quanto da mercati importanti sono arrivati chiari segnali del buon stato di salute della marca.

Fra questi, è opportuno segnalare su tutti il Brasile, principale mercato mondiale per il *brand*, che nel 2007 ha realizzato una *performance* molto buona, con una crescita delle vendite a due cifre.

Anche l'Italia ha chiuso positivamente il 2007, con vendite nette in crescita e con un incremento della quota di mercato.

In Germania, invece, come già sottolineato, le vendite di Campari hanno scontato nell'ultima parte dell'anno una significativa contrazione dei volumi, decisamente più contenuta a valore, determinata dal consistente riposizionamento prezzo attuato alla fine di agosto; si ritiene che il rallentamento nel mercato tedesco, peraltro atteso, possa essere recuperato nel corso del 2008, in quanto prevalentemente correlato a dinamiche distributive piuttosto che ai consumi finali.

Nel 2007 inoltre è stata perseguita una strategia di focalizzazione degli investimenti pubblicitari e promozionali nei mercati europei ad alta potenzialità, che ha portato come risultato una positiva evoluzione delle vendite di Campari in Francia, Svizzera, Belgio, Spagna e Grecia.

Il *brand* **SKYY** (SKYY Vodka e la gamma *flavor*) nel 2007 ha realizzato una crescita del 11,1% a cambi costanti, mentre a cambi correnti, per effetto della forte svalutazione del Dollaro USA, la crescita è stata del 2,6%.

Il buon risultato dell'anno è stato determinato principalmente dal *trend* positivo nel *core market* statunitense che rappresenta ancora più del 85% dei volumi della marca e che, a valore, ha un'incidenza anche superiore.

Lo sviluppo delle vendite al di fuori degli Stati Uniti è stato invece globalmente più contenuto in quanto, anche per questo *brand*, si è ritenuto opportuno concentrare gli investimenti di *marketing* su mercati selezionati (Italia, Germania e Canada).

Le vendite di **CampariSoda**, quasi interamente concentrate sul mercato italiano, nel 2007 hanno avuto una lieve contrazione (1,3 %); il *trend* della marca riflette l'andamento dei consumi che, nel corso dell'anno, ha visto una leggera contrazione per il segmento di mercato degli aperitivi monodose alcolici in favore di quello degli aperitivi monodose analcolici, peraltro ben presidiato dal Gruppo con il *brand* Crodino.

Il 2007 è stato, ancora una volta, un anno eccezionale per **Aperol**, che ha incrementato le vendite del 21,7%.

Il mercato italiano, che rappresenta più del 85% delle vendite della marca, si conferma quale motore dello sviluppo di questo *brand*, con un tasso di crescita superiore al 15%.

Oltre a ciò, continua a essere estremamente incoraggiante per il futuro della marca, la forte e regolare progressione delle vendite di Aperol in alcuni mercati europei, tra cui Germania, Austria e Svizzera.

Le vendite di **Aperol Soda**, interamente concentrate sul mercato italiano, sono incrementate del 2,2%.

Le vendite dei ***brand* brasiliani** hanno registrato una crescita del 9,4% a cambi costanti e del 12,2% a cambi correnti, per effetto della rivalutazione del Real brasiliano.

Grazie al risultato conseguito nell'ultimo trimestre, significativamente il più importante dell'anno per il Brasile, il 2007 è stato particolarmente positivo per le vendite degli *admix whisky* Old Eight e Drury's, mentre l'*aguardiente* Dreher ha confermato un anno interamente in crescita, con un *record* storico di volumi raggiunti.

Per quanto concerne **Glen Grant** e **Old Smuggler,** entrati nel perimetro di consolidamento del Gruppo il 15 marzo 2006, il 2007 è stato il primo anno di piena integrazione.

L'andamento delle vendite è stato decisamente positivo, poiché a perimetro e cambi omogenei la crescita è stata del 22,2%.

È necessario tuttavia ricordare che tale *trend* positivo beneficia anche di un confronto favorevole con il 2006 in cui, al momento dell'acquisizione, i livelli di *stock* presso i distributori erano particolarmente elevati.

Le vendite di **Ouzo 12** sono incrementate del 2,7% (2,1% a cambi correnti), con una crescita più contenuta in Germania, ormai largamente primo mercato del *brand*, e più sostenuta in Grecia, dove la seconda parte dell'anno ha evidenziato una positiva inversione di tendenza.

Cynar ha chiuso l'anno positivamente, con una crescita del 11,9% a cambi costanti e del 12,0% a cambi correnti.

L'andamento delle vendite è stato in linea con lo scorso anno in Italia, mercato principale in cui negli ultimi mesi una nuova campagna pubblicitaria ha avuto un impatto positivo sui consumi della marca, invertendo pertanto una tendenza negativa di lungo periodo.

Sul mercato brasiliano il *brand* ha invece conseguito una robusta crescita a due cifre, grazie all'ottima performance realizzata nell'ultimo trimestre dell'anno.

Per le vendite di **Campari Mixx**, quasi interamente concentrate sul mercato italiano, si rileva una flessione limitata al 4,3%.

Nell'ambito della categoria dei *ready to drink*, terminata la fase di forte declino dei volumi che ha caratterizzato gli ultimi anni, si prospetta per questo *brand* un'interessante nicchia di mercato, ridimensionata nei volumi ma profittevole.

Tra gli altri marchi di *spirit* del Gruppo, le vendite del 2007 sono state in leggera crescita per il mirto **Zedda Piras** e in contrazione per **Biancosarti**.

Nel segmento degli *spirit*, i ***brand* di terzi** distribuiti dal Gruppo evidenziano, con la sola eccezione degli *Scotch whisky*, risultati complessivamente positivi.

Relativamente ai *brand* più importanti si rilevano:

- una crescita del 2,8% per Jack Daniel's, distribuito essenzialmente sul mercato italiano;
- una buona *performance* per Jägermeister che, con una forte concentrazione sempre sul mercato italiano, ha realizzato una crescita del 9,6%;
- una crescita del 3,1% in valuta locale per *tequila* 1800 sul mercato statunitense (–5,5% a cambi correnti);

- una sostanziale stabilità delle vendite per i *brand* di C&C, distribuiti principalmente negli Stati Uniti (+0,3% a cambi costanti, ma -7,4% a cambi correnti);
- una crescita del 4,3% per i *brand* Suntory, prevalentemente venduti negli Stati Uniti (–3,9% a cambi correnti);
- una contrazione del 14,2% a cambi costanti (-20,5% a cambi correnti) per gli *Scotch whisky*, determinata principalmente da Cutty Sark negli Stati Uniti, che sconta l'importante aumento del prezzo di vendita attuato.

Wine

Il 2007 è stato un anno positivo per il segmento *wine*, con vendite nette per €151,3 milioni e una crescita del 12,2% rispetto al 2006 (12,5% a cambi costanti).

Nel periodo non vi è stata alcuna variazione di perimetro e i tassi di cambio hanno avuto un impatto negativo ma limitato al 0,3%.

L'ottima *performance* globale di quest'area di *business* è stata conseguita grazie alla forte crescita del *brand* Cinzano, che rappresenta più della metà delle vendite del segmento, unita a un soddisfacente sviluppo delle vendite della quasi totalità delle altre marche del portafoglio *wine*.

Le vendite del ***vermouth* Cinzano** sono incrementate del 18,7% a cambi costanti (18,2% a cambi correnti).

L'ampliamento della distribuzione a nuovi mercati e gli importanti investimenti promozionali e pubblicitari sostenuti negli anni precedenti nei mercati a maggiore potenzialità, stanno portando i risultati attesi e i consumi della marca sono in costante crescita.

Il mercato principale per questo *brand* è la Russia, che nel periodo ha realizzato un incremento estremamente significativo, in parte tuttavia correlato a un certo ritardo nelle consegne dell'inizio del 2006 a seguito dei cambiamenti legislativi intervenuti.

Gli altri mercati che nel periodo hanno conseguito *performance* molto buone sono stati l'Italia, la Spagna, la Repubblica Ceca e in generale il canale *duty free*.

Anche per gli **spumanti Cinzano**, le vendite del 2007 sono state estremamente soddisfacenti, con una crescita del 12,7% a cambi costanti e del 12,4% a cambi correnti.

Sia la Germania che l'Italia, ovvero i due mercati fondamentali per questo *brand*, che insieme sviluppano circa 80% delle vendite, hanno realizzato una robusta crescita a due cifre, confermando pertanto la validità della strategia di ampliamento e miglioramento dell'offerta attraverso un continua innovazione di prodotto.

In Germania il riposizionamento della marca ha dato ottimi risultati e la crescita è stata realizzata anche nella categoria Asti Cinzano, che localmente è il prodotto più venduto dell'intera gamma.

In Italia, è stato molto buono il risultato dell'ultimo determinante trimestre dell'anno, correlato ai consumi delle festività natalizie.

Per quanto concerne le vendite dei vini propriamente detti, il 2007 è stato sicuramente un anno positivo: il *brand* principale **Sella & Mosca** ha conseguito una crescita del 6,8%, in parte ottenuta grazie al buon andamento del mercato italiano, ma soprattutto grazie all'ottimo sviluppo delle vendite realizzato nei tre principali mercati di esportazione, Stati Uniti, Germania e Svizzera.

Risultato molto incoraggiante anche per il marchio **Cantina Serafino**, vini piemontesi di nicchia, per il quale si vedono i primi risultati tangibili della riorganizzazione, sia produttiva che commerciale, attuata nel 2005: la crescita delle vendite 2007 è stata del 37,5%.

Al contrario, i vini **Teruzzi & Puthod**, per i quali è tuttora in corso la riorganizzazione dell'assetto distributivo nei mercati internazionali, hanno chiuso il 2007 con una contrazione delle vendite del 36,0% rispetto allo scorso anno.

Gli spumanti Riccadonna e Mondoro hanno ottenuto risultati molto buoni.

Riccadonna ha incrementato le vendite del 13,4% (13,1% a cambi correnti), con una solida crescita a due cifre nei due mercati principali, ovvero Australia e Italia.

Mondoro ha realizzato una crescita complessiva del 46,1%, determinata sia dalla forte progressione nell'importantissimo mercato russo che dall'ampliamento distributivo a nuovi mercati dell'est e nord Europa.

Soft drink

Nel 2007 i *soft drink* hanno realizzato vendite per €102,4 milioni, in crescita del 3,5% a perimetro costante, ma complessivamente in contrazione del 20,0%, a causa del forte effetto perimetro negativo correlato all'interruzione della distribuzione del marchio di terzi Lipton Ice Tea sul mercato italiano.

L'andamento delle vendite è stato relativamente positivo per tutti i marchi di quest'area di *business*, ma il risultato più importante è indubbiamente quello di **Crodino,** in crescita del 6,1%; le vendite dell'aperitivo analcolico sono quasi totalmente concentrate in Italia, dove la marca continua a evidenziare un'interessante crescita dei consumi, sicuramente in parte correlata alla efficace e fortunata campagna pubblicitaria televisiva.

La linea **Lemonsoda, Oransoda e Pelmosoda** ha incrementato le vendite del 1,1% mentre per le acque minerali Crodo la crescita nel 2007 è stata del 4,7%.

Altre vendite

Nel 2007 le vendite di quest'area sono state pari a €16,7 milioni (1,7% del totale Gruppo) e sono incrementate complessivamente del 34,4%.

Questo segmento di attività, complementare ai *business spirit, wine* e *soft drink* include i ricavi derivanti dalla vendita a terzi di materie prime e semilavorati e dalle attività di *co-packing*.

La crescita del 2007 è interamente attribuibile alle vendite del distillato di malto prodotto e venduto da Glen Grant Distillery Company Ltd. al gruppo Pernod Ricard, in base agli accordi stipulati al momento dell'acquisizione di Glen Grant.

Tale crescita è considerata in parte organica (26,1%) e in parte esterna (9,1%), in quanto le vendite dello scorso anno erano iniziate solo dopo il 15 marzo (data del *closing* dell'acquisizione Glen Grant), mentre la svalutazione della sterlina inglese ha comportato un lieve effetto cambio negativo (0,8%).

RISULTATI ECONOMICI

Conto economico consolidato

Il 2007 è stato un anno positivo per il Gruppo Campari e, rispetto all'anno precedente, il conto economico consolidato evidenzia una crescita di tutti i livelli di redditività, dal risultato della gestione corrente (+6,3%), al risultato operativo (+5,3%), fino all'utile netto (+6,9%).

	2007		2006		variazione
	€ milioni	%	€ milioni	%	%
Vendite nette	**957,5**	**100,0%**	**932,4**	**100,0%**	**2,7%**
Costo del venduto	(407,2)	–42,5%	(410,2)	–44,0%	–0,7%
Margine lordo	**550,3**	**57,5%**	**522,2**	**56,0%**	**5,4%**
Pubblicità e promozioni	(174,6)	–18,2%	(163,1)	–17,5%	7,1%
Costi di vendita e distribuzione	(105,1)	–11,0%	(102,1)	–11,0%	2,9%
Margine commerciale	**270,6**	**28,3%**	**256,9**	**27,6%**	**5,3%**
Spese generali e amministrative e altri oneri e proventi operativi	(67,2)	–7,0%	(65,5)	–7,0%	2,6%
Risultato della gestione corrente	**203,4**	**21,2%**	**191,4**	**20,5%**	**6,3%**
Altri (oneri) e proventi non ricorrenti	(2,8)	–0,3%	(0,8)	–0,1%	–
Risultato operativo	**200,6**	**20,9%**	**190,5**	**20,4%**	**5,3%**
Proventi (oneri) finanziari netti	(17,0)	–1,8%	(15,2)	–1,6%	11,8%
Quota di utile (perdita) di società valutate con il metodo del patrimonio netto	(0,3)	0,0%	0,2	0,0%	–
Utile prima delle imposte	**183,3**	**19,1%**	**175,5**	**18,8%**	**4,4%**
Imposte	(58,1)	–6,1%	(55,2)	–5,9%	5,2%
Utile netto	**125,2**	**13,1%**	**120,3**	**12,9%**	**4,1%**
Interessi di minoranza	(0,0)	0,0%	(3,2)	–0,3%	-99,0%
Utile netto del Gruppo	**125,2**	**13,1%**	**117,1**	**12,6%**	**6,9%**
Totale ammortamenti	(19,5)	–2,0%	(19,2)	–2,1%	1,7%
EBITDA prima di altri oneri e proventi non ricorrenti	223,0	23,3%	210,6	22,6%	5,9%
EBITDA	**220,1**	**23,0%**	**209,7**	**22,5%**	**4,9%**

Le **vendite nette** sono state pari a €957,5 milioni e, come precedentemente analizzato, la variazione rispetto al 2006 è stata del 2,7% in quanto la solida crescita organica, pari al 7,1%, è stata significativamente erosa da variazioni negative di perimetro di consolidamento (–2,2%) e di cambio (–2,2%).

Il **costo del venduto** evidenzia una contrazione sia in valore assoluto (–0,7%) che in termini di incidenza percentuale sulle vendite, che passa dal 44,0% del 2006 al 42,5% del 2007.

Questo risultato, oggettivamente molto positivo, è stato significativamente influenzato da un diverso *mix* delle vendite rispetto al 2006, dovuto principalmente alla variazione di perimetro conseguente all'interruzione della distribuzione di Lipton Ice Tea, *brand* che aveva un'incidenza del costo del venduto più elevata rispetto a quella media del *business* del Gruppo.

La tabella sotto riportata evidenzia i valori di vendite e costo del venduto dell'anno 2007 in relazione ai dati 2006, proformati in modo tale da escludere vendite e costo del venduto relativi a Lipton Ice Tea, cosicché i margini dei due esercizi posti a confronto possano essere valutati a perimetro maggiormente omogeneo.

	2007		2006 proforma		variazione
	€ milioni	%	€ milioni	%	%
Vendite nette	957,5	100,0%	902,4	100,0%	+6,1%
Costo del venduto	(407,2)	-42,5%	(382,9)	-42,4%	+6,4%

La simulazione mostra un costo del venduto totale del 2007 in crescita del 6,4%, in linea con lo sviluppo delle vendite (6,1%) e un'incidenza percentuale sulle vendite del 42,5%, sostanzialmente invariata rispetto a quella dello scorso anno (42,4%).

Per quanto concerne la reale evoluzione dei costi, nell'ultima parte dell'anno l'incremento del prezzo di alcune materie prime, tra cui quello del vetro, è stato ampiamente sopra l'inflazione.

In senso contrario, i costi di produzione dell'ultimo trimestre 2007 hanno recepito l'effetto positivo della chiusura dello stabilimento di Sulmona, attenuando pertanto l'impatto complessivo della crescita del costo del venduto del 2007.

I **costi per pubblicità e promozioni** sono stati pari al 18,2% delle vendite, con un'incidenza di 0,7 punti percentuali superiore a quella dello scorso anno, pari al 17,5%.

Tale variazione è imputabile principalmente al sopracitato effetto perimetro (Lipton Ice Tea), che vale 0,6 punti percentuali.

Nel 2006, infatti, l'elevato investimento promozionale destinato a questo *brand* era quasi interamente compensato dai contributi ricevuti dal proprietario della marca (Unilever); conseguentemente, l'impatto netto di detti costi sul conto economico del Gruppo era minimo, diluendo pertanto l'incidenza complessiva dei costi per pubblicità e promozioni sulle vendite.

Al netto di tale effetto, gli investimenti in pubblicità e promozioni del 2007, al fine di accelerare la crescita organica delle vendite, sono stati aumentati rispetto all'esercizio precedente, sia in valore assoluto, +7,2%, che in termini di incidenza percentuale sulle vendite, che pertanto raggiunge il 18,2%.

Inoltre, attraverso la ricerca di efficienze nell'ambito della gestione delle attività pianificate, nel corso dell'anno è stato possibile incrementare la pressione pubblicitaria in modo più che proporzionale rispetto all'aumento dei costi sostenuti, contenendo in tal modo l'impatto sui margini del Gruppo.

I costi di **vendita e distribuzione** del 2007 hanno mantenuto invariata al 11,0% la loro incidenza sulle vendite con un incremento contenuto al 2,9% rispetto al 2006.

Tale risultato è da valutarsi con soddisfazione alla luce dell'aumento generalizzato dei costi di trasporto, conseguente all'evoluzione del prezzo del petrolio, nonché degli investimenti effettuati nelle strutture commerciali e *marketing* nei principali mercati internazionali.

Il **margine commerciale** del 2007 è stato di €270,6 milioni, con una crescita del 5,3% rispetto al 2006, attribuibile:

- per il 7,1% alla crescita organica;
- per il 0,7% alla crescita esterna;
- per il –2,5% al negativo effetto cambio.

È opportuno sottolineare che la variazione di perimetro ha avuto impatti di segno diverso sulle vendite e sulla redditività.

Infatti, mentre a livello di vendite, l'effetto netto della variazione di perimetro è stato negativo, e pari al –2,2%, in quanto l'impatto sfavorevole di Lipton Ice Tea è stato superiore all'apporto positivo di X-Rated, Glen Grant e degli altri *brand* che hanno generato una crescita esterna, a livello di redditività, al contrario, i nuovi *brand* compensano la redditività persa con la cessata distribuzione di Lipton Ice Tea (prodotto a bassa marginalità) e, pertanto, l'effetto netto della variazione di perimetro sul margine commerciale del Gruppo è positivo, e pari al 0,7%.

La voce **spese generali e amministrative e altri oneri e proventi operativi** nel 2007 è incrementata del 2,6% rispetto allo scorso anno, mantenendo invariata al 7,0%, la sua incidenza percentuale sulle vendite nette.

Il **risultato della gestione corrente** è stato di €203,4 milioni, in crescita del 6,3% rispetto al corrispondente semestre del 2006.

La voce **proventi e oneri non ricorrenti** evidenzia, come saldo netto, un onere di €2,8 milioni, significativamente più elevato rispetto all'onere netto di €0,8 milioni dello scorso anno.

Nel 2007 i valori più significativi sono: tra i costi, oneri correlati al *turnover* nel *management* del Gruppo per €2,5 milioni e altri oneri diversi per complessivi €2,2 milioni; tra i proventi, plusvalenze realizzate con la vendita di immobili per 1,5 milioni nonché l'utilizzo di riserve fiscali che, al netto di accantonamenti per rischi, ammontano a €0,4 milioni.

Il **risultato operativo** del 2007 è di €200,6 milioni ed evidenzia una crescita rispetto al 2006 sia in valore assoluto (5,3%) che in termini di marginalità sulle vendite, che raggiunge il 20,9% (20,4% nel 2006).

Gli **ammortamenti** complessivi, materiali e immateriali, sono stati pari a €19,5 milioni, in aumento del 1,7% rispetto al 2006, in cui erano stati pari a €19,2 milioni.

Conseguentemente, l'**EBITDA prima di proventi e oneri non ricorrenti** è stato pari a €223,0 milioni, in crescita del 5,9%, e l'**EBITDA** è stato pari a €220,1 milioni, in crescita del 4,9%.

La voce del conto economico **proventi e oneri finanziari netti** evidenzia un saldo di €17,0 milioni, in aumento rispetto a €15,2 milioni del 2006.

L'incremento tra i due esercizi è stato determinato dalla crescita dei tassi di interesse delle principali valute, in parte compensata da un più basso livello di indebitamento medio nonché da un positivo effetto cambio.

Per quanto concerne l'andamento del debito netto, l'anno ha evidenziato un continuo e progressivo miglioramento rispetto al 2006; l'impatto dell'acquisizione X-Rated (per circa €30 milioni), intervenuta nel secondo semestre, è stato interamente assorbito da una buona generazione di cassa.

Relativamente ai cambi, la svalutazione del Dollaro USA nei confronti dell'Euro ha determinato una riduzione degli oneri finanziari relativi alla parte di indebitamento contratta nella valuta statunitense.

La quota parte di **utile o perdita delle società valutate col metodo del patrimonio netto** evidenzia un saldo negativo di €0,3 milioni, mentre nel 2006 si rilevava un saldo netto positivo di €0,2 milioni.

Le entità consolidate con il metodo del patrimonio netto sono *joint venture* commerciali che distribuiscono i prodotti del Gruppo e quelli degli altri soci in importanti mercati europei: Belgio, Olanda e Spagna.

L'utile prima delle imposte e degli interessi di minoranza è stato pari a €183,3 milioni, in crescita del 4,4% rispetto a quello del 2006.

Le **imposte** sul reddito, correnti e differite, sono state pari a €58,1 milioni, in crescita del 5,2% rispetto al 2006.

L'**utile netto, prima degli interessi di minoranza**, è stato pari a €125,2 milioni, in crescita del 4,1% rispetto al 2006.

In seguito all'acquisto della residua partecipazione di terzi in Skyy Spirits, LLC, avvenuto alla fine del 2006, la **quota di utile di competenza di terzi** nel conto economico del Gruppo diventa assolutamente marginale e nel 2007 non raggiunge €0,1 milioni, rispetto a €3,2 milioni del 2006.

Conseguentemente, l'**utile netto del Gruppo** del 2007 beneficia del consolidamento integrale dell'utile di Skyy Spirits, LLC, e si attesta a €125,2 milioni, con una crescita sul 2006 pari al 6,9%.

Tale risultato finale evidenzia un margine di redditività sulle vendite del 13,1%, estremamente positivo e in ulteriore crescita rispetto al 12,6% conseguito nel 2006.

Redditività per area di *business*

Lo IAS 14 prevede che venga fornito un approfondimento economico settoriale, sia per segmenti di attività che per aree geografiche, identificando fra questi due il settore di analisi ritenuto primario e oggetto di un'informativa più completa.

La dimensione di analisi del *business* ritenuta primaria dal Gruppo Campari è quella per segmenti di attività, vale a dire *spirit*, *wine*, *soft drink* e il segmento complementare altre vendite e pertanto, per tali quattro aree di *business*, viene presentata un'analisi dei risultati economici.

Il livello di redditività considerato più efficace per misurare la *performance* dei singoli segmenti è il margine commerciale, che mostra la profittabilità generata da ricavi e costi direttamente imputabili ai singoli *brand*.

Nel 2007, il margine commerciale del Gruppo è stato di €270,6 milioni, in crescita del 5,3% rispetto al 2006.

Come evidenziato nella tabella sotto riportata, nel 2007 la redditività degli *spirit*, è incrementata in misura proporzionalmente inferiore a quella degli altri segmenti; nonostante ciò gli *spirit* continuano a essere il *core business* del Gruppo e il segmento a più alta redditività: generano infatti il 81,0% del margine totale a fronte di vendite nette pari al 71,8% del totale.

	2007		2006		2007/2006
	€ milioni	in % totale	€ milioni	in % totale	variazione %
Spirit	219,3	81,0%	210,6	82,0%	4,1%
Wine	16,6	6,1%	15,2	5,9%	9,1%
Soft drink	31,8	11,7%	28,6	11,1%	11,0%
Altro	2,9	1,1%	2,4	0,9%	21,8%
Margine commerciale consolidato	270,6	100,0%	256,9	100,0%	5,3%

Redditività *spirit*

Nel 2007 gli *spirit* hanno conseguito un margine commerciale di €219,3 milioni, in crescita del 4,1% rispetto al 2006 e con un'incidenza sulle vendite nette del segmento, pari al 31,9%.

	2007		2006		2007/2006
	€ milioni	Incidenza % sulle vendite del segmento	€ milioni	Incidenza % sulle vendite del segmento	variazione %
Vendite nette	687,1	100,0%	657,1	100,0%	4,6%
Margine lordo	424,6	61,8%	400,6	61,0%	6,0%
Margine commerciale	219,3	31,9%	210,6	32,1%	4,1%

Escludendo l'impatto negativo dei cambi e quello positivo determinato dalla variazione di perimetro, la crescita organica delle vendite del segmento è stata del 6,3%; tale risultato positivo è stato determinato dalla buona *performance* dei *brand* a più alta marginalità (SKYY Vodka, Aperol e Glen Grant) e conseguentemente la crescita organica del margine lordo è stata anche più elevata (7,7%) di quella rilevata per le vendite.

	variazione % totale	crescita organica	effetto cambio	variazione perimetro
Vendite nette	4,6%	6,3%	–3,0%	1,3%
Margine lordo	6,0%	7,7%	–2,8%	1,0%
Margine commerciale	4,1%	6,0%	–2,8%	0,9%

Nel 2007 la crescita organica del margine commerciale (6,0%) risulta più contenuta dello sviluppo organico delle vendite e del margine lordo, come conseguenza di una più forte pressione degli investimenti pubblicitari e promozionali rispetto al 2006; in particolare sul *brand* Campari, per il quale è stata realizzata una nuova campagna pubblicitaria internazionale.

La crescita complessiva della redditività degli *spirit* è stata negativamente influenzata dall'effetto cambio (–2,8%), determinato principalmente dalla svalutazione del Dollaro USA che ha eroso il margine commerciale realizzato da SKYY Vodka e dagli altri *brand* distribuiti negli Stati Uniti.

Al contrario la variazione di perimetro ha avuto un impatto positivo, ma limitato a 0,9%.

Redditività *wine*

Il margine commerciale degli *wine* del 2007 è stato di €16,6 milioni, in crescita del 9,1% rispetto al 2006, e rappresenta una redditività sulle vendite del 11,0%.

	2007		2006		2007/2006
	€ milioni	Incidenza % sulle vendite del segmento	€ milioni	Incidenza % sulle vendite del segmento	variazione %
Vendite nette	151,3	100,0%	134,9	100,0%	12,2%
Margine lordo	65,7	43,4%	60,8	45,1%	8,1%
Margine commerciale	16,6	11,0%	15,2	11,3%	9,1%

Nel corso dell'anno la crescita organica del margine commerciale è stata del 11,0%, il cambio ha avuto un impatto negativo pari al 2,0%, mentre non ci sono state variazioni di perimetro.

Focalizzando l'analisi sulla crescita a cambi costanti, l'andamento delle vendite nette di quest'area di *business* è stato molto positivo (+12,5%), e tutti i principali *brand* hanno conseguito una crescita a doppia cifra, con la sola eccezione dei vini Sella & Mosca, in crescita più contenuta (6,8%) e dei vini Teruzzi & Puthod, in contrazione.

Questo *mix* delle vendite, sfavorevole ai vini a marginalità più elevata, ha avuto un impatto diluitivo sul margine lordo dei *wine* che infatti, nel 2007, è cresciuto meno (8,6%) rispetto alle vendite.

	variazione % totale	crescita organica	effetto cambio	variazione perimetro
Vendite nette	12,2%	12,5%	–0,3%	
Margine lordo	8,1%	8,6%	–0,5%	
Margine commerciale	9,1%	11,0%	–2,0%	

Per contro, gli investimenti pubblicitari e promozionali di quest'area di *business*, nel 2007 sono incrementati in valore assoluto ma sono diminuiti come incidenza relativa sulle vendite, rispetto al 2006; pertanto il margine commerciale mostra un incremento del 11,0%, superiore a quello rilevato per il margine lordo.

Redditività *soft drink*

Il margine commerciale dei *soft drink* è stato pari a €31,8 milioni, con un'incidenza sulle vendite del 31,0% e una crescita del 11,0% rispetto al 2006.

	2007		2006		2007/2006
	€ milioni	Incidenza % sulle vendite del segmento	€ milioni	Incidenza % sulle vendite del segmento	variazione %
Vendite nette	102,4	100,0%	128,0	100,0%	-20,0%
Margine lordo	56,9	55,5%	58,0	45,3%	-2,0%
Margine commerciale	31,8	31,0%	28,6	22,4%	11,0%

Le vendite di quest'area di *business* risultano fortemente condizionate dall'interruzione della distribuzione, alla fine del 2006, del marchio di terzi Lipton Ice Tea sul mercato italiano.

Nel 2007 i *soft drink* evidenziano infatti una variazione negativa totale delle vendite del 20,0% che, depurata di tale effetto perimetro, diventa una crescita organica del 3,5%.

Al contrario é opportuno evidenziare che il margine commerciale del segmento ha migliorato strutturalmente la sua incidenza percentuale sulle vendite, passando dal 22,4% del 2006, al 31,0% del 2007, anche grazie al citato venire meno di Lipton Ice Tea, *brand* a marginalità limitata estremamente ridotta.

	variazione % totale	crescita organica	effetto cambio	variazione perimetro
Vendite nette	-20,0%	3,5%	0,0%	-23,5%
Margine lordo	-2,0%	2,6%	0,0%	-4,6%
Margine commerciale	11,0%	12,1%	0,0%	-1,1%

A perimetro costante, la crescita organica del margine commerciale (12,1%) è stata superiore a quella delle vendite (3,5%) a seguito di un *marketing mix* più efficiente.

Tra i *brand* principali, Crodino nel 2007 ha avuto un incremento dell'investimento sui *media* proporzionale allo sviluppo delle vendite, mentre è stato attenuato l'investimento destinato alla linea di bibite sodate, con conseguente impatto positivo sul conto economico di questi *brand* e dell'intero segmento dei *soft drink*.

Redditività altre vendite

La redditività di questo segmento complementare, che include le attività di *co-packing* e la vendita a terzi di materie prime e semilavorati, nel 2007 è stata di €2,9 milioni, con una crescita del 21,8% rispetto al 2006.

	2007		2006		2007/2006
	€ milioni	Incidenza % sulle vendite del segmento	€ milioni	Incidenza % sulle vendite del segmento	variazione %
Vendite nette	16,7	100,0%	12,4	100,0%	34,4%
Margine lordo	3,2	19,0%	2,7	22,1%	15,7%
Margine commerciale	2,9	17,7%	2,4	19,5%	21,8%

La forte crescita delle vendite è correlata alla recente acquisizione di Glen Grant ed è interamente attribuibile alla vendita a terzi del distillato di malto, prodotto da Glen Grant Distillery Company Ltd.

La crescita leggermente più contenuta del margine lordo e del margine commerciale è invece imputabile alla minore attività di *co-packing* realizzata nel corso dell'anno.

	variazione % totale	crescita organica	effetto cambio	variazione perimetro
Vendite nette	34,4%	26,1%	-0,8%	9,1%
Margine lordo	15,7%	13,4%	-3,6%	5,9%
Margine commerciale	21,8%	19,2%	-4,1%	6,7%

SITUAZIONE FINANZIARIA

Rendiconto finanziario

Il rendiconto finanziario esposto nella tabella sottostante è semplificato e riclassificato rispetto al rendiconto finanziario di cui ai prospetti di bilancio consolidato.

La principale differenza consiste nel fatto che il prospetto di rendiconto finanziario riclassificato, non evidenziando i flussi di cassa relativi alle variazioni di indebitamento a breve e a lungo termine e alle variazioni di investimento in titoli negoziabili, consente di esplicitare la variazione della posizione finanziaria netta tra il 1 gennaio e il 31 dicembre dell'anno (rispetto alla variazione netta della disponibilità e mezzi equivalenti, di cui al prospetto di bilancio).

Oltre a ciò, il prospetto qui riportato, evidenzia anche il *free cash flow*, che definisce il flusso di cassa generato dalle attività operative, al netto di interessi e investimenti correnti.

	31 dicembre 2007 € milioni	31 dicembre 2006 € milioni
Utile operativo	200,6	190,5
Ammortamenti	19,5	19,2
Variazioni che non determinano movimenti di cassa	(1,4)	(10,8)
Variazioni di attività e passività non finanziarie	20,0	(8,7)
Imposte pagate	(39,5)	(37,0)
Flusso di cassa generato dalle attività operative prima delle variazioni di capitale circolante	**199,2**	**153,3**
Variazione capitale circolante netto operativo	(29,3)	(25,5)
Flusso di cassa generato dalle attività operative	**169,9**	**127,8**
Interessi netti pagati	(15,7)	(12,6)
Flusso di cassa assorbito da investimenti	**(28,9)**	**(18,8)**
Free cash flow	**125,3**	**96,5**
Acquisizioni	(29,3)	(179,4)
Altre variazioni	3,0	33,1
Dividendo pagato dalla Capogruppo	(29,0)	(28,1)
Flusso di cassa assorbito da altre attività	**(55,4)**	**(174,5)**
Differenze cambio e altre variazioni	21,5	24,4
Variazione delle posizione finanziaria per effetto delle attività dell'esercizio	**91,4**	**(53,6)**
Debito per esercizio *put option* su Skyy Spirits, LLC	0,0	45,5
Totale flusso di cassa netto del periodo = Variazione delle posizione finanziaria netta	**91,4**	**(8,1)**
Posizione finanziaria netta di inizio del periodo	(379,5)	(371,4)
Posizione finanziaria netta di fine periodo	(288,1)	(379,5)

Nel 2007, il **flusso di cassa generato dalle attività operative** è stato di €169,9 milioni, significativamente superiore a quello dello scorso anno, pari a €127,8 milioni.

L'incremento di flusso di cassa evidenziato tra i due esercizi, pari complessivamente a €42,1 milioni, è stato determinato da:

– una crescita del risultato operativo di €10,1 milioni;

- maggiori ammortamenti per €0,3 milioni;
- una diminuzione delle variazioni che non determinano movimenti di cassa di €9,4 milioni;
- una differenza positiva delle variazioni di attività e passività non finanziarie pari a €28,7 milioni;
- maggiori imposte pagate per €2,5 milioni;
- un maggior incremento di capitale circolante operativo per €3,8 milioni.

In relazione alle variazioni di attività e passività non finanziarie, si segnala che nel 2007 tale voce è stata complessivamente positiva, per €20,0 milioni, mentre nel 2006 è stata negativa, per €8,7 milioni; nel 2007 la componente più rilevante di questa variazione positiva, pari a €13,8 milioni, è relativa alla variazione di debiti e crediti fiscali e più in particolare all'aumento dei debiti per accise e IVA.

La crescita delle imposte pagate e della variazione di capitale circolante operativo è stata di importo contenuto e comunque proporzionale alla evoluzione del *business*.

Dopo il pagamento di interessi finanziari netti (€15,7 milioni) e di investimenti (€28,9 milioni), entrambi superiori al 2006, il ***free cash flow*** del Gruppo del 2007 è stato pari a €125,4 milioni, con una crescita di €28,9 milioni rispetto al 2006.

Gli investimenti sostenuti nel 2007, complessivamente pari a €34,5 milioni (un maggiore dettaglio viene fornito nel successivo paragrafo "Investimenti"), hanno determinato un utilizzo di cassa netto inferiore e pari a €28,9 milioni, in quanto quest'ultimo sconta i valori relativi a:

- contributi ricevuti, per €0,7 milioni;
- acconti dedotti, per €2,2 milioni;
- ricavi da dismissioni, per €2,6 milioni.

Il flusso di cassa da altre attività (non operative), nel 2007 ha comportato un assorbimento di risorse finanziarie per complessivi €55,4 milioni, così composto:

- €28,1 milioni destinati all'acquisizione dei marchi X-Rated, oltre a €1,2 milioni all'acquisizione del marchio Old Smuggler per l'Argentina;
- €29,0 milioni destinati al dividendo pagato dalla Capogruppo;
- €3,0 milioni provenienti dalla vendita di azioni proprie, per €1,5 milioni, e dal rimborso di un credito finanziario, sempre per €1,5 milioni.

Nel 2006, il flusso di cassa assorbito da altre attività non operative era stato significativamente più elevato e pari a €174,5 milioni, che includevano:

- l'acquisizione Glen Grant e Old Smuggler, del valore di €128,9 milioni e l'acquisizione della quota residua del 11% di Skyy Spirits, LLC, per €48,8 milioni;
- il dividendo pagato dalla Capogruppo, per €28,1 milioni;
- come flusso positivo, la vendita di azioni proprie, a seguito dell'esercizio di un piano di *stock option*, per un €32,9 milioni.

Infine, **le differenze cambio e le altre variazioni** impattano positivamente per €21,5 milioni, rispetto a €24,4 milioni, sempre positivi, nel 2006.

Nel 2007 il valore è determinato principalmente da differenze cambio positive sul capitale circolante operativo per €4,0 milioni e da altre variazioni positive per €17,2 milioni, imputabili principalmente a effetti positivi di valutazione dei derivati di *interest rate swap*, a copertura dei flussi di cassa del prestito obbligazionario della Capogruppo, per €10,7 milioni, nonché ad altre differenze di conversione cambi.

Relativamente al rendiconto finanziario del 2006, si rammenta che viene rilevato un flusso positivo di €45,5 milioni, relativo al venir meno del debito iscritto nel 2005 in relazione al possibile esercizio delle *put option* detenute dai soci di minoranza di Skyy Spirits, LLC; l'annullamento dei tale debito è conseguente all'esercizio delle *put option*, avvenuto a fine 2006 e il cui costo viene rappresentato tra i flussi finanziari per acquisizioni dell'anno, per l'importo effettivamente sostenuto di €48,8 milioni.

Composizione dell'indebitamento netto

La posizione finanziaria netta al 31 dicembre 2007 evidenzia un saldo di €288,1 milioni, inferiore rispetto a quello del 31 dicembre 2006, pari a €379,5 milioni.

La dinamica della generazione di cassa nel corso dell'anno, cioè le voci principali che hanno determinato la riduzione del debito netto per €91,4 milioni, sono state sopra commentate nel rendiconto finanziario.

La tabella seguente evidenzia invece la struttura del debito tra inizio e fine periodo.

	31 dicembre 2007 € milioni	31 dicembre 2006 € milioni
Disponibilità liquide e mezzi equivalenti	199,8	239,0
Debiti verso banche	(114,4)	(209,3)
Debiti per *leasing* immobiliare	(3,2)	(3,1)
Private placement e prestito obbligazionario	(17,3)	(17,7)
Altri crediti e debiti finanziari	1,3	1,6
Posizione finanziaria netta a breve termine	**66,3**	**10,4**
Debiti verso banche	(1,8)	(1,2)
Debiti per *leasing* immobiliare	(12,9)	(16,0)
Private placement e prestito obbligazionario	(338,8)	(370,6)
Altri crediti e debiti finanziari	(1,0)	(2,2)
Posizione finanziaria netta a medio-lungo termine	**(354,4)**	**(390,0)**
Posizione finanziaria netta	**(288,1)**	**(379,5)**

La riduzione complessiva del debito netto a fine anno è determinata da un miglioramento di €55,9 milioni della posizione finanziaria netta a breve termine, peraltro a fine anno attiva e pari a €66,3 milioni, nonché da un miglioramento di €35,6 milioni della posizione finanziaria netta a medio-lungo termine, a fine anno passiva e pari a €354,4 milioni.

Quest'ultima si riduce principalmente per effetto del minore valore dei due prestiti a medio lungo-termine che, al 31 dicembre 2007, evidenziano a bilancio una differenza di €31,8 milioni, rispetto allo scorso anno, imputabile:

- per €11,9 milioni, alla svalutazione del Dollaro USA, valuta nella quale è denominato il *private placement* emesso da Redfire, Inc.;
- per €8,4 milioni, alla riclassifica da debito a medio-lungo termine a debito a breve termine, della tranche di *private placement*, emesso da Redfire, Inc, rimborsabile a luglio 2008;
- per €10,7 milioni al riconoscimento degli effetti positivi di valutazione dei derivati di *interest rate swap*, a copertura dei flussi di cassa del prestito obbligazionario della Capogruppo.

Situazione patrimoniale

	31 dicembre 2007 € milioni	31 dicembre 2006 € milioni
Attivo immobilizzato	995,7	990,3
Altre attività e passività non correnti	(63,3)	(56,3)
Capitale circolante operativo	290,4	265,1
Altre attività e passività correnti	(56,1)	(21,8)
Totale capitale investito	**1.166,7**	**1.177,3**
Patrimonio netto	878,6	797,8
Posizione finanziaria netta	288,1	379,5
Totale fonti di finanziamento	**1.166,7**	**1.177,3**

Il capitale netto investito al 31 dicembre 2007 è di €1.166,7 milioni, lievemente inferiore a quello del 31 dicembre 2006, pari a €1.177,3 milioni, rispetto al quale presenta anche limitate differenze strutturali.

L'attivo immobilizzato e le altre attività e passività non correnti evidenziano infatti variazioni del tutto marginali, mentre la variazione in aumento del capitale circolante operativo (€25,3 milioni) è più marcata e risulta compensata dall'aumento dei debiti per imposte, che sono qui classificati nella voce "altre attività e passività correnti", la cui variazione netta è di €34,3 milioni.

Nel confronto tra i due periodi, invece, la struttura delle fonti di finanziamento presenta una differenza più sostanziale: il patrimonio netto si rafforza di €80,8 milioni e contestualmente la posizione finanziaria netta si riduce di €91,4 milioni.

In conseguenza di ciò, il rapporto debito / mezzi propri si riduce significativamente, passando dal 47,6% del 31 dicembre 2006, al 32,8% del 31 dicembre 2007.

Investimenti

Gli investimenti del 2007 sono stati complessivamente pari a €34,5 milioni, di cui:

- €29,5 milioni in immobilizzazioni materiali;
- €1,7 milioni in attività biologiche;
- €3,3 milioni in immobilizzazioni immateriali a vita definita.

Gli investimenti in **immobilizzazioni materiali** includono, come importo più significativo, €14,1 milioni relativi alla nuova sede a Sesto San Giovanni; tale progetto, iniziato nel 2006, sarà completato nel 2009 con un investimento complessivo di circa €40 milioni.

La parte restante degli investimenti in immobilizzazioni materiali dell'esercizio è stata sostenuta dalla Capogruppo, negli stabilimenti di Novi Ligure, Canale e Crodo, per complessivi €8,8 milioni e dalle società controllate, prevalentemente nelle unità produttive, per €6,6 milioni.

Gli investimenti in **attività biologiche** sono relativi a nuovi impianti di vigneto, quasi interamente realizzati da Sella & Mosca S.p.A.

Infine, gli investimenti dell'esercizio in **immobilizzazioni immateriali a vita definita**, pari a €3,3 milioni, sono quasi totalmente imputabili all'acquisto di licenze e all'attività di sviluppo per ulteriori moduli del sistema SAP, nelle aree della pianificazione, della gestione delle risorse umane e della tracciabilità delle produzioni.

Struttura del Gruppo

Per informazioni in merito alle variazioni della struttura del Gruppo intervenute nel 2007, si rinvia a quanto esposto alla nota 2 al bilancio, *Area di consolidamento*.

EVENTI SUCCESSIVI ALLA CHIUSURA DELL'ESERCIZIO

Cessioni di immobili

Il 27 febbraio 2008 la Capogruppo ha finalizzato la vendita del fabbricato a uso industriale e degli impianti direttamente afferenti, sito nel comune di Cinisello Balsamo, nelle immediate adiacenze di Milano, per un valore complessivo di €6,7 milioni, generando una plusvalenza di €6,1 milioni, iscritta nel 2008.

L'immobile, destinato a magazzino di prodotti finiti alcolici fino a febbraio 2008, era stato oggetto di un contratto preliminare di vendita già nel novembre 2007, e quindi conseguentemente riclassificato nel presente bilancio tra le attività non correnti destinate alla vendita, al relativo valore netto d'iscrizione in bilancio pari a €598 migliaia.

Inoltre, nei primi mesi del 2008 sono stati finalizzati altresì i contratti preliminari di vendita di ulteriori due porzioni dell'area di Termoli, destinata a unità produttiva della Società fino al 2003, per un valore complessivo pari a €0,4 milioni.

Una parte dell'area di Termoli, la più rilevante per dimensione e valore, è già stata ceduta nel corso del 2007, come a suo tempo riferito; l'intero impianto era già stato oggetto di *impairment* nel corso del 2006, e contestualmente riclassificato nelle attività non correnti destinate alla vendita, al presunto valore di mercato.

Lancio di SKYY Infusions

Il 10 marzo Skyy Spirits, LLC, società statunitense posseduta al 100% dal Gruppo Campari, ha annunciato il lancio di SKYY Infusions™, una nuova gamma di prodotti altamente innovativa, all'interno della categoria delle *flavored* vodka.

SKYY Infusions™ è una produzione completamente naturale, fatta con SKYY Vodka e vera frutta fresca ed è realizzata con un processo di infusione esclusivo e brevettato; la gamma comprende cinque gusti, limone, lampone, ciliegia, uva e *passion fruit*.

Il lancio è partito nel mese di marzo e, anche per la gamma SKYY Infusions™, sarà utilizzata la nuova bottiglia prevista per SKYY Vodka, una bottiglia dalla forma più alta e stretta, più lucente ma sempre del caratteristico colore blu cobalto.

Prima del lancio il prodotto è stato sottoposto ai test qualitativi presso il Beverage Testing Institute (BTI) di Chicago e ciascuno dei cinque gusti è risultato vincente rispetto a tutte le altre *flavored* vodka della stessa categoria.

Nel primo trimestre dell'anno in corso Skyy Spirits, LLC provvederà a ridurre al minimo le scorte di SKYY flavors presenti nel mercato americano, in vista dell'imminente lancio di SKYY Infusions™; per tale ragione, indipendentemente dall'andamento dei consumi finali, si ritiene si potrà verificare un differimento dei volumi spediti ai distributori americani, dal primo al secondo trimestre dell'anno.

Nuovo accordo di distribuzione in Spagna

Con decorrenza 1 aprile, il distributore dei principali prodotti del Gruppo Campari in Spagna sarà Zadibe, una società facente parte del Gruppo Diego Zamora, un importante produttore e distributore internazionale di *spirit & wine*.

EVOLUZIONE PREVEDIBILE DELLA GESTIONE

Nel 2007 il Gruppo ha evidenziato ancora una volta un'evoluzione positiva delle vendite e dei risultati economici che, a tassi di cambio e a perimetro di consolidamento omogenei, sono stati più che soddisfacenti.

Con riferimento all'esercizio in corso gli obiettivi sono orientati al continuo miglioramento dei risultati e, a tassi di cambio costanti, si può prevedere una buona crescita delle vendite e della redditività.

Infatti, nonostante le previsioni di crescita economica per il 2008 siano in generale relativamente modeste, per lo meno per i paesi che rappresentano circa i tre quarti del *business* del Gruppo, alcuni elementi consentono di confermare una visione positiva sul breve periodo:

- il *trend* dei consumi dei *brand* più importanti del Gruppo, nei mercati principali, continua a essere estremamente incoraggiante;
- la redditività trarrà beneficio dagli aumenti di prezzo effettuati nel corso del 2007 e dal pieno effetto delle razionalizzazioni industriali effettuate;
- l'apporto delle recenti acquisizioni sarà significativo e, a livello di margini (ma non a livello di vendite nette), consentirà di compensare la perdita causata dall'interruzione della distribuzione della *tequila* 1800.

CORPORATE GOVERNANCE

Davide Campari-Milano S.p.A. adotta, quale modello di riferimento per la propria *corporate governance*, le disposizioni del Codice di Autodisciplina delle Società Quotate pubblicato nel marzo 2006, a cui la Società ha aderito.

La relazione sul governo societario riferita all'esercizio 2007 è stata predisposta facendo riferimento al "Format sperimentale per la relazione sul governo societario" emanato da Borsa Italiana.

Conformemente all'articolo 89-*bis* del Regolamento emanato da Consob con deliberazione 11971 del 24 febbraio 1999, tale relazione ha lo scopo di fornire al mercato e agli azionisti una completa informativa sul modello di *corporate governance* scelto dalla Società, sulla concreta adesione a ciascuna prescrizione del Codice nel corso dell'esercizio 2007 fornendo spiegazioni in ordine all'eventuale inosservanza di alcuni precetti ivi contenuti e alle condotte poste in essere rispetto a quelle prescritte.

La suddetta relazione è consultabile sul sito Internet www.camparigroup.com, nella sezione *Investors/ Corporate Governance*.

RISK MANAGEMENT

Rischi connessi all'attività commerciale internazionale e all'operatività in mercati emergenti

Coerentemente alla strategia di internazionalizzazione intrapresa, il Gruppo opera, attualmente, in numerosi mercati e intende espandere, in futuro, la propria attività in alcuni paesi in via di sviluppo, in particolare in Asia e in America Latina.

L'operatività nei mercati emergenti espone il Gruppo ai vari rischi tipici dell'attività internazionale, tra cui l'esposizione alla situazione politica e economica locale, spesso instabile, alle oscillazioni dei tassi di cambio con le relative difficoltà di copertura, alle limitazioni a esportazioni e importazioni, a restrizioni e vincoli agli investimenti e alle attività promozionali o a limitazioni al rimpatrio dei dividendi.

Rischi connessi alla dipendenza da licenze per l'utilizzo di marchi di terzi e alla dipendenza da licenze concesse a terzi per l'utilizzo dei marchi del Gruppo

Al 31 dicembre 2007, una quota rilevante delle vendite nette consolidate del Gruppo, pari a circa il 19%, è derivata dalla produzione e/o distribuzione, su licenza, di prodotti di terzi.

La risoluzione, la cessazione per qualunque motivo o il mancato rinnovo di tali contratti potrebbero avere effetti negativi sull'attività e sui risultati operativi del Gruppo.

Rischi connessi alla concorrenzialità del mercato

Il Gruppo opera nel settore delle bevande alcoliche e analcoliche caratterizzato da un elevato livello di concorrenza e dalla presenza di un vasto numero di operatori.

Tuttavia, i principali *competitor* sono rappresentati da gruppi internazionali di grandi dimensioni in fase di concentrazione che attuano a livello mondiale strategie competitive aggressive.

Il posizionamento competitivo del Gruppo, a ridosso dei più importanti *player* mondiali, spesso dotati di maggiori risorse finanziarie, nonché di maggiore diversificazione sia a livello di portafoglio marchi, sia a livello geografico, rende l'esposizione ai rischi tipicamente connessi alla concorrenzialità del mercato particolarmente significativa.

Rischi connessi alla dipendenza dalle preferenze e dalla propensione alla spesa dei consumatori

Nell'industria delle bevande, un importante fattore di successo è rappresentato dalla capacità di interpretare le preferenze e i gusti dei consumatori, in particolare dei giovani, e di adeguare costantemente le strategie di vendita alla loro evoluzione, anticipando le tendenze del mercato, rafforzando e consolidando l'immagine dei propri prodotti.

Ove la capacità del Gruppo di interpretare e anticipare gusti e aspettative dei consumatori e di gestire i propri marchi venisse meno o si riducesse in modo significativo, ciò potrebbe pregiudicare in modo sensibile l'attività e i risultati operativi.

La sfavorevole congiuntura economica in taluni mercati condiziona negativamente la fiducia dei consumatori e, conseguentemente, la loro propensione a consumare bevande.

Un fattore di rischio afferente, in particolare, alla domanda di *spirit* è legato al possibile intensificarsi di campagne di sensibilizzazione contro il consumo di bevande alcoliche che potrebbero pregiudicare a medio-lungo termine tutti gli operatori del settore e, pertanto, anche il Gruppo.

Rischi connessi al regime normativo dell'industria delle bevande

Le attività di produzione e distribuzione, esportazione e importazione, commercializzazione e promozione pubblicitaria, di bevande alcoliche e analcoliche sono disciplinate da normative nazionali e sovranazionali complesse e articolate, con intenti spesso restrittivi.

L'esigenza di regolare in modo sempre più stringente le norme in tema di salute dei consumatori, e in particolare dei giovani, potrebbe comportare, in futuro, l'adozione di nuove leggi e regolamenti, anche in sede comunitaria, finalizzate a scoraggiare il consumo delle bevande alcoliche ovvero a promuoverne un consumo più ridotto, attraverso limitazioni alla pubblicità o aumenti del carico fiscale su determinate categorie di prodotti.

Un eventuale cambiamento in senso ulteriormente restrittivo del quadro normativo nei principali paesi in cui il Gruppo opera, potrebbe determinare una diminuzione della domanda dei prodotti offerti dal Gruppo.

Rischi di cambio

Il 38% circa delle vendite nette consolidate del Gruppo nel 2007 è stato realizzato su mercati estranei all'Unione Europea.

Con la crescita dell'attività internazionale del Gruppo in aree diverse a quella dell'Euro, una significativa oscillazione dei tassi di cambio, può influenzare negativamente l'attività e i risultati operativi del Gruppo, questo con particolare riferimento al Dollaro USA e al Real brasiliano.

Relativamente ai rischi di carattere finanziario, si rimanda alla nota 35-Natura e entità dei rischi derivanti dagli strumenti finanziari.

RACCORDO TRA RISULTATO E PATRIMONIO NETTO DELLA CAPOGRUPPO E DEL GRUPPO

Ai sensi della Comunicazione Consob del 28 luglio 2006 si riporta il prospetto di raccordo fra il risultato dell'esercizio e il patrimonio netto al 31 dicembre 2007 del Gruppo con le analoghe grandezze della Capogruppo Davide Campari-Milano S.p.A.

	31 dicembre 2007		31 dicembre 2006	
	Patrimonio netto	Risultato	Patrimonio netto	Risultato
	€/000	€/000	€/000	€/ 000
Patrimonio netto e risultato dell'esercizio di Davide Campari-Milano S.p.A.	543.727	27.483	531.150	119.584
Eliminazione del valore di carico delle partecipazioni consolidate:				
Differenza tra valore di carico e valore, pro-quota, del patrimonio netto contabile delle partecipazioni	436.933		355.083	
Risultati, pro-quota, conseguiti dalle partecipate		318.268		221.162
Quote di terzi dei risultati del Gruppo	(1.928)	(33)	(1.894)	(3.259)
Eliminazione degli effetti di operazioni compiute tra società consolidate:				
Eliminazione dividendi infragruppo		(213.750)		(120.856)
Eliminazione utili e plusvalenze infragruppo	(12.059)	(14.834)	(16.891)	(101.318)
Altre operazioni:				
Allineamento criteri di valutazione	121	249	3.056	1.745
Imposte su riserve di controllate	(564)	7.767	(8.331)	
Differenze di conversione su goodwill in valuta	(61.469)		(42.238)	
Differenze di conversione	(28.135)	–	(24.047)	
Patrimonio netto e risultato d'esercizio di competenza del Gruppo	**876.626**	**125.150**	**795.888**	**117.059**
Patrimonio netto e risultato d'esercizio di competenza di terzi	1.928	33	1.895	3.234
Patrimonio netto e risultato d'esercizio consolidati	878.554	125.184	797.783	120.292

Quadro macroeconomico e mercati azionari

Il 2007 si è chiuso in territorio negativo per i maggiori mercati azionari mondiali.

Tale risultato è da attribuirsi al ribasso degli indici delle principali borse avvenuto nel secondo semestre dell'anno.

L'evento che ha fortemente caratterizzato l'anno è stata la crisi di mutui americani *subprime* che ha comportato forti tensioni sul mercato del credito e ha contribuito all'aumento della volatilità degli indici azionari.

Nell'area Euro, l'incremento del Pil per il 2007 è stato di circa 2,5%, leggermente superiore agli Stati Uniti e di molto inferiore a quello dei Paesi Emergenti.

La componente strutturale dell'inflazione a fine 2007 si mantiene su livelli più elevati rispetto a un anno fa.

In tema di politiche monetarie, le principali Banche Centrali hanno mantenuto un atteggiamento più restrittivo nella prima parte dell'anno (incrementando i tassi dal 3,5% al 4%) e maggiormente accomodante a partire dall'inizio del secondo semestre, in risposta alla crisi del sistema finanziario e al conseguente rallentamento economico.

Sui mercati valutari, il 2007 ha visto il proseguimento del *trend* di apprezzamento dell'Euro nei confronti delle principali valute.

Nel 2007, l'indice MSCI Europe ha chiuso in ribasso del 1,3%.

Il risultato è dovuto principalmente alle attese di un peggioramento congiunturale, che ha contribuito a far virare i mercati verso il basso nella seconda metà dell'anno.

Il mercato azionario italiano ha registrato un andamento nettamente inferiore rispetto all'indice europeo; nel 2007 il Mibtel ha registrato una performance negativa del 7,8%, lo S&P/MIB del 7,0% e il Midex del 13,8%.

Il mercato italiano è stato penalizzato dalla forte esposizione al settore finanziario, che è stato il più debole della seconda metà dell'anno.

Per quanto riguarda l'area americana, l'incremento del Pil per il 2007 è risultato dell'ordine del 2% con la dinamica congiunturale in rallentamento in misura più marcata rispetto alle altre aree finanziarie.

Per quanto riguarda la politica monetaria, la Federal Reserve ha mantenuto il livello dei tassi invariato fino all'inizio dell'autunno e in seguito lo ha ridotto al 4,25% in tre interventi successivi.

Negli Stati Uniti, nel 2007 l'indice S&P 500, in netto peggioramento nella seconda metà dell'anno, ha registrato una crescita del 3,5%.

L'impatto della crisi dei mutui e i problemi sul mercato del credito hanno comportato una forte riduzione della redditività del settore finanziario.

Settore spirits

Nel 2007, le società del settore *spirit* sono state anch'esse coinvolte nella generale correzione al ribasso che ha interessato i mercati azionari nella seconda metà dell'anno.

Tuttavia, l'indice di riferimento FTSEurofirst Beverages ha registrato una crescita del 9,7%, confermando il *trend* positivo precedente del 2006.

La *performance* positiva dell'indice è stata sostenuta dalla solidità dei fondamentali delle società *spirit*, che hanno beneficiato della crescita sostenuta del segmento *premium* nel mercato statunitense, del contesto particolarmente favorevole nei mercati emergenti e delle aspettative del mercato verso una nuova fase dell'attività di *m&a*.

Tuttavia, l'apprezzamento dell'Euro nei confronti del dollaro Dollaro USA, il generale aumento del costo delle materie prime e i timori di un rallentamento dei consumi nel mercato americano hanno influito negativamente sull'andamento dei corsi azionari delle società *spirit*, in particolare, nella seconda metà dell'anno.

Performance del titolo Campari

Nell'ambito di questo contesto macroeconomico e di settore, nel corso del 2007 il titolo Campari, quotato al segmento *Blue Chip* del Mercato Telematico Azionario, ha registrato una diminuzione in termini assoluti del 12,8% rispetto al prezzo di chiusura al 29 dicembre 2006.

La *performance* del titolo Campari è risultata inferiore rispetto all'andamento degli indici del mercato italiano e del settore.

L'andamento del titolo ha beneficiato dell'annuncio di solidi risultati finanziari e delle acquisizioni di Cabo Wabo e X-Rated negli Stati Uniti, grazie alle quali il Gruppo ha rafforzato il proprio portafoglio di marchi nel mercato americano.

Tuttavia, nell'ultima parte dell'anno il titolo è stato negativamente influenzato dall'aumento della volatilità sul mercato azionario, che ha particolarmente colpito le società a piccola e media capitalizzazione.

Rispetto ai principali indici del mercato azionario italiano e del settore, la *performance* del titolo Campari è stata inferiore al Mibtel e al al S&P/MIB rispettivamente del 5,0% e 5,8%, mentre è stata superiore al Midex del 1,0%.

La *performance* rispetto all'indice di settore FTSEurofirst Beverages è stata negativa del 22,5%.

Il prezzo minimo di chiusura nel periodo di riferimento, registrato il 21 dicembre 2007, è stato pari a €6,50.

Il prezzo massimo di chiusura nel periodo di riferimento, registrato il 23 luglio 2007, è stato pari a €8,41.

Nel corso del 2007 la trattazione delle azioni Campari ha raggiunto un controvalore medio giornaliero di €5,8 milioni e un volume medio giornaliero di 764 mila azioni.

Al 28 dicembre 2007 la capitalizzazione di borsa risulta pari a €1,904 milioni.

Andamento del titolo Campari e degli indici Mibtel e FTSEurofirst Beverages dal 1 gennaio 2007


Prezzo azione Campari (Euro)
9
8.8
8.6
8.4
8.2
8
7.8
7.6
7.4
7.2
7
6.8
6.6
6.4
6.2
6
5.8
5.6
5.4
5.2
5
Quantità scambiate (migliaia di azioni)
4,000
3,750
3,500
3,250
3,000
2,750
2,500
2,250
2,000
1,750
1,500
1,250
1,000
750
500
250
Jan-07 Jan-07 Mar-07 Apr-07 May-07 Jun-07 Jul-07 Aug-07 Sep-07 Oct-07 Nov-07 Dec-07 Jan-08 Feb-08
Campari (Quantità scambiate)
Campari (prezzo azione)
Mibtel (relativo)
FTSEurofirst Beverages (relativo)

Aggiornamento struttura azionaria

Al 31 dicembre 2007 gli azionisti rilevanti risultano essere i seguenti:

Azionista (1)	Numero di azioni ordinarie	% su capitale sociale
Alicros S.p.A.	148.104.000	51,0%
Cedar Rock Capital	21.857.798	7,5%
Janus Capital Management	14.564.494	5,0%

(1) Non risultano altri azionisti, al di fuori di quelli sopra evidenziati, con una partecipazione al capitale superiore al 2% che abbiano dato comunicazione a Consob e a Davide Campari-Milano S.p.A. ai sensi dell'articolo 117 del Regolamento Consob 11971/99 in merito agli obblighi di notificazione delle partecipazioni rilevanti.

Si segnala che, a seguito di notificazioni pervenute successivamente alla chiusura del 2007, alla data dell'approvazione del bilancio al 31 dicembre 2007, Janus Capital Management detiene una partecipazione pari al 1,9%.

Dividendo

Il dividendo proposto per il 2007 è pari a €0,11 per ogni azione in circolazione (+10% rispetto al dividendo distribuito nel 2006, pari a €0,10 per azione).

Il dividendo sarà messo in pagamento a partire dal 8 maggio 2008, con esclusione delle azioni proprie in portafoglio, previo stacco della cedola 4 il 5 maggio 2008.

Informazioni sull'azione (1)		2007	2006	2005	2004	2003	2002	2001
Prezzo di riferimento azione:								
Prezzo a fine periodo	€	6,56	7,52	6,24	4,73	3,85	3,00	2,64
Prezzo massimo	€	8,41	8,10	6,78	4,78	3,85	3,78	3,10
Prezzo minimo	€	6,50	6,28	4,48	3,57	2,74	2,53	2,18
Prezzo medio	€	7,54	7,32	5,74	4,04	3,30	3,16	2,72
Capitalizzazione e volume:								
Volume medio giornaliero (2)	numero azioni	763.806	594.348	487.006	429.160	378.940	530.930	723.750
Controvalore medio giornaliero (2)	€ milioni	5,8	4,4	2,8	1,7	1,3	1,7	2,1
Capitalizzazione di borsa a fine periodo	€ milioni	1.904	2.183	1.812	1.372	1.117	871	766
Dividendo:								
Dividendo per azione (3)	€	0,110	0,100	0,100	0,100	0,088	0,088	0,088
Dividendo complessivo (3)(4)	€ milioni	31,8	29,0	28,1	28,1	24,7	24,7	24,7

(1) Frazionamento delle azioni, in ragione di 10 nuove azioni ogni azione posseduta, divenuto effettivo il 9 maggio 2005.

(2) *Initial public offering* avvenuta il 6 luglio 2001 al prezzo di collocamento di €3,1 per azione; nel 2001 il volume medio giornaliero esclusa la prima settimana di negoziazione è pari a 422.600 azioni; nel 2001 il controvalore medio giornaliero esclusa la prima settimana di negoziazione è pari a €1.145 migliaia.

(3) Per l'esercizio 2007, dividendo proposto.

(4) Negli esercizi 2001, 2002 e 2003, hanno avuto diritto al godimento del dividendo 280.400.000 azioni, pari al numero di azioni componenti il capitale sociale al netto di 10.000.000 di azioni proprie; nell'esercizio 2004 hanno avuto diritto al godimento del dividendo 281.048.090 azioni; nell'esercizio 2005 hanno avuto diritto al godimento 281.356.013 azioni; nell'esercizio 2006 hanno avuto diritto al godimento del dividendo 290.399.453 azioni; nell'esercizio 2007 avranno diritto al godimento del dividendo le azioni componenti il capitale sociale al netto delle azioni proprie risultanti alla data di stacco cedola (alla data del Consiglio di Amministrazione del 18 marzo 2008 le azioni componenti il capitale sociale al netto delle azioni proprie risultano pari a 289.355.546).

Indici di borsa (1)		2007 IAS / IFRS	2006 IAS / IFRS	2005 IAS / IFRS	2004 IAS / IFRS	2003 Principi contabili italiani	2002 Principi contabili italiani	2001 Principi contabili italiani
Patrimonio netto per azione	€	3,03	2,74	2,39	2,15	1,89	1,65	1,48
Price / book value	Volte	2,17	2,74	2,61	2,20	2,04	1,82	1,78
Utile per azione (EPS) (2)	€	0,43	0,41	0,42	0,35	0,27	0,30	0,22
P/E (price / earnings)	Volte	15,2	18,3	14,9	13,7	14,0	10,1	12,1
Payout ratio (dividendo / utile netto) (3)	%	25,4	24,7	23,8	29,0	30,9	28,5	38,9
Dividend yield (dividendo / prezzo) (3) (4)	%	1,7	1,3	1,6	2,1	2,3	2,9	3,3

(1) Frazionamento delle azioni in ragione di 10 nuove azioni ogni azione posseduta divenuto effettivo il 9 maggio 2005.

(2) Relativamente agli esercizi 2004, 2005, 2006 e 2007, l'indice è calcolato sulla base della media ponderata delle azioni ordinarie in circolazione come definito dal principio contabile IAS 33.

(3) Per l'esercizio 2007, dividendo proposto.

(4) Dividend yield calcolato sul prezzo dell'azione a fine periodo.

Attività di *investor relations*

La Capogruppo pone particolare cura nello sviluppo del rapporto con i propri azionisti e con gli investitori istituzionali.

Nell'ambito della comunicazione periodica e di quella relativa alle operazioni straordinarie, l'attività del Gruppo Campari con gli investitori è proseguita nel corso dell'anno con la partecipazione a importanti conferenze di area geografica e di settore, e l'organizzazione di numerosi incontri in Italia, nei principali centri finanziari in Europa, negli Stati Uniti e in Giappone.

La Società, al fine di favorire il dialogo con i suoi azionisti, ha allestito e costantemente aggiorna una sezione speciale del proprio sito *internet* dedicata all'attività di *investor relations* (http://investors.camparigroup.com).

All'interno di questa sezione possono essere reperite sia informazioni di carattere economico - finanziario (comunicati, presentazioni, bilanci, relazioni semestrali e trimestrali, informazioni sull'andamento delle contrattazioni di borsa, *etc.*) sia dati e documenti di interesse per gli azionisti, quali la composizione degli organi sociali e le informazioni sulla *corporate governance*.



BILANCIO CONSOLIDATO

PROSPETTI CONTABILI

Conto economico consolidato

	Note	31 dicembre 2007 €/000	*di cui parti correlate €/000*	31 dicembre 2006 €/000	*di cui parti correlate €/000*
Vendite nette	10	**957.510**	*19.527*	**932.358**	*21.002*
Costo del venduto	10	(407.183)		(410.203)	
Margine lordo		**550.326**		**522.155**	
Pubblicità e promozioni	10	(174.639)	*(9.268)*	(163.106)	*(8.206)*
Costi di vendita e distribuzione	10	(105.064)	*(4)*	(102.146)	*(219)*
Margine commerciale		**270.625**		**256.903**	
Spese generali e amministrative e altri costi operativi	10	(70.056)	*(236)*	(66.390)	*(219)*
di cui altri (oneri) e proventi non ricorrenti	10	*(2.835)*		*(846)*	
Risultato operativo		**200.569**		**190.513**	
Proventi (oneri) finanziari netti	10	(16.985)	*128*	(15.189)	*105*
Quota di utile (perdite) di società valutate con il metodo del patrimonio netto	8	(303)	*(303)*	184	*184*
Utile prima delle imposte		**183.281**		**175.508**	
Imposte sul reddito	11	(58.097)	–	(55.215)	
Utile netto		**125.184**		**120.293**	
Interessi di minoranza		(33)		(3.234)	
Utile netto del Gruppo		**125.150**		**117.059**	
Utile base e diluito per azione (€)	12	0,43		0,41	

Stato patrimoniale consolidato

	Note	31 dicembre 2007 € / 000	*di cui parti correlate € / 000*	31 dicembre 2006 € / 000	*di cui parti correlate € / 000*
ATTIVITÀ					
Attività non correnti					
Immobilizzazioni materiali nette	13	155.418		146.284	
Attività biologiche	14	15.899		15.008	
Investimenti immobiliari	15	4.014		4.017	
Avviamento e marchi	16	812.192		816.391	
Attività immateriali a vita definita	18	5.089		4.116	
Partecipazioni in società collegate e *joint venture*	8	607		528	
Imposte anticipate	11	15.875		18.495	
Altre attività non correnti	19	10.009		7.719	
		1.019.103		**1.012.558**	
Attività correnti					
Rimanenze	20	166.937		169.872	
Crediti commerciali	21	279.986	*8.553*	257.120	*6.903*
Crediti finanziari	22	2.878	*823*	4.849	*2.499*
Disponibilità liquide e mezzi equivalenti	23	199.805		238.975	
Altri crediti	21	37.140	*3.000*	38.766	
		686.747		**709.582**	
Attività non correnti destinate alla vendita	24	2.473		3.918	
Totale attività		**1.708.322**		**1.726.058**	
PASSIVITÀ E PATRIMONIO NETTO					
Patrimonio netto					
Capitale	25	29.040		29.040	
Riserve	25	847.587		766.848	
Patrimonio netto di pertinenza della Capogruppo		876.627		795.888	
Patrimonio netto di pertinenza di terzi	26	1.928		1.895	
		878.555		**797.782**	
Passività non correnti					
Prestiti obbligazionari	27	287.651		322.699	
Altre passività finanziarie non correnti	27	72.602		70.142	
Trattamento di fine rapporto e altri fondi pensione	28	11.657		12.631	
Fondi per rischi e oneri futuri	29	11.038		10.930	
Imposte differite	11	60.696		56.066	
		443.644		**472.468**	
Passività correnti					
Debiti verso banche	27	114.375		209.273	
Altri debiti finanziari	27	21.168		21.603	
Debiti verso fornitori	30	156.552	*3.262*	161.907	*1.415*
Debiti per imposte	32	54.592	*20.107*	26.699	
Altre passività correnti	30	39.436		36.326	*14*
		386.122		**455.808**	
Totale passività e patrimonio netto		**1.708.322**		**1.726.058**	

Rendiconto finanziario consolidato

	Note	31 dicembre 2007 € / 000	31 dicembre 2006 € / 000
Flussi di cassa generati (assorbiti) da attività operative			
Utile operativo		200.568	190.513
Rettifiche per riconciliare l'utile operativo al flusso di cassa:			
Ammortamenti	10	19.548	19.228
Plusvalenze da cessioni di immobilizzazioni		(1.489)	(11.647)
Svalutazioni immobilizzazioni materiali		47	3.306
Accantonamenti fondi		5.072	10.157
Utilizzo di fondi		(4.620)	(8.679)
Altre voci che non determinano movimenti di cassa		(403)	(3.905)
Variazione del capitale circolante netto operativo		(29.332)	(25.515)
Altre variazioni di attività e passività non finanziarie		20.000	(8.659)
Imposte sul reddito pagate		(39.510)	(36.996)
		169.882	**127.803**
Flussi di cassa generati (assorbiti) da attività di investimento			
Acquisizione di immobilizzazioni materiali e immateriali		(33.622)	(18.874)
Proventi da cessioni di immobilizzazioni materiali		2.579	13.090
Acconti per la costruzione della nuova sede		2.168	(13.000)
Acquisizione di marchi	16	(29.328)	(130.542)
Acquisizione di società o quote in società controllate			(48.905)
Interessi attivi incassati		9.855	17.841
Dividendi ricevuti		231	131
Altre variazioni	6	1.571	35
		(46.546)	**(180.225)**
Flusso di cassa generato (assorbito) da attività di finanziamento			
Accensione finanziamenti a lungo termine			
Rimborsi debiti a medio-lungo termine	27	(12.380)	(6.875)
Variazione netta dei debiti verso banche a breve termine	27	(90.992)	96.433
Interessi passivi pagati		(25.542)	(30.402)
Variazione di altri debiti e crediti finanziari		36	(23.570)
Vendita e acquisto azioni proprie	33	1.465	32.950
Variazione netta dei titoli		975	1.149
Dividendi pagati dalla Capogruppo	25	(29.040)	(28.136)
		(155.478)	**41.549**
Differenze cambio e altri movimenti di patrimonio netto			
Differenze cambio su capitale circolante netto operativo		4.045	5.667
Altre differenze cambio e altri movimenti di patrimonio netto		(11.073)	(880)
	17	**(7.029)**	**4.787**
Variazione netta disponibilità e mezzi equivalenti		**(39.170)**	**(6.086)**
Disponibilità e mezzi equivalenti all'inizio del periodo		238.975	245.061
Disponibilità e mezzi equivalenti alla fine del periodo		199.805	238.975

Prospetto delle variazioni di patrimonio netto

	Patrimonio netto del Gruppo						
	Capitale € / 000	Riserva legale € / 000	Utili a nuovo € / 000	Altre riserve € / 000	Totale € / 000	Patrimonio netto di terzi € / 000	Patrimonio netto totale € / 000
Saldo al 1 gennaio 2006	**29.040**	**5.808**	**644.275**	**14.442**	**693.565**	**2.215**	**695.781**
Distribuzione dividendi agli azionisti della Capogruppo	–	–	(28.136)	–	(28.136)	–	(28.136)
Distribuzione dividendi ai soci di minoranza	–	–	–	–	–	(3.301)	(3.301)
Acquisto quote di terzi	–	–	–	–	–	(245)	(245)
Vendita/utilizzo azioni proprie	–	–	23.867	–	23.867	–	23.867
Stock option	–	–	–	2.092	2.092	–	2.092
Differenza di conversione	–	–	–	(24.047)	(24.047)	(8)	(24.055)
Plusvalenza da cessione azioni proprie	–	–	9.082	–	9.082	–	9.082
Valutazione strumenti copertura *(cash flow hedge)*	–	–	–	3.193	3.193	–	3.193
Effetto fiscale su utili (perdite) imputati direttamente a patrimonio netto	–	–	(787)	–	(787)	–	(787)
Utile esercizio	–	–	117.059	–	117.059	3.234	120.292
Saldo al 31 dicembre 2006	**29.040**	**5.808**	**765.360**	**(4.320)**	**795.888**	**1.895**	**797.783**
Distribuzione dividendi agli azionisti della Capogruppo	–	–	(29.040)	–	(29.040)	–	(29.040)
Distribuzione dividendi ai soci di minoranza	–	–	–	–	–	–	–
Acquisto azioni proprie	–	–	(11.132)	–	(11.132)	–	(11.132)
Vendita/utilizzo azioni proprie	–	–	9.544	–	9.544	–	9.544
Stock option	–	–	406	2.512	2.918	–	2.918
Differenza di conversione	–	–	–	(28.135)	(28.135)	–	(28.135)
Plusvalenza da cessione azioni proprie	–	–	3.053	–	3.053	–	3.053
Valutazione strumenti copertura *(cash flow hedge)*	–	–	–	7.873	7.873	–	7.873
Effetto fiscale su utili (perdite) imputati direttamente a patrimonio netto	–	–	507	–	507	–	507
Utile esercizio	–	–	125.150	–	125.150	33	125.184
Saldo al 31 dicembre 2007	**29.040**	**5.808**	**863.848**	**(22.070)**	**876.626**	**1.928**	**878.555**

Prospetto degli utili e delle perdite del Gruppo complessivi

	31 dicembre 2007 € / 000	31 dicembre 2006 € / 000
Utili netti direttamente riconosciuti a riserva da *fair value*, al netto del relativo effetto fiscale	7.873	3.193
Plusvalenza da cessione di azioni proprie	3.053	9.082
Effetto fiscale su utili (perdite) imputati direttamente a patrimonio netto	507	(787)
Differenza di conversione	(28.135)	(24.047)
Utili (perdite) iscritti direttamente a patrimonio netto	**(16.702)**	**(12.559)**
Utile netto dell'esercizio	125.150	117.059
Utili (perdite) complessivi del Gruppo iscritti nell'esercizio	**108.448**	**104.500**
Utile di terzi	33	3.234
Differenza di conversione		(8)
Utili complessivi iscritti nel periodo	**108.481**	**107.726**

NOTE AL BILANCIO

1. Informazioni generali

Davide Campari-Milano S.p.A. è una società con sede legale in Italia, in Via Filippo Turati 27, Milano, le cui azioni sono quotate al Mercato Telematico di Borsa Italiana.

La Società è registrata presso il registro delle imprese di Milano REA 1112227.

Davide Campari-Milano S.p.A. è controllata da Alicros S.p.A., che è a sua volta controllata da Fincorus S.p.A.

Il Gruppo Campari è presente in 190 paesi con *leadership* nei mercati italiano e brasiliano e posizioni di primo piano negli USA, in Germania e in Svizzera.

Il Gruppo vanta un portafoglio ricco e articolato su tre segmenti: *spirit*, *wine* e *soft drink*.

Nel segmento *spirit* spiccano marchi di grande notorietà internazionale come Campari, SKYY Vodka e Cynar e marchi *leader* in mercati locali tra cui Aperol, CampariSoda, Glen Grant, Ouzo 12, Zedda Piras, Dreher, Old Eight e Drury's.

Nel segmento *wine* si distinguono oltre a Cinzano, noto a livello internazionale, Liebfraumilch, Mondoro, Riccadonna, Sella & Mosca e Teruzzi & Puthod.

Infine, nei *soft drink*, campeggiano per il mercato italiano Crodino e Lemonsoda con la relativa estensione di gamma.

Il bilancio consolidato del Gruppo Campari per l'esercizio chiuso al 31 dicembre 2007 è stato approvato il 18 marzo 2008 dal Consiglio di Amministrazione della Capogruppo Davide Campari-Milano S.p.A. che ne ha, quindi, autorizzato la pubblicazione.

Il Consiglio di Amministrazione mantiene la possibilità di modificarlo, qualora intervenissero eventi successivi rilevanti che ne richiedano il cambiamento, fino alla data dell'assemblea della Capogruppo.

Il bilancio è presentato in Euro, che è la moneta corrente della Capogruppo e di molte sue controllate.

2. Criteri di redazione

Il bilancio consolidato al 31 dicembre 2007 è stato redatto in conformità agli *International Financial Reporting Standards* ("IFRS"), emessi dall'*International Accounting Standard Board* ("IASB") e omologati dall'Unione Europea, includendo tra questi anche tutti i principi contabili internazionali rivisti ("IAS") e tutte le interpretazioni dell'*International Financial Reporting Interpretation Committee* ("IFRIC"), precedentemente denominate *Standing Interpretations Commitee* ("SIC").

Il bilancio è stato redatto in base al principio del costo, a eccezione degli strumenti finanziari derivati, delle attività destinate alla vendita, delle attività biologiche e delle nuove acquisizioni, iscritti al *fair value*.

Il valore contabile delle attività e passività che sono oggetto di operazioni di copertura del *fair value*, che sarebbero altrimenti iscritte al costo, è rettificato per tenere conto delle variazioni del *fair value* attribuibili al rischio oggetto di copertura.

I valori esposti nelle presenti note di commento, se non diversamente indicato, sono espressi in migliaia di Euro.

Principi di consolidamento

Il bilancio consolidato comprende le situazioni economico-patrimoniali della Capogruppo e delle società controllate italiane e estere sulle quali la Capogruppo esercita, direttamente o indirettamente, il controllo così come definito dallo IAS 27 – Bilancio consolidato.

Tali situazioni contabili, predisposti per il consolidamento, la cui data di chiusura coincide con quella della Capogruppo, sono stati approvati dai rispettivi organi amministrativi e redatti secondo i principi contabili internazionali adottati dal Gruppo.

Le società sottoposte a controllo congiunto o sulle quali viene esercitata un'influenza notevole sono consolidate con il metodo del patrimonio netto.

Forma e contenuto

Il Gruppo Campari presenta il conto economico classificato per destinazione e lo stato patrimoniale basato sulla divisione tra attività e passività correnti e non correnti.

Si ritiene che questa rappresentazione rifletta al meglio gli elementi che hanno determinato il risultato economico del Gruppo, nonché la sua struttura patrimoniale e finanziaria.

Nel contesto di tale conto economico per destinazione, all'interno del risultato operativo sono stati identificati separatamente quei proventi e oneri derivanti da operazioni che non si ripetono frequentemente nella gestione ordinaria del *business*, quali, a esempio, le plusvalenze / minusvalenze da cessione di partecipazioni, i costi di ristrutturazione ed eventuali altri proventi / oneri non ricorrenti.

La definizione di "non ricorrente" è conforme a quella identificata dalla Comunicazione Consob del 28 luglio 2006 (DEM/6064296).

Si precisa che nel corso del 2007 il Gruppo non ha posto in essere operazioni atipiche e/o inusuali, nell'accezione prevista dalla medesima Comunicazione, secondo cui sono operazioni atipiche e/o inusuali quelle operazioni che per significatività / rilevanza, natura delle controparti, oggetto della transazione, modalità di determinazione del prezzo di trasferimento e tempistica dell'accadimento (prossimità alla chiusura dell'esercizio) possono dare luogo a dubbi in ordine: alla correttezza / completezza dell'informazione in bilancio, al conflitto d'interesse, alla salvaguardia del patrimonio aziendale, alla tutela degli azionisti di minoranza.

Il rendiconto finanziario è stato redatto sulla base del metodo indiretto.

Per quanto riguarda l'informativa di settore richiesta dallo IAS 14, la reportistica primaria del Gruppo è per settore di attività mentre l'informativa secondaria riporta le informazioni divise per area geografica.

Area di consolidamento

Le tabelle che seguono mostrano l'elenco delle imprese incluse nell'area di consolidamento al 31 dicembre 2007:

		Capitale 31 dicembre 2007		% posseduta dalla Capogruppo		
Denominazione, attività	Sede	Valuta	Importo	Diretta	Indiretta	Azionista diretto
CAPOGRUPPO						
Davide Campari-Milano S.p.A., società *holding* e di produzione	Via Filippo Turati 27, Milano	€	29.040.000			
IMPRESE CONTROLLATE CONSOLIDATE CON IL METODO INTEGRALE						
Italia						
Campari Italia S.p.A., società commerciale	Via Filippo Turati 27, Milano	€	1.220.076	100,00		
Sella & Mosca S.p.A., società di produzione, commerciale e *holding*	Località I Piani, Alghero	€	15.726.041	12,00	88,00	Zedda Piras S.p.A. (88%), Davide Campari-Milano S.p.A. (12%)
Sella & Mosca Commerciale S.r.l., società commerciale	Località I Piani, Alghero	€	100.000		100,00	Sella & Mosca S.p.A.
Zedda Piras S.p.A., società di produzione, commerciale e *holding*	Piazza Attilio Deffenu 9, Cagliari (sede operativa Alghero)	€	16.276.000	100,00		
Turati Ventisette S.r.l., società inattiva	Via Filippo Turati 27, Milano	€	10.000	100,00		

Denominazione, attività	Sede	Capitale 31 dicembre 2007 Valuta	Importo	% posseduta dalla Capogruppo Diretta	Indiretta	Azionista diretto
Europa						
Campari Deutschland GmbH, società commerciale	Bajuwarenring 1, Oberhaching	€	5.200.000		100,00	DI.CI.E. Holding B.V.
Campari Finance Belgium S.A, società finanziaria	Avenue Emile Maxlaan 152-154, Bruxelles	€	246.926.407	61,00	39,00	Davide Campari-Milano S.p.A. (61%), Glen Grant Ltd. (39%)
Campari Teoranta, società finanziaria e di servizi	Merchants Hall, 25 - 26 Merchants Quay, Dublin	€	1.000.000		100,00	DI.CI.E. Holding B.V.
Campari France, società di produzione	15 ter, Avenue du Maréchal Joffre, Nanterre	€	2.300.000		100,00	DI.CI.E. Holding B.V.
Campari International S.A.M., società commerciale	7 Rue du Gabian, Monaco	€	180.000.000		100,00	DI.CI.E. Holding B.V.
Campari Schweiz A.G., società commerciale	Lindenstrasse 8, Baar	CHF	2.000.000		100,00	DI.CI.E. Holding B.V.
Koutsikos Distilleries S.A., società di produzione	6 & E Street, A' Industrial Area, Volos	€	2.239.405		100,00	N. Kaloyannis Bros. S.A.
DI.CI.E. Holding B.V., società *holding*	Atrium, Strawinskylaan 3105, Amsterdam	€	15.015.000	100,00		
Lacedaemon Holding B.V., società *holding*	Atrium, Strawinskylaan 3105, Amsterdam	€	10.465.000		100,00	DI.CI.E. Holding B.V.
N.Kaloyannis Bros. S.A., società commerciale	6 & E Street, A' Industrial Area, Volos	€	8.884.200		100,00	O-Dodeca B.V.
O-Dodeca B.V., società *holding*	Atrium, Strawinskylaan 3105, Amsterdam	€	2.000.000		75,00	Lacedaemon Holding B.V.
Prolera LDA, società di servizi	Rua Dos Murças 88, Funchal	€	5.000	100,00		
Société Civile du Domaine de Lamargue, società di produzione e commerciale	Domaine de la Margue, Saint Gilles	€	4.793.183		100,00	Sella & Mosca S.p.A.
Glen Grant Whisky Company Ltd., società *dormant*	Glen Grant Distillery, Rothes, Morayshire	GBP	1.000.000		100,00	DI.CI.E. Holding B.V.
Glen Grant Distillery Company Ltd., società di produzione e commerciale	Glen Grant Distillery, Rothes, Morayshire	GBP	1.000.000		100,00	Glen Grant Ltd.
Glen Grant Ltd., società *holding*	Glen Grant Distillery, Rothes, Morayshire	GBP	24.949.000		100,00	DI.CI.E. Holding B.V.
Old Smuggler Whisky Company Ltd., società di produzione e commerciale	Glen Grant Distillery, Rothes, Morayshire	GBP	1.000.000		100,00	Glen Grant Ltd.
Campari Austria GmbH, società commerciale	Parkring 10 / Liebenberggasse 7, Wien	€	500.000		100,00	DI.CI.E. Holding B.V.

Denominazione, attività	Sede	Capitale 31 dicembre 2007 Valuta	Importo	% posseduta dalla Capogruppo Diretta	Indiretta	Azionista diretto
Americhe						
Campari Argentina S.R.L, società commerciale	Bouchard 710, Buenos Aires	AR$	3.300.000		100,00	DI.CI.E. Holding B.V. (95%), Lacedaemon Holding B.V. (5%)
Campari do Brasil Ltda., società di produzione e commerciale	Alameda Rio Negro 585, Edificio Demini, Conjunto 62, Alphaville-Barueri-SP	BRC	192.413.102	100,00		
Gregson's S.A., società proprietaria di marchi	Plaza de Cagancha 1335, Oficina 604, Montevideo	UYU	175.000		100,00	Campari do Brasil Ltda
Redfire, Inc., società *holding*	One Beach Street, Suite 300, San Francisco	US$	266.324.274	100,00		
Skyy Spirits, LLC, società commerciale	One Beach Street, Suite 300, San Francisco	US$	15.348.729		100,00	Redfire, Inc.
Red Fire Mexico, S.A. de C.V. società commerciale	Av. Circo Agustín Yánez No. 2613-1A-113, Col Arcos Vallarta Sur, Guadalajara, Jalisco	MXN	3.000		100,00	DI.CI.E. Holding B.V.
Cina						
Qingdao Sella & Mosca Winery Co. Ltd., società di produzione e commerciale	8 Pingu Horticultural Farm, Yunshan County, Pingdu City, Qingdao, Shandong Province	RMB	24.834.454		93,67	Sella & Mosca S.p.A.
Campari (Beijing) Trading Co. Ltd., società commerciale	Xingfu Dasha Building, block B, room 511, n° 3 Dongsanhuan BeiLu, Chaoyang District, Beijing	RMB	1.005.530		100,00	DI.CI.E. Holding B.V.

Denominazione, attività	Sede	Capitale 31 dicembre 2007 Valuta	Importo	% posseduta dalla Capogruppo Indiretta	Azionista diretto	Metodo di valutazione
Altre imprese						
Fior Brands Ltd., società commerciale (*)	Springfield House, Laurelhill Business Park, Stirling	GBP	100	50,00	DI.CI.E. Holding B.V.	patrimonio netto
International Marques V.o.f., società commerciale	Nieuwe Gracht 11, Haarlem	€	210.000	33,33	DI.CI.E. Holding B.V.	patrimonio netto
M.C.S. S.c.a.r.l., società commerciale	Millenium Park, Avenue de la Métrologie 10, Bruxelles	€	464.808	33,33	DI.CI.E. Holding B.V.	patrimonio netto
SUMMA S.L., società commerciale	Alcobendas, Calle Cantabria no. 2, Planta 2, Officina B1, Edificio Amura, Alcobendas, Madrid	€	342.000	30,00	DI.CI.E. Holding B.V.	patrimonio netto

(*): società in liquidazione.

Le modifiche intervenute nel corso del 2007 nell'area di consolidamento sono state le seguenti:
- è stata costituita Campari Austria GmbH, società commerciale operativa nel mercato austriaco;
- è stata costituita Campari (Beijing) Trading Co. Ltd, società commerciale operativa nel mercato cinese;
- è stata resa operativa Campari Argentina S.R.L., società commerciale finalizzata alla vendita dello *Scotch whisky* Old Smuggler sul mercato argentino;
- la società Fior Brands Ltd è stata posta in liquidazione.

Le variazioni di area di consolidamento non hanno determinato effetti significativi sul risultato e sul patrimonio netto di Gruppo.

Inoltre, le seguenti operazioni hanno interessato l'area di consolidamento senza generare effetti:
- Teruzzi & Puthod S.r.l. e Giannina S.r.l. sono state fuse in Sella & Mosca S.p.A. il 1 novembre 2007;
- Glen Grant S.r.l. è stata fusa nella Capogruppo il 1 settembre 2007;
- il 1 dicembre 2007 la Capogruppo ha conferito il ramo d'azienda vitivinicolo Enrico Serafino a Sella & Mosca S.p.A.

Imprese controllate

Tutte le imprese controllate sono consolidate con il metodo integrale.

Tale metodo prevede che le attività e le passività, gli oneri e i proventi delle imprese consolidate siano assunti integralmente nel bilancio consolidato; il valore contabile delle partecipazioni è eliminato a fronte della corrispondente frazione di patrimonio netto delle imprese partecipate, attribuendo ai singoli elementi dell'attivo e del passivo patrimoniale il loro valore corrente alla data di acquisizione del controllo.

L'eventuale differenza residua, se positiva, è iscritta alla voce dell'attivo Avviamento; se negativa, è rilevata a conto economico.

Le quote del patrimonio netto e dell'utile di competenza dei soci di minoranza sono iscritte in apposite voci del bilancio; la quota di patrimonio netto dei soci di minoranza è determinata sulla base dei valori correnti attribuiti alle attività e passività alla data di assunzione del controllo, escluso l'eventuale avviamento a essi riferibile.

Imprese collegate, a controllo congiunto e joint-venture

Queste società sono valutate nel bilancio consolidato con il metodo del patrimonio netto, a partire dalla data in cui inizia l'influenza notevole o il controllo congiunto fino al momento in cui lo stesso cessa di esistere.

Qualora l'eventuale quota di pertinenza del Gruppo delle perdite della collegata ecceda il valore contabile della partecipazione in bilancio, si procede a azzerare il valore della partecipazione e la quota delle ulteriori perdite non è rilevata, a eccezione e nella misura in cui il Gruppo abbia l'obbligo di risponderne.

Transazioni eliminate nel processo di consolidamento

Nella redazione del bilancio consolidato, gli utili e le perdite non ancora realizzati, derivanti da operazioni fra società del Gruppo, sono eliminati, così come le partite che danno origine a debiti e crediti, costi e ricavi tra le società incluse nell'area di consolidamento.

Gli utili e le perdite non realizzati generati su operazioni con imprese collegate o a controllo congiunto sono eliminati in funzione del valore della quota di partecipazione del Gruppo in quelle imprese.

I dividendi incassati da società consolidate sono eliminati.

Criteri e cambi applicati nella conversione dei bilanci

La conversione in Euro dei bilanci espressi in valute diverse dalla moneta di conto è effettuata come segue:
- le poste del conto economico sono convertite ai cambi medi dell'esercizio, mentre le poste dello stato

patrimoniale sono convertite ai cambi di fine esercizio; le differenze cambio derivanti dall'applicazione del diverso criterio per la conversione in Euro delle poste di natura reddituale e patrimoniale sono imputate alla riserva del patrimonio netto Riserva conversione valuta, sino alla cessione della partecipazione;

- le differenze cambio di conversione risultanti dal raffronto tra il patrimonio netto iniziale convertito ai cambi correnti e il medesimo convertito ai cambi correnti dell'esercizio precedente sono anch'esse imputate alla Riserva conversione valuta.

Nella redazione del rendiconto finanziario consolidato sono stati utilizzati i tassi medi di cambio per convertire i flussi di cassa delle imprese controllate estere.

I cambi applicati nelle operazioni di conversione sono i seguenti:

	31 dicembre 2007		31 dicembre 2006	
	Cambio medio	Cambio finale	Cambio medio	Cambio finale
Dollaro USA	1,3706	1,4721	1,2555	1,3170
Franco Svizzero	1,6427	1,6547	1,5731	1,6069
Real Brasiliano	2,6646	2,6108	2,7318	2,8133
Pesos Uruguayano	32,0720	31,6992	30,1323	32,1394
Renmimbi Cinese	10,4186	10,7524	10,0079	10,2793
Sterlina Inglese	0,6846	0,7334	0,6818	0,6715

3. Sintesi dei principi contabili applicati

Attività immateriali

Le attività immateriali includono le attività prive di consistenza fisica, identificabili, controllate dall'impresa e in grado di produrre benefici economici futuri, nonché l'avviamento quando acquisito a titolo oneroso.

Le attività immateriali acquistate sono iscritte nell'attivo, secondo quanto disposto dallo IAS 38 - *Attività immateriali*, quando è probabile che l'uso dell'attività genererà benefici economici futuri e quando il costo dell'attività può essere determinato in modo attendibile.

Tali attività sono iscritte al costo d'acquisto comprensivo di tutti gli oneri accessori a essi imputabili.

Le attività prodotte internamente, a eccezione dei costi di sviluppo, non sono capitalizzate e si rilevano nel conto economico dell'esercizio in cui sono sostenute.

Le attività immateriali acquisite attraverso operazioni di aggregazioni aziendali sono capitalizzate al *fair value* alla data di acquisizione.

Le attività immateriali a vita definita sono ammortizzate a quote costanti in ogni esercizio in relazione con la loro residua vita utile, tenuto conto anche dell'importo delle perdite per riduzione di valore cumulato.

I costi per progetti e studi di sviluppo sono integralmente spesati a conto economico nell'esercizio in cui sono sostenuti.

I costi di pubblicità sono integralmente spesati nell'esercizio in cui vengono sostenuti; qualora tali costi siano comuni a due esercizi vengono ripartiti, in linea con il principio della competenza, sulla base della durata della campagna pubblicitaria.

I costi dei diritti di brevetto industriale, dei diritti di concessione, delle licenze e delle altre immobilizzazioni immateriali sono iscritti all'attivo dello stato patrimoniale solo se in grado di produrre benefici economici futuri per l'azienda; i suddetti costi sono ammortizzati in funzione della durata del loro sfruttamento, qualora essa sia definita, oppure sulla base della loro durata contrattuale.

Le licenze di *software* rappresentano il costo di acquisto delle licenze e l'eventuale costo esterno di consulenza o interno del personale necessario allo sviluppo; sono spesati nell'esercizio in cui si sostengono i costi interni o esterni relativi all'istruzione del personale all'utilizzo e gli altri eventuali costi accessori; i costi iscritti tra le immobilizzazioni immateriali sono ammortizzati lungo la loro vita utile.

Queste immobilizzazioni vengono ammortizzate generalmente su 3 anni.

L'avviamento e i marchi derivanti da acquisizioni, qualificabili come attività immateriali a vita indefinita, non sono oggetto di ammortamento; la ricuperabilità del loro valore di iscrizione è verificata almeno annualmente e comunque quando si verificano eventi che fanno presupporre una riduzione del valore adottando i criteri indicati al punto Perdita di valore delle attività (*Impairment*).

Con riferimento all'avviamento, la verifica è effettuata a livello del più piccolo aggregato cui l'avviamento è riferibile e sulla base del quale il *management* valuta, direttamente o indirettamente, il ritorno dell'investimento che include l'avviamento stesso.

Le svalutazioni relative all'avviamento non possono più essere recuperate in periodi futuri.

Aggregazioni aziendali

Le aggregazioni aziendali sono contabilizzate usando il metodo dell'acquisto.

L'avviamento acquisito in una aggregazione aziendale è inizialmente misurato al costo rappresentato dall'eccedenza del costo dell'aggregazione aziendale rispetto alla quota di pertinenza del Gruppo del valore equo netto delle attività, passività e passività potenziali identificabili (dell'acquisita).

Dopo la rilevazione iniziale, l'avviamento è misurato al costo al netto di riduzioni durevoli di valore cumulate.

Al fine di verificare la presenza di riduzioni durevoli di valore, l'avviamento acquisito in un'aggregazione aziendale è allocato, alla data di acquisizione, alle singole unità generatrici di flussi del Gruppo, o ai gruppi di unità generatrici di flussi che dovrebbero beneficiare dalle sinergie dell'aggregazione, indipendentemente dal fatto che altre attività o passività dell'acquisita siano assegnate a tali unità o raggruppamenti di unità.

Quando l'avviamento costituisce parte di una unità generatrice di flussi (gruppo di unità generatrici di flussi) e parte dell'attività interna a tale unità viene ceduta, l'avviamento associato all'attività ceduta è incluso nel valore contabile dell'attività per determinare l'utile o la perdita derivante dalla cessione.

L'avviamento ceduto in tali circostanze è misurato sulla base dei valori relativi dell'attività ceduta e della porzione di unità mantenuta in essere.

Quando il Gruppo acquisisce un *business*, i derivati incorporati separati dal contratto ospite dall'acquisita non sono rivalutati alla data di acquisizione a meno che l'aggregazione aziendale non determini un cambiamento nei termini del contratto che modifica sostanzialmente i flussi di cassa che sarebbero altrimenti previsti dal contratto.

Immobilizzazioni materiali

Gli immobili, impianti e macchinari sono iscritti al costo di acquisto o di produzione, al lordo dei contributi in conto capitale eventualmente ricevuti e degli oneri di diretta imputazione.

I costi sostenuti successivamente all'acquisto sono capitalizzati solo se incrementano i benefici economici futuri derivabili dall'utilizzo del bene stesso.

Tutti gli altri costi sono rilevati a conto economico quando sostenuti.

I costi di sostituzione di componenti identificabili di beni complessi sono imputati all'attivo patrimoniale e ammortizzati lungo la loro vita utile; il valore di iscrizione residuo della componente oggetto di sostituzione è imputato a conto economico; gli altri sono spesati a conto economico quando la spesa è sostenuta. Gli oneri finanziari sono rilevati a conto economico quando sostenuti.

In presenza di obbligazioni attuali per lo smantellamento, la rimozione delle attività e la bonifica dei siti, il valore di iscrizione dell'attività include i costi stimati (attualizzati) da sostenere al momento dell'abbandono delle strutture, rilevati in contropartita a uno specifico fondo.

Gli effetti delle revisioni di stima di tali costi sono indicati al paragrafo Fondi per rischi e oneri.

Le spese di manutenzione e riparazione ordinarie sono imputate a conto economico nell'esercizio in cui sono sostenute.

Le migliorie su beni di terzi sono classificate nelle immobilizzazioni materiali, coerentemente rispetto alla natura del costo sostenuto.

Il periodo di ammortamento corrisponde al minore tra la vita utile residua dell'immobilizzazione materiale e la durata residua del contratto di locazione.

Le attività possedute mediante contratti di *leasing* finanziario, attraverso i quali sono sostanzialmente trasferiti sul Gruppo tutti i rischi e i benefici legati alla proprietà, sono riconosciute come attività del Gruppo al loro valore corrente o, se inferiore, al valore attuale dei pagamenti minimi dovuti per il *leasing*.

La corrispondente passività verso il locatore è rappresentata in bilancio tra i debiti finanziari.

I beni sono ammortizzati applicando il criterio e le aliquote sotto indicate.

Le locazioni nelle quali il locatore mantiene sostanzialmente tutti i rischi e i benefici legati alla proprietà dei beni sono classificati come *leasing* operativi e i relativi costi rilevati a conto economico lungo la durata del contratto.

Il periodo di ammortamento decorre dal momento in cui il bene è disponibile all'uso e gli ammortamenti vengono direttamente attribuiti ai cespiti.

L'ammortamento cessa alla più recente tra la data in cui l'attività è classificata come posseduta per la vendita, in conformità all'IFRS 5, e la data in cui l'attività viene eliminata contabilmente.

Gli ammortamenti vengono sistematicamente determinati secondo quote costanti sulla base della vita utile stimata dei singoli cespiti stabilita in conformità ai piani aziendali di utilizzo che considerano anche il degrado fisico e tecnologico tenuto conto del presumibile valore di realizzo stimato al netto delle spese di rottamazione.

Quando l'attività materiale è costituita da più componenti significative aventi vite utili differenti, l'ammortamento è effettuato per ciascuna componente.

Il valore da ammortizzare è rappresentato dal valore di iscrizione ridotto del presumibile valore netto di cessione al termine della sua vita utile, se significativo e ragionevolmente determinabile.

Non sono oggetto di ammortamento i terreni, anche se acquistati congiuntamente a un fabbricato, nonché le attività materiali destinate alla cessione che sono valutate al minore tra il valore di iscrizione e il loro *fair value* al netto degli oneri di dismissione.

Le aliquote sono le seguenti:

– immobili strumentali e costruzioni leggere	3%-5%
– impianti e macchinari	10%-25%
– mobili, macchine d'ufficio e macchine elettroniche	10%-30%
– automezzi e autoveicoli	20%-40%
– attrezzature varie	20%-30%

Un bene materiale viene eliminato dal bilancio al momento della vendita o quando non sussistono benefici economici futuri dal suo uso o dismissione.

Eventuali utili o perdite sono inclusi nel conto economico nell'anno della suddetta eliminazione.

Contributi in conto capitale

I contributi in conto capitale sono rilevati quando sussiste la ragionevole certezza che tutte le condizioni previste per il loro ottenimento siano rispettate e il contributo sarà erogato.

Tale momento generalmente coincide con l'emissione del decreto di ammissione al beneficio.

I contributi in conto capitale che si riferiscono a immobilizzazioni materiali sono registrati come ricavi differiti e accreditati a conto economico lungo l'arco temporale corrispondente alla vita utile dell'attività di riferimento.

Perdita di valore delle attività (impairment)

Il Gruppo verifica, almeno annualmente, se vi siano indicazioni tali da far supporre l'esistenza di una perdita di valore delle attività immateriali e materiali; se esistono tali indicazioni il Gruppo stima il valore recuperabile dell'attività a cui si riferiscono.

Inoltre, le attività immateriali a vita utile indefinita o non ancora disponibili per l'utilizzo sono sottoposte a verifica per riduzione di valore ogni anno o più frequentemente, ogniqualvolta vi sia un'indicazione che l'attività possa aver subito una perdita di valore.

La ricuperabilità delle attività è verificata confrontando il valore di iscrizione con il relativo valore recuperabile, rappresentato dal maggiore tra il *fair value*, al netto degli oneri di dismissione, e il valore d'uso.

In assenza di un accordo di vendita vincolante, il *fair value* è stimato sulla base dei valori espressi da un mercato attivo, da transazioni recenti ovvero sulla base delle migliori informazioni disponibili per riflettere l'ammontare che si potrebbe ottenere dalla vendita del bene.

Il valore d'uso è determinato attualizzando i flussi di cassa attesi derivanti dall'uso del bene e, se significativi e ragionevolmente determinabili, quelli derivanti dalla sua cessione al termine della sua vita utile.

I flussi di cassa sono determinati sulla base di assunzioni ragionevoli e documentabili rappresentative della migliore stima delle future condizioni economiche che si verificheranno nella residua vita utile del bene, dando maggiore rilevanza alle indicazioni provenienti dall'esterno.

L'attualizzazione è effettuata a un tasso che tiene conto del rischio implicito nel settore di attività.

Quando non è possibile stimare il valore recuperabile di un singolo bene, il Gruppo stima il valore recuperabile dell'unità generatrice di flussi finanziari cui il bene appartiene.

Una perdita di valore è iscritta se il valore recuperabile di una attività è inferiore al valore contabile.

Tale perdita è rilevata a conto economico, a eccezione del caso cui l'attività sia stata precedentemente rivalutata, iscrivendo una riserva di patrimonio netto.

In tal caso la riduzione di valore è imputata in primo luogo alla riserva di rivalutazione.

Quando, successivamente, una perdita su attività, diverse dall'avviamento, viene meno o si riduce, il valore contabile dell'attività o dell'unità generatrice di flussi finanziari è incrementato sino alla nuova stima del valore recuperabile e non può eccedere il valore che sarebbe stato determinato se non fosse stata rilevata alcuna perdita per riduzione di valore.

Il ripristino di una perdita di valore è iscritto a conto economico, a meno che l'attività non sia stata iscritta precedentemente al proprio valore rivalutato.

In tal caso il ripristino di valore è imputato in primo luogo alla riserva di rivalutazione.

Investimenti immobiliari

Gli immobili e i fabbricati posseduti al fine di conseguire canoni di locazione ("investimenti immobiliari") sono valutati al costo, al netto di ammortamenti e delle perdite per riduzione di valori accumulati. L'aliquota di ammortamento dei fabbricati è pari al 3%, mentre i terreni non vengono ammortizzati.

Gli investimenti immobiliari sono eliminati dal bilancio quando sono ceduti o quando l'investimento è durevolmente inutilizzabile e non sono attesi benefici economici futuri dalla sua cessione.

Attività biologiche

Le attività biologiche sono valutate, alla rilevazione iniziale e a ogni data di bilancio, al loro *fair value* al netto dei costi stimati al punto di vendita. Il relativo prodotto agricolo è valutato al costo che approssima il *fair value* al netto dei costi stimati al punto vendita al momento del raccolto.

Attività e passività finanziarie

Gli strumenti finanziari detenuti dal Gruppo sono rappresentati dalle seguenti voci.

Le attività finanziarie includono le partecipazioni in società collegate e *joint venture*, titoli correnti, crediti finanziari, rappresentati anche dal *fair value* positivo degli strumenti finanziari derivati, crediti commerciali e altri crediti, nonché le disponibilità liquide e mezzi equivalenti.

In particolare, le disponibilità liquide e mezzi equivalenti includono la cassa, i depositi bancari e titoli a elevata negoziabilità che possono essere convertiti in cassa prontamente e che sono soggetti a un rischio di variazione di valore non significativo.

La scadenza dei depositi e dei titoli inclusi in questa categoria è inferiore a 3 mesi.

I titoli correnti comprendono i titoli con scadenza a breve termine o titoli negoziabili che rappresentano investimenti temporanei di liquidità e che non rispettano i requisiti per essere classificati come mezzi equivalenti alle disponibilità.

Le passività finanziarie includono i debiti finanziari, rappresentati anche dal *fair value* negativo degli strumenti finanziari derivati, i debiti commerciali e gli altri debiti.

Le attività e le passività finanziarie sono contabilizzate secondo quanto stabilito dallo IAS 39 - *Strumenti finanziari: rilevazione e valutazione*, nelle seguenti categorie:

Attività finanziarie a valore equo con variazioni imputate a conto economico

Tale categoria comprende le attività detenute per la negoziazione e le attività designate al momento della prima rilevazione come attività finanziaria al valore equo con variazioni imputate a conto economico.

Le attività detenute per la negoziazione sono tutte quelle attività acquisite ai fini di vendita nel breve termine.

Utili e perdite sulle attività detenute per la negoziazione sono rilevati a conto economico.

Investimenti detenuti fino alla scadenza

Le attività finanziarie, che non sono strumenti derivati, da mantenersi sino alla scadenza, sono iscritti al costo rappresentato dal *fair value* del corrispettivo iniziale dato in cambio, incrementato dei costi di transazione (ad esempio, commissioni, consulenze, *etc.*).

Il valore di iscrizione iniziale è successivamente rettificato per tener conto dei rimborsi in quota capitale, delle eventuali svalutazioni e dell'ammortamento della differenza tra il valore di rimborso e il valore di iscrizione iniziale; l'ammortamento è effettuato sulla base del tasso di interesse interno effettivo rappresentato dal tasso che rende uguali, al momento della rilevazione iniziale, il valore attuale dei flussi di cassa attesi e il valore di iscrizione iniziale (cosiddetto metodo del costo ammortizzato).

Gli utili e le perdite sono rilevati a conto economico nel momento in cui l'investimento viene contabilmente eliminato o al manifestarsi di una perdita durevole di valore, oltre che al processo di ammortamento.

Le attività finanziarie correnti e i titoli detenuti con l'intento di mantenerli in portafoglio sino alla scadenza sono contabilizzati sulla base della data di negoziazione e, al momento della prima iscrizione in bilancio, sono valutati al costo di acquisizione, inclusivo dei costi accessori alla transazione.

Finanziamenti e crediti

I finanziamenti e crediti sono attività finanziarie non derivate con pagamenti fissi o determinabili che non sono quotati su un mercato attivo.

Dopo la rilevazione iniziale, tali attività sono valutate secondo il criterio del costo ammortizzato usando il metodo del tasso di sconto effettivo al netto di ogni accantonamento per perdita di valore.

Gli utili e le perdite sono iscritti a conto economico quando i finanziamenti e crediti sono contabilmente eliminati o al manifestarsi di perdite di valore, oltre che attraverso il processo di ammortamento.

Attività finanziarie disponibili per la vendita

Le attività finanziarie disponibili per la vendita, esclusi gli strumenti derivati, sono quelle designate come tali o non classificate in nessuna altra delle tre precedenti categorie.

Successivamente alla prima rilevazione, gli strumenti finanziari disponibili per la vendita e quelli di negoziazione sono valutati al valore corrente.

Qualora il prezzo di mercato non sia disponibile, il valore corrente degli strumenti finanziari disponibili per la vendita è misurato con le tecniche di valutazione più appropriate, quali, ad esempio, l'analisi dei flussi di cassa attualizzati, effettuata con le informazioni di mercato disponibili alla data di bilancio ovvero, in assenza di informazioni attendibili, sono mantenuti al costo.

Gli utili e le perdite su attività finanziarie disponibili per la vendita sono rilevati direttamente a patrimonio netto fino al momento in cui l'attività finanziaria è venduta o viene svalutata; in quel momento gli utili o le perdite cumulate, incluse quelle precedentemente iscritte a patrimonio netto, sono imputate a conto economico del periodo.

Cancellazione di attività e passività finanziarie

Un'attività finanziaria (o, ove applicabile, parte di un'attività finanziaria o parte di un gruppo di attività finanziarie simili) viene cancellata dal bilancio quando:

- i diritti a ricevere flussi finanziari dall'attività sono estinti;
- il Gruppo conserva il diritto a ricevere flussi finanziari dall'attività, ma ha assunto l'obbligo contrattuale di corrisponderli interamente e senza ritardi a una terza parte;
- il Gruppo ha trasferito il diritto a ricevere flussi finanziari dall'attività e: (i) ha trasferito sostanzialmente tutti i rischi e benefici della proprietà dell'attività finanziaria oppure (ii) non ha trasferito né trattenuto sostanzialmente tutti i rischi e benefici dell'attività, ma ha trasferito il controllo della stessa.

Nei casi in cui il Gruppo abbia trasferito i diritti a ricevere flussi finanziari da un'attività e non abbia ne trasferito ne trattenuto sostanzialmente tutti i rischi e benefici o non abbia perso il controllo sulla stessa, l'attività viene rilevata nel bilancio del Gruppo, nella misura del suo coinvolgimento residuo dell'attività stessa.

Una passività finanziaria viene cancellata dal bilancio quando l'obbligo sottostante la passività è estinto, o annullato o adempiuto.

Nei casi in cui una passività finanziaria esistente è sostituita da un'altra dello stesso prestatore, a condizioni sostanzialmente diverse, oppure le condizioni di una passività esistente vengono sostanzialmente modificate, tale scambio o modifica viene trattata come una cancellazione contabile della passività originale e la rilevazione di una nuova passività, con iscrizione a conto economico di eventuali differenze tra i valori contabili.

Strumenti finanziari derivati e operazioni di copertura

Gli strumenti finanziari derivati sono utilizzati solamente con l'intento di copertura, al fine di ridurre il rischio di cambio e di tasso.

Coerentemente con quanto stabilito dallo IAS 39, gli strumenti finanziari derivati possono essere contabilizzati secondo le modalità stabilite per l'*hedge accounting* solo quando, all'inizio della copertura, esiste la designazione formale e la documentazione della relazione di copertura stessa, si presume che la copertura sia altamente efficace, l'efficacia può essere attendibilmente misurata e la copertura stessa è altamente efficace durante i diversi periodi contabili per i quali è designata.

Tutti gli strumenti finanziari derivati sono misurati al valore equo, come stabilito dallo IAS 39.

Quando gli strumenti finanziari hanno le caratteristiche per essere contabilizzati in *hedge accounting*, si applicano i seguenti trattamenti contabili:

• *Fair value hedge* – se uno strumento finanziario derivato è designato come copertura dell'esposizione alle variazioni del valore equo di una attività o di una passività di bilancio attribuibili a un particolare rischio che può determinare effetti sul conto economico, l'utile o la perdita derivante dalle successive valutazioni del valore equo dello strumento di copertura sono rilevati a conto economico; l'utile o la perdita sulla posta coperta, attribuibile al rischio coperto, è rilavata come parte del valore di carico di tale posta e in contropartita a conto economico;

• *cash flow hedge* – se uno strumento finanziario è designato come copertura dell'esposizione alla variabilità dei flussi di cassa di un'attività o di una passività iscritta in bilancio o di una operazione prevista altamente probabile e che potrebbe avere effetti sul conto economico, la porzione efficace degli utili o delle perdite sullo strumento finanziario è rilevata nel patrimonio netto.

L'utile o la perdita cumulati sono stornati dal patrimonio netto e contabilizzati a conto economico nello stesso periodo in cui l'operazione oggetto di copertura influenza il conto economico.

L'utile o la perdita associati a una copertura o a quella parte della copertura diventata inefficace, sono iscritti a conto economico quando l'inefficacia è rilevata.

Se uno strumento di copertura o una relazione di copertura vengono chiusi, ma l'operazione oggetto di copertura non si è ancora realizzata, gli utili e le perdite cumulati, fino quel momento iscritti nel patrimonio netto, sono rilevati a conto economico nel momento in cui la relativa operazione si realizza.

Se l'operazione oggetto di copertura non è più ritenuta probabile, gli utili o le perdite non ancora realizzati sospesi a patrimonio netto sono rilevati a conto economico.

Se l'*hedge accounting* non può essere applicato, gli utili o le perdite derivanti dalla valutazione al valore corrente dello strumento finanziario derivato sono iscritti a conto economico.

In base allo IAS 39 – *Strumenti finanziari: rilevazione e valutazione*, un'operazione intragruppo prevista altamente probabile si qualifica come posta coperta in una relazione di *cash flow hedge* del rischio di cambio, nel caso in cui la transazione è effettuata in una valuta diversa da quella funzionale dell'impresa che ha effettuato la transazione e il bilancio consolidato è esposto al rischio di cambio.

Inoltre, se la copertura di un'operazione intragruppo prevista rispetta i requisiti per *l'hedge accounting*, ogni utile o perdita iscritta direttamente a patrimonio netto secondo le regole dello IAS 39 viene riclassificata a conto economico nel periodo in cui il rischio di cambio della transazione coperta manifesta i suoi effetti sul conto economico consolidato.

Azioni proprie

Le azioni proprie sono iscritte in riduzione del patrimonio netto.

Il costo originario delle azioni proprie e gli effetti economici derivanti dalle eventuali vendite successive sono rilevati come movimenti di patrimonio netto.

Rimanenze

Le rimanenze di materie prime, semilavorati e prodotti finiti sono valutate al minore tra il costo d'acquisto o di fabbricazione, determinato con il metodo del costo medio ponderato, e il valore di mercato.

I prodotti in corso di lavorazione sono iscritti al costo di acquisto delle materie prime utilizzate comprensivo del costo di fabbricazione effettivamente sostenuto alla fase di lavorazione raggiunta.

Le rimanenze di materie prime e semilavorati non più utilizzabili nel ciclo produttivo e le rimanenze di prodotti finiti non vendibili sono integralmente svalutate.

I pezzi di ricambio e le attrezzature per la manutenzione, di valore non rilevante e non utilizzabili in connessione a un solo elemento dell'attivo, sono iscritti come rimanenze e rilevate a conto economico al momento dell'utilizzo.

Attività non correnti destinate alla vendita

Le attività non correnti destinate alla vendita includono le attività immobilizzate (o gruppi di attività in dismissione) il cui valore contabile sarà recuperato principalmente attraverso la vendita, piuttosto che attraverso l'utilizzo continuativo, e la cui vendita è altamente probabile nel breve termine.

Le attività non correnti destinate alla vendita sono valutate al minore tra il valore netto contabile e il valore corrente, al netto dei costi di vendita.

Benefici ai dipendenti

Piani successivi al rapporto di lavoro

Le società del Gruppo garantiscono benefici successivi al rapporto di lavoro per i propri dipendenti sia direttamente, sia contribuendo a fondi esterni.

La modalità secondo cui questi benefici sono garantiti varia a seconda delle condizioni legali, fiscali e economiche di ogni paese in cui il Gruppo opera.

Le società del Gruppo garantiscono benefici successivi al rapporto di lavoro attraverso piani a contribuzione definita e/o piani a benefici definiti.

Piani a benefici definiti

L'obbligazione del Gruppo e il costo annuo rilevato a conto economico sono determinati da attuari indipendenti, utilizzando il metodo della proiezione unitaria del credito (*projected unit credit method*).

Il valore netto cumulato degli utili e delle perdite attuariali è iscritto a conto economico.

I costi relativi all'incremento del valore attuale dell'obbligazione, derivanti dall'avvicinarsi del momento del pagamento dei benefici, sono inclusi tra gli oneri finanziari.

Le attività e passività relative ai benefici definiti comprende il valore attuale dell'obbligazione a benefici definiti meno gli eventuali costi previdenziali relativi alle prestazioni di lavoro passate non ancora rilevate meno il valore equo delle attività a servizio del piano che serviranno a estinguere direttamente le obbligazioni.

Piani a contribuzione definita

Poiché il Gruppo assolve la sua obbligazione mediante il pagamento di contributi a un entità separata (un fondo), senza ulteriori obblighi, l'impresa iscrive per competenza le quote di contribuzione al fondo, a fronte delle prestazioni di lavoro dei dipendenti, senza provvedere ad alcun calcolo attuariale.

Qualora alla data di chiusura del bilancio le quote contributive in oggetto siano già state versate, nessuna passività è iscritta in bilancio.

Piani retributivi sotto forma di partecipazione al capitale

Il Gruppo riconosce benefici addizionali a soggetti legati da un rapporto di lavoro dipendente, ad amministratori e a soggetti che rendono abitualmente prestazioni d'opera a favore di una o più società del Gruppo, attraverso piani di partecipazione al capitale (*stock option*).

Secondo quanto stabilito dall'IFRS 2 – *Pagamenti basati su azioni*, l'ammontare complessivo del valore equo delle *stock option* alla data di assegnazione è rilevato a conto economico come costo lungo il periodo che parte dal momento dell'assegnazione e termina alla data in cui i dipendenti, amministratori e soggetti che rendono abitualmente prestazioni d'opera a favore di una o più società del Gruppo interessati maturano pienamente il diritto a ricevere il compenso.

Variazioni nel valore corrente successive alla data di assegnazione non hanno effetto sulla valutazione iniziale.

Il *fair value* delle *stock option è* rappresentato dal valore dell'opzione determinato applicando il modello *Black-Scholes*, che tiene conto delle condizioni di esercizio del diritto, del valore corrente dell'azione, della volatilità attesa e del tasso privo di rischio.

Il *fair value* delle *stock option è* rilevato con contropartita alla voce "Riserva per *stock option*".

Il Gruppo ha applicato le disposizioni transitorie previste dall'IFRS 2 e quindi ha applicato il principio alle attribuzioni di *stock option* deliberate dopo il 7 novembre 2002 e non ancora maturate alla data di entrata in vigore dell'IFRS 2 (1 gennaio 2005).

L'effetto di diluizione delle opzioni non ancora esercitate è riflesso nel calcolo della diluizione dell'utile per azione.

Fondi rischi e oneri

Gli accantonamenti a fondi per rischi e oneri sono rilevati quando:

- è probabile l'esistenza di un'obbligazione attuale, legale o implicita, derivante da un evento passato;
- è probabile che l'adempimento dell'obbligazione sia oneroso;
- l'ammontare dell'obbligazione può essere stimato attendibilmente.

Gli accantonamenti sono iscritti al valore rappresentativo della migliore stima dell'ammontare che l'impresa razionalmente pagherebbe per estinguere l'obbligazione ovvero per trasferirla a terzi alla data di chiusura del periodo.

Quando l'effetto finanziario del tempo è significativo e le date di pagamento delle obbligazioni sono attendibilmente stimabili, l'accantonamento è oggetto di attualizzazione; l'incremento del fondo connesso al trascorrere del tempo è imputato a conto economico alla voce "Proventi (oneri) finanziari".

I fondi sono periodicamente aggiornati per riflettere le variazioni delle stime dei costi, dei tempi di realizzazione e del tasso di attualizzazione; le revisioni di stima dei fondi sono imputate nella medesima voce di conto economico che ha precedentemente accolto l'accantonamento ovvero, quando la passività è relativa a attività materiali (a esempio, smantellamento e ripristini), in contropartita all'attività a cui si riferisce.

Fondo ristrutturazione

Il Gruppo iscrive fondi ristrutturazione solo nel caso in cui esista un'obbligazione implicita di ristrutturazione, e esista un dettagliato programma formale per la ristrutturazione che abbia fatto sorgere nei confronti dei terzi interessati la valida aspettativa che l'impresa realizzerà la ristrutturazione, o perché ne ha già iniziato la realizzazione o perché ne ha già comunicato gli aspetti principali ai terzi interessati.

Iscrizione dei ricavi, dei proventi e degli oneri a conto economico

I ricavi sono rilevati nella misura in cui è probabile che affluiranno al Gruppo i benefici economici e il loro ammontare possa essere determinato in modo attendibile.

I ricavi sono rappresentati al valore equo del corrispettivo ricevuto, escludendo sconti, anche differiti, abbuoni, accise, resi e contributi promozionali.

In particolare:

- i ricavi derivanti dalla vendita di beni sono rilevati quando i rischi e i benefici connessi alla proprietà dei beni sono trasferiti all'acquirente e l'ammontare dei ricavi può essere attendibilmente determinato;
- i ricavi delle prestazioni di servizi sono rilevati quando i servizi sono resi; gli stanziamenti di ricavi relativi a servizi parzialmente resi sono rilevati con riferimento allo stadio di completamento dell'operazione alla data di bilancio, quando l'ammontare dei ricavi può essere attendibilmente stimato;
- i proventi e gli oneri di natura finanziaria sono riconosciuti in base alla competenza temporale;
- i contributi in conto capitale sono accreditati a conto economico in proporzione alla vita utile delle attività a cui si riferiscono;
- i dividendi sono rilevati alla data della delibera da parte dell'assemblea; i dividendi ricevuti da società collegate sono registrati a riduzione del valore della partecipazione;
- gli affitti derivanti da investimenti immobiliari sono contabilizzati a quote costanti lungo la durata dei contratti di locazione in essere.

I costi sono riconosciuti a conto economico quando relativi a beni e servizi venduti o consumati nell'esercizio o per ripartizione sistematica ovvero quando non si possa identificare l'utilità futura degli stessi.

I costi del personale e dei servizi includono, coerentemente alla natura sostanziale di retribuzione che assumono, le *stock option* assegnate sia a soggetti legati da un rapporto di lavoro dipendente, sia a amministratori, sia a soggetti che rendono abitualmente prestazioni d'opera a favore di una o più società del Gruppo a partire dal 2004; il costo è determinato con riferimento al *fair value* del diritto assegnato; la quota di competenza dell'esercizio è determinata *pro-rata temporis* lungo il periodo a cui è riferita l'incentivazione (cosiddetto *vesting period*).

I costi volti allo studio di prodotti o processi alternativi o, comunque, sostenuti per attività di ricerca o sviluppo tecnologico sono considerati costi correnti e imputati a conto economico nell'esercizio di sostenimento.

Imposte

Le imposte sul reddito correnti sono calcolate sulla base della stima del reddito imponibile e il debito relativo è rilevato alla voce "Debiti per imposte".

I debiti e i crediti tributari per imposte correnti sono rilevati al valore che si prevede di pagare / recuperare alle / dalle autorità fiscali applicando le aliquote e la normativa fiscale vigenti o sostanzialmente approvate alla data di chiusura del periodo.

Le altre imposte non correlate al reddito, come le tasse sugli immobili e sul capitale, sono incluse tra gli oneri operativi.

Le imposte differite e anticipate sono calcolate sulle differenze temporanee tra i valori delle attività e delle passività iscritte in bilancio e i corrispondenti valori riconosciuti ai fini fiscali con il *"liability method"*.

Le attività per imposte anticipate sono iscritte quando il loro recupero è probabile.

Le attività e le passività fiscali differite sono determinate in base alle aliquote fiscali che si prevede saranno applicabili, nei rispettivi ordinamenti dei paesi in cui il Gruppo opera, negli esercizi nei quali le differenze temporanee saranno realizzate o estinte.

Le attività e le passività fiscali correnti e differite sono compensate quando le imposte sul reddito sono applicate dalla medesima autorità fiscale, vi è un diritto legale di compensazione e i tempi di riversamento sono omogenei.

Le attività per imposte anticipate e le passività per imposte differite sono classificate tra le attività e le passività non correnti.

Il saldo della eventuale compensazione, se attivo, è iscritto alla voce Imposte anticipate; se passivo, alla voce Imposte differite.

Quando i risultati delle operazioni sono rilevati direttamente a patrimonio netto, le imposte correnti, le attività per imposte anticipate e le passività per imposte differite sono anch'esse imputate al patrimonio netto.

Operazioni in valuta estera (non oggetto di copertura con strumenti finanziari derivati)

I ricavi e i costi relativi a operazioni in valuta estera sono iscritti al cambio corrente del giorno in cui l'operazione è compiuta.

Le attività e passività monetarie in valuta estera sono convertite in Euro applicando il cambio corrente alla data di chiusura dell'esercizio con imputazione dell'effetto a conto economico.

Utile per azione

L'utile base per azione è calcolato dividendo il risultato economico del Gruppo per la media ponderata delle azioni in circolazione durante l'esercizio, escludendo le eventuali azioni proprie in portafoglio.

Ai fini del calcolo dell'utile (perdita) diluito per azione, la media ponderata delle azioni in circolazione è modificata assumendo la conversione di tutte le potenziali azioni aventi effetto diluitivo.

Anche il risultato netto del Gruppo è rettificato per tener conto degli effetti, al netto delle imposte, della conversione.

Uso di stime

La redazione del bilancio e delle relative note in applicazione degli IFRS richiede da parte del *management* l'effettuazione di stime e di assunzioni che hanno effetto sui valori delle attività e delle passività di bilancio e sull'informativa relativa a attività e passività potenziali alla data del bilancio.

I risultati che si consuntiveranno potrebbero differire da tali stime.

Le stime sono utilizzate per rilevare gli accantonamenti per rischi su crediti, per obsolescenza di magazzino, ammortamenti, svalutazioni di attivo, benefici ai dipendenti, imposte, fondi di ristrutturazione, altri accantonamenti e fondi.

I valori delle singole categorie sono esposti nelle note al bilancio.

Le stime e le assunzioni sono riviste periodicamente e gli effetti di ogni variazione sono riflesse a conto economico.

L'avviamento viene sottoposto a *impairment test*, su base annuale, per verificare eventuali perdite di valore.

I calcoli sono basati sui flussi finanziari attesi dalle unità generatrici di cassa a cui l'avviamento stesso è attribuito, desumibili da *budget* e piani pluriennali.

4. Variazione nei principi contabili

Il Gruppo a partire dal 1 gennaio 2007 ha adottato i seguenti nuovi principi.

- Nel mese di agosto 2005 lo IASB ha emesso il nuovo principio contabile IFRS 7 – *Strumenti finanziari: informazioni integrative* e un emendamento complementare allo IAS 1 – *Presentazione del bilancio: informazioni integrative relative al capitale*. L'IFRS 7 richiede informazioni integrative riguardanti la rilevanza degli strumenti finanziari in merito alla *performance* e alla posizione finanziaria di un'impresa. Tali informazioni incorporano alcuni requisiti precedentemente inclusi nel principio contabile IAS 32 – *Strumenti finanziari: esposizione in bilancio e informazioni integrative*. Il nuovo principio contabile richiede altresì informazioni relative al livello di esposizione di rischio derivante dall'utilizzo di strumenti finanziari, e una descrizione degli obiettivi, delle politiche e delle procedure poste in atto dal *management* al fine di gestire tali rischi. L'emendamento allo IAS 1 introduce requisiti relativi alle informazioni da fornire circa la gestione del capitale del Gruppo.

- L'IFRIC 8 – Ambito di applicazione dell'IFRS 2, definisce l'applicabilità dell'IFRS 2 – Pagamenti basati su azioni a operazioni nelle quali un'entità non può identificare specificamente una parte o la totalità dei beni o servizi ricevuti. Tale principio non è applicabile al Gruppo Campari.
- Il 3 marzo 2006 l'IFRIC ha emesso il documento interpretativo IFRIC 9 – Valutazione successiva dei derivati impliciti. Tale principio stabilisce che la data per determinare l'esistenza di un derivato implicito è la data in cui l'entità diventa, per la prima volta, controparte contrattuale, con rivalutazione solo se c'è una variazione nel contratto che modifica sostanzialmente i flussi di cassa. Poiché il Gruppo non detiene derivati impliciti, tale interpretazione non è applicabile.
- L'IFRIC 10 – Bilanci intermedi e riduzione durevole di valore chiarisce che le perdite per riduzione durevole di valore rilevate per l'avviamento e talune attività finanziarie evidenziate in un bilancio intermedio non devono essere eliminate in bilanci successivi intermedi o annuali. Tale principio non ha avuto alcun effetto sul bilancio del Gruppo.
- Il 2 novembre 2006 l'IFRIC ha emesso il documento interpretativo IFRIC 11 – IFRS 2 – Transazioni su azioni del Gruppo e azioni proprie per specificare il trattamento contabile di pagamenti basati su azioni per il cui soddisfacimento la società deve acquistare azioni proprie, nonché di pagamenti basati su azioni di una società del gruppo (ad esempio della controllante) attribuiti a dipendenti di altre società del gruppo. Tale principio è stato applicato anticipatamente.

Nuovi principi contabili non ancora applicati

I seguenti nuovi principi non sono stati ancora applicati dal Gruppo.

- Il 30 novembre 2006 lo IASB ha emesso il principio contabile IFRS 8 – Segmenti Operativi che sarà applicabile a partire dal 1 gennaio 2009 in sostituzione dello IAS 14 Informativa di Settore. Il nuovo principio contabile richiede alla società di basare informazioni riportate nell'informativa di Settore sugli elementi che il *management* utilizza per prendere le proprie decisioni operative, quindi richiede l'identificazione dei segmenti operativi sulla base della reportistica interna che è regolarmente rivista dal *management* al fine dell'allocazione delle risorse ai diversi segmenti e al fine delle analisi *di performance*. Il Gruppo sta valutando il possibile impatto derivante dall'applicazione di tale interpretazione.
- Il 29 marzo 2007 lo IASB ha emesso una versione rivista dello IAS 23 – Oneri finanziari, che sarà applicabile a partire dal 1 gennaio 2009. Il principio è stato modificato per richiedere la capitalizzazione degli oneri finanziari quando tali costi si riferiscono ad attività che richiedono un periodo di tempo rilevante per potere essere pronte per l'uso previsto o per la vendita. Il Gruppo adotterà il principio in modo prospettico agli oneri finanziari relativi ai beni capitalizzati a partire dal 1 gennaio 2009. Il Gruppo sta valutando il possibile impatto derivante dall'applicazione di tale interpretazione.
- Il 5 luglio 2007 l'IFRIC ha emesso l'interpretazione IFRIC 14 sullo IAS 19 – Attività per piani a benefici definiti e criteri minimi di copertura che sarà applicabile dal 1 luglio 2008. L'interpretazione fornisce le linee guida generali su come determinare l'ammontare limite stabilito dallo IAS 19 per il riconoscimento delle attività a servizio dei piani e fornisce una spiegazione circa gli effetti contabili causati dalla presenza di una clausola di copertura minima del piano. Il Gruppo sta valutando il possibile impatto derivante dall'applicazione di tale interpretazione.
- IFRS 2 Pagamenti basati su azioni – Condizioni di maturazione e cancellazioni. Questa modifica all'IFRS 2 Pagamenti basati su azioni è stata pubblicata a gennaio 2008 ed entrerà in vigore nel primo esercizio successivo al 1 gennaio 2009. Il principio restringe la definizione di "condizioni di maturazione" ad una condizione che include un obbligo esplicito o implicito a fornire un servizio. Ogni altra condizione è una "*non-vesting condition*" e deve essere presa in considerazione per determinare il *fair value* dello strumento rappresentativo di capitale assegnato. Nel caso in cui il premio non maturi come conseguenza del fatto che non soddisfa una "*non-vesting condition*" che è sotto il controllo dell'entità o della controparte, questo deve essere contabilizzato come una cancellazione. Il Gruppo non ha intrapreso operazioni con

pagamenti basati su azioni con condizioni "*non-vesting*" e, di conseguenza, non si aspetta effetti significativi nella contabilizzazione degli accordi di pagamento basati su opzioni.

- IFRS 3R Aggregazioni aziendali e IAS 27/R Bilancio consolidato e separato. I due principi rivisti sono stati omologati a gennaio 2008 ed entreranno in vigore dal primo esercizio successivo al 1 luglio 2009. L'IFRS 3R introduce alcuni cambiamenti nella contabilizzazione delle *business combination* che avranno effetti sull'ammontare del *goodwill* rilevato, sul risultato dell'esercizio in cui avviene l'acquisizione e sui risultati degli esercizi successivi. Lo IAS 27R richiede che un cambiamento nella quota di partecipazione detenuta in una controllata sia contabilizzato come una transazione di capitale. Di conseguenza, questo cambiamento non avrà impatto sul *goodwill*, e non darà origine né a utili né a perdite. Inoltre, i principi rivisti introducono cambiamenti nella contabilizzazione di una perdita subita da una controllata così come della perdita di controllo della controllata. I cambiamenti introdotti dai principi IFRS 3R e IAS 27R devono essere applicati in maniera prospettica e avranno impatti sulle future acquisizioni e transazioni con azionisti di minoranza.
- IAS 1 Rivisto Presentazione del bilancio. Il principio rivisto IAS 1 Presentazione del bilancio è stato omologato a settembre 2007 ed entrerà in vigore nel primo esercizio successivo al 1 gennaio 2009. Il principio separa i cambiamenti intervenuti nel patrimonio netto in capo agli azionisti e ai non azionisti. Il prospetto delle variazioni del patrimonio netto includerà solo il dettaglio delle transazioni con azionisti mentre tutte le variazioni relative a transazioni con non azionisti saranno presentate in una unica linea. Inoltre, il principio introduce il prospetto del "*comprehensive income*": questo prospetto contiene tutte le voci di ricavo e di costo di competenza del periodo registrate a conto economico, e in aggiunta ogni altra voce di ricavo e costo rilavata. Il prospetto del "*comprehensive income*" può essere presentato in forma di un singolo prospetto o in due prospetti correlati. Il gruppo sta ancora valutando se predisporre uno o due prospetti.
- Modifiche allo IAS 32 ed allo IAS 1 Strumenti Finanziari "a vendere". Le modifiche allo IAS 32 ed allo IAS 1 sono state omologate a febbraio 2008 ed entreranno in vigore nel primo esercizio successivo al 1 gennaio 2009. La modifica allo IAS 32 richiede che alcuni strumenti finanziari "a vendere" e obbligazioni che insorgono al momento della liquidazione siano classificati come strumenti di capitale se ricorrono determinate condizioni. La modifica allo IAS 1 richiede che nelle note esplicative vengano fornite alcune informazioni relative a opzioni "a vendere" classificate come capitale. Il Gruppo non si aspetta che queste modifiche abbiano impatto sul bilancio del gruppo.

Si ricorda, infine, che sono state emesse le seguenti interpretazioni che disciplinano fattispecie e casistiche non applicabili al Gruppo Campari:

- IFRIC 12 - Contratti di servizi in concessione (applicabile dal 1 gennaio 2008);
- IFRIC 13 - Customer Loyalty Programmes (applicabile dal 1 luglio 2008).

5. Stagionalità dell'attività

Alcuni dei prodotti del Gruppo sono soggetti a una maggiore stagionalità delle vendite, rispetto ad altri, come conseguenza delle differenti abitudini o modalità di consumo.

In particolare, le vendite di *soft drink* tendono a aumentare durante i mesi più caldi, da maggio a settembre, ma soprattutto, la variabilità della temperatura nei mesi estivi, può influire sensibilmente sul livello delle vendite di un anno rispetto al precedente.

Altri prodotti, come i vini spumanti, in alcuni paesi presentano una forte concentrazione delle vendite in alcuni periodi dell'anno (principalmente le festività natalizie).

In questo caso non ci sono fattori esogeni che possono impattare sulle vendite ma il rischio commerciale per il Gruppo è comunque più elevato, in quanto il risultato ottenuto in due soli mesi determina il risultato di vendita dell'anno intero.

In generale, la diversificazione del portafoglio prodotti del Gruppo, tra *spirit*, *soft drink* e *wine* e la ripartizione geografica delle vendite, attenuano sensibilmente i rischi legati alla stagionalità.

6. Rischio di *default*: *negative pledge* e *covenant* sul debito

I contratti relativi al prestito obbligazionario della Capogruppo, al *private placement* e a due linee di credito *committed* negoziate da Redfire, Inc. prevedono *negative pledge* e *covenant*.

Per quanto riguarda i primi, le clausole mirano a limitare la possibilità per il Gruppo di concedere significativi diritti a terzi su *asset* del Gruppo stesso; in particolare questi contratti stabiliscono vincoli specifici per quanto riguarda la dismissione e il rilascio di garanzie su immobilizzazioni.

I *covenant* includono l'obbligo per il Gruppo di rispettare determinati livelli di indici finanziari, il più significativo dei quali mette in relazione l'indebitamento netto con alcuni livelli di redditività consolidata.

In caso di mancato rispetto delle clausole sopra descritte, dopo un periodo di osservazione nel quale tali violazioni non siano state sanate, il Gruppo può essere chiamato al pagamento del debito residuo.

Il valore di tali rapporti è monitorato dal Gruppo alla fine di ogni trimestre e, a oggi, risulta essere significativamente lontano dalle soglie che determinerebbero l'inadempimento contrattuale.

7. Aggregazioni aziendali (acquisizioni)

Cabo Wabo

Il 7 maggio 2007, il Gruppo ha siglato un accordo con l'imprenditore e *rock star* Sammy Hagar, per l'acquisizione di una partecipazione del 80% in Cabo Wabo Tequila.

Il *closing* dell'operazione è avvenuto il 2 gennaio 2008.

Essendo stata finalizzata dopo il 31 dicembre 2007, tale operazione non ha alcun effetto sul presente bilancio.

Il valore dell'operazione è stato di US$ 80,8 milioni e il corrispettivo è stato pagato in contanti e finanziato con mezzi propri.

Al tasso di cambio della data dell'operazione, il controvalore dell'operazione è di €54,5 milioni.

Il contratto prevede inoltre la possibilità di acquisire il restante 20% di Cabo Wabo Tequila tramite delle opzioni *call / put* esercitabili, rispettivamente, nel 2012 per il 15% e nel 2015 per il rimanente 5%. Per tali eventuali transazioni, Cabo Wabo Tequila sarà valutata ad un valore corrispondente a un multiplo di quindici volte la media aritmetica degli utili tre esercizi antecedenti l'anno in cui ciascuna delle 2 opzioni dovesse essere esercitata.

In base a quanto richiesto dal principio IAS 32 – Strumenti finanziari, presentazione, il Gruppo successivamente al *closing* dell'operazione iscriverà il debito per le *put option* esercitabili dai soci di minoranza nel 2012 e nel 2015.

In sede di primo consolidamento, il controvalore dell' acquisizione di €54,5 milioni sarà attribuito quasi interamente a marchio con una piccola porzione, coincidente con il valore del magazzino acquisito, allocata a attività correnti.

8. Partecipazioni in *joint venture* e società collegate

Il Gruppo detiene partecipazioni in diverse società a controllo congiunto con l'obiettivo di promuovere e commercializzare i propri prodotti nei mercati in cui operano le *joint venture* stesse: International Marques V.o.f., operante in Olanda (al 33,33%), MCS S.c.a.r.l. operante in Belgio (al 33,33%) e, infine, Summa S.L. operante in Spagna (al 30%).

Tali società sono consolidate con il metodo del patrimonio netto; sono consolidate le quote di risultato di pertinenza del Gruppo sulla base dei bilanci predisposti dalle società a una data di chiusura corrispondente a quella del Gruppo, a eccezione di Summa S.L. che, per motivi legati a esigenze del proprio socio di maggioranza, chiude annualmente il proprio bilancio al 30 settembre e predispone una situazione al 31 dicembre ai soli fini del bilancio consolidato del Gruppo Campari.

Si segnala che Fior Brands Ltd., operante in Gran Bretagna, e posseduta dal Gruppo al 50%, è stata posta in liquidazione del mese di dicembre 2007.

Nel presente bilancio sono stati stanziati gli oneri relativi alla liquidazione.

La partecipazione è stata azzerata e tali oneri sono stati iscritti tra le passività del Gruppo.

La tabella che segue mostra le quote di pertinenza del Gruppo nell'attivo, passivo, ricavi e costi delle società a controllo congiunto:

Quota del Gruppo nei bilanci delle società collegate	31 dicembre 2007 € / 000	31 dicembre 2006 € / 000
Stato patrimoniale:		
Attivo non corrente	213	310
Attivo corrente	18.151	22.518
	18.363	**22.828**
Passivo non corrente	507	674
Passivo corrente	17.249	21.626
	17.756	**22.300**
Valore di carico delle partecipazioni	**607**	**528**
Quota dei ricavi e costi della società collegata:		
Ricavi	27.426	22.998
Costo del venduto	(20.754)	(17.373)
Spese di vendita e amministrative	(6.086)	(5.214)
Oneri finanziari	(153)	(155)
Risultato *ante* imposte	433	256
Imposte	(122)	(72)
Risultato netto	**311**	**184**

Si precisa, per quanto riguarda il 2007, che il risultato netto sopra esposto, pari a un utile di €310 migliaia, non include i costi stanziati da DI.CI.E Holding B.V. a fronte degli oneri di liquidazione di Fior Brands Ltd., pari a €613 migliaia; tali oneri sono invece stati inclusi nel conto economico consolidato alla voce "quota di utile (perdite) di società valutate con il metodo del patrimonio netto".

9. Informativa di settore

In applicazione dello IAS 14, di seguito sono riportati gli schemi relativi all'informativa di settore.

La reportistica primaria del Gruppo è per settore di attività, definito come una parte del Gruppo distintamente identificabile, che fornisce un insieme di prodotti omogenei ed è soggetta a rischi e a benefici diversi da quelli degli altri settori d'attività del Gruppo.

L'informativa secondaria riporta alcune informazioni divise per area geografica.

I principi contabili con cui l'informativa di settore è esposta nelle note, sono coerenti con quelli adottati nella predisposizione del bilancio consolidato.

I settori di attività identificati sono le seguenti quattro aree di *business* delle quali il Gruppo controlla la produzione e la vendita:

- *spirit*: bevande a base di alcool a gradazione sia inferiore sia superiore al 15% in volume, queste ultime normativamente definite "bevande spiritose";
- *wine*: vini, sia fermi che spumanti, compresi quelli aromatizzati, tra cui i *vermouth;*
- *soft drink*: tutte le bevande analcoliche;
- *altro*: materie prime, semilavorati e prodotti finiti imbottigliati per conto di terzi.

Le informazioni relative alle aree geografiche sono basate sulla localizzazione geografica delle attività e, per quanto riguarda le vendite nette, sulla localizzazione geografica dei clienti finali.

Per rappresentare tale informativa, vengono esposte le aree Italia, Europa, Americhe e resto del mondo.

Informativa primaria

Le due tabelle seguenti mostrano i ricavi e costi del Gruppo nonché l'attivo e il passivo di stato patrimoniale, attribuiti ai singoli settori al 31 dicembre 2007 e al 31 dicembre 2006:

31 dicembre 2007	*Spirit*	*Wine*	*Soft drink*	Altre vendite	Totale attività operativa
	€ / 000	€ / 000	€ / 000	€ / 000	€ / 000
Ricavi (*)					
Vendite nette a terzi	687.131	151.336	102.380	16.663	957.510
Margini e risultati					
Margine del settore	219.305	16.610	31.753	2.957	270.625
Costi non allocati					(70.056)
Risultato operativo					**200.569**
Proventi (oneri) finanziari netti					(16.985)
Quota di risultato di società					
valutate al patrimonio netto	(204)	(70)	(30)	–	(303)
Imposte					(58.097)
Interessi di minoranza					(33)
Utile netto del Gruppo					**125.150**
Attivo e passivo					
Attivo allocato ai settori	1.052.608	262.305	47.119		1.362.032
Partecipazioni valutate con il metodo					
del patrimonio netto	408	140	59		607
Altre attività non allocate					345.683
Totale attivo					**1.708.322**
Passivo allocato ai settori	115.603	38.493	20.930		175.026
Altre passività non allocate					654.740
Totale passivo					**829.766**
Altre informazioni					
Investimenti in immobilizzazioni materiali:					
– allocate ai segmenti	7.616	6.150	1.798	–	15.564
– non allocate ai segmenti					15.435
Totale					**30.999**
Investimenti in immobilizzazioni immateriali:					
– allocate ai segmenti	29.327	–	–	–	29.327
– non allocate ai segmenti					3.322
Totale					**32.649**
Ammortamenti di immobilizzazioni materiali:					
– allocate ai segmenti	7.145	6.120	2.266		15.531
– non allocate ai segmenti					1.996
Totale					**17.527**
Ammortamenti di immobilizzazioni immateriali:					
– allocate ai segmenti	132	25	16		173
– non allocate ai segmenti					1.847
Totale					**2.020**

31 dicembre 2006	*Spirit* €/000	*Wine* €/000	*Soft drink* €/000	Altre vendite €/000	Totale attività operativa €/000
Ricavi (*)					
Vendite nette a terzi	657.087	134.916	127.954	12.400	932.358
Margini e risultati					
Margine del settore	210.648	15.209	28.625	2.420	256.903
Costi non allocati					(66.391)
Risultato operativo					**190.511**
Proventi (oneri) finanziari netti					(15.189)
Quota di risultato di società valutate al patrimonio netto	124	42	18	–	184
Imposte					(55.215)
Interessi di minoranza					(3.234)
Utile netto del Gruppo					**117.059**
Attivo e passivo					
Attivo allocato ai settori	1.060.910	252.619	67.910	–	1.381.439
Partecipazioni valutate con il metodo del patrimonio netto	373	97	58	–	528
Altre attività non allocate					344.091
Totale attivo					**1.726.058**
Passivo allocato ai settori	114.707	35.220	30.907	–	180.834
Altre passività non allocate					747.442
Totale passivo					**928.276**
Altre informazioni					
Investimenti in immobilizzazioni materiali (**):					
– allocate ai segmenti	11.463	4.993	1.552	3	18.011
– non allocate ai segmenti					3.483
Totale					**21.494**
Investimenti in immobilizzazioni immateriali (**):					
– allocate ai segmenti	109.621	42	2	–	109.665
– non allocate ai segmenti					1.886
Totale					**111.551**
Ammortamenti di immobilizzazioni materiali:					
– allocate ai segmenti	6.979	5.790	2.609	–	15.378
– non allocate ai segmenti					2.033
Totale					**17.411**
Ammortamenti di immobilizzazioni immateriali:					
– allocate ai segmenti	101	28	14	–	143
– non allocate ai segmenti					1.674
Totale					**1.817**

(*) non vi sono vendite tra i diversi segmenti

(**) in conformità con quanto stabilito dallo IAS 14.57, gli investimenti includono le attività acquisite nel corso dell'esercizio

Informativa secondaria

Le tabelle seguenti riportano i ricavi, le spese per investimenti in immobilizzazioni e alcune informazioni sull'attivo del gruppo divisi in settori geografici, al 31 dicembre 2007 e al 31 dicembre 2006.

31 dicembre 2007	Italia € / 000	Europa € / 000	Americhe € / 000	Resto del mondo € / 000	Totale attività operativa € / 000
Ricavi					
Vendite nette a terzi	393.197	197.618	322.869	43.827	957.510
Attivo					
Attivo allocato	692.858	112.826	542.258	14.090	1.362.032
Partecipazioni valutate con il metodo del patrimonio netto		607			607
Attivo non allocato					345.683
Totale attivo					**1.708.322**
Altre informazioni					
Investimenti in immobilizzazioni materiali:					
– allocate ai segmenti	11.763	2.917	821	63	15.564
– non allocate ai segmenti					15.434
Totale					**30.998**
Investimenti in immobilizzazioni immateriali:					
– allocate ai segmenti	–	–	29.327	–	29.327
– non allocate ai segmenti					3.322
Totale					**32.649**

31 dicembre 2006	Italia € / 000	Europa € / 000	Americhe € / 000	Resto del mondo € / 000	Totale attività operativa € / 000
Ricavi					
Vendite nette a terzi	401.382	175.153	314.612	41.211	932.358
Attivo					
Attivo allocato	689.791	124.198	565.906	1.545	1.381.440
Partecipazioni valutate con il metodo del patrimonio netto	–	527	–	–	527
Attivo non allocato					344.091
Totale attivo					**1.726.058**
Altre informazioni					
Investimenti in immobilizzazioni materiali (*):					
– allocate ai segmenti	10.451	7.197	362	–	18.010
– non allocate ai segmenti					3.484
Totale					**21.494**
Investimenti in immobilizzazioni immateriali (*):					
– allocate ai segmenti	48	103.257	6.360	–	109.665
– non allocate ai segmenti					1.886
Totale					**111.551**

(*) in conformità con quanto stabilito dallo IAS 14.57, gli investimenti includono le attività acquisite nel corso dell'esercizio.

10. Ricavi e costi

Di seguito si fornisce il dettaglio di alcuni ricavi e costi che, per natura o per importo, risultano rilevanti ai fini della comprensione del risultato dell'esercizio.

Ricavi per vendita di beni e servizi

	31 dicembre 2007 € / 000	31 dicembre 2006 € / 000
Vendita di beni	951.483	926.186
Prestazioni di servizi	6.027	6.172
Totale vendite nette	**957.510**	**932.358**

Le prestazioni di servizi sono riferite principalmente a attività di imbottigliamento di prodotti di terzi.
Per una dettagliata analisi di questa voce, si rinvia a quanto esposto nella relazione sulla gestione.

Costo del venduto

La voce costo del venduto, esposta nel conto economico, include:

- le materie prime e i materiali di processo impiegati nel ciclo produttivo;
- i prodotti finiti acquistati da terzi e commercializzati dal Gruppo;
- tutti i costi che, per destinazione, sono imputati alle unità produttive e quindi costi del personale, ammortamenti, *utilities* e prestazioni di servizi.

	31 dicembre 2007 € / 000	31 dicembre 2006 € / 000
Totale costo del venduto	**407.183**	**410.203**

Ammortamenti

La tabella che segue mostra il dettaglio per natura e per destinazione degli ammortamenti rilevati a conto economico.

	31 dicembre 2007 € / 000	31 dicembre 2006 € / 000
Ammortamenti inclusi nel costo del venduto:		
– Immobilizzazioni materiali	(14.767)	(14.488)
– Immobilizzazioni immateriali	(120)	(59)
Ammortamenti inclusi nei costi di vendita e distribuzione:		
– Immobilizzazioni materiali	(763)	(838)
– Immobilizzazioni immateriali	(53)	(21)
Ammortamenti inclusi nei costi generali e amministrativi:		
– Immobilizzazioni materiali	(1.996)	(2.085)
– Immobilizzazioni immateriali	(1.847)	(1.737)
Totale ammortamenti		
– Immobilizzazioni materiali	(17.527)	(17.411)
– Immobilizzazioni immateriali	(2.020)	(1.817)
– Totale	(19.548)	(19.228)

Negli esercizi in rassegna non vi sono state perdite per *impairment*.

Costi del personale

La voce risulta così composta:

	31 dicembre 2007 €/000	31 dicembre 2006 €/000
Salari e stipendi	70.868	68.821
Oneri sociali	16.337	15.498
Costi per piani a contributi definiti	3.038	1.121
Costi per piani a benefici definiti	(8)	2.126
Costo per pagamenti basati su azioni	2.768	2.093
	93.003	**89.658**

La riduzione dei costi per piani a benefici definiti, e il corrispondente aumento dei costi per piani a contributi definiti è l'effetto della riforma della previdenza complementare introdotta dal 1 gennaio 2007 in Italia.

Con tale riforma, le quote di TFR maturate fino al 31 dicembre 2006 rimangono in azienda; mentre le quote di TFR maturate a partire dal 1 gennaio 2007 devono, a scelta del dipendente, essere destinate a forme di previdenza complementare, ovvero essere mantenute in azienda, la quale provvederà a trasferire le quote di TFR al Fondo di Tesoreria istituito presso l'INPS.

Di conseguenza, la quota di TFR maturata fino al 31 dicembre 2006 continua a essere classificata come piano a benefici definiti, mantenendo i criteri di valutazione attuariale mentre le quote di TFR maturate dal 1 gennaio 2007 vengono classificate come piani a contribuzione definita.

Si rimanda per un approfondimento alla nota 28 – Trattamento di fine rapporto e altri fondi pensione.

Costi di ricerca e sviluppo

L'attività di ricerca e sviluppo del Gruppo riguarda esclusivamente l'ordinaria attività produttiva e commerciale; in particolare, si concentra sull'ordinario controllo di qualità dei prodotti e su studi di *packaging* nei diversi mercati.

I relativi costi sono interamente spesati a conto economico nell'esercizio in cui vengono sostenuti.

Altri costi

La tabella che segue mostra il dettaglio dei costi legati alla gestione dei *leasing* operativi e finanziari, nonché degli investimenti immobiliari del Gruppo:

	31 dicembre 2007 €/000	31 dicembre 2006 €/000
Pagamenti minimi per *leasing* operativo	(3.961)	(4.381)
Canoni potenziali di locazione su *leasing* finanziario (indicizzazioni)	(30)	(27)
Spese legate alla gestione di investimenti immobiliari che hanno generato proventi per affitti (incluse spese di manutenzione)	(13)	(9)
Spese legate alla gestione di investimenti immobiliari che non hanno generato proventi per affitti (incluse spese di manutenzione)	(22)	(20)

I pagamenti minimi per leasing operativo si riferiscono ai contratti detenuti dalle società del gruppo su apparecchiature informatiche, auto aziendali e altre attrezzature.

Non includono invece gli affitti di uffici, che non si configurano come *leasing* operativo.

La riduzione rispetto al 2006 è dovuta a una riduzione dei costi della Capogruppo per razionalizzazione dei contratti sull'*hardware*.

I canoni potenziali di locazione su *leasing* finanziario sono relativi all'adeguamento dei canoni pagati dalla Capogruppo sul *leasing* finanziario per il fabbricato industriale di Novi Ligure, il cui tasso di interesse è variabile e legato all'Euribor a 3 mesi.

Le spese legate alla gestione degli investimenti immobiliari si riferiscono agli immobili detenuti a titolo di investimento analizzati alla nota 15 – Investimenti immobiliari.

Altri (oneri) e proventi non ricorrenti

Il risultato operativo dell'esercizio è stato influenzato dai seguenti proventi e oneri "non ricorrenti":

	31 dicembre 2007 € / 000	31 dicembre 2006 € / 000
Plusvalenza programma integrato Sesto San Giovanni		12.175
Altre plusvalenze da cessione di immobilizzazioni materiali	1.487	124
Altre sopravvenienze non ricorrenti	236	485
Withholding taxes	8.200	
Totale proventi non ricorrenti	9.922	12.784
Accantonamenti a fondi rischi e oneri	(3.040)	(6.042)
Rottamazioni e costi di demolizione	(328)	(2.638)
Svalutazioni immobilizzazioni materiali	(61)	(1.753)
Minusvalenze da cessione di immobilizzazioni materiali	(37)	(641)
Oneri di ristrutturazione del personale	(2.523)	(776)
Imposte di registro società controllate	(4.200)	
Imposte diverse società controllate	(610)	
Altri oneri non ricorrenti	(1.959)	(1.781)
Totale oneri non ricorrenti	(12.758)	(13.631)
Totale	**(2.835)**	**(846)**

Le plusvalenze da cessione di immobilizzazioni materiali hanno riguardato essenzialmente la vendita, da parte di Campari do Brasil Ltda., della propria sede di Alphaville.

La voce *withholding taxes* si riferisce al rilascio di imposte su riserve di controllate createsi in occasione di precedenti operazioni straordinarie e divenute eccedenti in seguito a un *ruling* finalizzato nell'esercizio.

Gli accantonamenti a fondi rischi sono stati effettuati da alcune controllate a fronte di potenziali rischi di natura fiscale della Capogruppo e di Campari Italia S.p.A.; si rimanda alla nota 29 – Fondi rischi per un maggiore dettaglio.

Gli oneri di ristrutturazione del personale sono correlati al *turnover* del *management* del Gruppo.

Le imposte di registro di società controllate riguardano imposte pagate su aumenti di capitale di società controllate, che a livello consolidato vengono portate a conto economico come richiesto dai principi contabili internazionali.

Le imposte diverse di società controllate riguardano una penale pagata dalla controllata brasiliana per imposte diverse da imposte sul reddito.

Gli altri oneri non ricorrenti includono costi *one-off* dell'esercizio di alcune controllate.

Oneri e proventi finanziari

Gli oneri finanziari netti dell'esercizio sono così composti:

	31 dicembre 2007 € / 000	31 dicembre 2006 € / 000
Interessi bancari e da depositi a termine	9.337	10.033
Altri proventi	1.402	7.305
Totale proventi finanziari (al costo)	**10.738**	**17.338**
Utile non realizzato su strumenti derivati di copertura	773	216
Totale proventi finanziari	**11.512**	**17.554**
Oneri finanziari netti su prestiti obbligazionari	(19.091)	(16.949)
Interessi passivi su *leasing*	(820)	(748)
Interessi passivi bancari	(5.976)	(11.512)
Spese bancarie	(487)	(1.041)
Altri oneri	(1.501)	(2.469)
Totale oneri finanziari (al costo)	**(27.875)**	**(32.719)**
Interessi attuariali	(541)	(352)
Totale oneri finanziari	**(28.416)**	**(33.072)**
Differenze cambio realizzate nette	330	(436)
Differenze cambio non realizzate nette	(411)	765
Proventi (oneri) finanziari netti	**(16.984)**	**(15.189)**

Il dettaglio degli oneri finanziari netti su prestito obbligazionario è il seguente:

	31 dicembre 2007			31 dicembre 2006
	Capogruppo € / 000	Redfire, Inc. € / 000	Totale € / 000	Totale € / 000
Oneri finanziari verso obbligazionisti	(9.601)	(7.228)	(16.829)	(18.864)
Proventi (oneri) finanziari su *swap*	(2.525)	263	(2.262)	1.914

11. Imposte sul reddito

Il dettaglio delle imposte correnti e differite iscritte a conto economico è il seguente.

	31 dicembre 2007 € / 000	31 dicembre 2006 € / 000
Imposte sul reddito correnti		
– imposte dell'esercizio	(42.863)	(42.343)
– imposte relative ad esercizi precedenti	(284)	83
Imposte sul reddito differite		
– emersione e annullamento di differenze temporanee	(14.950)	(12.954)
Imposte sul reddito riportate a conto economico	**(58.097)**	**(55.215)**

La tabella che segue mostra il dettaglio delle imposte correnti e differite iscritte direttamente a patrimonio netto:

	31 dicembre 2007 € / 1000	31 dicembre 2006 € / 1000
Imposte correnti relative a utili (perdite) imputati direttamente a patrimonio netto	507	(270)
Imposte differite relative a utili (perdite) imputati direttamente a patrimonio netto		(517)
Imposte differite su utili (perdite) da *cash flow hedging*	(2.829)	(1.112)
	(2.322)	**(1.899)**

Di seguito è esposta la riconciliazione dell'onere fiscale teorico con quello effettivo del Gruppo.

Si precisa che, ai fini di una migliore comprensione della riconciliazione, non si è tenuto conto dell'IRAP, in quanto, essendo questa un'imposta calcolata su una base imponibile diversa dall'utile prima delle imposte, avrebbe generato effetti distorsivi.

Pertanto, le imposte teoriche sono state determinate applicando solo l'aliquota fiscale vigente in Italia per l'IRES, ovvero il 33% sia per l'esercizio 2006 che per l'esercizio 2007.

Riconciliazione onere fiscale teorico ed effettivo	31 dicembre 2007 € / 000	31 dicembre 2006 € / 000
Risultato del Gruppo prima delle imposte	183.247	172.274
aliquota fiscale applicabile Italia:	33,00%	33,00%
Imposte teoriche del gruppo ad aliquota vigente in Italia	(60.472)	(56.850)
Diversa incidenza fiscale delle imprese estere rispetto all'aliquota teorica	7.997	10.024
Diversa incidenza fiscale delle imprese italiane rispetto all'aliquota teorica	(981)	(1.476)
Differenze permanenti	(428)	(1.119)
Altre differenze su scritture di consolidato	1.479	244
Irap	(5.692)	(6.038)
Onere fiscale effettivo	(58.097)	(55.215)
aliquota effettiva	31,7%	32,1%

Il dettaglio delle imposte anticipate e differite iscritte a conto economico e nello stato patrimoniale, divise per natura, è il seguente.

Per quanto riguarda il calcolo delle imposte differite calcolate al 31 dicembre 2007, l'aliquota applicata alle società italiane è il 27,5% in base alle modifiche apportate dalla Legge Finanziaria 2008; pertanto sono stati recepiti a conto economico gli effetti del cambio di aliquota sulle imposte differite preesistenti.

L'effetto complessivo netto derivante da tale aggiustamento, è pari a un provento di €1.644 migliaia.

	Stato patrimoniale		Conto economico	
	31 dicembre 2007	31 dicembre 2006	31 dicembre 2007	31 dicembre 2006
	€ / 000	€ / 000	€ / 000	€ / 000
Spese a deducibilità differita	2.421	1.802	(385)	635
Fondi tassati	7.672	9.141	(719)	4.645
Perdite pregresse	5.660	6.018	(845)	(258)
Valutazioni a *fair value*				(1.194)
Altre	122	1.534	(159)	(355)
Imposte anticipate	**15.875**	**18.495**	**(2.108)**	**3.474**
Ammortamenti anticipati	(6.105)	(7.297)	1.069	(605)
Plusvalenze soggette a tassazione differita	(2.250)	(3.703)	1.452	(3.308)
Goodwill e marchi deducibili localmente	(46.149)	(35.865)	(10.692)	(11.778)
Valutazioni a *fair value*	(3.845)		(2.747)	
Riserve soggette a tassazione in caso di distribuzione	(564)	(8.331)	(433)	–
Adeguamento ai principi contabili di gruppo	3.922	5.116	(1.195)	1.679
Leasing	(325)	(2.261)	(325)	(821)
Altri	(5.379)	(3.727)	27	(1.596)
Imposte differite	**(60.696)**	**(56.066)**	**(12.843)**	**(16.428)**
Totale			**(14.950)**	**(12.954)**

Le imposte anticipate per perdite fiscali sono interamente riconducibili a Campari do Brasil Ltda.

La legislazione locale non prevede un limite temporale per il loro utilizzo, ma solo un limite quantitativo per singolo esercizio, basato sul reddito imponibile dichiarato.

La società ha peraltro iniziato ad utilizzarle a compensazione dell'utile fiscale dell'esercizio precedente.

Il rilascio delle riserve soggette a distribuzione in caso di tassazione ha avuto come contropartita la voce proventi non ricorrenti dell'esercizio, commentati alla nota 10 – *Ricavi e costi*.

12. Utile base e diluito per azione

L'utile per azione base è determinato come rapporto tra il risultato dell'esercizio di pertinenza del Gruppo e il numero medio ponderato di azioni ordinarie in circolazione nell'esercizio; sono, pertanto, escluse dal denominatore le azioni proprie detenute dal Gruppo.

L'utile per azione diluito è determinato tenendo conto, nel calcolo del numero di azioni in circolazione, del potenziale effetto diluitivo derivante dalle opzioni assegnate ai beneficiari dei piani di *stock option*.

Il calcolo dell'utile base per azione è il seguente:

Utile base	31 dicembre 2007			31 dicembre 2006		
	Utile	Azioni numero	Utile per azione	Utile	Azioni numero	Utile per azione
	€ / 000		€	€ / 000		€
Utile netto attribuibile agli azionisti ordinari	125.150			117.059		
Media ponderata delle azioni ordinarie in circolazione		290.104.136			284.400.932	
Utile base per azione			**0,43**			**0,41**

Il calcolo dell'utile diluito per azione è il seguente:

Utile diluito	31 dicembre 2007			31 dicembre 2006		
	Utile	Azioni numero	Utile per azione	Utile	Azioni numero	Utile per azione
	€ / 000		€	€ / 000		€
Utile netto attribuibile agli azionisti ordinari	125.150			117.059		
Media ponderata delle azioni ordinarie in circolazione al netto della diluizione		291.638.707			284.817.474	
Utile diluito per azione			**0,43**			**0,41**

13. Immobilizzazioni materiali nette

I movimenti intervenuti nella voce in commento sono riportati nella tabella che segue:

	Terreni e fabbricati € / 000	Impianti e macchinari € / 000	Altri € / 000	Totale € / 000
Valore di carico iniziale	127.622	195.343	28.502	351.467
Fondo ammortamento iniziale	(48.231)	(135.855)	(21.098)	(205.184)
Saldo al 31 dicembre 2006	**79.391**	**59.489**	**7.404**	**146.284**
Investimenti	16.563	8.640	4.278	29.481
Disinvestimenti	(2.886)	(19)	(146)	(3.051)
Ammortamenti	(3.595)	(10.623)	(2.508)	(16.726)
Ricassifica a "attività destinate alla vendita"	(529)	(68)		(597)
Altre riclassifiche	235	10	(249)	(3)
Svalutazioni	–	(8)	(11)	(19)
Differenze cambio e altri movimenti	75	291	(315)	50
Saldo al 31 dicembre 2007	**89.254**	**57.710**	**8.453**	**155.418**
Valore di carico finale	133.292	202.830	30.680	366.802
Fondo ammortamento finale	(44.037)	(145.121)	(22.225)	(211.383)

La voce terreni e fabbricati include tra gli investimenti del periodo €14.118 migliaia relativi alla nuova sede a Sesto San Giovanni, investimento iniziato nel 2006; il valore totale capitalizzato di questo progetto è di €15.631 migliaia.

La restante parte riguarda miglioramenti apportati ai fabbricati negli stabilimenti produttivi di Novi Ligure e Crodo.

Gli investimenti in Impianti e macchinari dell'esercizio, pari a €8.640 migliaia, includono principalmente:

gli investimenti effettuati dalla Capogruppo, pari a complessivi €5.686 migliaia, nelle proprie unità produttive; a Canale gli investimenti sono stati pari a €900 migliaia e sono relativi a un progetto di innovazione sulle linee produttive; a Crodo, gli investimenti di €2.182 migliaia hanno riguardato per la maggior parte il trasferimento delle produzioni dallo stabilimento di Sulmona; a Novi Ligure, l'investimento di €2.338 migliaia include miglioramenti sulle linee e macchinari specifici per il *packaging*;

- gli investimenti effettuati da Sella & Mosca S.p.A., pari a complessivi €955 migliaia, sono riferiti a sistemi di raffreddamento per il controllo della fermentazione e ad un impianto per la produzione di acqua calda necessario sulla linea di imbottigliamento del vino;
- gli investimenti di Campari France per €463 migliaia costituito in buona parte da un impianto per la produzione di acqua distillata.

Gli altri investimenti in immobilizzazioni materiali, pari a €4.278 migliaia, sono:

- per €1.182 migliaia relativi a Campari do Brasil Ltda., per la ristrutturazione della nuova sede, per investimenti in hardware e veicoli aziendali;
- per €511 migliaia relativi a Sella & Mosca S.p.A., per l'acquisto di un'incartonatrice e altra impiantistica;
- per €537 migliaia relativi all'acquisto di botti da parte di Glen Grant Distillery Company Ltd. per l'invecchiamento del *whisky*;
- per €621 migliaia investito dalla Capogruppo per attrezzature nei suoi stabilimenti.

I *disinvestimenti* dell'esercizio, pari a €3.051 migliaia, sono interamente riconducibili alla vendita, da parte della controllata brasiliana, della sede di Alphaville, trasferita in un altro immobile in locazione.

Tale vendita ha generato una plusvalenza di €1.417 migliaia inclusa nei proventi non ricorrenti dell'esercizio.

La riclassifica di €597 migliaia a cespiti destinati alla vendita riguarda un fabbricato della Capogruppo a Cinisello Balsamo, adibito a magazzino, ceduto il 27 febbraio del 2008.

Infine, si segnala che, per maggior chiarezza, le immobilizzazioni in corso, per un valore di €18.894 migliaia, sono state incluse nelle relative categorie di appartenenza, rispecchiando la natura dell'investimento.

La tabella che segue mostra la composizione delle immobilizzazioni materiali per titolo di possesso.

	Immobilizzazioni di proprietà € / 000	Immobilizzazioni in *leasing* finanziario € / 000	Totale € / 000
Terreni e fabbricati	66.485	22.769	89.254
Impianti e macchinari	56.462	1.248	57.710
Altri beni	8.376	78	8.454
	131.323	**24.095**	**155.418**

14. Attività biologiche

La voce include attività biologiche composte da viti fruttifere e mature, che sostengono la raccolta di uva per la produzione del vino.

Sella & Mosca S.p.A. è proprietaria di vigneti in Sardegna per circa 600 ettari a nord di Alghero, in Toscana per 90 ettari nel territorio di San Gimignano e in Piemonte, nella zona adiacente ad Alba, per circa 3 ettari.

I vigneti toscani derivano dalla fusione di Teruzzi & Puthod S.r.l. in Sella & Mosca S.p.A. avvenuta nel 2007, mentre i vigneti piemontesi sono stati conferiti dalla Capogruppo alla stessa Sella & Mosca S.p.A. con il ramo d'azienda Enrico Serafino, sempre nel 2007.

Inoltre il Gruppo è proprietario di 73 ettari di vigneti in Francia, a Saint Gilles, tramite Société Civile du Domaine de La Margue.

I movimenti intervenuti nella voce in commento sono riportati nella tabella che segue:

	Attività valutate a *fair value* €/000	Attività valutate al costo €/000	Totale €/000
Valore di carico (o *fair value*) iniziale	1.990	16.681	18.671
Fondo ammortamento iniziale		(3.663)	(3.663)
Saldo al 31 dicembre 2006	**1.990**	**13.018**	**15.008**
Investimenti	401	1.282	1.683
Onere da valutazione a *fair value*	(166)		(166)
Ammortamenti		(627)	(627)
Saldo al 31 dicembre 2007	**2.226**	**13.673**	**15.899**
Valore di carico (o *fair value*) finale	2.226	17.963	20.188
Fondo ammortamento finale		(4.290)	(4.290)

Gli investimenti dell'esercizio, pari a €1.683 migliaia, sono interamente riferibili a nuovi impianti di vigneto e, per €1.423 migliaia si riferiscono alle tenute di Sella & Mosca S.p.A. in Sardegna, di cui €1.302 migliaia per costi di mano d'opera interna capitalizzati.

Per quanto concerne le attività biologiche site in Sardegna, in relazione all'applicazione dello IAS 41, relativo al trattamento contabile di attività biologiche (viti) e prodotti biologici (uva), in considerazione delle peculiarità del territorio in cui opera la stessa, di seguito descritte, si è ritenuto di mantenere il criterio di iscrizione al costo, al netto degli ammortamenti cumulati, in quanto la valutazione al *fair value* (valore equo) richiederebbe la sussistenza dei seguenti presupposti, non presenti nel contesto in cui opera la società:

- l'esistenza di un mercato attivo di prodotti e attività biologiche, che in Sardegna non è tale da essere in grado di assorbire uva e viti nella quantità in oggetto, a causa della mancanza di compratori disponibili e dell'impossibilità di definire possibili prezzi di mercato ove i prodotti o le attività biologiche venissero poste interamente in vendita;
- l'adozione del metodo di valutazione alternativo dei flussi finanziari, non applicabile per l'impossibilità di definire un prezzo attendibile per i prodotti biologici in oggetto, nelle quantità in oggetto, nonché per l'impossibilità di definire o misurare i prevedibili flussi finanziari.

Il tasso di ammortamento utilizzato da Sella & Mosca S.p.A. è del 5%.

Le altre attività biologiche sono valutate al *fair value*, in base alle relazioni di stima dei terreni agrari e dei relativi impianti di vigneto redatte da un perito esperto.

Le attività biologiche non fruttifere al 31 dicembre 2007 ammontano complessivamente a €5.584 migliaia (€7.352 migliaia al 31 dicembre 2006).

In particolare gli impianti di vigneto in preproduzione in Sardegna, ad Alghero, sono iscritti per €5.266 migliaia e si riferiscono a impianti di vigneto reimpiantati principalmente nel 2004, 2005, 2006 e 2007.

I vigneti non produttivi in Toscana hanno un valore di €279 migliaia, e si riferiscono a impianti del 2006 e 2007; di importo meno significativo sono gli impianti in preproduzione in Piemonte, che ammontano a €39 migliaia.

La produzione agricola realizzata nel corso dell'esercizio ammonta a circa 50.760 quintali, in Sardegna e circa 9.762 quintali in Toscana; non vi sono rimanenze di tale produzione a fine esercizio in quanto è stata tutta trasformata.

15. Investimenti immobiliari

Gli investimenti immobiliari includono un terreno, sito nei pressi di Roma, che ne rappresenta il valore maggiore.

Includono, inoltre, per l'ammontare residuo, undici appartamenti e un negozio siti in provincia di Milano, Bergamo e Verbania, nonché due fabbricati rurali, siti nella provincia di Cuneo.

A eccezione di un appartamento locato, tutte le unità immobiliari sono libere.

I movimenti intervenuti nella voce in commento sono riportati nella tabella che segue.

	€ / 000
Saldo al 31 dicembre 2006	**4.017**
Ammortamenti	(3)
Saldo al 31 dicembre 2007	**4.014**

Il valore di iscrizione degli investimenti immobiliari approssima il loro *fair value*.

16. Avviamento e marchi

I movimenti intervenuti nel corso dell'esercizio sono riportati nella tabella che segue.

	Avviamento € / 000	Marchi € / 000	Totale € / 000
Valore di carico iniziale	690.933	125.458	816.391
Impairment iniziale	–	–	–
Saldo al 31 dicembre 2006	**690.933**	**125.458**	**816.391**
Investimenti		29.327	29.327
Differenze cambio e altri movimenti	(33.537)	11	(33.526)
Saldo al 31 dicembre 2007	**657.396**	**154.796**	**812.192**
Valore di carico finale	657.396	154.796	812.192
Impairment finale	–	–	–

Le attività immateriali a vita indefinita sono rappresentate da avviamento e marchi, entrambi derivanti dall'acquisto di imprese.

Da tali attività il Gruppo si attende di ottenere un contributo positivo in termini di *cash flow* per un periodo di tempo indefinito.

L'avviamento e i marchi non sono ammortizzati ma sottoposti a verifica per perdite di valore (*impairment test*).

Le modalità di tale valutazione sono esposte alla successiva nota 17 – *Impairment*.

Gli investimenti di marchi riguardano per €28.117 migliaia il marchio X-Rated acquisito il 1 agosto 2007 e per €1.210 migliaia il marchio Old Smuggler Argentina, perfezionatosi a seguito dell'autorizzazione dell'*antitrust* del 12 marzo 2007.

Le differenze cambio, pari a €33.526 migliaia, sono riconducibili all'adeguamento ai cambi di fine esercizio dell'avviamento di Skyy Spirits, LLC e di Campari do Brasil Ltda.

17. *Impairment*

Il Gruppo verifica la ricuperabilità dell'avviamento e dei marchi iscritti in bilancio (*impairment test*) annualmente o più frequentemente se vi sono indicatori di perdita di valore.

Ai fini della valutazione del test di *impairment*, i valori dell'avviamento e dei marchi sono stati allocati alle rispettive unità (o gruppi di unità) generatrici di flussi finanziari (*cash generating unit*) alla data di riferimento del bilancio.

In particolare si è ricorso ai flussi di cassa generati dai singoli prodotti, o gruppi di prodotti, intesi come marchi del Gruppo.

L'allocazione dei valori di avviamento e marchi alle singole unità è esposta nella seguente tabella.

	31 dicembre 2007		31 dicembre 2006	
	Avviamento	Marchi	Avviamento	Marchi
	€ / 000	€ / 000	€ / 000	€ / 000
Prodotti *ex* Bols	4.612	1.992	4.612	1.992
Ouzo 12	9.976	7.429	9.976	7.429
Cinzano	51.457	772	51.457	772
Dreher e *admix whisky*	69.275	–	64.298	
SKYY	326.963	–	365.477	–
Zedda Piras e Sella & Mosca	57.254	21	57.254	21
Barbero	137.859	–	137.859	
Riccadonna	–	11.300		11.300
Glen Grant e Old Smuggler	–	104.277		103.067
X-Rated		28.117		
Altro	–	888	–	877
	657.395	**154.796**	**690.933**	**125.458**

Le principali ipotesi utilizzate nella determinazione del valore in uso delle *cash generating unit*, ovvero dal valore attuale dei flussi finanziari futuri stimati che si suppone deriveranno da un uso continuativo delle attività, sono relative al tasso di sconto e al tasso di crescita.

In particolare, il Gruppo ha utilizzato tassi di sconto, in un intervallo compreso tra 6% e 11%, che si ritiene riflettano correttamente le valutazioni del mercato, alla data di riferimento della stima, del valore attuale del denaro e i rischi specifici connessi alle singole unità generatrici di cassa.

Le previsioni dei flussi di cassa operativi derivano dai più recenti *budget* e piani predisposti dal Gruppo per i prossimi cinque anni, estrapolati su base decennale sulla base di tassi di crescita di medio / lungo termine, a seconda delle diverse caratteristiche delle attività e comunque non superiori al tasso medio di crescita a lungo termine del mercato in cui opera il Gruppo.

L'utilizzo di un periodo di dieci anni è giustificato dal ciclo di vita dei prodotti rispetto al mercato di riferimento.

Le previsioni dei flussi di cassa si riferiscono a condizioni correnti di esercizio dell'attività, quindi non includono flussi finanziari connessi a eventuali interventi di natura straordinaria.

La composizione delle stime dei flussi finanziari futuri è stata determinata in base a criteri di prudenzialità che considerano costanti in termini di volume le vendite successive all'orizzonte analitico di previsione.

Inoltre, le previsioni si basano su criteri di ragionevolezza e coerenza relativamente all'imputazione delle spese generali future, alla tendenza degli investimenti attesi di capitale, alle condizioni di equilibrio finanziario, nonché alle ipotesi macro-economiche, con particolare riferimento agli incrementi di prezzo dei prodotti, che tengono conto dei tassi di inflazione attesi.

Tutti gli *impairment* test hanno portato a valutazioni che non hanno determinato, nell'esercizio e in quello precedente, perdite permanenti di valore.

18. Attività immateriali a vita definita

I movimenti intervenuti nella voce in commento sono riportati nella tabella che segue:

	Software €/000	Altre €/000	Totale €/000
Valore di carico iniziale	7.422	13.097	20.519
Fondo ammortamento iniziale	(5.081)	(11.322)	(16.403)
Saldo al 31 dicembre 2006	**2.341**	**1.775**	**4.116**
Investimenti	1.922	1.400	3.322
Decrementi	–	(2)	(2)
Ammortamenti del periodo	(1.387)	(634)	(2.020)
Riclassifiche	498	(505)	(7)
Differenze cambio e altri movimenti	(71)	(248)	(319)
Saldo al 31 dicembre 2007	**3.302**	**1.789**	**5.089**
Valore di carico finale	10.951	12.123	23.074
Fondo ammortamento finale	(7.650)	(10.335)	(17.985)

Le attività immateriali a vita definita sono ammortizzate in quote costanti in relazione alla loro vita utile residua.

Gli investimenti dell'esercizio, pari a €3.322 migliaia, sono riconducibili alla Capogruppo per €1.990 migliaia per l'acquisizione di licenze *software* e per l'attività di sviluppo dell'evoluzione del sistema SAP R/3, che include *software* per la gestione del personale, per il processo di consolidamento e per la tracciabilità dei prodotti; per €374 a Campari Deutschland GmbH per il modulo CRM e per altri upgrade di SAP, e l'importo residuo alle altre controllate del Gruppo per investimenti legati a SAP e BW.

19. Altre attività non correnti

La voce risulta così composta:

	31 dicembre 2007 €/000	31 dicembre 2006 €/000
Attività finanziarie per *interest rate swap*	5.736	2.882
Crediti finanziari	104	
Attività finanziarie non correnti	**5.840**	**2.882**
Partecipazioni in altre imprese	302	206
Depositi a garanzia	1.085	1.219
Crediti verso fondi per benefici dipendenti	653	205
Altri crediti non correnti	2.130	3.208
Altre attività non correnti	**4.169**	**4.837**
	10.009	**7.719**

Le attività finanziarie per *interest rate swap* rappresentano il *fair value* della copertura del rischio di interesse relativo al *private placement* di Redfire, Inc.

Per ulteriori informazioni in merito, si rinvia a quanto esposto alla nota 34 - Strumenti finanziari, informazioni integrative.

Le attività finanziarie non correnti sono incluse nella posizione finanziaria netta del Gruppo.

I *crediti verso fondi per benefici ai dipendenti* rappresentano l'eccedenza delle attività a servizio del piano rispetto al valore attuale dell'obbligazione alla fine dell'esercizio.

Per ulteriori informazioni in merito si rinvia a quanto esposto alla nota 28 – *Trattamento di fine rapporto e altri fondi pensione.*

Nell'esercizio precedente, gli *altri crediti* includevano il credito residuo, pari a €2.966 migliaia nei confronti di Core One S.r.l., a cui è stato ceduto nel corso del 2003 l'immobile, sito in Via Filippo Turati, Milano, sede della Capogruppo e di alcune controllate italiane.

Il credito, avente scadenza 30 luglio 2008, è stato riclassificato tra i crediti a breve termine.

Si segnala che è fruttifero di interessi contrattuali allineati alle condizioni di mercato.

Al 31 dicembre 2007, sono stati iscritti ulteriori crediti per €1.929 migliaia da Campari do Brasil Ltda., per la vendita della sede di Alphaville per gli importi che saranno incassati nel 2009 e 2010.

20. Rimanenze

La voce risulta così composta:

	31 dicembre 2007 € / 000	31 dicembre 2006 € / 000
Materie prime, sussidiarie e di consumo	23.644	24.006
Prodotti in corso di lavorazione e semilavorati	71.819	66.129
Prodotti finiti e merci	71.473	79.737
	166.937	**169.872**

La riduzione delle rimanenze, in particolare delle rimanenze di prodotti finiti è connesso con la politica del Gruppo di contenimento del valore degli *stock*, e si è concentrato in particolare sull'Italia e negli Stati Uniti.

Le rimanenze sono esposte al netto del fondo svalutazione relativo, i cui movimenti sono evidenziati nella tabella che segue:

	€ / 000
Saldo al 31 dicembre 2006	**4.176**
Accantonamenti	1.393
Utilizzi	(3.109)
Differenze cambio ed altri movimenti	423
Saldo al 31 dicembre 2007	**2.882**

21. Crediti commerciali e altri crediti

La voce risulta così composta:

	31 dicembre 2007 € / 000	31 dicembre 2006 € / 000
Crediti commerciali verso clienti terzi	249.756	223.014
Crediti commerciali verso società collegate	8.553	6.903
Crediti per contributi attivi su costi promozionali	21.678	27.203
Crediti commerciali	**279.986**	**257.120**

	31 dicembre 2007 € / 000	31 dicembre 2006 € / 000
Anticipi e altri crediti verso fornitori	15.420	17.302
Crediti verso Erario	6.646	9.609
Crediti verso controllante per consolidato fiscale	3.000	
Crediti verso agenti e clienti diversi	1.680	2.312
Risconti attivi	6.103	5.813
Altri	4.292	3.729
Altri crediti	**37.140**	**38.766**

Tutti i crediti sopra esposti sono esigibili entro dodici mesi.

Si ritiene che il valore contabile dei crediti approssimi il loro *fair value.*

I crediti commerciali, pari a €279.986 migliaia al 31 dicembre 2007 e a €257.120 migliaia al 31 dicembre 2006, evidenziano un incremento pari a €22.866 migliaia, correlato all'aumento dei ricavi e sono esposti al netto dei premi di fine anno e dei debiti per costi promozionali: tale rappresentazione è coerente con l'esposizione a conto economico dei ricavi.

Inoltre, la voce è esposta al netto del relativo fondo svalutazione, che riflette l'effettivo rischio di inesigibilità.

Al 31 dicembre 2007 gli anticipi e altri crediti verso fornitori includono l'anticipo, pari a €8.935 migliaia, corrisposto nel 2006 dalla Capogruppo a fronte del contratto di appalto per la progettazione e realizzazione della nuova sede di Sesto San Giovanni.

I crediti verso la controllante per il consolidato fiscale rappresentano il credito di alcune società italiane verso la controllante della Capogruppo, Fincorus S.p.A., a seguito dell'adesione nel 2007 al regime del consolidato fiscale nazionale da parte delle società italiane del Gruppo.

A fronte di tali crediti, il Gruppo espone dei debiti per €20.107 migliaia iscritti tra i debiti fiscali, commentati alla nota 32 – *Debiti per imposte*; pertanto, il debito netto del Gruppo verso la controllante Fincorus S.p.A. è €17.107 migliaia.

Per un approfondimento dei saldi esposti verso parti correlate, si rimanda alla nota 37 – *Parti correlate.*

La voce 'altri' include la riclassifica da non corrente a corrente della parte residua, pari a €2.966 migliaia, del prezzo di vendita dell'immobile di via Turati che la Capogruppo ha ceduto nel 2003.

Inoltre include la parte a breve del credito per la vendita della sede di Alphaville da parte di Campari do Brasil Ltda., pari a €1.274 migliaia.

Nella tabella seguente si riepiloga il dettaglio dei crediti per anzianità; si precisa che nella colonna altri crediti, si riportano i crediti verso agenti e clienti diversi, i crediti finanziari a breve verso le *joint venture* e la voce 'altri' della tabella di cui sopra.

Sono escluse da quest'analisi gli acconti, i crediti fiscali e i risconti attivi.

31 dicembre 2007	Crediti commerciali €/ 000	Altri crediti €/ 000
Non scaduto	221.311	5.785
Scaduto e non svalutato:		
Meno di 30 giorni	14.117	125
30-90 giorni	34.807	138
Entro 1 anno	6.864	(5)
Entro 5 anni	1.434	78
oltre 5 anni	137	-
Totale scaduto e non svalutato	57.359	336
Scaduto e svalutato	6.224	635
Importo svalutazione	(4.907)	(634)
Totale	**279.986**	**6.122**

31 dicembre 2006	Crediti commerciali €/ 000	Altri crediti €/ 000
Non scaduto	201.933	5.587
Scaduto e non svalutato:		
Meno di 30 giorni	11.062	34
30-90 giorni	35.574	92
Entro 1 anno	6.839	107
Entro 5 anni	1.345	117
oltre 5 anni	192	-
Totale scaduto e non svalutato:	55.012	349
Scaduto e svalutato	5.659	105
Importo svalutazione	(5.484)	(105)
Totale	**257.120**	**6.041**

La tabella che segue mostra i movimenti intervenuti nel periodo nel fondo svalutazione crediti:

€/ 000	Fondo svalutazione crediti commerciali	altri crediti
Saldo al 31 dicembre 2006	5.484	104
Accantonamenti	1.170	528
Utilizzi	(1.595)	
Differenze cambio e altri movimenti	(152)	2
Saldo al 31 dicembre 2007	4.907	634

Gli accantonamenti dell'esercizio riguardano, per i crediti commerciali, Campari Italia S.p.A. per €889 migliaia, per sofferenze sui crediti del canale tradizionale, e Sella & Mosca S.p.A. e Sella & Mosca Commerciale S.r.l. per €208 migliaia.

Gli utilizzi dell'esercizio riguardano Campari do Brasil Ltda. per €975 migliaia, Campari Italia S.p.A. per €517 migliaia e la Capogruppo per €93 migliaia.

Per quanto riguarda gli altri crediti, l'accantonamento è stato realizzato da Campari Italia S.p.A. per €498 migliaia a fronte di un recente contenzioso legale, verso un depositario della Società.

Il relativo credito risulta scaduto entro 90 giorni.

22. Crediti finanziari correnti

La voce risulta così composta:

	31 dicembre 2007 € / 000	31 dicembre 2006 € / 000
Titoli	350	1.325
Rateo netto interessi attivi / passivi *swap* su prestiti obbligazionari	126	(84)
Valutazione a *fair value* strumenti di copertura su *private placement*	–	6
Valutazione a *fair value* di contratti *forward*	1.577	1.093
Altre attività e passività finanziarie	2	10
Crediti finanziari a breve verso società collegate e *joint venture*	823	2.499
Altri crediti finanziari correnti	2.529	3.525
Crediti finanziari correnti	2.878	4.849

I titoli includono prevalentemente titoli a breve termine o negoziabili che rappresentano un investimento temporaneo di liquidità, ma non soddisfano tutti i requisiti per essere classificati tra le disponibilità liquide e mezzi equivalenti.

In particolare la voce comprende titoli con scadenza entro 12 mesi.

Gli altri crediti finanziari correnti includono i ratei per interessi attivi maturati sugli strumenti finanziari di copertura dei prestiti obbligazionari e del *private placement.*

Inoltre, la voce comprende il *fair value* delle operazioni di acquisto e vendita a termine di valuta, a copertura di crediti e debiti o di vendite e acquisti futuri.

La variazione di *fair value* relativa alla copertura dei flussi finanziari non ancora realizzati al 31 dicembre 2007 è stata imputata direttamente a patrimonio netto, al netto del relativo effetto fiscale.

Per ulteriori informazioni, si rinvia a quanto esposto in commento della nota 34 - Strumenti finanziari, informazioni integrative.

I crediti finanziari a breve verso *joint venture* includono un finanziamento verso MCS S.c.a.r.l.; si precisa che tale voce attiva non rientra nella posizione finanziaria netta del Gruppo.

Tutti i crediti finanziari correnti sono non scaduti e esigibili entro l'anno.

23. Disponibilità liquide e raccordo con la posizione finanziaria netta

Le disponibilità liquide del Gruppo risultano così composte.

	31 dicembre 2007 € / 000	31 dicembre 2006 € / 000
Conti correnti bancari e cassa	71.548	103.386
Depositi a termine	128.257	135.590
Disponibilità liquide e mezzi equivalenti	**199.805**	**238.975**

Le *disponibilità liquide e mezzi equivalenti* sono costituite da conti correnti bancari e altri depositi bancari esigibili a vista o al massimo entro un periodo di 3 mesi dalla data di bilancio, intrattenuti con primari istituti di credito, remunerati a tassi variabili parametrati al tasso *Libor* per la valuta e il periodo di riferimento.

Includono, inoltre, titoli a pronto smobilizzo, rappresentati da investimenti finanziari a breve termine di alta liquidità, prontamente convertibili in valori di cassa noti, in quanto soggetti a un irrilevante rischio di variazione di valore.

Il raccordo con la posizione finanziaria netta del Gruppo è il seguente:

	31 dicembre 2007 € / 000	31 dicembre 2006 € / 000
Disponibilità liquide e mezzi equivalenti	199.805	238.975
Liquidità (A)	**199.805**	**238.975**
Titoli	350	1.325
Altri crediti finanziari correnti	1.706	1.025
Crediti finanziari correnti (B)	**2.055**	**2.350**
Debiti bancari correnti	(114.375)	(209.273)
Parte corrente dei debiti per *leasing* immobiliare	(3.171)	(3.091)
Parte corrente del *private placement* e prestito obbligazionario	(17.378)	(17.662)
Altri debiti finanziari correnti	(620)	(849)
Indebitamento finanziario corrente (C)	**(135.543)**	**(230.876)**
Posizione finanziaria corrente netta (A + B + C)	**66.317**	**10.449**
Debiti bancari non correnti	(1.782)	(1.184)
Debiti per *leasing* immobiliare	(12.860)	(15.998)
Private placement e prestito obbligazionario	(338.813)	(370.555)
Altri debiti finanziari non correnti	(1.061)	(2.221)
Crediti finanziari non correnti	104	–
Indebitamento finanziario non corrente (D)	**(354.412)**	**(389.958)**
Indebitamento finanziario netto (A + B + C + D)	**(288.095)**	**(379.509)**

Per tutte le informazioni riguardanti le voci che compongono la posizione finanziaria netta al di fuori della liquidità, si rinvia alle note 22 – *Crediti finanziari* e 27 – *Passività finanziarie.*

24. Attività non correnti destinate alla vendita

La voce include gli immobili non strumentali, per i quali la probabilità di vendita è elevata, o esiste un impegno irrevocabile di vendita con un soggetto terzo.

Tali attività, valutate al minore tra il valore netto contabile e il *fair value* al netto dei costi di vendita, sono pari a €2.473 migliaia al 31 dicembre 2007 e a €3.918 migliaia al 31 dicembre 2006.

La variazione dell'esercizio 2007 è riconducibile a:

- la cessione di una parte rilevante del sito produttivo di Termoli, nel quale, a seguito della riorganizzazione industriale iniziata nel 2003, non era più svolta alcuna attività produttiva; il valore di iscrizione al 31 dicembre 2006, pari a €3.340 migliaia, è stato pertanto diminuito di €2.043 a fronte del valore corrispondente alla parte ceduta; non si è registrata alcuna plusvalenza o minusvalenza sulla transazione;
- la riclassifica per €597 migliaia di un magazzino della Capogruppo sito in Cinisello Balsamo, che è stato ceduto nei primi mesi del 2008.

Inoltre, tra le attività non correnti destinate alla vendita permane un immobile già di proprietà di Teruzzi & Puthod S.r.l., ora fusa in Sella & Mosca S.p.A., sito in San Gimignano.

25. Patrimonio netto

Il Gruppo gestisce la struttura del capitale e la modifica in funzione delle variazioni delle condizioni economiche e delle peculiarità di rischio dell'attività sottostante.

Al fine di mantenere o modificare la struttura del capitale, il Gruppo può adeguare i dividendi pagati agli azionisti e emettere nuove azioni.

Coerentemente con altri gruppi operanti nel medesimo settore, il Gruppo effettua il monitoraggio del capitale sulla base del rapporto indebitamento – EBITDA.

L'indebitamento è pari al valore della posizione finanziaria netta del Gruppo; l'EBITDA corrisponde al risultato operativo del Gruppo al lordo degli ammortamenti e degli utili di terzi.

Le informazioni relative alla composizione e alla movimentazione intervenuta nelle voci di patrimonio netto nei periodi considerati sono esposte nel Prospetto delle variazioni di patrimonio netto, cui si rinvia.

Capitale

Al 31 dicembre 2007 il capitale sociale è suddiviso in 290.400.000 azioni ordinarie, del valore nominale unitario di €0,10, interamente versato.

Azioni in circolazione e azioni proprie

La seguente tabella mostra la riconciliazione tra il numero delle azioni in circolazione al 31 dicembre 2007 e negli ultimi due esercizi:

	Numero azioni			Valore nominale		
	31 dicembre 2007	31 dicembre 2006	31 dicembre 2005	31 dicembre 2007 €	31 dicembre 2006 €	31 dicembre 2005 €
Azioni in circolazione all'inizio dell'esercizio	289.049.453	281.356.013	281.048.090	28.904.945	28.135.601	28.104.809
Acquisti a favore del piano di *stock option*	(1.580.268)		(193.800)	(158.027)		(19.380)
Vendite	1.886.361	7.693.440	501.723	188.636	769.344	50.172
Azioni in circolazione alla fine dell'esercizio	289.355.546	289.049.453	281.356.013	28.935.555	28.904.945	28.135.601
Totale azioni proprie possedute	1.044.454	1.350.547	9.043.987	104.445	135.055	904.399
% delle azioni proprie sul capitale sociale	0,4%	0,5%	3,1%			

Nel corso dell'esercizio 2007 sono state vendute 536.361 azioni proprie, per un controvalore di carico di €4.125 migliaia, in occasione dell'esercizio di *stock option;* su tale cessione si è registrata una minusvalenza di €1.991 migliaia.

Inoltre, sono state vendute sul mercato 1.350.000 azioni proprie, per un controvalore di carico di €5.419 migliaia, con realizzo di una plusvalenza di €5.043 migliaia, imputata direttamente a patrimonio netto.

Si informa, inoltre, che nel 2008 non sono state fatte operazioni di acquisti e vendite su azioni proprie.

Dividendi pagati e proposti

I dividendi deliberati e pagati nell'esercizio e in quello precedente e i dividendi sottoposti a approvazione da parte dell'assemblea che approva il bilancio chiuso al 31 dicembre 2007 sono i seguenti:

	Ammontare totale		Dividendo per azione	
	31 dicembre 2007 €/000	31 dicembre 2006 €/000	31 dicembre 2007 (€)	31 dicembre 2006 (€)
Deliberati e pagati durante l'anno su azioni ordinarie	29.040	28.136	0,100	0,100
Dividendi proposti su azioni ordinarie	31.829 (*)	29.040	0,110	0,100

(*) Calcolato sulla base delle azioni in circolazione alla data del Consiglio di amministrazione del 18 marzo 2008.

Altre riserve

La voce risulta così composta.

	Stock option €/000	*Cash flow hedging* €/000	Conversione bilanci in valuta €/000	Totale €/000
Saldo al 31 dicembre 2006	**3.520**	**3.000**	**(10.840)**	**(4.320)**
Costo *stock option* dell'esercizio	2.512			2.512
Utili (perdite) rilevate a conto economico		(939)		(939)
Utili (perdite) rilevate a patrimonio netto		66		66
Riserva *cash flow hedging* rilevata a patrimonio		11.575		11.575
Effetto fiscale rilevato a patrimonio netto		(3.004)		(3.004)
Effetto fiscale rilevato a patrimonio per cambio aliquote fiscali		174		174
Differenze di conversione			(28.135)	(28.135)
Saldo al 31 dicembre 2007	**6.032**	**10.873**	**(38.975)**	**(22.070)**

La riserva per *stock option* rileva l'accantonamento effettuato in contropartita del costo figurativo riconosciuto a conto economico per i diritti d'opzione assegnati, determinato con riferimento al *fair value* del diritto stesso, calcolato applicando il modello *Black-Scholes*.

Per informazioni in merito ai piani di *stock option* del Gruppo, si rinvia a quanto esposto alla nota 33 – *Piano di stock option*.

La riserva per *hedging* accoglie, al netto del relativo effetto fiscale, le movimentazioni relative all'adeguamento al *fair value* degli strumenti finanziari derivati contabilizzati con la metodologia del *cash flow hedging*.

Per ulteriori informazioni, si rinvia a quanto esposto alla nota 34 – *Strumenti finanziari*.

La riserva di conversione accoglie le differenze cambio relative alla conversione dei bilanci espressi in valuta diversa dall'euro delle società controllate.

26. Patrimonio netto di terzi

Il patrimonio netto di pertinenza di terzi, pari a €1.928 migliaia al 31 dicembre 2007 e €1.895 migliaia al 31 dicembre 2006, si riferisce alle seguenti società consolidate con il metodo dell'integrazione globale.

	31 dicembre 2007 % terzi	31 dicembre 2006 % terzi
Quingdao Sella & Mosca Winery Co. Ltd	6,33%	6,33%
O-Dodeca B.V.	25,00%	25,00%

27. Passività finanziarie

Il dettaglio delle passività finanziarie esposte in bilancio è il seguente.

	31 dicembre 2007 € / 000	31 dicembre 2006 € / 000
Passività non correnti		
Prestito obbligazionario	188.354	205.725
Private placement	99.297	116.974
Totale prestiti obbligazionari	**287.651**	**322.699**
Debiti e finanziamenti verso banche	1.782	1.184
Leasing immobiliare	12.860	15.998
Derivati su prestito obbligazionario	56.899	50.738
Altri finanziamenti	1.061	2.222
Altre passività finanziarie non correnti	**72.602**	**70.142**
Passività correnti		
Debiti e finanziamenti verso banche	**114.375**	**209.273**
Private placement, quota a breve	8.378	9.291
Rateo interessi su prestiti obbligazionari	7.253	8.300
Rateo *swap* su interessi prestiti obbligazionari	1.747	78
Leasing immobiliare	3.171	3.091
Passività finanziarie per contratti di copertura	281	–
Passività finanziarie per contratti non di copertura	46	–
Altri finanziamenti	293	843
Altri debiti finanziari	**21.168**	**21.602**

La tabella che segue mostra le principali passività finanziarie del Gruppo, con indicazione del relativo tasso di interesse effettivo e della scadenza.

Si segnala che, per quanto riguarda il tasso di interesse effettivo delle passività oggetto di copertura, il tasso riportato include l'effetto della copertura stessa.

Inoltre i valori delle passività oggetto di copertura è qui esposto al netto del valore del relativo derivato, sia esso attivo o passivo.

	Tasso di interesse effettivo al 31 dicembre 2007	Scadenza	31 dicembre 2007 € / 000	31 dicembre 2006 € / 000
Debiti e finanziamenti verso banche	4,7% su €, 4,80% su US$	2008	116.157	210.457
Private placement	US$ Libor 6 mesi + 60/87*basis point*	2008-2012	101.938	123.383
Prestito obbligazionario	€Libor 6 mesi + 60 *basis point* fisso 4,31% (1)	2015-2018	245.253	256.463
Leasing immobiliare	€Libor a 3 mesi + 60 *basis point*	2008-2012	16.030	19.089
Altri finanziamenti	0.90%	2008-2015	1.355	3.065

(1) Tasso applicato alla parte di prestito obbligazionario coperto da *interest rate swap forward starting*.

Prestito obbligazionario e private placement

Il prestito obbligazionario è il prestito obbligazionario di nominali US$ 300 milioni, collocato dalla Capogruppo sul mercato istituzionale statunitense nel corso del 2003.

L'operazione è stata strutturata in due *tranche* di US$ 100 milioni e di US$ 200 milioni, con scadenze rispettivamente nel 2015 e nel 2018, con rimborso in un'unica soluzione a scadenza (*bullet*).

Le cedole, da pagarsi con cadenza semestrale, sono calcolate in base a un tasso fisso.

Attraverso uno strumento di *cross currency swap* di copertura, la cui scadenza coincide con quella del prestito coperto, si è provveduto a sterilizzare i rischi relativi alle fluttuazioni dei tassi di cambio del Dollaro USA, dei tassi di interesse e a modificare il profilo di tasso fisso denominato in Dollari USA a tasso variabile su Euro.

Il Gruppo ha in essere degli *interest rate swap forward starting*, i quali comporteranno il pagamento del tasso fisso al 4,25% e al 4,36% rispettivamente su sottostanti di US$ 50 milioni (scadenza 2015) e US$ 150 milioni (scadenza 2018) a partire dal mese di luglio 2008.

Le variazioni registrate sul valore esposto del prestito obbligazionario si riferiscono unicamente a valorizzazioni delle coperture e dei relativi effetti sul prestito.

Per un'analisi di queste variazioni si rinvia a quanto esposto alla nota 34 – *Strumenti finanziari, informazioni integrative*.

Il *private placement* include il debito relativo al prestito di nominali US$ 170 milioni, collocato da Redfire, Inc. sul mercato istituzionale statunitense nel corso del 2002.

L'operazione è stata strutturata in tre *tranche* di US$ 20 milioni, US$ 50 milioni e di US$ 100 milioni, con scadenze rispettivamente nel 2009 (vita media 5 anni), nel 2012 (vita media 7,5 anni) e nel 2012 (*bullet*).

Le cedole, da pagarsi con cadenza semestrale, sono calcolate in base ad un tasso fisso.

Attraverso uno strumento di *interest rate swap* di copertura, la cui scadenza coincide con quella del prestito coperto, si è provveduto modificare il profilo del tasso da fisso a variabile sui nozionali in US$.

Le variazioni del valore esposto del *private placement* includono la quota rimborsata nel corso del 2007 (US$ 12.333 migliaia), nonché le valorizzazioni della copertura e dei relativi effetti sul prestito.

Per un'analisi di queste variazioni si rinvia a quanto esposto alla nota 34 – *Strumenti finanziari, informazioni integrative*.

Debiti verso banche

Al 31 dicembre 2007 la quota non corrente dei debiti verso banche include, il debito residuo di due finanziamenti bancari a medio-lungo termine di Société Civile du Domaine de La Margue e Koutsikos Distilleries S.A., pari, rispettivamente, a €473 migliaia e a €600 migliaia.

Inoltre, la voce include per €709 migliaia un finanziamento ricevuto da Sella & Mosca S.p.A., assistito da ipoteche su terreni e fabbricati e da privilegi su impianti e macchinari.

La quota corrente dei debiti verso le banche, pari a €114.375 migliaia (€209.273 migliaia al 31 dicembre 2006), è riconducibile, oltre alla quota scadente entro dodici mesi dei finanziamenti sopra indicati, alle linee di credito a breve termine e altri finanziamenti utilizzati principalmente dalla Capogruppo e da Redfire, Inc. e dalle controllate greche.

La riduzione dei crediti correnti verso le banche è connessa all'ottimizzazione delle disponibilità liquide del Gruppo, anche in base alla buona generazione di cassa nel corso dell'esercizio, che ha consentito la chiusura di alcune linee di finanziamento a breve termine.

Leasing

I debiti per *leasing* si riferiscono al *leasing* finanziario posto in essere dalla Capogruppo nel 2004, con scadenza 2012, e riguardante il complesso immobiliare di Novi Ligure.

Altri finanziamenti

La voce include un contratto di finanziamento di pertinenza della Capogruppo intrattenuto con il Ministero dell'Industria, il cui rimborso è previsto in 10 rate annuali a partire da febbraio 2006.

Passività finanziarie per contratti forward

Al 31 dicembre 2007 la voce è riconducibile al *fair value* di contratti di acquisto e vendita a termine di valuta.

Di questo valore, €281 migliaia si riferisce a contratti definiti di copertura.

Una parte è relativa alla copertura dei flussi finanziari non ancora realizzati ed è stata imputata direttamente a patrimonio netto, al netto del relativo effetto fiscale.

Si rimanda per maggiori dettagli alla nota 34 – Strumenti finanziari, informazioni integrative.

28. Trattamento di fine rapporto e altri fondi pensione

Le società del Gruppo garantiscono benefici successivi al rapporto di lavoro per i propri dipendenti sia direttamente, sia contribuendo a fondi esterni.

La modalità secondo cui questi benefici sono garantiti varia a seconda delle condizioni legali, fiscali e economiche di ogni paese in cui il Gruppo opera.

Le società del Gruppo garantiscono benefici successivi al rapporto di lavoro attraverso piani a contribuzione definita e/o piani a benefici definiti.

In presenza di piani a contribuzione definita, le società del Gruppo versano i contributi a istituti assicurativi pubblici o privati sulla base di un obbligo di legge o contrattuale, oppure su base volontaria.

Con il pagamento di detti contributi le società adempiono a tutti i loro obblighi.

A fine esercizio gli eventuali debiti per contributi da versare sono inclusi nella voce Altre passività correnti; il costo di competenza dell'esercizio è rilevato per destinazione a conto economico.

I piani a benefici definiti possono essere non finanziati (*unfunded*) o possono essere interamente o parzialmente finanziati (*funded*) dai contributi versati dall'impresa, e talvolta dai suoi dipendenti, a una società o fondo, giuridicamente distinto dall'impresa che eroga i benefici ai dipendenti.

Per il Gruppo i piani a benefici definiti sono principalmente rappresentanti dal trattamento di fine rapporto ("TFR") spettante ai dipendenti delle società italiane.

A seguito della riforma dell'istituto del trattamento di fine rapporto, introdotta dal 1 gennaio 2007, per le società con almeno cinquanta dipendenti, sono intervenute sostanziali modifiche nei diversi elementi di valutazione, ai fini del corretto recepimento del principio contabile internazionale di riferimento.

Per effetto della riforma della previdenza complementare, le quote di TFR maturate fino al 31 dicembre 2006 rimangono in azienda; diversamente, le quote di TFR maturande a partire dal 1 gennaio 2007 devono, a scelta del dipendente, essere destinate a forme di previdenza complementare, ovvero essere mantenute in azienda, la quale provvederà a trasferire le quote di TFR al Fondo di Tesoreria istituito presso l'INPS.

Di conseguenza, la quota di TFR maturata fino al 31 dicembre 2006 continua a essere classificata come *piano a benefici definiti*, mantenendo i criteri di valutazione attuariale, per esprimere il valore attuale del beneficio, erogabile al termine del rapporto di lavoro, che i dipendenti hanno maturato alla data del 31 dicembre 2006.

Invece, le quote di TFR maturate dal 1 gennaio 2007 vengono classificate come *piani a contribuzione definita*.

L'effetto di tale variazione strutturale determina la rilevazione del *curtailment*, il cui effetto contabile, coerentemente con il metodo di contabilizzazione scelto precedentemente, è totalmente iscritto a conto economico.

Infine, poiché le società italiane assolvono mediante il pagamento di contributi a un entità separata (un fondo), senza ulteriori obblighi, l'impresa iscrive per competenza le quote di contribuzione al fondo, a fronte delle prestazioni di lavoro dei dipendenti, senza provvedere ad alcun calcolo attuariale.

Poiché alla data di chiusura del bilancio le quote contributive in oggetto sono già state pagate dalla Società, nessuna passività è iscritta in bilancio.

Per la parte di TFR considerata piano a benefici definiti, si tratta di piano *unfunded* che, pertanto, non ha attività al proprio servizio.

Inoltre, alcune società del Gruppo hanno alcuni piani della stessa tipologia verso dipendenti o *ex* dipendenti.

Tali piani beneficiano di attività al loro servizio.

La passività relativa ai piani a benefici definiti del Gruppo, determinata su base attuariale con il metodo della "proiezione unitaria del credito", è iscritta in bilancio, al netto del *fair value* delle eventuali attività a servizio del piano.

Nel caso in cui il *fair value* delle attività a servizio del piano ecceda il valore dell'obbligazione per benefici successivi al rapporto di lavoro e il Gruppo abbia il diritto al rimborso o il diritto a ridurre la sua futura contribuzione al piano, tale eccedenza è rilevata come un'attività non corrente secondo i criteri stabiliti dallo IAS 19.

La tabella che segue mostra l'ammontare del trattamento di fine rapporto negli ultimi quattro esercizi.

TFR	31 dicembre 2007 €/ 000	31 dicembre 2006 €/ 000	31 dicembre 2005 €/ 000	31 dicembre 2004 €/ 000
Obbligazioni a benefici definiti	11.565	12.631	12.534	13.534

La tabella che segue mostra l'ammontare degli altri piani a benefici definiti, finanziati da attività asservite al piano stesso negli ultimi quattro esercizi.

Altri piani	31 dicembre 2007 €/ 000	31 dicembre 2006 €/ 000	31 dicembre 2005 €/ 000	31 dicembre 2004 €/ 000
Obbligazioni a benefici definiti	3.337	2.405	1.754	1.690
Attività a servizio del piano (–)	(3.898)	(2.610)	(1.165)	(1.055)
Eccedenza (*deficit*) del piano	561	205	(589)	(635)

La tabella che segue mostra i componenti del costo netto dei piani a benefici definiti rilevato a conto economico negli esercizi 2007 e 2006.

Costo netto del beneficio	TFR		Altri piani	
	2007 €/ 000	2006 €/ 000	2007 €/ 000	2006 €/ 000
Costo per le prestazioni di lavoro corrente	112	2.275		
Oneri finanziari sulle obbligazioni	440	447	101	(95)
Ricavo atteso sulle attività del piano			(96)	
(Utili) perdite attuariali netti	(29)	(255)	(91)	105
Effetto di *curtailment*	72			
	595	**2.468**	**(86)**	**10**

La tabella che segue mostra le variazioni intervenute nel valore attuale dell'obbligazione per benefici definiti nel corso degli esercizi 2007 e 2006.

Variazioni nel valore attuale delle obbligazioni	TFR		Altri piani	
	31 dicembre 2007 €/ 000	31 dicembre 2006 €/ 000	31 dicembre 2007 €/ 000	31 dicembre 2006 €/ 000
Valore attuale al 1 gennaio	12.631	12.534	2.406	1.754
Costo delle prestazioni di lavoro corrente	112	2.275	–	(124)
Benefici pagati	(1.759)	(2.510)	(200)	(95)
Oneri finanziari sulle obbligazioni	440	447	101	105
Utili (perdite) attuariali sulle obbligazioni	(29)	(255)	(91)	765
Curtailment	72			
Altre variazioni	98	139	1.121	
Valore attuale al 31 dicembre	**11.565**	**12.631**	**3.336**	**2.406**
Attività a servizio dei piani portate a diretta diminuzione dell'obbligazione			(3.245)	(2.405)
Trattamento di fine rapporto e altri fondi pensione	**11.565**	**12.631**	**92**	**1**

La tabella che segue mostra le variazioni del *fair value* delle attività a servizio dei piani a benefici definiti intervenute nel corso degli esercizi 2006 e 2005.

Attività a servizio dei piani	31 dicembre 2007 €/ 000	31 dicembre 2006 €/ 000	31 dicembre 2005 €/ 000
Valore attuale al 1 gennaio	2.610	1.165	1.055
Rendimento atteso	96		
Contributi del datore di lavoro	336	1.070	
Contributi dei partecipanti al piano	59	357	
Benefici pagati	(75)		(100)
Estinzioni (*settlements*)			
Utili (perdite) attuariali sulle obbligazioni		18	210
Altre variazioni	873		
Valore attuale al 31 dicembre	**3.898**	**2.610**	**1.165**
Attività a servizio dei piani portate a diretta diminuzione dell'obbligazione	(3.245)	(2.405)	(1.072)
Crediti verso fondi per benefici dipendenti	**653**	**205**	**93**

Le obbligazioni derivanti dai piani sopra descritti sono calcolati sulla base delle seguenti ipotesi attuariali.

Principali ipotesi attuariali	TFR			Altri piani		
	31 dicembre 2007	31 dicembre 2006	31 dicembre 2005	31 dicembre 2007	31 dicembre 2006	31 dicembre 2005
Tasso di sconto	4,5%	4,0%	4,0%	4,5%	4,5%	4,0%
Futuri incrementi salariali	3,0%	3,0%	3,0%			
Futuri incrementi delle pensioni	1,3%	1,3%	1,2%	1,5%	1,5%	1,5%
Tasso di rendimento atteso delle attività a servizio del piano				4,0%	4,0%	4,0%
Tasso di rotazione del personale	5,0%	5,0%	5,0%			
Tasso di inflazione	2,0%	1,5%	2,0%			

I tassi relativi ai costi dell'assistenza sanitaria non entrano nelle ipotesi usate nel determinare le obbligazioni di cui sopra; pertanto eventuali variazioni degli stessi non produrrebbero alcun effetto.

Sulla base delle informazioni a disposizione al momento di preparazione del bilancio, la miglior stima dei contributi che il Gruppo prevede di pagare ai piani a benefici definiti nel 2008 ammonta a circa €0,2 milioni.

29. Fondi rischi

La tabella che segue mostra i movimenti intervenuti nella voce nel periodo in esame:

	Fondo imposte €/ 000	Fondo ristrutturazioni industriali €/ 000	Fondo indennità suppletiva clientela €/ 000	Altri €/ 000	Totale €/ 000
Saldo al 1 gennaio 2007	646	5.587	1.064	3.633	10.930
Accantonamenti	3.020	–	200	862	4.082
Utilizzi	(253)	(845)	(88)	(1.675)	(2.861)
Rilasci	12	(1.234)	(105)	79	(1.247)
Differenze cambio e altri movimenti	31	–	–	102	134
Saldo al 31 dicembre 2007	**3.456**	**3.508**	**1.071**	**3.002**	**11.038**
di cui esborso previsto:					
entro 12 mesi		3.509		1.494	5.003
oltre 12 mesi	3.456		1.071	1.508	6.036

Il fondo imposte, per quanto riguarda gli accantonamenti dell'esercizio, si riferisce per €2.140 migliaia a Campari Italia S.p.A. e per €880 migliaia alla Capogruppo.

Per quanto riguarda quest'ultima, la Società ha ritenuto di accantonare tale importo a fronte di probabili passività di natura fiscale, a seguito di una verifica avvenuta nel corso del 2006 e proseguita nei primi mesi del 2007, per i periodi d'imposta 2004 e 2005.

Per quanto riguarda Campari Italia S.p.A., la società ha ritenuto di accantonare l'importo di cui sopra a fronte di probabili passività di natura fiscale, a seguito di una verifica avvenuta nel corso del 2006 e proseguita nei primi mesi del 2007, per i periodi d'imposta 2003, 2004 e 2005.

Le rettifiche traggono origine da una serie di rilievi principalmente afferenti gli accordi commerciali e la relativa definizione degli investimenti promozionali con la clientela.

Il Fondo ristrutturazioni industriali include l'accantonamento effettuato dalla Capogruppo a fronte del programma di ristrutturazione dei siti industriali del Gruppo.

Nel 2006, erano stati stanziati gli oneri diretti da sostenere a fronte del programma di interruzione dell'attività produttiva nello stabilimento di Sulmona.

Nel corso del 2007 ne è stata finalizzata la chiusura e sono quindi state avviate le procedure di cassa integrazione e di sostegno al personale dipendente in uscita, che si sono rivelate meno onerose di quanto previsto in fase di accantonamento nel 2006.

Di conseguenza, è stata stornata la parte di fondo risultante eccedente la stimata passività futura.

Peraltro gli utilizzi accolgono altresì gli oneri già sostenuti negli ultimi mesi dell'anno.

Il Fondo indennità suppletiva clientela accoglie la stima della passività probabile da sostenere per l'erogazione dell'indennità spettante agli agenti successivamente alla fine del rapporto, tenendo conto di tutte le variabili in grado di incidere sul suo ammontare.

Tale importo è stato, inoltre, attualizzato sulla base di un adeguato tasso.

Al 31 dicembre 2007 gli altri fondi includono la stima della passività per cause legali diverse e per gli oneri a fronte di transazioni con il personale.

Inoltre accoglie, per quanto riguarda Campari Italia S.p.A., i costi derivanti da contratti già in essere con la clientela, il cui ammontare è definito sulla base di transazioni perfezionate nei primi mesi del 2008, nonché rettifiche alle vendite per omessi sconti, differenze prezzo, resi sulle vendite fatturate nell'anno 2007, per le quali non è possibile determinare in modo certo e oggettivo l'ammontare e la loro manifestazione, alla chiusura del presente bilancio.

Inoltre, è in essere un contenzioso con l'Amministrazione Finanziaria brasiliana, che ha contestato a Campari do Brasil Ltda., in relazione all'IPI (imposta di fabbricazione), la corretta classificazione dei prodotti commercializzati, accertando maggiori imposte e sanzioni per complessivi Real Brasiliani 96,9 milioni (pari a €37,1 milioni).

La società ha intrapreso le opportune azioni per contestare integralmente la suddetta pretesa, avvalendosi di noti professionisti locali e, in base ai pareri da questi espressi, si è ritenuto non sussistano i presupposti per effettuare un apposito accantonamento.

Pertanto, nel bilancio al 31 dicembre 2007 non è stato accantonato alcun fondo a tale titolo.

30. Debiti verso fornitori e altre passività correnti

La voce risulta così composta:

	31 dicembre 2007 € / 000	31 dicembre 2006 € / 000
Debiti commerciali verso fornitori terzi	153.290	160.493
Debiti commerciali verso società collegate	3.262	1.414
Debiti verso fornitori	**156.552**	**161.907**
Personale	18.728	16.237
Agenti	4.395	4.824
Risconti passivi	4.689	3.958
Risconti plusvalenze realizzate	3.296	4.119
Debiti per contributi ricevuti non ancora certi	1.011	2.188
Altri	7.317	5.001
Altre passività correnti	**39.436**	**36.326**

La voce Risconti plusvalenze realizzate è riconducibile alla rettifica della plusvalenza realizzata dalla Capogruppo per la vendita dell'immobile, sito a Milano, Via Filippo Turati, e tiene conto dei futuri oneri attesi.

Il debito per contributi ricevuti non ancora certi si riferisce agli anticipi incassati da Sella & Mosca S.p.A. a fronte del piano della Regione Sardegna POR per investimenti in corso di realizzazione e a contributi ricevuti su impianti di vigneto in fase di pre-produzione.

Solo in seguito al collaudo degli impianti stessi i contributi potranno assumere carattere di certezza e saranno imputati a conto economico in base alla vita utile degli impianti stessi.

Il dettaglio degli incassi è evidenziato nel paragrafo successivo.

Di seguito si riporta lo scadenziario dei debiti fornitori e di alcune voci delle altre passività correnti, in particolare i debiti verso agenti e la voce "altri" della tabella di cui sopra.

31 dicembre 2007	A vista €/000	Entro 1 anno €/000	Da 1 a 2 anni €/000	Da 3 a 5 anni €/000	Più di 5 anni €/000	Totale €/000
Debiti fornitori	17.545	138.985	21	-	-	156.552
Altri debiti	183	11.166	362	-	-	11.712
Totale	**17.728**	**150.152**	**383**	-	-	**168.263**

31 dicembre 2006	A vista €/000	Entro 1 anno €/000	Da 1 a 2 anni €/000	Da 3 a 5 anni €/000	Più di 5 anni €/000	Totale €/000
Debiti fornitori	25.372	136.533	2	-	-	161.907
Altri debiti	630	9.050	146	-	-	9.825
Totale	**26.002**	**145.583**	**147**	-	-	**171.732**

31. Contributi in conto capitale

La tabella che segue mostra la movimentazione intervenuta negli esercizi in rassegna dei risconti passivi relativi a contributi in conto capitale.

Come spiegato nel paragrafo precedente, in alcuni casi i contributi incassati non hanno ancora assunto carattere di certezza; pertanto, in tali casi viene iscritto un debito a fronte del contributo incassato.

Nel momento in cui questi contributi diventano certi, essi sono classificati tra i risconti e sono quindi imputati a conto economico in base alla vita utile degli impianti stessi.

La movimentazione che segue traccia pertanto per maggiore chiarezza le movimentazioni intervenute sia nei debiti che nei risconti.

31 dicembre 2007	Debiti per anticipi €/000	Risconti passivi €/000
Saldo al 1 gennaio 2007	2.188	2.795
Incassi dell'esercizio	639	11
Contributi aventi assunto carattere di certezza	(1.524)	1.524
Riconosciuti a conto economico		(671)
Altre variazioni		138
Saldo al 31 dicembre 2007	**1.303**	**3.797**

31 dicembre 2006	Debiti per anticipi €/000	Risconti passivi €/000
Saldo al 1 gennaio 2006	2.166	2.154
Incassi dell'esercizio	336	562
Contributi aventi assunto carattere di certezza	(313)	313
Riconosciuti a conto economico		(234)
Saldo al 31 dicembre 2006	**2.189**	**2.795**

Gli incassi ricevuti nell'esercizio si riferiscono a Sella & Mosca S.p.A. a fronte del piano della Regione Sardegna (POR) su impianti a vigneto in fase di pre-produzione.

32. Debiti per imposte

La voce risulta così composta.

	31 dicembre 2007 € / 000	31 dicembre 2006 € / 000
Imposte sul reddito	7.572	10.384
Debiti verso controllante per consolidato fiscale	20.107	
Imposta sul valore aggiunto	7.115	3.824
Imposta di fabbricazione sull'alcool	17.022	10.557
Ritenute e tasse diverse	2.777	1.933
	54.592	**26.699**

Nel corso del 2007 le società italiane del Gruppo hanno scelto l'opzione del regime del consolidato fiscale nazionale, disciplinato dagli articoli 117 e ss. T.U.I.R., per gli esercizi 2007, 2008 e 2009.

Pertanto, i crediti e debiti fiscali per imposte sul reddito delle singole società italiane vengono iscritti verso la controllante della Capogruppo, Fincorus S.p.A.

Il debito al 31 dicembre 2007 di alcune controllate italiane, al netto del credito di €3.000 migliaia della Capogruppo e di altre controllate, rappresenta il debito netto del Gruppo nei confronti della controllante Fincorus ed è pari a €17.107 migliaia.

Per un approfondimento dei saldi esposti verso parti correlate, si rimanda alla nota 37 – *Parti correlate*.

Il debito per imposte sul reddito è esposto al netto degli acconti versati e delle ritenute subite.

I debiti in questione sono tutti scadenti entro 12 mesi.

33. Piano di *stock option*

In osservanza alla deliberazione Consob 11971 del 14 maggio 1999 e successive modifiche e della comunicazione Consob 11508 del 15 febbraio 2000, di seguito si riportano le informazioni relative al piano di *stock option* (il "Piano") deliberato dal Consiglio di Amministrazione di Davide Campari-Milano S.p.A. del 15 maggio 2001, che ha recepito il piano quadro per la disciplina generale delle *stock option* per il Gruppo Campari approvato dall'Assemblea degli azionisti del 2 maggio 2001.

Scopo dell'offerta è di offrire ai beneficiari, che nell'ambito del Gruppo ricoprono posizioni di particolare rilevanza, la possibilità di partecipare al capitale di Davide Campari-Milano S.p.A., per allineare i loro interessi a quelli degli azionisti e per fidelizzarli in vista degli importanti obiettivi strategici da realizzare.

I destinatari del piano sono soggetti legati da un rapporto di lavoro dipendente, amministratori e/o soggetti che rendono abitualmente prestazioni d'opera a favore di una o più società del Gruppo, così come individuati dal Consiglio di Amministrazione di Davide Campari-Milano S.p.A., che alla data di delibera del piano e sino al momento della assegnazione delle azioni siano stati ininterrottamente dipendenti e/o amministratori di una delle società del Gruppo.

Il regolamento del Piano di *stock option* non prevede prestiti o altre agevolazioni per la sottoscrizione delle azioni ai sensi dell'articolo 2358, 3° comma, cod. civ.

Il Consiglio di Amministrazione ha la facoltà di predisporre i regolamenti, scegliere i beneficiari, determinare quantità e valori per l'esecuzione dei piani di *stock option*; inoltre, Davide Campari-Milano S.p.A. si riserva il diritto insindacabile di modificare il Piano e il Regolamento laddove ciò si rendesse necessario o anche solo opportuno a seguito di modificazioni della normativa vigente o a seguito di altre ragioni oggettive che ne consiglino la modificazione.

La prima assegnazione dei diritti, effettuata nel luglio del 2001, era incondizionata e prevedeva la possibilità di esercizio dal giorno successivo alla scadenza del piano, ovvero il 30 giugno 2006.

Tali opzioni sono state interamente esercitate nel luglio del 2006.

Nel corso del 2004 e del 2005 sono state deliberate ulteriori 4 attribuzioni di *stock option*, anch'esse disciplinate dal piano quadro approvato dall'assemblea degli azionisti il 2 maggio 2001; tali attribuzioni prevedono la possibilità di esercizio per un periodo di 30 giorni dal giorno successivo alla scadenza delle opzioni assegnate nel 2004, ovvero il 30 giugno 2009, mentre sono previste delle finestre comprese nel periodo novembre 2009-novembre 2011 per le assegnazioni del 2005; il prezzo di sottoscrizione delle azioni è pari al prezzo medio ponderato di borsa del mese precedente al giorno in cui le opzioni sono state attribuite.

Nel corso del 2006 sono state deliberate nuove attribuzioni di *stock option*, con possibilità di esercizio in alcune finestre mensili nel periodo compreso tra luglio 2011 e luglio 2013.

Nel 2007 sono state deliberate nuove attribuzioni di stock option con possibilità di esercizio di 4 finestre mensili negli esercizi tra febbraio 2012 e agosto 2014. Il numero di diritti concessi è stato di 1.266.890, per l'acquisto di altrettante azioni a un prezzo medio di assegnazione di €7,74, pari alla media ponderata del prezzo di borsa del mese precedente al giorno in cui le opzioni sono state attribuite.

Le società italiane hanno identificato l'evento per il riconoscimento della passività per contributi sociali come il momento di esercizio dell'opzione da parte del dipendente.

Pertanto la passività per contributi è calcolata e iscritta in bilancio al momento dell'esercizio dell'opzione da parte del dipendente stesso.

La tabella che segue mostra l'evoluzione dei piani di *stock option* nei periodi considerati.

	31 dicembre 2007		31 dicembre 2006	
	numero di azioni	Prezzo medio di assegnazione/ esercizio (€)	numero di azioni	Prezzo medio di assegnazione/ esercizio (€)
Diritti esistenti all'inizio del periodo	11.951.311	5,84	12.074.197	3,72
Diritti concessi nel periodo	1.266.890	7,74	5.570.554	7,64
(Diritti annullati nel periodo)	(1.634.720)	6,53	–	–
(Diritti esercitati nel periodo) (*)	(536.361)	3,98	(5.693.440)	3,10
(Diritti scaduti nel periodo)	–	–	–	–
Diritti esistenti alla fine del periodo	11.047.120	5,38	11.951.311	5,84
di cui esercitabili alla fine del periodo	–	–	–	–

(*) il prezzo medio di mercato alla data di esercizio è di €8,41 nel 2007 (€8,10 nel 2006).

La vita media residua delle opzioni esistenti al 31 dicembre 2007 è di 3,18 anni (3,6 anni al 31 dicembre 2006).

L'intervallo dei valori dei prezzi di esercizio di queste opzioni, diviso in intervalli annuali delle assegnazioni, è il seguente:

	Prezzo medio di esercizio (€)
Assegnazioni 2004	3,99
Assegnazioni 2005	6,20
Assegnazioni 2006	7,66
Assegnazioni 2007	7,74

Il *fair value* medio delle opzioni concesse durante l'esercizio 2007 è di €1,89 (€2,37 nel 2006).

Il *fair value* delle *stock option è* rappresentato dal valore dell'opzione determinato applicando il modello *Black-Scholes*, che tiene conto delle condizioni di esercizio del diritto, del valore corrente dell'azione, della volatilità attesa e del tasso privo di rischio.

La volatilità è stata stimata con l'ausilio dei dati forniti da un *provider* di informazioni di mercato, condivisi con un primario istituto di credito, e corrisponde alla volatilità registrata nei 365 giorni precedenti l'assegnazione del piano.

Questa stima è dovuta al fatto che non esiste una volatilità storica di durata pari al periodo del piano in oggetto.

Le ipotesi assunte per la valutazione del *fair value* delle opzioni emesse nel 2007 sono le seguenti:

	2007
Dividendi attesi (€)	1,10
Volatilità attesa (%)	17%
Volatilità storica (%)	15%
Tasso di interesse di mercato	4,52%
Vita attesa opzioni (anni)	5
Prezzo di esercizio (€)	7,74

Davide Campari-Milano S.p.A. possiede azioni proprie da destinarsi al piano di *stock option*.

La tabella che segue mostra la movimentazione di tali azioni nei periodi considerati:

	Numero azioni proprie		Prezzo di acquisto (€)	
	2007	2006	2007	2006
Saldo al 1 gennaio	**1.350.547**	**9.043.987**	**5.422.370**	**29.289.471**
Acquisti	1.580.268	–	11.132.207	–
Vendite	(1.886.361)	(7.693.440)	(9.544.825)	(23.867.101)
Saldo al 31 dicembre	**1.044.454**	**1.350.547**	**7.009.752**	**5.422.370**
% sul capitale sociale	0,360%	0,465%		

34. Strumenti finanziari - informazioni integrative

Di seguito si espone il valore al quale sono rilevate le singole categorie di attività e passività finanziarie detenute dal Gruppo.

31 dicembre 2007 € / 000	Finanziamenti e crediti	Passività finanziarie al costo ammortizzato	Attività e passività valutate al *fair value* con variazioni a conto economico	Derivati di copertura
Disponibilità liquide e mezzi equivalenti	199.805			
Crediti finanziari correnti	1.175			
Altre attività finanziarie non correnti	104			
Crediti commerciali	279.986			
Altri crediti	37.140			
Debiti verso banche		(116.157)		
Debiti per *leasing* immobiliare		(16.030)		
Prestito obbligazionario		(188.354)		
Private placement		(107.675)		
Ratei su prestiti obbligazionari		(7.253)		
Altre passività finanziarie		(1.355)		
Debiti commerciali		(156.552)		
Altri debiti		(39.436)		
Attività non correnti per derivati di copertura				5.736
Attività correnti per derivati di copertura				1.704
Passività non correnti per derivati di copertura				(56.899)
Passività correnti per derivati di copertura				(2.028)
Passività per derivati non di copertura			(46)	
Totale	**518.210**	**(632.811)**	**(46)**	**(51.487)**

31 dicembre 2006 € / 000	Finanziamenti e crediti	Passività finanziarie al costo ammortizzato	Attività e passività valutate al *fair value* con variazioni a conto economico	Derivati di copertura
Disponibilità liquide e mezzi equivalenti	238.975			
Crediti finanziari correnti	3.834			
Crediti commerciali	257.120			
Altri crediti	38.766			
Debiti verso banche		(210.457)		
Debiti per *leasing* immobiliare		(19.089)		
Prestito obbligazionario		(205.725)		
Private placement		(126.265)		
Ratei su prestiti obbligazionari		(8.378)		
Altre passività finanziarie		(3.065)		
Debiti commerciali		(161.907)		
Altri debiti		(36.326)		
Attività non correnti per derivati di copertura				2.882
Attività correnti per derivati di copertura				1.015
Passività non correnti per derivati di copertura				(50.738)
Totale	**538.695**	**(771.211)**		**(46.841)**

Si precisa che nella categoria "attività e passività valutate a *fair value* con variazioni a conto economico", il Gruppo ha iscritto nel 2007 alcuni contratti di acquisto e vendita *forward* a copertura di operazioni in valuta che tuttavia non si qualificano come operazioni di copertura ai sensi della definizione dello IAS 39 - *Strumenti finanziari: rilevazione e valutazione.*

Fair value delle attività e passività finanziarie

Si espone di seguito un raffronto per ogni classe di attività e passività finanziaria, tra il *fair value* della categoria e il corrispondente valore in bilancio.

Il metodo usato nella determinazione del *fair value* è stato il seguente:

- per le attività e passività finanziarie che sono liquide o hanno una scadenza molto prossima, si suppone che il valore contabile approssimi il valore equo; questa ipotesi si applica anche per i depositi a termine, i titoli a pronto smobilizzo e gli strumenti finanziari a tasso variabile;
- per la valutazione del *fair value* degli strumenti di copertura si è ricorso all'utilizzo di modelli di valutazione utilizzando parametri di mercato;
- il *fair value* dei debiti finanziari non correnti è stato ottenuto mediante l'attualizzazione di tutti i flussi finanziari residui, ai tassi in essere alla fine dell'esercizio.
- per quanto riguarda le poste commerciali e di altri crediti e debiti, il *fair value* è pari al valore contabile; non vengono pertanto esposti nella tabella sottostante.

	valore di bilancio		*fair value*	
	31 dicembre 2007 € / 000	31 dicembre 2006 € / 000	31 dicembre 2007 € / 000	31 dicembre 2006 € / 000
Disponibilità liquide e mezzi equivalenti	199.805	238.975	199.805	238.975
Rateo interessi su *swap* su *private placement*	126		126	
Attività per altri derivati di copertura	1.577	1.093	1.577	1.093
Altri crediti finanziari correnti	1.175	3.829	1.175	3.829
Attività per derivato su *private placement*	5.736	2.888	5.736	2.888
Altre attività finanziarie non correnti	104		104	
Attività finanziarie	**208.523**	**246.785**	**208.523**	**246.785**
Debiti verso banche	116.157	210.457	116.157	210.457
Debiti per *leasing* immobiliare	16.030	19.089	16.522	19.089
Prestito obbligazionario	188.354	205.725	178.175	205.725
Private placement	107.675	126.265	107.004	126.265
Rateo interessi su prestiti obbligazionari	9.000	8.455	9.000	8.455
Passività per derivato su prestito obbligazionario	56.899	50.738	56.899	50.738
Passività per altri derivati di copertura	281		281	
Passività per altri derivati non di copertura	46		46	
Altri finanziamenti	1.355	3.065	1.355	3.065
Passività finanziarie	**495.796**	**623.794**	**485.437**	**623.794**

Attività di copertura

Il Gruppo ha in essere diversi strumenti derivati, a copertura sia del valore equo degli strumenti sottostanti che dei flussi di cassa.

Nella tabella sottostante si espone il *fair value* di questi strumenti derivati, rilevati come attività o passività, e i loro valori nozionali.

Si precisa che il valore nozionale indica il volume delle transazioni ancora in essere e non è indicativo né di rischio di mercato né di rischio di credito.

	31 dicembre 2007		31 dicembre 2006	
	Attività € / 000	Passività € / 000	Attività € / 000	Passività € / 000
Derivati a copertura di valore equo				
Interest rate swap su *private placement*	5.736		2.888	
Interest rate e *currency swap* su prestito obbligazionario		(70.772)		(53.912)
Ratei su *swap private placement* e prestito obbligazionario	126	(1.747)	(84)	
Contratti a termine sui cambi	419		192	
	6.281	**(72.519)**	**2.996**	**(53.912)**
Derivati a copertura di flussi di cassa				
Interest rate swap su prestito obbligazionario		13.873		3.174
Contratti a termine sui cambi per operazioni future	1.158	(281)	901	
	1.158	**13.592**	**901**	**3.174**
Derivati non di copertura		(46)		
Totale derivati	**7.440**	**(58.972)**	**3.897**	**(50.738)**

Derivati a copertura del fair value

Il Gruppo ha in essere i seguenti contratti, che soddisfano la definizione di strumenti di copertura in base a quanto richiesto dallo IAS 39.

• *Interest rate swap e cross currency swap* su debito obbligazionario e *private placement*

Alla data del presente bilancio sono in essere un *interest rate swap* di complessivi nozionali US$ 149,7 milioni sul *private placement* di Redfire, Inc. e un *cross currency swap* sui cambi di complessivi nozionali US$ 300 milioni sul prestito obbligazionario della Capogruppo.

Tali strumenti hanno le medesime scadenze dei debiti sottostanti.

L'*interest rate swap* sul *private placement* e il *cross currency swap* sul prestito obbligazionario della Capogruppo sono valutati a *fair value* e le relative variazioni sono rilevate a conto economico; avendo stabilito l'efficacia delle operazioni di copertura, l'utile o la perdita sull'elemento coperto attribuibile al rischio coperto rettifica il valore contabile del debito sottostante e viene rilevato anch'esso immediatamente nel conto economico.

La variazione del *fair value* di detti strumenti rilevata a conto economico dell'esercizio 2007 è negativa per €12.982 migliaia.

L'utile registrato sullo strumento coperto è pari a €13.749 migliaia.

Inoltre, al 31 dicembre 2007 il *cross currency swap* della Capogruppo ha un *fair value* negativo di €70.772 migliaia, esposto tra le passività finanziarie non correnti, mentre *l'interest rate swap* di Redfire, Inc. ha un *fair value* positivo pari a €5.736 migliaia, esposto tra le attività finanziarie non correnti.

• *Copertura di debiti e crediti in valuta*

Campari International S.A.M. al 31 dicembre 2007 ha in essere contratti *forward* su crediti e debiti in valuta diversa dall'€ esistenti in bilancio a tale data.

I contratti sono stati negoziati in modo tale da farne coincidere le scadenze con i flussi in entrata e in uscita derivanti dalle vendite e acquisti nelle singole valute.

Il *fair value* dei contratti alla data di bilancio è iscritto tra le attività finanziarie correnti, per €419 migliaia.

Si riepilogano di seguito complessivamente gli utili e le perdite su strumenti di copertura e su strumenti coperti per quanto riguarda le coperture di *fair value* del Gruppo.

	31 dicembre 2007 € / 000	31 dicembre 2006 € / 000
Utili sullo strumento di copertura	3.877	351
Perdite sullo strumento di copertura	(16.859)	(27.325)
Totale utili (perdite) su strumento di copertura	**(12.982)**	**(26.974)**
Utili sullo strumento coperto	17.502	27.797
Perdite sullo strumento coperto	(3.753)	(349)
Totale utili (perdite) su strumento coperto	**13.749**	**27.449**

Derivati a copertura dei flussi finanziari

Il Gruppo ha in essere i seguenti contratti che consentono una copertura dei propri flussi finanziari.

- *Interest rate swap (forward starting) su debito obbligazionario*

Il Gruppo ha in essere degli *interest rate swap forward starting*, i quali comporteranno il pagamento del tasso fisso al 4,25% e al 4,36% rispettivamente su sottostanti di US$ 50 milioni (scadenza 2015) e US$ 150 milioni (scadenza 2018) a partire dal mese di luglio 2008.

Pertanto, una parte dei flussi di interesse sui prestiti obbligazionari in US$ con scadenza 2015 e 2018 saranno coperti dal mese di luglio 2008 sino alla loro scadenza dall'insieme di *cross currency interest rate swap* e *interest rate swap* classificabile come relazione di copertura dei flussi finanziari.

Il valore dell'attività iscritta in bilancio al 31 dicembre 2007 è di €13.873 migliaia e ha avuto come contropartita un'apposita riserva di patrimonio netto, avendo la copertura soddisfatto i requisiti di efficacia.

Nell'esercizio, un utile non realizzato di €10.699 migliaia è stato rilevato nella riserva stessa, unitamente al correlato effetto fiscale differito pari a €2.942 migliaia.

Di seguito si riporta uno scadenziario indicante, al 31 dicembre 2007, i periodi in cui i flussi di cassa relativi alla parte coperta del debito sono attesi; si precisa che i flussi riguardano solo gli interessi e non sono stati attualizzati.

31 dicembre 2007	entro l'anno € / 000	1-5 anni € / 000	oltre 5 anni € / 000	totale € / 000
Flussi di cassa in uscita	3.816	24.754	32.719	61.289

31 dicembre 2006	entro l'anno € / 000	1-5 anni € / 000	oltre 5 anni € / 000	totale € / 000
Flussi di cassa in uscita	–	24.191	43.489	67.680

- *Copertura di vendite e acquisti futuri in valuta*

Al 31 dicembre 2007, il Gruppo detiene contratti a termine sui cambi, designati come strumenti di copertura sulle vendite e acquisti futuri attesi in base alle proprie stime di vendita e acquisti 2008, che saranno altamente probabili.

I contratti sono stati negoziati in modo tale da farne coincidere le scadenze con le previsioni dei flussi in entrata e in uscita derivanti dalle vendite e acquisti nelle singole valute.

Le principali valute coperte risultano essere il Dollaro USA, per un importo nominale di US$ 11,3 milioni, lo Yen Giapponese per JPY 1,3 milioni e la Corona Svedese per SEK 3,2 milioni.

La copertura ha soddisfatto i requisiti di efficacia e un utile non realizzato di €815 migliaia è stato sospeso nelle riserve di patrimonio netto al netto delle relative imposte differite.

La manifestazione di tali flussi di cassa avverrà interamente nel 2008.

Di seguito si riportano i movimenti complessivi della riserva di *cash flow hedging* e delle imposte differite ad essa connesse.

31 dicembre 2007	Importo lordo €/000	Effetto fiscale €/000	Importo netto €/000
Saldo iniziale	4.113	–1.113	3.000
Rilevato a conto economico nell'esercizio	–939	66	–873
Rilevato a patrimonio nell'esercizio	11.575	–3.004	8.572
Rilevato a patrimonio nell'esercizio per variazione aliquote fiscali		174	174
Importo riserva 31 dicembre	**14.749**	**–3.876**	**10.873**
Inefficacia rilevata a conto economico	–29		–29

31 dicembre 2006	Importo lordo €/000	Effetto fiscale €/000	Importo netto €/000
Saldo iniziale	–192	15	–177
Rilevato a conto economico nell'esercizio	192	–15	177
Rilevato a patrimonio nell'esercizio	4.047	–1.113	2.934
Importo riserva 31 dicembre	**4.047**	**–1.113**	**2.934**
Inefficacia rilevata a conto economico	–25		–25

35. Natura e entità dei rischi derivanti dagli strumenti finanziari

I principali strumenti finanziari del Gruppo includono conti correnti e depositi a breve, passività finanziarie verso banche a breve e lungo termine, *leasing* finanziari e prestiti obbligazionari.

L'obiettivo è quello di finanziare l'attività operativa del Gruppo.

Oltre a ciò, il Gruppo ha crediti e debiti commerciali derivanti dalla propria attività.

I principali rischi finanziari a cui si espone il Gruppo sono quelli di mercato (valuta e tasso di interesse), di credito e di liquidità; di seguito si espone una descrizione di questi rischi e le modalità di gestione degli stessi.

Per fronteggiare tali rischi, il Gruppo fa ricorso a strumenti derivati, principalmente *interest rate swap, cross currency swap* e contratti *forward* per la copertura dei rischi di tasso di interesse e di cambio.

Rischio di credito

Per quanto riguarda le transazioni commerciali, il Gruppo opera con controparti di dimensioni medie e elevate (grande distribuzione, distributori nazionali e internazionali) in relazione alle quali sono effettuati preventivamente controlli di merito creditizio.

Inoltre, le condizioni commerciali concesse inizialmente sono particolarmente restrittive.

In seguito, ogni società attua una procedura di valutazione e controllo del proprio portafoglio clienti.

Le perdite su crediti storicamente registrate sono molto basse in rapporto al fatturato e non richiedono apposite coperture e/o assicurazioni.

L'importo massimo del rischio alla data del bilancio è pari al valore contabile delle attività finanziarie per crediti commerciali.

Le transazioni finanziarie sono effettuate con primarie istituzioni nazionali e internazionali, tutte dotate di un elevato *rating*; che limitano il rischio di insolvenza della controparte.

L'importo massimo del rischio alla data del bilancio è pari al valore contabile di queste attività.

Rischio di liquidità

L'elevata capacità di generare cassa tramite le proprie attività operative consente al Gruppo di ridurre al minimo il rischio di liquidità, inteso come difficoltà a reperire fondi per far fronte al regolamento delle proprie passività finanziarie.

La presente tabella riepiloga il profilo per scadenza delle passività finanziarie al 31 dicembre 2007 basato sugli obblighi contrattuali di rimborso, inclusi gli interessi, non attualizzati.

Per quanto riguarda i debiti commerciali e le altre passività, si rimanda alla nota 30 – Debiti verso fornitori e altre passività correnti.

31 dicembre 2007	A vista € / 000	Entro 1 anno € / 000	Da 1 a 2 anni € / 000	Da 3 a 5 anni € / 000	Più di 5 anni € / 000	Totale € / 000
Debiti e finanziamenti verso banche		114.695	925	518	623	116.761
Prestito obbligazionario		9.232	9.232	18.463	254.972	291.899
Passività per derivati su prestito obbligazionario		3.259	1.551	4.207	68.800	77.817
Private placement		14.589	14.086	26.970	75.970	131.615
Leasing immobiliare		3.494	3.494	6.988	3.036	17.012
Altri debiti finanziari		196	196	392	785	1.569
Totale passività finanziarie	**–**	**145.465**	**29.484**	**57.538**	**404.186**	**636.673**
Attività per derivato su *private placement*		(2.178)	(2.768)	(3.048)	(424)	(8.418)
Passività finanziarie al netto delle attività di copertura	**–**	**143.287**	**26.715**	**54.491**	**403.762**	**628.255**

31 dicembre 2006	A vista € / 000	Entro 1 anno € / 000	Da 1 a 2 anni € / 000	Da 3 a 5 anni € / 000	Più di 5 anni € / 000	Totale € / 000
Debiti e finanziamenti verso banche		209.396	117	799	423	210.735
Prestito obbligazionario		10.319	10.319	20.638	295.319	336.595
Passività per derivati su prestito obbligazionario		1.838	2.172	1.362	39.907	45.279
Private placement		16.870	16.308	31.013	99.795	163.986
Leasing immobiliare		3.494	3.494	6.988	6.530	20.506
Altri debiti finanziari		1.362	404	777	1.521	4.064
Totale passività finanziarie	**–**	**243.279**	**32.814**	**61.577**	**443.494**	**781.163**
Attività per derivato su *private placement*		(584)	(2.435)	(5.180)	(1.795)	(9.993)
Passività finanziarie al netto delle attività di copertura	**–**	**242.695**	**30.379**	**56.397**	**441.700**	**771.170**

I debiti finanziari del Gruppo, ad eccezione dei debiti non correnti che hanno scadenze fisse non prorogabili, sono rappresentati da debiti bancari a breve.

Il Gruppo, tramite la propria liquidità e la forte gestione di cassa derivante dalla propria attività operativa ha sufficienti risorse per potere affrontare gli impegni finanziari nelle scadenze prestabilite.

Inoltre vi sono linee di crediti non utilizzate che possono coprire eventuali aumenti nei fabbisogni di liquidità.

Rischi di mercato

• Rischio di tasso di interesse

Il Gruppo è esposto al rischio di oscillazione dei tassi sulle proprie attività finanziarie, sui debiti e prestiti bancari a breve termine e sui contratti di *leasing* a lungo termine.

Tra le passività finanziarie a lungo termine, alcuni finanziamenti ottenuti da Sella & Mosca S.p.A. e Zedda Piras S.p.A. e un finanziamento minore della Capogruppo sono regolate a tassi fissi.

Il prestito obbligazionario della Capogruppo e il *private placement* di Redfire, Inc., originariamente a tasso fisso, sono stati riportati a un tasso variabile su nozionali rispettivamente in Euro e in Dollaro USA, per cogliere le opportunità offerte dai contenuti tassi di interesse esistenti sul mercato negli ultimi anni.

Tuttavia, anticipando l'innalzamento dei tassi di interesse, nei primi mesi del 2006 parte del debito obbligazionario della Capogruppo è stato riportato a tasso fisso tramite l'utilizzo di più derivati a partire dal mese di luglio 2008.

Analisi di sensitività

La seguente tabella mostra gli effetti sul conto economico del Gruppo alla sensitività di una possibile variazione nei tassi di interesse, mantenendo costante tutte le altre variabili.

Un valore negativo nella tabella riflette una potenziale riduzione netta dell'utile e del patrimonio, mentre un valore positivo riflette un potenziale incremento netto.

Le ipotesi assunte in termini di una variazione ragionevolmente possibile dei tassi sono basate su un'analisi dell'andamento degli stessi alla data di bilancio.

Gli effetti sul conto economico sono gli effetti di un intero esercizio nell'ipotesi di variazione dei tassi, calcolati sulle attività finanziarie del Gruppo e sulle passività finanziarie a tasso variabile.

Per quanto riguarda le passività finanziarie a tasso fisso coperte da *interest rate swap*, la variazione dell'attività compensa la variazione del debito sottostante, con effetto praticamente nullo a conto economico.

Inoltre sono inclusi gli effetti netto imposte degli effetti di conto economico descritti sopra.

31 dicembre 2007		Conto economico	
	Incremento / decremento dei tassi di interesse in punti percentuali	Aumento tassi interesse € / 000	Diminuzione tassi di interesse €/ 000
Euro	+ / – 11 *basis point*	–11	11
Dollaro	+ /– 68 *basis point*	513	–513
Altre valute	+/–16 *basis point* su CHF Libor, +/– 47 *basis point* su GBP Libor, +/–136 *basis point* su R$ Libor	301	–301
Effetto totale		802	–802

31 dicembre 2006		Conto economico	
	Incremento / decremento dei tassi di interesse in punti percentuali	Aumento tassi interesse € / 000	Diminuzione tassi di interesse €/ 000
Euro	+ /– 50 *basis point*	–44	44
Dollaro	+/– 50 *basis point*	–77	77
Altre valute	+/– 38 *basis point* su CHF Libor, +/– 69 *basis point* su GBP Libor, +/–100 *basis point* su R$ Libor	217	–217
Effetto totale		97	–97

• Rischio di cambio

La crescita dell'attività internazionale del Gruppo ha portato ad un aumento delle vendite realizzate sui mercati non appartenenti all'area Euro, che rappresentano il 38,3% delle vendite nette del Gruppo del 2007.

Tuttavia, la presenza di strutture stabili del Gruppo in paesi quali Stati Uniti, Brasile e Svizzera consente una parziale copertura di questo rischio, dato che sia i costi che i ricavi sono denominati nella medesima valuta; inoltre per quanto riguarda gli Stati Uniti, parte dei flussi derivanti dalla gestione caratteristica sono impiegati per ripagare il *private placement* denominato in Dollari USA in essere localmente e acceso per far fronte alle acquisizioni di alcune società.

Pertanto l'esposizione a operazioni in valuta generata da vendite e acquisti in valute diverse da quelle funzionali rappresenta unicamente il 4% circa delle vendite consolidate nel 2007.

Per quanto riguarda queste operazioni, la *policy* del Gruppo prevede il controllo di tale rischio mediante il ricorso a vendite o acquisti *forward*.

Inoltre, la Capogruppo ha in essere un prestito obbligazionario in valuta USD, il cui rischio di cambio è stato coperto mediante un *cross currency swap*.

Analisi di sensitività

La seguente tabella mostra gli effetti del conto economico del Gruppo alla sensitività di una possibile variazione nei tassi di cambio contro l'Euro, mantenendo costante tutte le altre variabili.

Si precisa che quest'analisi non include l'effetto sul bilancio consolidato della conversione dei bilanci delle controllate denominati in valuta estera a seguito di una possibile variazione dei tassi di cambio.

Un valore negativo nella tabella riflette una potenziale riduzione netta dell'utile e del patrimonio, mentre un valore positivo riflette un potenziale incremento netto.

Le ipotesi assunte in termini di una variazione ragionevolmente possibile dei tassi sono basate su un'analisi delle previsioni attese dalle agenzie di informazioni finanziarie alla data di bilancio.

Gli effetti sul conto economico riguardano la variazione del *fair value* di attività e passività monetarie detenute in valuta diversa dalla valuta funzionale.

Le tipologie di operazioni che rientrano in questa analisi sono le seguenti: il prestito obbligazionario della Capogruppo, denominato in Dollari USA e le operazioni di acquisto e vendita in valuta diversa dalla valuta funzionale delle società.

Il primo risulta coperto da *cross currency swap*, e le altre operazioni sono coperte da contratti *forward*; di conseguenza in entrambi i casi una variazione dei tassi di cambio comporterebbe una pari variazione del *fair value* della copertura e dell'elemento coperto con effetto nullo a conto economico.

Gli effetti sul patrimonio netto sono dati da variazioni nel *fair value* dell'*interest rate swap* della Capogruppo e dei contratti *forward* su operazioni future, strumenti usati come copertura dei flussi di cassa.

Inoltre sono inclusi gli effetti netto imposte differite degli impatti di conto economico descritti sopra.

31 dicembre 2007		Conto economico		Patrimonio netto	
	variazione del tasso di cambio in %	Aumento tassi di cambio € / 000	Diminuzione tassi di cambio € / 000	Aumento tassi di cambio € / 000	Diminuzione tassi di cambio € / 000
US$	+/–11%	–	–	–532	664
Altre valute	+/–2%	–	–	–106	110
Effetto totale	–	–	–	–638	774

31 dicembre 2006		Conto economico		Patrimonio netto	
	variazione del tasso di cambio in %	Aumento tassi di cambio € / 000	Diminuzione tassi di cambio € / 000	Aumento tassi di cambio € / 000	Diminuzione tassi di cambio € / 000
US$	+/–13%	–	–	–749	973
Altre valute	+/–5%	–	–	–432	478
Effetto totale	–	–	–	1.181	1.451

36. Impegni e rischi

Di seguito sono illustrati i principali impegni e rischi del Gruppo Campari alla data di riferimento del bilancio.

Leasing operativo non annullabile - Gruppo Campari come locatario

La tabella che segue mostra, suddivisi per scadenza, gli importi dovuti dal Gruppo negli esercizi futuri per contratti di *leasing* operativi su beni mobili:

Pagamenti minimi futuri per *leasing* operativo	31 dicembre 2007 € / 000	31 dicembre 2006 € / 000
Entro un anno	3.023	2.681
Tra uno e cinque anni	4.439	4.364
Oltre cinque anni	–	–

L'importo esposto in tabella è riconducile a locazioni di automobili, *computer* e macchine elettroniche diverse; sono esclusi gli affitti di fabbricati e uffici.

Leasing finanziario non annullabile - Gruppo Campari come locatario

L'impegno relativo al contratto di *leasing* finanziario relativo al complesso immobiliare di Novi Ligure, stipulato dalla Capogruppo nel corso del 2003, prevede i seguenti pagamenti minimi futuri; si espone inoltre il raccordo tra questi e il loro valore attuale.

***Leasing* finanziario**	31 dicembre 2007		31 dicembre 2006	
	Pagamenti minimi futuri € / 000	Valore attuale dei pagamenti futuri € / 000	Pagamenti minimi futuri € / 000	Valore attuale dei pagamenti futuri € / 000
Entro un anno	3.171	3.557	3.067	3.539
Tra uno e cinque anni	12.860	13.523	15.959	17.016
Oltre cinque anni	–	–	–	–
Totale pagamenti minimi	16.030	17.080	19.026	20.555
Oneri finanziari	1.049		1.529	
Valore attuale dei pagamenti minimi futuri	**17.080**	**17.080**	**20.555**	**20.555**

Impegni contrattuali in essere per l'acquisto di immobili, impianti e macchinari

Tali impegni ammontano a €29,4 milioni, di cui €27,3 scadenti entro l'esercizio.

Gli impegni si riferiscono per circa 25 milioni alla Capogruppo, in buona parte riferiti alla nuova sede di Sesto San Giovanni.

Altri impegni

Gli altri impegni assunti dal Gruppo per acquisti di beni o servizi riguardano principalmente:

- acquisti di materie prime riferibili a vino e uve per la produzione dei vini e spumanti Cinzano; si tratta di contratti pluriennali stipulati direttamente con i conferenti degli stessi, conformemente a quanto previsto dall'accordo dei produttori di Moscato d'Asti;
- acquisti di materie prime riferibili a abbigliaggi, materiali di consumo e *packaging*;

- impegni per locazioni riferibili a canoni passivi, pari a €8,2 milioni, relativi al contratto di affitto stipulato della Capogruppo e Core One S.r.l. per l'immobile sito in Via Filippo Turati a Milano, sede della Società e di alcune controllate italiane;
- contratti di sponsorizzazione.

Restrizioni sulla titolarità e proprietà di immobili, impianti e macchinari impegnati a garanzia di passività

Il Gruppo ha in essere alcuni finanziamenti, per un importo residuo di €896 migliaia, assistiti da ipoteche su terreni e fabbricati e da privilegi su macchinari e impianti.

L'importo originario di queste garanzie era pari a €5,3 milioni.

Altre garanzie

Il Gruppo ha emesso altre forme di garanzia verso terzi rappresentate da fideiussioni a dogane per accise per €31,8 milioni al 31 dicembre 2006 (€49,7 milioni al 31 dicembre 2006) e altre garanzie per €3,7 milioni (€5,9 milioni al 31 dicembre 2006).

37. Informativa su parti correlate

Davide Campari-Milano S.p.A. è controllata da Alicros S.p.A. (con la quale il Gruppo non ha effettuato transazioni), che risulta a sua volta controllata da Fincorus S.p.A.

Nel corso del 2007, Fincorus S.p.A., Davide Campari-Milano S.p.A. e le sue controllate italiane, hanno aderito all'opzione per il consolidato fiscale nazionale per il triennio 2007 - 2009, laddove viene prevista la determinazione, in capo a Fincorus S.p.A., di un'unica base imponibile per il Gruppo di imprese che vi partecipano.

A seguito di tale opzione, e in presenza di specifici accordi contrattuali che prevedono la cessione dei crediti e debiti IRES al valore nominale, al 31 dicembre 2007 il Gruppo ha un debito netto nei confronti di Fincorus S.p.A. pari a €17.107 migliaia.

I rapporti con società collegate e *joint venture* fanno parte dell'ordinaria gestione e sono regolati a condizioni di mercato e cioè alle condizioni che si sarebbero applicate fra due parti indipendenti, o di criteri che consentono il recupero dei costi sostenuti e la remunerazione dei capitali investiti.

Tutte le operazioni poste in essere con parti correlate sono state compiute nell'interesse del Gruppo.

In ossequio a quanto richiesto dalla Comunicazione Consob 6064293 del 28 luglio 2006, la tabella che segue mostra gli ammontari dei rapporti di natura commerciale e finanziaria posti in essere con le parti correlate:

31 dicembre 2007	Crediti commerciali € / 000	Debiti commerciali € / 000	Crediti finanziari € / 000	Crediti e debiti fiscali € / 000	Altri € / 000
Fior Brands Ltd.	1.485	(269)	67		-
International Marques V.o.f.	1.330	(358)	-		-
M.C.S. S.c.a.r.l.	2.340	(769)	756		14
SUMMA S.L.	3.397	(1.865)	-		-
Fincorus S.p.A.	-	-	-	(17.107)	
	8.553	**(3.262)**	**823**	**(17.107)**	**14**
Incidenza % sulla relativa voce di bilancio	3%	2%	2%	38%	0%

31 dicembre 2006	Crediti commerciali €/000	Debiti commerciali €/000	Crediti finanziari €/000	Crediti e debiti fiscali €/000	Altri €/000
Fior Brands Ltd.	1.318	(448)	1.492	–	9
International Marques V.o.f.	719	(164)	–	–	
M.C.S. S.c.a.r.l.	2.285	(482)	1.008	–	5
SUMMA S.L.	2.581	(321)	–	–	
	6.903	**(1.415)**	**2.499**	–	**14**
Incidenza % sulla relativa voce di bilancio	3%	1%	6%		0%

31 dicembre 2007	Vendita merci €/000	Contributi promozionali €/000	Altri proventi e oneri €/000	Proventi finanziari €/000	Risultati delle *joint venture* €/000
Fior Brands Ltd.	1.609	(1.028)	(252)	90	(614)
International Marques V.o.f.	3.675	(1.806)	14	–	107
M.C.S. S.c.a.r.l.	7.167	(2.367)	49	38	200
SUMMA S.L.	7.076	(4.067)	24	–	3
Fincorus S.p.A.	–	–		–	–
	19.527	**(9.268)**	**(165)**	**128**	**(303)**
Incidenza % sulla relativa voce di bilancio	2%	5%		1%	

31 dicembre 2006	Vendita merci €/000	Contributi promozionali €/000	Altri proventi e oneri €/000	Proventi finanziari €/000	Risultati delle *joint venture* €/000
Fior Brands Ltd.	3.426	(1.573)	50	68	2
International Marques V.o.f.	3.603	(1.334)	(96)	–	69
M.C.S. S.c.a.r.l.	6.996	(2.422)	(1)	37	110
SUMMA S.L.	6.977	(2.877)	(370)	–	3
	21.002	**(8.206)**	**(417)**	**105**	**184**
Incidenza % sulla relativa voce di bilancio	2%	5%		1%	

I finanziamenti in essere riguardano un finanziamento a MCS S.c.a.r.l. di €756 migliaia al 31 dicembre 2007 e un finanziamento a Fior Brands Ltd. in corso di estinzione, per un ammontare residuo di €67 migliaia, entrambi erogati da Campari Finance Teoranta.

Questi finanziamenti generano interessi ad un tasso variabile Euribor 3 mesi + 25 *basis point*.

Le retribuzioni degli amministratori della Capogruppo, qualificati come dirigenti del Gruppo a responsabilità strategica, sono state le seguenti:

	31 dicembre 2007 €/000	31 dicembre 2006 €/000
Benefici a breve termine	5.647	4.650
Benefici a contribuzione definita	39	18
Stock option	823	366
	6.509	**5.034**

38. Dipendenti

Le tabelle che seguono mostrano il numero medio dei dipendenti in forza al Gruppo, suddiviso, rispettivamente, per settore di attività, categoria e area geografica:

per area	31 dicembre 2007	31 dicembre 2006
Produzione	686	721
Vendita e distribuzione	593	570
Generale	310	314
Totale	**1.589**	**1.605**

per categoria	31 dicembre 2007	31 dicembre 2006
Dirigenti	96	100
Impiegati	918	885
Operai	575	620
Totale	**1.589**	**1.605**

per area geografica	31 dicembre 2007	31 dicembre 2006
Italia	859	898
Estero	730	707
Totale	**1.589**	**1.605**

39. Eventi successivi alla chiusura dell'esercizio

Cessioni di immobili

Il 27 febbraio 2008 la Capogruppo ha finalizzato la vendita del fabbricato a uso industriale e degli impianti direttamente afferenti, sito a Cinisello Balsamo, per un valore complessivo di €6.650 migliaia, generando una plusvalenza di €6.052 migliaia, iscritta nel 2008.

L'immobile, destinato a magazzino di prodotti finiti alcolici fino a febbraio 2008, era stato oggetto di un contratto preliminare di vendita già nel novembre 2007, e quindi conseguentemente riclassificato nel presente bilancio tra le attività non correnti destinate alla vendita, al relativo valore netto d'iscrizione in bilancio pari a €598 migliaia.

Inoltre, nei primi mesi del 2008 sono stati finalizzati altresì i contratti preliminari di vendita di ulteriori due porzioni dell'area di Termoli, destinata a unità produttiva della Società fino al 2003, per un valore complessivo pari a €370 migliaia.

Una parte dell'area di Termoli, la più rilevante per dimensione e valore, è già stata ceduta nel corso del 2007, come precedentemente commentato.

L'intero impianto era già stato oggetto di *impairment* nel corso del 2006, e contestualmente riclassificato nelle attività non correnti destinate alla vendita, al presunto valore di mercato.

Milano, 18 marzo 2008

Il Presidente del Consiglio di Amministrazione
Luca Garavoglia

Attestazione del Bilancio consolidato ai sensi dell'articolo 81-*ter* del Regolamento Consob n. 11971 del 14 maggio 1999 e successive modifiche e integrazioni

1. I sottoscritti Robert Kunze-Concewitz, Stefano Saccardi, in qualità di Amministratori Delegati e Paolo Marchesini in qualità di Amministratore Delegato e Dirigente preposto alla redazione dei documenti contabili societari di Davide Campari-Milano S.p.A. attestano, tenuto anche conto di quanto previsto dall'art. 154-*bis*, commi 3 e 4, del decreto legislativo 24 febbraio 1998, n. 58:

• l'adeguatezza in relazione alle caratteristiche dell'impresa e
• l'effettiva applicazione,
delle procedure amministrative e contabili per la formazione del bilancio consolidato, nel corso dell'esercizio 2007.

2. Si attesta, inoltre, che il bilancio consolidato al 31 dicembre 2007:
a) corrisponde alle risultanze dei libri e delle scritture contabili;
b) redatto in conformità agli International Financial Reporting Standards adottati dalla Commissione Europea secondo la procedura di cui all'art. 6 del Regolamento (CE) 1606/02 del Parlamento Europeo e del Consiglio del 19 luglio 2002, a quanto consta, è idoneo a fornire una rappresentazione veritiera e corretta della situazione patrimoniale, economica e finanziaria dell'emittente e dell'insieme delle imprese incluse nel consolidamento.

Milano, 18 marzo 2008

Amministratore Delegato
Robert Kunze-Concewitz

Amministratore Delegato
Stefano Saccardi

Dirigente preposto alla redazione
dei documenti contabili societari
e Amministratore Delegato
Paolo Marchesini

RELAZIONE DELLA SOCIETÀ DI REVISIONE

ERNST & YOUNG

Reconta Ernst & Young S.p.A.
Via della Chiusa, 2
20123 Milano

Tel. (+39) 02 722121
Fax (+39) 02 72212037
www.ey.com

Relazione della società di revisione
ai sensi dell'art. 156 del D. Lgs. 24.2.1998, n. 58

Agli Azionisti
della Davide Campari - Milano S.p.A.

1. Abbiamo svolto la revisione contabile del bilancio consolidato, costituito dallo stato patrimoniale, dal conto economico, dal prospetto dei movimenti del patrimonio netto, dal rendiconto finanziario e dalle relative note al bilancio, della Davide Campari - Milano S.p.A. e sue controllate ("Gruppo Campari"), chiuso al 31 dicembre 2007. La responsabilità della redazione del bilancio compete agli amministratori della Davide Campari – Milano S.p.A.. E' nostra la responsabilità del giudizio professionale espresso sul bilancio e basato sulla revisione contabile.

2. Il nostro esame è stato condotto secondo i principi e i criteri per la revisione contabile raccomandati dalla CONSOB. In conformità ai predetti principi e criteri, la revisione è stata pianificata e svolta al fine di acquisire ogni elemento necessario per accertare se il bilancio consolidato sia viziato da errori significativi e se risulti, nel suo complesso, attendibile. Il procedimento di revisione comprende l'esame, sulla base di verifiche a campione, degli elementi probativi a supporto dei saldi e delle informazioni contenuti nel bilancio, nonché la valutazione dell'adeguatezza e della correttezza dei criteri contabili utilizzati e della ragionevolezza delle stime effettuate dagli amministratori. Riteniamo che il lavoro svolto fornisca una ragionevole base per l'espressione del nostro giudizio professionale.

   Per il giudizio relativo al bilancio consolidato dell'esercizio precedente, i cui dati sono presentati ai fini comparativi, si fa riferimento alla relazione da noi emessa in data 5 aprile 2007.

3. A nostro giudizio, il bilancio consolidato della Davide Campari - Milano S.p.A. al 31 dicembre 2007 è conforme agli International Financial Reporting Standards adottati dall'Unione Europea, nonché ai provvedimenti emanati in attuazione dell'art. 9 del D. Lgs. n. 38/2005; esso pertanto è redatto con chiarezza e rappresenta in modo veritiero e corretto la situazione patrimoniale e finanziaria, il risultato economico, le variazioni del patrimonio netto ed i flussi di cassa del Gruppo Campari per l'esercizio chiuso a tale data.

Milano, 10 aprile 2008

Reconta Ernst & Young S.p.A.
Alberto Romeo
(Socio)

Reconta Ernst & Young S.p.A.
Sede Legale: 00196 Roma - Via G.D. Romagnosi, 18/A
Capitale Sociale € 1.303.500,00 i.v.
Iscritta alla S.O. del Registro delle Imprese presso la CC.I.A.A. di Roma
Codice fiscale e numero di iscrizione 00434000584
P.I. 00891231003
Iscritta all'Albo Revisori Contabili al n. 70945 Pubblicato sulla G.U.
Suppl. 13 - IV Serie Speciale del 17/2/1998
Iscritta all'Albo Speciale delle società di revisione
Consob al progressivo n. 2 delibera n.10831 del 16/7/1997

DAVIDE CAMPARI MILANO S.p.A.

sede in via Filippo Turati, 27 - MILANO

Capitale Sociale 29.040.000 Euro

Codice Fiscale - Registro Imprese 06672120158 - REA n. 1112227

Relazione del Collegio dei Sindaci sul Bilancio Consolidato di gruppo al 31/12/2007 ai sensi dell'art. 41 del D. Lgs. 9/4/1991, n.127

_*****_

Ai soci dell'impresa capogruppo Davide Campari Milano S.p.a..

Nell'ambito dei nostri compiti abbiamo controllato, ai sensi dell'art. 41 del D.Lgs. 127/91, il bilancio consolidato della capogruppo Davide Campari Milano S.p.a. al 31/12/2007 redatto secondo i principi internazionali IAS/IFRS, giusta la previsione legislativa 28/2/2005 n. 38 in esecuzione del Regolamento Comunitario n. 1606 del 18/7/2002. Il bilancio al 31/12/2007 chiude con un risultato netto di Euro/migliaia 125.184 (di cui Euro/migliaia 33 di spettanza di terzi), un totale attivo di Euro/migliaia 1.708.322, un patrimonio netto di Euro/migliaia 878.555 (di cui 1.928 attribuibile a terzi), mentre non figurano più conti d'ordine in quanto l'adozione degli IAS ne comporta o il recepimento quale debito in bilancio ovvero la sola descrizione quale impegno; ciò è quanto rappresentato nel bilancio e nei documenti di accompagnamento sottoposti al vostro esame.

A) Controllo del bilancio consolidato

1. Il nostro esame è stato svolto secondo i principi di comportamento del Collegio sindacale enunciati dal Consiglio Nazionale dei Dottori Commercialisti e, in conformità a tali principi, abbiamo fatto riferimento alle norme di legge che disciplinano il bilancio consolidato, interpretate e integrate dai corretti principi contabili enunciati dal Consiglio Nazionale dei Dottori Commercialisti e alle indicazioni Consob di volta in volta rilevanti, nonché ai principi contabili

internazionali IAS/IFRS giusta la previsione legislativa 28/2/2005 n. 38 in esecuzione del Regolamento Comunitario n. 1606 del 18/7/2002 nell'interpretazione fornita dall'O.I.C. (Organismo Italiano della Contabilità);

2. I bilanci delle società controllate sono stati assoggettati a controllo legale dai rispettivi Collegi Sindacali per quanto concerne le società italiane, e comunque al controllo contabile da parte della società di revisione Reconta Ernst & Young S.p.a quale revisore principale.

   Su tali bilanci non abbiamo svolto alcun controllo diretto in quanto non di nostra competenza e, pertanto, il nostro giudizio è limitato a quanto concerne il consolidamento.

3. Abbiamo esaminato il perimetro di consolidamento e abbiamo rilevato che tutte le imprese controllate sono state consolidate con il metodo integrale e che le società a controllo congiunto e le imprese collegate sono state valutate con il metodo del patrimonio netto.

   La variazione di perimetro rispetto all'esercizio precedente è determinata dalle nuove acquisizioni là ove il closing, ovvero le autorizzazioni richieste, sono intervenute entro la chiusura dell'esercizio, ovvero a seguito della inclusione delle nuove società controllate costituite e rese operative nell'esercizio. Le fusioni intervenute non hanno comportato variazioni al perimetro di consolidamento.

4. I principi di consolidamento adottati sono conformi a quanto previsto dall'art. 31 D. Lgs. n. 127/91, e in particolare:

   - la definizione dell'area di consolidamento è fatta nel rispetto dei principi dettati dagli artt. 26 e 28 del D. Lgs. n. 127/91;
   - la data di riferimento del bilancio consolidato coincide con la data di chiusura del bilancio di esercizio della capogruppo (31/12/2007), ed il bilancio è basato sui bilanci delle società incluse nell'area di consolidamento chiusi alla stessa

data, ad eccezione della società Summa S.L. che, per motivi legati al proprio socio di maggioranza, chiude annualmente il proprio bilancio al 30 settembre e predispone una situazione al 31 dicembre ai soli fini del bilancio consolidato del Gruppo Campari;

- le attività e le passività, gli oneri e i proventi delle imprese consolidate sono stati assunti integralmente nel bilancio consolidato; il valore contabile delle partecipazioni è stato eliminato a fronte della corrispondente frazione di patrimonio netto delle imprese partecipate, attribuendo ai singoli elementi dell'attivo e del passivo patrimoniale il loro valore corrente alla data di acquisizione del controllo. L'eventuale differenza residua, se positiva, è stata iscritta alla voce dell'attivo Avviamento; se negativa, è stata rilevata a conto economico;
- le quote del patrimonio netto di competenza dei soci di minoranza sono iscritte in apposite voci del bilancio; la quota di patrimonio netto dei soci di minoranza è determinata sulla base dei valori correnti attribuiti alle attività e passività alla data di assunzione del controllo, escluso l'eventuale avviamento a essi riferibile.

5. Quanto al metodo di consolidamento si segnala che vengono consolidate con il metodo del patrimonio netto le seguenti partecipazioni non di maggioranza: FIOR BRAND Ltd ora in liquidazione, International Margue V.o.f., M.C.S. S.c.a.r.l., Summa S.L..
6. Abbiamo avuto informazione dalla Reconta Ernst & Young, società di revisione cui è stato affidato l'incarico di revisione del bilancio consolidato, che la relazione del revisore verrà rilasciata nei termini e che da essa non emergeranno segnalazioni.
7. La documentazione esaminata e le informazioni assunte non evidenziano deviazioni dalle norme di legge che disciplinano il bilancio consolidato integrate dai principi contabili sopra identificati e dalle norme di comportamento del Collegio Sindacale.

8. Quanto alle modalità di redazione e al contenuto della nota integrativa, si dà atto della conformità a quanto disposto degli artt. 29 e 32 Decreto Legislativo n. 127/91, e in particolare che:

   - il bilancio consolidato comprende le situazioni economico - patrimoniali della Capogruppo e delle società controllate italiane e estere sulle quali la Capogruppo esercita, direttamente od indirettamente, il controllo così come definito dallo IAS 27 - Bilancio consolidato;
   - sono stati applicati i principi IAS/IFRS in vigore alla data di chiusura dell'esercizio e interpretati, quanto alla loro applicazione, dall'O.I.C.;
   - l'utilizzo del metodo del fair value così come previsto o consentito dai principi IAS/IFRS viene illustrato dagli amministratori che danno conto anche dei relativi effetti;
   - sono state rispettate le strutture previste dai relativi principi contabili internazionali per la redazione dello stato patrimoniale, del conto economico e della nota integrativa. In particolare il conto economico è classificato per destinazione e lo stato patrimoniale è basato sulla divisione tra attività e passività correnti e non correnti;
   - la nota integrativa è stata redatta rispettando il contenuto previsto dall'art. 38 del D. Lgs. n. 127/91; in particolare l'indicazione dei soggetti e il metodo di consolidamento prescelti sono conformi alle indicazioni richieste dall'art. 39 dello stesso decreto e gli amministratori informano in modo compiuto sull'area di consolidamento e sulla sua variazione, nonché sulle modalità di consolidamento così come sull'analisi delle singole voci e, nella relazione sulla gestione, sui fatti più rilevanti anche con riferimento agli accadimenti intervenuti dopo la chiusura dell'esercizio;

   I criteri di valutazione sono stati applicati in modo uniforme e non si sono verificate situazioni o casi eccezionali che abbiano richiesto l'esercizio di deroghe ai sensi art. 29, IV comma, D. Lgs. n. 127/91; in tale contesto essi non hanno subito modifiche rispetto al passato esercizio.

9. In particolare i principi IAS/IFRS che hanno trovato applicazione nel bilancio consolidato sono prevalentemente i seguenti:

   - IAS 27: bilancio consolidato;
   - IAS 14: informativa di settore;
   - IAS 21: trattamento ed effetti delle variazioni cambi e valute;
   - IAS 23: oneri finanziari;
   - IAS 32: esposizione ed informazione di tale applicazione;
   - IAS 33: informativa utile per azione;
   - IAS 38: attività immateriali;
   - IAS 39: rilevazione e valutazione strumenti finanziari;
   - IFRS 2: benefici ai dipendenti (IAS 19).

   Per tutte tali applicazioni la nota integrativa fornisce informazioni in merito alla loro natura, operatività ed effetti, nonché sulla evoluzione dei detti principi e/o sulla loro applicazione futura nella versione aggiornata dal 1/1/2008 o successivamente.

10. A nostro giudizio, il sopramenzionato bilancio consolidato esprime nel suo complesso in modo corretto la situazione patrimoniale e finanziaria ed il risultato economico del gruppo Davide Campari Milano S.p.a. per l'esercizio chiuso il 31/12/2007, in conformità alle norme che disciplinano il bilancio consolidato richiamate al punto a) 1.

<u>B) Controllo della relazione sulla gestione</u>

1. La relazione degli amministratori sull'andamento della gestione, che correda il bilancio consolidato, è stata da noi controllata al fine di verificarne il rispetto del contenuto minimale previsto dall'art. 40 del D. Lgs. 127/91 e per accertarne la

congruenza con il bilancio consolidato, così come previsto dall'art. 41 del D. Lgs. 127/91.

2. Sulla base dei controlli effettuati, il Collegio ritiene che la relazione sulla gestione del gruppo sia corretta e risulti coerente col bilancio consolidato.

Milano, 3 aprile 2008

<u>Il Presidente del Collegio</u>

Dott. Antonio Ortolani

<u>I Sindaci effettivi</u>

Dott. Alberto Lazzarini

Dott. Giuseppe Pajardi

CONSOLIDATED ACCOUNTS FOR THE YEAR ENDING

31 DECEMBER 2007







CONTENTS

HIGHLIGHTS

	2007 € million	2006 € million	% change	% change at constant exchange rates
Net sales	**957.5**	**932.4**	**2.7%**	**4.9%**
Trading profit	270.6	256.9	5.3%	7.8%
EBITDA before one-offs	223.0	210.6	5.9%	8.6%
EBITDA	220.1	209.7	4.9%	7.6%
EBIT before one-offs	203.4	191.4	6.3%	9.2%
EBIT	**200.6**	**190.5**	**5.3%**	**8.2%**
EBIT margin (EBIT / net sales)	**20.9%**	**20.4%**		
Profit before tax	183.3	175.5	4.4%	7.2%
Group net profit and minorities' profit	125.2	120.3	4.1%	6.2%
Group net profit	**125.2**	**117.1**	**6.9%**	**9.1%**
Basic and diluted earnings per share (€)	**0.43**	**0.41**		
Average number of employees	1,589	1,538		
Free cash flow	125.3	96.5		
Acquisitions of companies and trademarks	29.3	179.4		
Net debt	288.1	379.5		
Group shareholders' equity and minorities' equity	878.6	797.8		
Fixed assets	995.7	990.3		
ROI % (EBIT / fixed assets)	**20.1%**	**19.2%**		



Corporate Officers

BOARD OF DIRECTORS [1]

Luca Garavoglia
Chairman

Robert Kunze-Concewitz
Managing Director and Chief Executive Officer

Paolo Marchesini
Managing Director and Chief Financial Officer

Stefano Saccardi
Managing Director and Officer Legal Affairs and Business Development

Eugenio Barcellona
Director and member of the Remuneration and Appointments Committee

Enrico Corradi
Director and member of the Remuneration and Appointments Committee and member of the Audit Committee

Cesare Ferrero
Director and member of the Audit Committee

Marco P. Perelli-Cippo
Director and member of the Audit Committee

Renato Ruggiero
Director and member of the Remuneration and Appointments Committee

BOARD OF STATUTORY AUDITORS [2]

Antonio Ortolani
Chairman

Alberto Lazzarini
Statutory Auditor

Giuseppe Pajardi
Statutory Auditor

Alberto Giarrizzo Garofalo
Deputy Auditor

Gian Paolo Porcu
Deputy Auditor

Paolo Proserpio
Deputy Auditor

INDEPENDENT AUDITORS [3]

Reconta Ernst & Young S.p.A.

(1) The nine members of the Board of Directors were appointed on 24 April 2007 by the shareholders' meeting and will remain in office for the three-year period 2007-2009. Luca Garavoglia was confirmed as Chairman and granted powers in accordance with the law and the Company's articles of association.
On 8 May 2007, the Board of Directors appointed Robert Kunze-Concewitz as Chief Executive Officer.
With the resolution passed on 8 May 2007, the Board of Directors vested Managing Directors Paolo Marchesini and Stefano Saccardi with the following powers for three years until approval of the 2009 accounts:
– with individual signature: powers of ordinary representation and management, within the value or time limits established for each type of function;
– with joint signature: powers of representation and management for specific types of function, within the value or time limits deemed to fall outside ordinary activities.
On 23 July 2007, following the resignation of the Director Vincenzo Visone, Robert Kunze-Concewitz was appointed as member of the Board of Directors and Managing Director, with similar powers to those granted to Paolo Marchesini and Stefano Saccardi.

(2) The Board of Statutory Auditors was appointed by the shareholders' meeting of 24 April 2007 and will remain in office until the approval of the 2009 accounts.

(3) Appointed by the shareholders' meeting of 24 April 2007, which confirmed that Reconta Ernst & Young S.p.A. would also audit the 2007, 2008 and 2009 accounts.

SIGNIFICANT EVENTS DURING THE YEAR

New trading company in China

February 2007 saw the launch of the new Campari Beijing Trading Company, which is 100% – owned by the Campari Group and based in Beijing, China.

The company was set up with the aim of exploiting the considerable potential offered by the Chinese market. It will comprise two separate units, which will be responsible respectively for distributing the Group's wines and spirits.

New company in Argentina

After obtaining competition authority approval on 12 March 2007, the Group has now completed the acquisition of the Old Smuggler brand for the important market of Argentina. The acquisition of both Old Smuggler and Glen Grant was finalised on 15 March 2006.

Campari Argentina S.r.l., established in 2006 and wholly owned by the Group, is now operational.

The company imports malt from Scotland and co-ordinates the production and sale of Old Smuggler Scotch whisky locally via an external bottling plant and distributor.

Ordinary shareholders' meeting of the Parent Company

On 24 April 2007, the shareholders' meeting of Davide Campari-Milano S.p.A. approved the 2006 accounts and passed a resolution to issue a dividend of €0.10 per share, unchanged from the previous year.

The shareholders' meeting also:

- appointed the Board of Directors for 2007, 2008 and 2009, comprising Eugenio Barcellona, Luca Garavoglia, Paolo Marchesini, Marco P. Perelli-Cippo, Stefano Saccardi, Enzo Visone and, as independent directors, Enrico Corradi, Cesare Ferrero and Renato Ruggiero; the meeting also confirmed Luca Garavoglia as Chairman of the Company;
- appointed the Board of Statutory Auditors for 2007, 2008 and 2009, comprising Antonio Ortolani, Chairman, Alberto Lazzarini and Giuseppe Pajardi (Permanent Auditors) and Alberto Giarrizzo Garofalo, Gian Paolo Porcu and Paolo Proserpio (Deputy Auditors);
- voted to extend the appointment of Reconta Ernst & Young S.p.A. as independent auditors for 2007-2009;
- authorised the Board of Directors to buy and sell own shares primarily to service stock option plans; the Company has applied for authorisation to buy and sell own shares, which, together with those already held, represent less than 10% of its share capital.

Merger of Glen Grant S.r.l. into the Parent Company

As part of the process of streamlining the Group's structure, on 8 May 2007, the Board of Directors decided to merge the 100%-owned subsidiary Glen Grant S.r.l., owner of the Glen Grant brand, into the Parent Company, Davide Campari-Milano S.p.A.

The merger, completed on 19 July 2007, became operational on 1 September 2007. For accounting and tax purposes, the effective date of the merger was 1 January 2007.

Acquisition of Cabo Wabo Tequila

On 7 May 2007, the Campari Group signed an agreement to acquire an 80% stake in Cabo Wabo Tequila.

This transaction, which was completed on 2 January 2008, was valued at US$ 80.8 million (approximately €55 million at actual exchange rates), equating to a multiple of 11.9 times the expected EBITDA for 2007.

The Group will have the opportunity to acquire the remaining 20% of Cabo Wabo Tequila in two tranches of 15% and 5% through call/put options that can be exercised in 2012 and 2015 respectively.

Cabo Wabo, an important ultra premium tequila brand with a reputation for extremely high quality, has won several prizes; the product range includes Cabo Wabo Añejo, Cabo Wabo Blanco, Cabo Wabo Reposado and the new ultra luxury brand, Cabo Uno, which is barrel-aged for three years.

With sales of around 70,000 nine-litre cases, primarily in the United States, Cabo Wabo is one of the fastest-growing brands on the US spirits market.

Cabo Wabo is a strategic acquisition for the Group, significantly boosting its portfolio of ultra premium brands in the US and increasing the focus on tequila through ownership of a brand in one of the fastest-growing segments.

The creator and majority shareholder of Cabo Wabo is rock star Sammy Hagar, a tequila connoisseur and former lead singer with world famous rock group Van Halen; in recent years Mr Hagar has been an ambassador for the Cabo Wabo brand and the creative force behind its success.

Following the completion of the transaction, Mr Hagar and his business partner Marco Monroy will own 20% of the company, and Mr Hagar will remain personally involved in decisions regarding product quality and promotional activities for the business, with the aim of increasing brand awareness and sales in the US and the rest of the world.

Management

Following Enzo Visone's decision to step down, the Board of Directors of Davide Campari-Milano S.p.A. appointed Austrian-born Robert Kunze-Concewitz, 40, as Chief Executive Officer of the Campari Group.

Robert Kunze-Concewitz was selected internally to provide continuity: he has worked for the Campari Group since 2005, and as Group Marketing Officer he developed and implemented new marketing strategies for the Group's most important brands.

Before joining Campari, he held positions with growing levels of responsibility at Procter & Gamble, rising to the position of Corporate Marketing Director of the Global Prestige Products Division.

Acquisition of X-Rated

On 1 August 2007 the Campari Group completed the acquisition of X-Rated, which includes the super premium brand X-Rated Fusion Liqueur, the high-end vodka Jean-Marc XO and the ultra premium vodka X-Rated.

The cost of the transaction, which was agreed on 19 July 2007, was US$ 40 million (€28.1 million, equating to a multiple of an estimated 9x the expected contribution margin); in addition, the agreement provides for an earn-out to be paid over the next three years based on the increase in sales over the same period.

X-Rated Fusion Liqueur was launched in the US in 2004 by Jean-Marc Daucourt, the creator of multi-award winning spirits, and Todd Martin, the former Chairman of Allied Domecq North America, who are the main shareholders of X-Rated.

Following this acquisition and the purchase of Cabo Wabo Tequila in January 2008, the Campari Group has further enhanced its range of super premium and ultra premium spirits, and has strengthened its position in the US, a key market in the Group's international expansion strategy.

New trading company in Austria

August 2007 saw the launch of a new Vienna-based trading company, Campari Austria GmbH, which is 100%-owned by the Campari Group.

The new company was created with the aim of managing the important local market via a direct sales and marketing structure.

Termination of the distribution agreement for 1800 Tequila and Gran Centenario

On 11 September 2007, the Campari Group announced its decision to halt the licensed distribution of 1800 Tequila and Gran Centenario products in the US with effect from 31 December 2007.

From January 2008, José Cuervo Group, owner of the 1800 Tequila and Gran Centenario brands, will manage these directly in the US market via a wholly-owned subsidiary.

Reorganisation of the Group's Italian wine companies

In September, the shareholders' meetings of Teruzzi & Puthod S.r.l., Giannina S.r.l. and Sella & Mosca S.p.A. approved the planned merger of Teruzzi & Puthod S.r.l. and Giannina S.r.l. into Sella & Mosca S.p.A; the merger became effective in respect of third parties on 1 November 2007 and for tax purposes on 1 January 2007.

In addition, as part of the reorganisation of the Group's Italian wine companies, the transfer of the Enrico Serafino wine business from Davide Campari-Milano S.p.A. to Sella & Mosca S.p.A. was finalised.

These transactions will further rationalise the Group's wine business unit, which became operational on 1 January 2007.

Industrial restructuring

As previously announced, on 30 September 2007 the Campari Group ceased production at the Sulmona plant and transferred it to other sites.

The Sulmona plant became part of the Group following the acquisition of Bols in 1995.

However, it has never reached a sustainable level of efficiency, despite investments made and the transfer of production, and despite efforts to find new manufacturing opportunities, including on behalf of third parties.

Following the severe decline in the ready-to-drink market and the general downturn in the non-alcoholic fizzy drinks market, capacity utilisation at the Sulmona plant had fallen so low that it could not continue operating.

The Group has a long tradition of working closely with trade unions to minimise the social consequences of its unavoidable financial decisions; with this in mind, and in order to ease the impact of the closure on staff, it has put in place, in partnership with workers' representatives, a programme of alternative and support measures.

On 27 July 2007, at the Italian Ministry of Work and Social Security, the Parent Company and trade unions reached an agreement to implement a temporary unemployment compensation scheme (CIGS) for the workers at the Sulmona plant, in accordance with the laws in force.

The Company also showed its willingness to play a direct and active role in seeking companies operating in the food or other sectors to take over the site.

Liquidation of the joint venture Fior Brands Ltd.

In December 2007, the joint venture Fior Brands Ltd., trading in the UK, went into liquidation. This process will be completed in the first half of 2008.

Since January 2008, a new agreement has been in place with a local distributor to manage the Group's UK business.

SALES PERFORMANCE

Overall performance

The Group's net sales in 2007 stood at €957.5 million.

On a same-structure basis and at constant exchange rates, growth compared with 2006 was extremely positive at 7.1%.

However, since both the exchange rate effect (–2.2%) and the change in the basis of consolidation (–2.2%) had a negative impact, total sales growth in 2007 was a more modest 2.7%.

	€ million	% change on 2006
– Net sales 1 January- 31 December 2007	957.5	
– Net sales 1 January-31 December 2006	932.4	
Total change	**25.2**	**2.7%**
of which:		
organic growth	66.0	7.1%
external growth	–20.3	–2.2%
exchange rate effect	–20.5	–2.2%
Total change	**25.2**	**2.7%**

The organic growth of 7.1% was due to the positive performance of almost all the main brands.

Notably, SKYY Vodka, Aperol and Cinzano vermouth and sparkling wines recorded double-digit sales growth.

Changes in the basis of consolidation resulted in a negative balance of €20.3 million, or 2.2% of the previous year's sales.

This was because in 2007, external growth from acquisitions and new distribution agreements did not offset the negative impact of the discontinuation of sales of Lipton Ice Tea on the Italian market.

At the end of last year, Campari Italia S.p.A. and Unilever agreed not to renew the distribution contract for Lipton Ice Tea branded products after it expired at the end of December 2006.

As a result, for the purposes of determining organic growth for 2007, sales of this brand in 2006 (€30 million) are considered as a negative change in the basis of consolidation.

In terms of positive changes in the basis of consolidation, external sales growth totalled €9.7 million in 2007; of this figure, €3.9 million relates to Glen Grant and Old Smuggler, acquired on 15 March 2006, €3.5 million to X-Rated brands, launched in August 2007, and €2.2 million to the third-party Russky Standart vodka brand, launched in Germany and Switzerland in July 2006 and in Italy in September 2007.

The table below shows a breakdown by brand of sales recorded under external growth.

2007 sales breakdown of external growth	€ million
Glen Grant and Old Smuggler	3.9
X-Rated brand	3.5
Sub-total – Group brands	**7.4**
Discontinued distribution of Lipton Ice Tea in Italy	–30.0
Other third-party brands	2.2
Sub-total – third-party brands	**–27.8**
Total	**–20.3**

The overall trend in average exchange rates in 2007, compared with 2006, had a negative effect on sales of 2.2%.

This was mainly due to the strength of the Euro against the US dollar, which fell by 8.4%.

Annual average values for the Group's other key currencies are shown in the table below, including the Brazilian real, which rose by 2.5%.

Exchange rates	2007	2006	% change
US$ x €1 annual average	1.371	1.256	–8.4%
US$ x €1 at 31 December	1.472	1.317	–10.5%
BRL x €1 annual average	2.665	2.732	2.5%
BRL x €1 at 31 December	2.611	2.813	7.8%
CHF x €1 annual average	1.643	1.573	–4.2%
CHF x €1 at 31 December	1.655	1.607	–2.9%
JPY x €1 annual average	161.241	146.061	–9.4%
JPY x €1 at 31 December	164.930	156.930	–4.9%
GBP x €1 annual average	0.685	0.682	–0.4%
GBP x €1 at 31 December	0.733	0.672	–8.4%

Sales by region

Sales in all regions were positive in 2007 on a same-structure basis and at constant exchange rates; the total organic growth figure of 7.1% reflected different growth rates in individual areas, ranging from 5.2% for Italy to 10.6% for Europe.

The first table below shows the breakdown and growth of sales by region, while the second breaks down the overall change in each region by organic growth, external growth and the effect of exchange rate movements.

	2007		2006		% change
	€ million	%	€ million	%	2007/2006
Italy	393.2	41.1%	401.4	43.1%	–2.0%
Europe	197.6	20.6%	175.2	18.8%	12.8%
Americas	322.9	33.7%	314.6	33.7%	2.6%
Rest of the world and duty free	43.8	4.6%	41.2	4.4%	6.3%
Total	**957.5**	**100.0%**	**932.4**	**100.0%**	**2.7%**

Breakdown of % change	Total % change	organic growth	external growth	exchange rate effect
Italy	–2.0%	5.2 %	–7.2%	0.0%
Europe	12.8%	10.6%	2.6%	–0.4%
Americas	2.6%	7.4%	1.3%	–6.0%
Rest of the world and duty free	6.3%	8.2%	0.2%	–2.0%
Total	**2.7%**	**7.1%**	**–2.2%**	**–2.2%**

In 2007, **Italy**, with sales of €393.2 million (41.1% of total sales), was again the Group's biggest market.

However, sales in this market fell as a proportion of total sales, by two percentage points compared with 2006 (43.1%), and by six percentage points compared with 2005 (47.1%).

This change is due to the steady organic and external growth of the Group's business on international markets, as well as the negative impact of the discontinued distribution of third-party brand Lipton Ice Tea.

Overall, Italian sales were down 2.0% in 2007, with organic growth of 5.2% more than offset by negative external growth (–7.2%).

This result, which was more than satisfactory considering the combined effect of a mature market and an unfavourable macroeconomic climate, is due to the positive performance of core brands such as Campari, Aperol, Crodino and Cinzano.

Europe, which in 2007 accounted for 20.6% of Group sales, posted the best performance both in terms of total growth (12.8%) and organic growth, also in double figures at 10.6%.

Sales were strong in almost all countries in the region.

Germany was again the Group's principal European market, recording solid organic growth during the year due to the positive performance of almost all brands. In this market, only the Campari brand showed a decline, as a significant price increase implemented at the end of the summer led to a significant slowdown in sell-in in the second half of the year.

Russia, meanwhile, posted exceptional growth in 2007, making it the Group's second biggest market in Europe.

Sales of Cinzano vermouth alone, for example, were again very strong with a double-digit advance, confirming Russia as the biggest global market for this brand.

In addition to organic growth, Europe also recorded external growth of 2.6%, which was almost entirely due to the launch of Russky Standart vodka in Germany and Switzerland, which has yielded extremely encouraging results.

However, the exchange rate effect was slightly negative at 0.4%, mainly due to depreciation of the Swiss franc.

Thanks to a significant presence on the US and Brazilian markets, the **Americas** represent a region of strategic importance to the Group, accounting for one third of total sales in 2007, unchanged from 2006.

The region posted organic growth of 7.4%, greater than that of the Group as a whole (7.1%), although the negative exchange rate effect of 6.0%, partly offset by external growth of 1.3%, limited total growth to 2.6%.

The two tables below provide further details of sales in this region, showing figures for the principal markets and a breakdown of organic growth, external growth and exchange rate effects.

	2007		2006		% change
	€ million	%	€ million	%	2007/2006
US	229.4	71.1%	234.4	74.5%	–2.1%
Brazil	79.8	24.7%	69.6	22.1%	14.6%
Other countries	13.7	4.2%	10.6	3.4%	28.9%
Total	**322.9**	**100.0%**	**314.6**	**100.0%**	**2.6%**

Breakdown of % change	Total % change	organic growth	external growth	exchange rate effect
US	–2.1%	4.9%	1.7%	–8.7%
Brazil	14.6%	11.8%	0.0%	2.8%
Other countries	28.9%	34.1%	0.0%	–5.2%
Total	**2.6%**	**7.4%**	**1.3%**	**–6.0%**

Sales were strong in the **US**, with organic growth of 4.9% mainly due to the double-digit growth posted by SKYY Vodka.

However, the solid performance of the core brand SKYY was dampened by the performance of third-party brands distributed by the Group (moderate growth for 1800 Tequila and a sharp decline for Cutty Sark).

The 1.7% external growth was mainly due to brands that were added to the portfolio when the Group acquired X-Rated, i.e. X-Rated Fusion Liqueur, Jean-Marc XO vodka and X-Rated vodka, which the Group started distributing in August.

Old Smuggler Scotch whisky, acquired in March 2006, also contributed to external growth, though to a lesser extent.

The sharp fall in the US dollar during the period caused a negative exchange rate effect of 8.7%, which more than offset both organic and external sales growth, taking the overall result for the region to –2.1%.

2007 was a decidedly positive year for the Group's **Brazilian** business, with organic sales growth of 11.8%, thanks to the strong results delivered by all of the key brands, i.e. Campari, Dreher, Cynar and Old Eight and Drury's admix whiskies.

The rise in the Brazilian real had a positive impact of 2.8% on sales and boosted the region's overall growth to 14.6% at actual exchange rates.

In other countries in the Americas, sales grew significantly in 2007 (+28.9%), partly due to the start of direct distribution of Old Smuggler Scotch whisky in Argentina.

The principal market in this region is Canada, where sales continued to increase in 2007, mainly due to the robust performance of SKYY Vodka.

Sales in the **rest of the World and duty free,** which still have a marginal impact on the Group's total sales (less than 5%), increased by 6.3% in 2007 at actual exchange rates (8.2% at constant exchange rates); the results announced for the duty free channel, whose sales operation was strengthened by the Group in 2006, were particularly good.

As for the two most important markets in this segment, Australia saw solid growth, while sales were down slightly in Japan, although a positive trend was in place in this market in the latter part of the year.

Sales by business area

In 2007 year-on-year growth was achieved in all geographical regions and business segments at constant exchange rates and on a same-structure basis.

The comparison with 2006 is also extremely positive in real terms; only the soft drinks business declined, due entirely to the discontinued distribution of Lipton Ice Tea in Italy.

The first of the two tables below shows growth in sales by business area, while the second breaks down the overall change in each segment by organic growth, external growth and the effect of exchange rate movements.

	2007		2006		% change
	€ million	%	€ million	%	2007 / 2006
Spirits	687.1	71.8%	657.1	70.5%	4.6%
Wines	151.3	15.8%	134.9	14.5%	12.2%
Soft drinks	102.4	10.7%	128.0	13.7%	–20.0%
Other sales	16.7	1.7%	12.4	1.3%	34.4%
Total	**957.5**	**100.0%**	**932.4**	**100.0%**	**2.7%**

Breakdown of % change	Total % change	organic growth	external growth	exchange rate effect
Spirits	4.6%	6.3%	1.3%	–3.0%
Wines	12.2%	12.5%	0.0%	–0.3%
Soft drinks	–20.0%	3.5%	–23.5%	0.0%
Other sales	34.4%	26.1%	9.1%	–0.8%
Total	**2.7%**	**7.1%**	**–2.2%**	**–2.2%**

Spirits

In 2007, sales of spirits totalled €687.1 million, accounting for 71.8% of the Group's total sales and representing a rise of 4.6% on 2006.

Stripping out the contribution of external growth (1.3%) and the negative exchange rate effect (–3.0%), the segment registered organic growth of 6.3%.

Sales of **Campari** grew by 3.5% at constant exchange rates and by 3.0% at actual exchange rates.

Overall, this can be considered more than satisfactory, with the core markets sending out clear signals that the brand is in good health.

Of these, Brazil particularly stands out as the biggest international market for Campari, turning in an outstanding performance in 2007 with double-digit sales growth.

The brand's performance in Italy was also positive in 2007, with net sales growth and increased market share.

However, as mentioned earlier, Campari sales in Germany were hit in the latter part of the year by the sharp fall in volumes resulting from the significant price increase at the end of August, (though sales were less affected in value terms); the ground lost on the German market, while expected, is likely to be made up in 2008, as distribution trends rather than end consumers were the main cause.

In 2007, the Group continued its strategy of focusing on advertising and promotional investments in high-potential European markets, which produced positive sales growth for Campari in France, Switzerland, Belgium, Spain and Greece.

In 2007, the **SKYY brand** (SKYY Vodka and the flavoured vodka range) generated growth of 11.1% at constant exchange rates, while at actual exchange rates, due to the sharp fall in the US dollar, growth was 2.6%.

This performance was mainly due to the positive trend in the US core market, which again represented more than 85% of volume sales and an even larger proportion in value terms.

However, sales growth outside the US was generally more modest, as it was also considered appropriate for this brand to focus investments on selected markets (Italy, Germany and Canada).

Sales of **CampariSoda**, almost entirely concentrated in the Italian market, fell slightly in 2007 (–1.3%); this reflects the slight fall in consumer spending on single-serving alcoholic aperitifs during the year; however, this benefited the single-serving non-alcoholic aperitif segment, in which the Group is well-positioned with its Crodino brand.

2007 was another outstanding year for **Aperol,** with sales up by 21.7%.

The Italian market, which represents more than 85% of the brand's sales, is the key driver of this brand, with growth rates of over 15%.

In addition, the strong and sustained growth of Aperol sales in certain European markets, such as Germany, Austria and Switzerland, continues to be extremely encouraging for the brand's future.

Sales of **Aperol Soda**, entirely concentrated in the Italian market, grew by 2.2% versus 2006.

Sales of **Brazilian *brands*** recorded 9.4% growth at constant exchange rates and 12.2% growth at actual exchange rates following the rise in value of the Brazilian real.

Thanks to the results achieved in the last quarter (traditionally the most significant for Brazilian sales), 2007 was a particularly good year for sales of Old Eight and Drury's admix whiskies, while Dreher aguardiente posted record sales volumes.

For **Glen Grant** and **Old Smuggler,** included in the basis of consolidation of the Group from 15 March 2006, 2007 was the first year of full consolidation.

Sales growth was extremely positive at 22.2% on a same-structure basis and at constant exchange rates.

It should be noted, however, that this positive trend benefited from a favourable comparison with 2006, as distributors' stock levels were particularly high at the time of the acquisition.

Sales of **Ouzo 12** rose by 2.7% (2.1% at actual exchange rates), a combination of more modest growth in Germany, now comfortably the brand's leading market, and faster growth in Greece, where a positive trend was in place in the second half of the year.

Cynar had a good year, posting growth of 11.9% at constant exchange rates and 12.0% at actual exchange rates.

In Italy, a key market where in recent months a new advertising campaign has boosted brand consumption, sales were in line with the previous year, reversing a long-term negative trend.

On the Brazilian market, the brand recorded double-digit growth, thanks to an excellent fourth-quarter performance.

Sales of **Campari Mixx**, almost entirely concentrated in the Italian market, declined by 4.3%.

Now that the sharp contraction in the ready-to-drink market seen in the past few years has come to an end, this brand is expected to carve out a healthy niche, with lower sales volumes but good profitability.

As for the Group's other spirits brands, 2007 sales of **Zedda Piras** Mirto di Sardegna were up slightly, while **Biancosarti** registered a decline.

In the spirits segment, **third-party brands** distributed by the Group recorded positive results, with the sole exception of Scotch whisky.

The performance of the most important third-party brands is summarised below:

- sales of Jack Daniel's, which is mainly distributed on the Italian market grew by 2.8%;
- Jägermeister sales, which are still heavily concentrated in the Italian market, shot up by 9.6%;
- sales of 1800 Tequila rose by 3.1% in local currency in the US (–5.5% at actual exchange rates);
- sales of the C&C brands, distributed mainly in the US, were essentially flat at +0.3% at constant exchange rates (–7.4% at actual exchange rates);
- the Suntory brands, also chiefly sold in the US, posted sales growth of 4.3% (–3.9% at actual exchange rates);
- Scotch whisky sales were down 14.2% at constant exchange rates (–20.5% at actual exchange rates), which was largely attributable to Cutty Sark in the US, following a significant price rise.

Wines

2007 was a positive year for the wine segment, with net sales of €151.3 million and year-on-year growth of 12.2% (12.5% at constant exchange rates).

There was no change in the basis of consolidation during the period, and exchange rates had a marginally negative impact (–0.3%).

The excellent overall performance of this business segment was achieved thanks to strong growth of the Cinzano brand, which represents more than half of the segment's sales, together with satisfying sales growth for almost all of the other brands in the wine portfolio.

Sales of **Cinzano vermouth** increased by 18.7% at constant exchange rates (18.2% at actual exchange rates).

The expansion of distribution in new markets and the substantial advertising and promotional spend targeted in recent years at high-potential markets is now delivering the expected results, with sales of this brand enjoying steady growth.

The brand's core market is Russia, where sales growth was significant during the period, partly due to a delay in deliveries at the start of 2006 because of changes in the law.

Other markets on which the brand performed well during the period were Italy, Spain, the Czech Republic and the duty free channel.

For Cinzano sparkling wines, sales in 2007 were also extremely satisfactory, with growth of 12.7% at constant exchange rates and 12.4% at actual exchange rates.

Both Germany and Italy, the two key markets for this brand which together account for around 80% of sales, delivered double-digit growth, thereby confirming the efficacy of the strategy of extending and improving the product range through constant product innovation.

The repositioning of the brand in Germany yielded excellent results, while growth was registered in the Cinzano Asti segment, locally the best-selling product in this range.

In Italy, the results for the crucial last quarter of the year were very good thanks to Christmas-related sales.

In the main wine category (i.e. wines other than sparkling wines or vermouth), 2007 was a very good year: the leading brand **Sella & Mosca** achieved growth of 6.8%, partly due to a robust performance on the Italian market, but above all due to the excellent growth in sales in the three main export markets of the US, Germany and Switzerland.

The **Cantina Serafino** range of traditional Piedmont wines recorded encouraging results; this brand is reaping the first tangible benefits of the production and sales restructuring implemented in 2005, with sales advancing by 37.5% in 2007.

However, the restructuring of international distribution of **Teruzzi & Puthod** wines, which is currently in progress, resulted in a sales decline of 36.0% in 2007 compared with the previous year.

Riccadonna and Mondoro sparkling wines achieved very good results.

Riccadonna sales rose 13.4% (13.1% at actual exchange rates), with double-digit growth in the two key markets of Australia and Italy.

Mondoro recorded overall growth of 46.1%, driven by a strong performance in the crucial Russian market and the extension of distribution to new markets in eastern and northern Europe.

Soft drinks

Soft drinks recorded sales of €102.4 million in 2007.

This was an increase of 3.5% on a same-structure basis, but a decline of 20.0% overall, due to the contraction caused by the end of distribution of the third-party brand Lipton Ice Tea on the Italian market.

Sales were relatively positive for all brands in this segment, although the best results undoubtedly came from **Crodino**, with growth of 6.1%.

Sales of this non-alcoholic aperitif are almost entirely recorded in Italy, where the brand continues to grow significantly, partly thanks to an effective TV advertising campaign.

Sales of **Lemonsoda, Oransoda and Pelmosoda** rose by 1.1%, while Crodo mineral water posted 4.7% growth in 2007.

Other sales

In 2007, this segment recorded sales of €16.7 million (1.7% of the Group's total), a net increase of 34.4%.

This segment, which complements the spirits, wine and soft drinks business, includes revenues from the sale to third parties of raw materials and semi-finished goods and from co-packing services.

Growth in 2007 was entirely attributable to the sale of malt distillate produced and sold by Glen Grant Distillery Company Ltd. to the Pernod Ricard Group, under agreements signed when Glen Grant was acquired.

The results for this segment include organic growth of 26.1% and external growth of 9.1%, as last year's sales were only recorded from 15 March (the date on which the Glen Grant acquisition was completed), while the depreciation of sterling had a marginally negative effect (0.8%).

FINANCIAL PERFORMANCE

Profit and loss account

2007 was a positive year for the Campari Group, with the consolidated profit and loss account showing year-on-year growth for all profitability indicators: EBIT before one-offs was up 6.3%, EBIT grew by 5.3% and net profit climbed by 6.9%.

	2007		2006		%
	€ million	%	€ million	%	%
Net sales	**957.5**	**100.0%**	**932.4**	**100.0%**	**2.7%**
Cost of goods sold	(407.2)	-42.5%	(410.2)	-44.0%	-0.7%
Gross profit	**550.3**	**57.5%**	**522.2**	**56.0%**	**5.4%**
Advertising and promotional costs	(174.6)	-18.2%	(163.1)	-17.5%	7.1%
Sales and distribution costs	(105.1)	-11.0%	(102.1)	-11.0%	2.9%
Trading profit	**270.6**	**28.3%**	**256.9**	**27.6%**	**5.3%**
General and administrative expenses and other operating income and charges	(67.2)	-7.0%	(65.5)	-7.0%	2.6%
EBIT before one-offs	**203.4**	**21.2%**	**191.4**	**20.5%**	**6.3%**
One-offs	(2.8)	-0.3%	(0.8)	-0.1%	-
EBIT	**200.6**	**20.9%**	**190.5**	**20.4%**	**5.3%**
Net financial income (charges)	(17.0)	-1.8%	(15.2)	-1.6%	11.8%
Profit (loss) of companies valued at equity	(0.3)	0.0%	0.2	0.0%	-
Profit before tax	**183.3**	**19.1%**	**175.5**	**18.8%**	**4.4%**
Tax	(58.1)	-6.1%	(55.2)	-5.9%	5.2%
Net profit	**125.2**	**13.1%**	**120.3**	**12.9%**	**4.1%**
Minority interests	(0.0)	0.0%	(3.2)	-0.3%	-99.0%
Group net profit	**125.2**	**13.1%**	**117.1**	**12.6%**	**6.9%**
Total depreciation and amortisation	(19.5)	-2.0%	(19.2)	-2.1%	1.7%
EBITDA before one-offs	223.0	23.3%	210.6	22.6%	5.9%
EBITDA	**220.1**	**23.0%**	**209.7**	**22.5%**	**4.9%**

Net sales came in at €957.5 million.

As mentioned earlier, this represented an increase of 2.7% on 2006, since organic growth of 7.1% was significantly eroded by negative changes in the basis of consolidation (–2.2%) and a negative exchange rate effect (–2.2%).

The **cost of goods sold** fell both in absolute terms (–0.7%) and as a percentage of sales, from 44.0% in 2006 to 42.5% in 2007.

This clearly positive result was largely due to the removal of Lipton Ice Tea from the basis of consolidation (after distribution was discontinued), thereby improving the sales mix as this brand had a higher-than-average cost of goods sold compared with other Group operations.

The table below shows the figures for sales and cost of goods sold for 2007, compared with 2006.

The figures are reported on a pro-forma basis to strip out the proportion of sales and cost of goods sold for Lipton Ice Tea, so that the differences between the two periods are shown on a same-structure basis.

	2007		2006 pro forma		% change
	€ million	%	€ million	%	%
Net sales	**957.5**	**100.0%**	**902.4**	**100.0%**	**+6.1%**
Cost of goods sold	(407.2)	–42.5%	(382.9)	–42.4%	+6.4%

The table shows a total cost of goods sold for 2007 which is up 6.4%, in line with sales growth (6.1%) and representing 42.5% of sales, largely unchanged from the previous year (42.4%).

In terms of actual growth in costs, in the latter part of the year the increase in the price of some raw materials, including glass, was significantly higher than inflation.

However, production costs in the last quarter of 2007 reflected the positive impact of the closure of the Sulmona plant, thus mitigating the overall impact of the rise in the cost of goods sold in 2007.

Advertising and promotional costs stood at 18.2% of sales, an increase of 0.7 percentage points on 2006 (17.5%).

This was mainly due to the changes in the basis of consolidation mentioned earlier (Lipton Ice Tea), representing 0.6 percentage points.

In 2006, the significant promotional expenditure on Lipton Ice Tea was almost completely offset by trade allowances received from Unilever, the brand's owner.

As a result, the net impact of these costs on the Group's profit and loss account was minimal, thus limiting advertising and promotional costs as a percentage of sales.

Overall spending on advertising and promotions was increased in 2007 from the previous year, both in absolute terms (+7.2%) and as a percentage of sales (18.2%), with the aim of boosting organic sales growth.

Furthermore, efficiencies obtained from the management of planned campaigns made it possible to step up advertising initiatives for a less than proportional rise in costs, thus limiting the impact on Group margins.

Sales and distribution costs rose by 2.9% compared with 2006, but remained broadly unchanged as a proportion of sales (11.0%).

This result should be considered satisfactory in the light of the general increase in transport costs resulting from rising oil prices and the investments made in sales and marketing operations in key international markets.

Trading profit in 2007 was €270.6 million, up 5.3% on 2006, comprising:

- organic growth of 7.1%;
- external growth of 0.7%;
- a negative exchange rate effect of –2.5%.

Note that the change in the basis of consolidation affected sales and profitability differently.

While the net effect on sales of the change in the basis of consolidation was negative (–2.2%), as the reduction relating to Lipton Ice Tea more than offset revenues from X-Rated, Glen Grant and other brands that generated external growth, the net impact of the change in the basis of consolidation on the Group's trading profit was positive (0.7%), since profits from the new brands outstripped the previous contribution of Lipton Ice Tea (a third-party low-margin brand no longer distributed by the Group).

General and administrative expenses and other operating income and charges went up by 2.6% compared with 2006, but remained unchanged as a proportion of net sales (7.0%).

EBIT before one-offs was €203.4 million, an increase of 6.3% compared with the same period the previous year.

One-offs showed a negative balance of €2.8 million, significantly higher than the negative figure of €0.8 million reported in 2006.

In 2007 the most significant figures were: under costs, charges relating to changes in the Group's management (€2.5 million) and other sundry expenses (€2.2 million); under income, capital gains on the sale of real estate (€1.5 million) and the use of tax reserves, which, excluding provisions for risks, totalled €0.4 million.

EBIT for 2007 was €200.6 million, up by 5.3% versus 2006. The EBIT margin also improved, from 20.4% in 2006 to 20.9%.

Total **depreciation and amortisation** charges were €19.5 million, an increase of 1.7% on the figure of €19.2 million recorded in 2006.

Consequently, **EBITDA before one-offs** was €223.0 million, up 5.9%, while **EBITDA** was €220.1 million, up 4.9%.

Net financial income and charges stood at €17.0 million, up from €15.2 million in 2006.

This increase was due to higher interest rates in the principal currencies, partly offset by the low average debt and a positive exchange rate effect.

Net debt continued to improve steadily year-on-year; the cost of the X-Rated acquisition (around €30 million) in the second half was fully covered by cash flow.

As regards exchange rates, the fall in the US dollar against the euro resulted in a decrease in interest expenses relating for the portion of debt in that currency.

The Group's portion of **profits or losses of companies valued at equity** was negative at €0.3 million, compared with the positive figure of €0.2 million recorded in 2006.

Companies accounted for by the equity method are trading joint ventures that distribute products made by the Group and its partners in major European markets, mainly Belgium, the Netherlands and Spain.

Profit before tax and minority interests grew by 4.4% compared with 2006 to €183.3 million.

Current and deferred **income taxes** were €58.1 million, up 5.2% on 2006.

Net profit before minority interests was €125.2 million, up 4.1% on the previous year.

Following the acquisition of the remaining shares in Skyy Spirits, LLC at the end of 2006, **minority interests** in the Group's profit and loss account were negligible, amounting to less than €0.1 million in 2007, compared with €3.2 million in 2006.

As a result, the **Group's net profit** for the year, which benefited from the 100% consolidation of Skyy Spirits, LLC, totalled €125.2 million, a 6.9% rise on 2006.

The net margin was extremely positive at 13.1%, showing further growth compared with the 2006 figure of 12.6%.

Profitability by business area

IAS 14 states that financial information should be provided in relation to both business area and region, and that companies must determine which of these is the primary reporting segment, and therefore subject to greater disclosure.

The Campari Group's primary reporting segment is business area, where its results are broken down into spirits, wines, soft drinks and other sales.

An analysis of the financial results for each of these four business areas is therefore given.

Trading profit is considered the best measure of performance of individual business areas, as it shows the profitability generated by revenues and costs directly attributable to each brand.

In 2007, the Group's trading profit was €270.6 million, up 5.3% on 2006.

As the table below shows, in 2007 profitability growth for spirits was lower than for the other segments; however, spirits continue to be the Group's core business, generating 81.0% of total profit and 71.8% of net sales.

	2007		2006		2007/2006
	€ million	% of total	€ million	% of total	% change
Spirits	219.3	81.0%	210.6	82.0%	4.1%
Wines	16.6	6.1%	15.2	5.9%	9.1%
Soft drinks	31.8	11.7%	28.6	11.1%	11.0%
Other	2.9	1.1%	2.4	0.9%	21.8%
Consolidated trading profit	270.6	100.0%	256.9	100.0%	5.3%

Spirits

In 2007, spirits generated a trading profit of €219.3 million (31.9% of net sales), up 4.1% on 2006.

	2007		2006		2007/2006
	€ million	% of segment sales	€ million	% of segment sales	% change
Net sales	687.1	100.0%	657.1	100.0%	4.6%
Gross profit	424.6	61.8%	400.6	61.0%	6.0%
Trading profit	219.3	31.9%	210.6	32.1%	4.1%

Stripping out the impact of exchange rates (negative) and changes in the basis of consolidation (positive), organic sales growth for this segment was 6.3%, thanks to a good performance from the most profitable brands (SKYY Vodka, Aperol and Glen Grant), which lifted organic growth in gross profit (7.7%) above that of sales.

	% change total	organic growth	exchange rate effect	external growth
Net sales	4.6%	6.3%	–3.0%	1.3%
Gross profit	6.0%	7.7%	–2.8%	1.0%
Trading profit	4.1%	6.0%	–2.8%	0.9%

Organic growth in trading profit, at 6.0%, was lower than for both net sales and gross profit, as a result of increased spending on advertising and promotions compared with 2006. This mainly concerned the Campari brand, which featured in a new international advertising campaign.

Total profit growth for spirits was hit by a negative exchange rate effect (–2.8%), mainly due to the fall in the US dollar, which eroded the trading profit generated by SKYY Vodka and other brands distributed in the US.

Conversely, changes in the basis of consolidation had a positive, though limited impact of 0.9%.

Wines

The trading profit for wines in 2007 was €16.6 million (11.0% of net sales), up 9.1% on 2006.

	2007		2006		2007/2006
	€ million	% of segment sales	€ million	% of segment sales	% change
Net sales	151.3	100.0%	134.9	100.0%	12.2%
Gross profit	65.7	43.4%	60.8	45.1%	8.1%
Trading profit	16.6	11.0%	15.2	11.3%	9.1%

Organic growth in trading profit was 11.0% in 2007.

There was a negative impact from exchange rate movements (–2.0%), but no changes in the basis of consolidation for this segment.

At constant exchange rates, organic growth in net sales in this segment was extremely positive (+12.5%), with double-digit increases for all the main brands, except Sella & Mosca wines, which grew more slowly (+6.8%), and Teruzzi & Puthod wines, which registered a decline.

This sales mix, with the most profitable wines doing less well, meant that organic growth in gross profit (8.6%) was lower than that for sales in 2007.

	% change Total	organic growth	exchange rate rate effect	external growth
Net sales	12.2%	12.5%	–0.3%	
Gross profit	8.1%	8.6%	–0.5%	
Trading profit	9.1%	11.0%	–2.0%	

The figure for trading profit (+11.0%) was also higher than that for gross profit, as advertising and promotional spending in this segment fell as a percentage of sales compared with 2006, even though it increased in absolute terms.

Soft drinks

Trading profit for the soft drinks business came out at €31.8 million (31.0% of net sales), an increase of 11.0% compared to the previous year.

	2007		2006		2007/2006
	€ million	% of segment sales	€ million	% of segment sales	% change
Net sales	102.4	100.0%	128.0	100.0%	–20.0%
Gross profit	56.9	55.5%	58.0	45.3%	–2.0%
Trading profit	31.8	31.0%	28.6	22.4%	11.0%

Sales in this segment were heavily impacted by the discontinued distribution of Lipton Ice Tea brands on the Italian market at the end of 2006.

In 2007, soft drinks recorded an overall fall in sales of 20.0%, or stripping out the effect of the change in the basis of consolidation, organic growth of 3.5%.

However, note that the trading profit for this segment as a percentage of sales underwent a structural improvement from 22.4% in 2006 to 31.0% in 2007, owing to the discontinued distribution of Lipton Ice Tea, a brand with very low profitability.

	% change Total	organic growth	exchange rate rate effect	external growth
Net sales	–20.0%	3.5%	0.0%	–23.5%
Gross profit	–2.0%	2.6%	0.0%	–4.6%
Trading profit	11.0%	12.1%	0.0%	–1.1%

On a same-structure basis, organic growth in trading profit (12.1%) was higher than it was for sales (3.5%) due to a more efficient marketing mix.

Of the core brands, media spending increased for Crodino in 2007 in proportion with its sales growth, while spending on the promotion of carbonated soft drinks was reduced, resulting in a positive impact on the profit and loss figures for these brands and for the soft drinks segment as a whole.

Other sales

The profitability of the "other sales" segment, which includes co-packing services and sales of raw materials and semi-finished goods to third parties, came in at €2.9 million, an increase of 21.8% on 2006.

	2007		2006		2007/2006
	€ million	% of segment sales	€ million	% of segment sales	% change
Net sales	16.7	100.0%	12.4	100.0%	34.4%
Gross profit	3.2	19.0%	2.7	22.1%	15.7%
Trading profit	2.9	17.7%	2.4	19.5%	21.8%

The strong growth was linked with the recent acquisition of Glen Grant, and was entirely due to the sale to third parties of malt distillate produced by Glen Grant Distillery Company Ltd.

The slightly more modest growth in gross profit and trading profit was due to a reduction in co-packing activity during the year.

	% change Total	organic growth	exchange rate rate effect	external growth
Net sales	34.4%	26.1%	–0.8%	9.1%
Gross profit	15.7%	13.4%	–3.6%	5.9%
Trading profit	21.8%	19.2%	–4.1%	6.7%

FINANCIAL SITUATION

Cash flow statement

The table below shows a simplified and reclassified cash flow statement.

The main difference with the cash flow presented in the consolidated accounts is that the reclassified cash flow statement shows the change in net debt between 1 January and 31 December by stripping out cash flows relating to changes in short-term and long-term debt, and changes in investments in marketable securities (whereas the cash flow included in the consolidated accounts shows the net change in cash and cash equivalents).

This table also shows free cash flow; in other words, cash flow from operating activities net of interest and current investments.

	31 December 2007 € million	31 December 2006 € million
EBIT	200.6	190.5
Depreciation and amortisation	19.5	19.2
Changes in non-cash items	(1.4)	(10.8)
Changes in non-financial assets and liabilities	20.0	(8.7)
Taxes paid	(39.5)	(37.0)
Cash flow from operating activities before changes in working capital	**199.2**	**153.3**
Changes in operating working capital	(29.3)	(25.5)
Cash flow from operating activities	**169.9**	**127.8**
Net interest paid	(15.7)	(12.6)
Cash flow used for investment	**(28.9)**	**(18.8)**
Free cash flow	**125.3**	**96.5**
Acquisitions	(29.3)	(179.4)
Other changes	3.0	33.1
Dividend paid out by the Parent Company	(29.0)	(28.1)
Total cash flow used in other activities	**(55.4)**	**(174.5)**
Exchange rate differences and other changes	21.5	24.4
Change in net debt as a result of operating activities	**91.4**	**(53.6)**
Payable for the exercise of put options on Skyy Spirits, LLC	0.0	45.5
Total net cash flow for the period = change in net debt	**91.4**	**(8.1)**
Net debt at the start of the period	(379.5)	(371.4)
Net debt at the end of the period	(288.1)	(379.5)

In 2007, **cash flow from operating activities** was €169.9 million, significantly higher than the previous year's total of €127.8 million.

The increase in cash flow between the two periods, equivalent to €42.1 million, was due to:

- growth in EBIT of €10.1 million;
- increased depreciation and amortisation of €0.3 million;
- a reduction in non-cash items of €9.4 million;
- an increase of €28.7 million in the item "changes in non-financial assets and liabilities";
- an increase in taxes paid of €2.5 million;
- an increase in operating working capital of €3.8 million.

Note that the item "changes in non-financial assets and liabilities" was positive in 2007 at €20.0 million, versus a negative figure (€ –8.7 million) the previous year; in 2007, the most significant component of this change (€ 13.8 million) related to the change in tax credits and liabilities, and more specifically the increase in excise duty and VAT.

The increase in taxes paid and the change in operating working capital was modest, and in any case proportional to the growth of the business.

After paying net financial charges (€15.7 million) and financing investments (€28.9 million), both higher than in 2006, the Group's **free cash flow** in 2007 amounted to €125.4 million, an increase of €28.9 million compared with 2006.

Investments totalled €34.5 million (for more information, see the paragraph on "Investments" below), €28.9 million of which was financed out of cash flow, due to:

- trade allowances received of €0.7 million;
- advances deducted of €2.2 million;
- proceeds from disposals of €2.6 million.

Cash flow used in other activities (non-operating) totalled €55.4 million in 2007, due to a combination of:

- € 28.1 million used for the acquisition of the X-Rated brands, plus €1.2 million for the acquisition of the Old Smuggler brand for Argentina;
- €29.0 million used for the dividend paid by the Parent Company;
- €3.0 million generated by the sale of own shares (€1.5 million) and settlement of a financial receivable (€1.5 million).

In 2006, cash flow used in other activities (non-operating) was significantly higher, at €174.5 million, comprising:

- €128.9 million for the acquisition of Glen Grant and Old Smuggler, and €48.8 million for the remaining 11% of Skyy Spirits, LLC;
- €28.1 million for the dividend paid by the Parent Company;
- €32.9 million generated by the sale of own shares following the exercise of a stock option plan.

Finally, **exchange rate differences and other changes** had a positive impact of €21.5 million, compared with €24.4 million in 2006.

In 2007, this figure was mainly attributable to the effect of positive exchange rate differences on operating working capital (€4.0 million) and other positive changes (€17.2 million), mainly deriving from the positive valuation of interest rate swaps used to hedge cash flow relating to the Parent Company's bond issue (€10.7 million), as well as other exchange rate differences.

Regarding the 2006 cash flow statement, note that positive cash flow of €45.5 million was recorded in relation to the repayment of the debt reported in 2005 for the possible exercise of put options held by the minority shareholders of Skyy Spirits, LLC; this debt was cancelled following the exercise of the put options at the end of 2006, the cost of which is included in cash flow for acquisitions for the period in the amount actually incurred (€48.8 million).

Breakdown of net debt

Net debt at 31 December 2007 stood at €288.1 million, substantially less than the €379.5 million recorded at 31 December 2006.

The main cash flow items that led to the year-on-year net debt reduction of €91.4 million are shown in the cash flow statement above.

The table below shows the debt structure at the beginning and end of the period.

	31 December 2007 € million	31 December 2006 € million
Cash and cash equivalents	199.8	239.0
Payables to banks	(114.4)	(209.3)
Real estate lease payables	(3.2)	(3.1)
Private placement and bond issue	(17.3)	(17.7)
Other financial receivables and payables	1.3	1.6
Short-term net cash position	**66.3**	**10.4**
Payables to banks	(1.8)	(1.2)
Real estate lease payables	(12.9)	(16.0)
Private placement and bond issue	(338.8)	(370.6)
Other financial receivables and payables	(1.0)	(2.2)
Medium / long-term net debt	**(354.4)**	**(390.0)**
Net debt	**(288.1)**	**(379.5)**

The lower net debt figure at 31 December 2007 is due to a €55.9 million improvement in the short-term net cash position to €66.3 million.

There was also a €35.6 million reduction in medium/long-term net debt to €354.4 million.

This reduction was mainly related to two medium-term loans which at 31 December 2007 showed a decrease of €31.8 million versus the previous year, due to:

- the fall in the US dollar, in which the private placement issued by Redfire, Inc. is denominated (€11.9 million);
- the reclassification from medium/long-term debt to short-term debt of the tranche of the private placement issued by Redfire, Inc. repayable in July 2008 (€8.4 million);
- recognition of the positive effects of the valuation of interest rate swaps used to hedge cash flows from the Parent Company's bond issue (€10.7 million).

Balance sheet

	31 December 2007 € million	31 December 2006 € million
Fixed assets	995.7	990.3
Other non-current assets and liabilities	(63.3)	(56.3)
Operating working capital	290.4	265.1
Other current assets and liabilities	(56.1)	(21.8)
Total invested capital	**1,166.7**	**1,177.3**
Shareholders' equity	878.6	797.8
Net debt	288.1	379.5
Total financing sources	**1,166.7**	**1,177.3**

At 31 December 2007, net invested capital was €1,166.7 million, slightly less than at 31 December 2006 (€1,177.3 million); thus no significant changes were made to the structure of this item during the year.

There was little change in "fixed assets and other non-current assets and liabilities", while the more significant increase in operating working capital (€25.3 million) was offset by an increase in tax liabilities, included here under "other current assets and liabilities" and showing a net change of €34.3 million.

However, there was a more substantial change in the structure of the sources of financing between the two periods: shareholders' equity increased by €80.8 million, while net debt fell by €91.4 million.

As a result, the debt to equity ratio fell significantly from 47.6% at 31 December 2006 to 32.8% at 31 December 2007.

Investments

In 2007 investments totalled €34.5 million, of which:

- €29.5 million was spent on tangible assets;
- €1.7 million was spent on biological assets;
- €3.3 million was spent on intangible assets with a finite life.

Investments in **tangible assets** notably included €14.1 million relating to the new site in Sesto San Giovanni; this project, launched in 2006, will be completed in 2009 at a total investment of around €40 million.

The remaining amount spent on tangible assets during the period was incurred by the Parent Company at its Novi Ligure, Canale and Crodo sites (€8.8 million), and by the Group's subsidiaries, mainly at their production plants (€6.6 million).

The investment in **biological assets** relates to the planting of new vines, made almost entirely by Sella & Mosca S.p.A.

Finally, the €3.3 million spent on **finite-life intangible assets** during the period consists almost entirely of the purchase of licences and the development of other SAP system modules relating to planning, personnel management and product traceability.

Structure of the Campari Group

For information on changes in the Group's structure in 2007, see note 2 of the notes to the accounts "Basis of consolidation".

EVENTS TAKING PLACE AFTER THE END OF THE YEAR

Property disposals

On 27 February 2008, the Parent Company finalised the sale of the plant and associated facilities at Cinisello Balsamo, near Milan, for a total of €6.7 million, generating a capital gain of €6.1 million, recognised in 2008.

The building, used as a storage facility for finished alcohol products until February 2008, was the subject of a preliminary sale agreement in November 2007 and later reclassified under non-current assets held for sale at the net book value of €598 thousand.

In early 2008, preliminary sale agreements were also finalised for two other plots of land at Termoli, where the Company had a production facility until 2003, for a total value of €0.4 million.

The largest and most valuable part of the Termoli site was sold in 2007 (as previously reported), and the entire plant was subject to impairment in 2006 when it was reclassified under non-current assets held for sale at estimated market value.

Launch of SKYY Infusions

On 10 March, Skyy Spirits, LLC, a US company wholly owned by the Campari Group, announced the launch of SKYY Infusions™, a brand new range of highly innovative products in the flavoured vodka category.

SKYY Infusions TM is an all-natural product made from SKYY vodka and pure fruit juice, blended using an exclusive patented infusion process; there are five flavours in the range: lemon, raspberry, cherry, grape and passion fruit.

The range was launched in March using the new packaging designed for SKYY vodka: a taller, sleeker bottle, but still in the characteristic cobalt blue colour.

Prior to the launch, the product underwent quality testing at the Beverage Testing Institute (BTI) in Chicago, and each of the five flavours outperformed all of the other flavoured vodkas in the same category.

During the first quarter of this year, Skyy Spirits, LLC will reduce the stocks of SKYY flavours present on the US market ahead of the imminent launch of SKYY InfusionsTM; as a result, there could be a delay in volumes shipped to US distributors into the second quarter of the year, irrespective of the market response.

New distribution agreement in Spain

From 1 April, the distributor for the Campari Group's core products in Spain will be Zadibe, part of the Diego Zamora Group, a leading international producer and distributor of wines and spirits.

OUTLOOK

The sales and profitability of the Campari Group in 2007 was again extremely positive and more than satisfactory at constant exchange rates and on a same-structure basis.

With reference to the current financial year, an ongoing improvement in results is targeted, and at constant exchange rates, solid growth in sales and profitability can be expected.

Although the economic growth forecasts for 2008 are relatively modest on the whole, certain factors indicate a positive short-term outlook for the countries that represent around three-quarters of the Group's business:

- consumption trends for the Group's leading brands in key markets continue to be extremely encouraging;
- revenues will be boosted by the price increase introduced in 2007 and from the full effect of industrial restructuring;
- the contribution from recent acquisitions will be significant and, in terms of profit (rather than net sales), will help offset the loss caused by the discontinued distribution of 1800 Tequila.

CORPORATE GOVERNANCE

Davide Campari-Milano S.p.A. has adopted the provisions of the Code of Conduct for Listed Companies published in March 2006 as its model for corporate governance.

The corporate governance report for 2007 was prepared based on the "Experimental format for corporate governance reports" published by Borsa Italiana.

In accordance with Article 89-*bis* of the Regulations issued by Consob with Resolution 11971 of 24 February 1999, the aim of this report is to provide the market and shareholders with comprehensive information on the Company's chosen corporate governance model and on the specific adoption, during the 2007 financial year, of all the recommendations contained in the Code, providing explanations of any non-compliance with any of the Code's principles and the action taken in this regard.

The report is available online at www.camparigroup.com, in the Investors/Corporate Governance section.

RISK MANAGEMENT

Risks relating to international trade and operations in emerging markets

In line with its international growth strategy, the Group currently operates in several markets, and plans to expand in certain emerging countries, especially in Asia and Latin America.

Operating in emerging markets makes the Group vulnerable to various risks inherent in international business, including exposure to an often unstable local political and economic environment, exchange rate fluctuations (and related hedging issues), export and import quotas, and limits or curbs on investment, advertising or repatriation of dividends.

Risks relating to licences for the use of third-party brands and licences granted to third parties for use of the Group's brands

At 31 December 2007, some 19% of the Group's consolidated net sales came from the production and/or distribution under licence of third-party products.

Should any of these licensing agreements be terminated for any reason or not renewed, this could have a negative effect on the Group's activities and operating results.

Risks relating to market competition

The Group operates in the highly-competitive alcoholic and soft drinks segments, which attract a large number of players.

The main competitors, however, are large-scale international groups involved in the current wave of mergers and acquisitions, which are operating aggressive strategies at global level.

The Group's competitive position is very close to the biggest global players. As these companies often have greater financial resources and are more diversified in terms of brand portfolios and geographical locations, the Group's exposure to the risks inherent in market competition is particularly significant.

Risks relating to consumer preference and propensity to spend

An important success factor in the drinks industry is the ability to interpret consumer preferences and tastes – particularly those of young people – and to continually adapt sales strategies to anticipate market trends and strengthen and consolidate the product image.

If the Group's ability to understand and anticipate consumer tastes and expectations and to manage its own brands were to decline significantly, this could considerably affect its activities and operating results.

Moreover, the unfavourable economic situation in certain markets is dampening the confidence of consumers, making them less likely to buy drinks.

A risk factor that relates to the demand for spirits in particular is the possible increase in alcohol awareness campaigns, which could hit all sector players, including the Group, in the medium/long term.

Risks relating to legislation in the drinks industry

Activities relating to the alcoholic and soft drinks industry – production, distribution, import and export, sales and marketing – are governed by complex national and international legislation, often drafted with somewhat restrictive aims.

The increasing requirement to protect the health of consumers, particularly young people, could in the future lead to the adoption of new laws and regulations (some from the EU) aimed at discouraging or reducing the consumption of alcoholic drinks.

Such measures could include restrictions on advertising or tax increases for certain product categories.

Any tightening of regulations in the main countries in which the Group operates could lead to a fall in demand for its products.

Exchange rate risk

Around 38% of the Group's consolidated net sales in 2007 came from outside the European Union.

With the growth in the Group's international operations in areas outside the eurozone, a significant fluctuation in exchange rates could hit the Group's activities and operating results, particularly in relation to the US dollar and Brazilian real.

For information about financial risks, see note 35 "Nature and extent of risks arising from financial instruments".

RECONCILIATION OF THE PARENT COMPANY AND GROUP NET PROFIT AND SHAREHOLDERS' EQUITY

Pursuant to the Consob communication of 28 July 2006, the table below shows a reconciliation between the net profit for the period and shareholders' equity at 31 December 2007 for the Group and the Parent Company Davide Campari-Milano S.p.A.

	31 December 2007		31 December 2006	
	Shareholders' equity € / 000	Profit €/ 000	Shareholders' equity €/ 000	Profit €/ 000
Shareholders' equity and net profit of Davide Campari-Milano S.p.A.	543,727	27,483	531,150	119,584
Elimination of book value of consolidated shareholdings:				
difference between book value and pro rata value of shareholders' equity of shareholdings	436,933		355,083	
pro rata results of subsidiaries		318,268		221,162
portion of net profit attributable to minorities	(1,928)	(33)	(1,894)	(3,259)
Elimination of the effects of transactions between consolidated companies:				
elimination of intragroup dividends		(213,750)		(120,856)
elimination of intragroup profits and capital gains	(12,059)	(14,834)	(16,891)	(101,318)
Other operations:				
harmonisation of accounting policies	121	249	3,056	1,745
taxes on subsidiaries' reserves	(564)	7,767	(8,331)	
conversion differences on goodwill in foreign currency	(61,469)		(42,238)	
conversion differences	(28,135)	–	(24,047)	
Group shareholders' equity and net profit	**876,626**	**125,150**	**795,888**	**117,059**
Shareholders' equity and net profit attributable to minorities	1,928	33	1,895	3,234
Consolidated shareholders' equity and net profit	878,554	125,184	797,783	120,292

Macroeconomic situation and equity markets

The world's equity markets ended 2007 in negative territory, with all the leading stock market indices suffering falls in the second half of the year.

The year's headlines were dominated by the US subprime mortgage crisis, which triggered a credit crunch and contributed to the increasing volatility of share prices.

In the eurozone, GDP growth was around 2.5% in 2007, slightly higher than in the US and considerably lower than in emerging countries.

At the end of 2007, the structural component of inflation remained at higher levels compared with a year earlier.

As regards monetary policy, the main central banks adopted a more restrictive attitude in the first half of the year (increasing interest rates from 3.5% to 4%), but were more accommodating at the start of the second half in response to the crisis that hit the financial markets and the resulting economic slowdown.

In the currency markets, 2007 saw the euro continue to rise against other major currencies.

The MSCI Europe finished the year down 1.3%.

This result was mainly due to expectations of an economic downturn, which weighed down the markets in the second half of the year.

In Italy, equity markets substantially underperformed the European index in 2007; year-on-year, the Mibtel was down 7.8%, the S&P/MIB 7.0% and the Midex 13.8%.

The Italian market suffered as a result of its high exposure to the financial sector, which was hardest hit in the second half of the year.

In the Americas, GDP growth was around 2% in 2007, with the economic slowdown more significant here than in other regions.

The Federal Reserve left interest rates unchanged until the start of the autumn, when it announced three cuts in close succession to take base rates to 4.25%.

In the US, the performance of the S&P 500 declined sharply in the second half of the year, and posted growth of 3.5% for the full year.

The impact of the subprime crisis and problems in the credit market hit financial sector profits.

Spirits

Companies in the spirits segment were also affected by the general fall on the stock markets in the second half of 2007.

However, the FTSEurofirst Beverages benchmark recorded growth of 9.7%, confirming the positive trend in place since 2006.

The upbeat performance of this index was supported by the sound fundamentals of spirits companies, which benefited from steady growth in the premium segment of the US market, favourable conditions in emerging markets and market expectations of a fresh wave of mergers and acquisitions.

However, the rise of the euro against the US dollar, the general rise in the cost of raw materials and fears of a slowdown in US consumption had a negative impact on the share prices of spirits companies, particularly in the second half of the year.

Campari share performance

In the current macroeconomic and market conditions, Campari shares, which are listed on the blue chip segment of the Italian stock market (Mercato Telematico Azionario), fell by 12.8% in absolute terms over the period compared with the closing price at 29 December 2006.

Campari shares underperformed Italian market and sector indices.

The share price benefited from the announcement of healthy financial results and the acquisition of Cabo Wabo and X-Rated in the US, which strengthened the Group's brand portfolio on the US market.

However, in the latter part of the year share prices were hit by increased volatility on the equity markets, mainly affecting small and mid cap stocks.

With respect to the leading Italian market and sector indices, Campari shares underperformed the Mibtel and S&P/MIB by 5.0% and 5.8% respectively, but outperformed the Midex by 1.0%.

The shares underperformed the FTSEurofirst Beverages index by 22.5%.

The minimum closing price for the year, recorded on 21 December 2007, was €6.50.

The period's maximum closing price of €8.41 was recorded on 23 July 2007.

In 2007, the daily average trading value for Campari shares was €5.8 million, with an average daily volume of 764 thousand shares.

At 28 December 2007, Campari's market capitalisation was €1,904 million.

Performance of the Campari share price and the Mibtel and FTSEurofirst Beverages indices since 1 January 2007


Campari share price (Euro)
9
8.8
8.6
8.4
8.2
8
7.8
7.6
7.4
7.2
7
6.8
6.6
6.4
6.2
6
5.8
5.6
5.4
5.2
5
Trading volume (thousand shares)
4,000
3,750
3,500
3,250
3,000
2,750
2,500
2,250
2,000
1,750
1,500
1,250
1,000
750
500
250
Jan-07 Jan-07 Mar-07 Apr-07 May-07 Jun-07 Jul-07 Aug-07 Sep-07 Oct-07 Nov-07 Dec-07 Jan-08 Feb-08
Campari (Trading volume)
Campari (share price)
Mibtel (rebased)
FTSEurofirst Beverages (rebased)

Revised shareholder base

At 31 December 2007, the major shareholders were:

Shareholder [1]	No. of ordinary shares	% of share capital
Alicros S.p.A.	148,104,000	51.0%
Cedar Rock Capital	21,857,798	7.5%
Janus Capital Management	14,564,494	5.0%

(1) No shareholders other than those indicated above have notified Consob and Davide Campari-Milano S.p.A. (as per article 117 of Consob regulation 11971/99 on notification of significant holdings) of having shareholdings greater than 2%.

It should be noted that subsequent to the 2007 year end, notification was made that Janus Capital Management had reduced its holding to 1.9%.

Dividend

The dividend proposed for 2007 is €0.11 per share outstanding (+10% compared with the 2006 dividend of €0.10 per share).

The dividend will be paid on 8 May 2008 (coupon no. 4 should be detached on 5 May 2008), except on own shares.

Stock information [1]		2007	2006	2005	2004	2003	2002	2001
Reference share price								
Price at end of period	€	6.56	7.52	6.24	4.73	3.85	3.00	2.64
Maximum price	€	8.41	8.10	6.78	4.78	3.85	3.78	3.10
Minimum price	€	6.50	6.28	4.48	3.57	2.74	2.53	2.18
Average price	€	7.54	7.32	5.74	4.04	3.30	3.16	2.72
Capitalisation and volume:								
Average daily trading volume [2]	Number of shares	763,806	594,348	487,006	429,160	378,940	530,930	723,750
Average daily trading value [2]	€ million	5.8	4.4	2.8	1.7	1.3	1.7	2.1
Stock market capitalisation [2] at end of period	€ million	1,904	2,183	1,812	1,372	1,117	871	766
Dividend:								
Dividend per share [3]	€	0.110	0.100	0.100	0.100	0.088	0.088	0.088
Total dividend [3] [4]	€ million	31.8	29.0	28.1	28.1	24.7	24.7	24.7

(1) Ten-for-one share split effective as of 9 May 2005.

(2) Initial public offering on 6 July 2001 at the price of €3.10 per share. The average daily trading volume in 2001 (after the first week of trading) was 422,600 shares; the average daily trading value in 2001 (after the first week of trading) was €1,145,000.

(3) Proposed dividend for the 2007 financial year.

(4) In 2001, 2002 and 2003, 280,400,000 shares carried dividend rights, equivalent to the number of shares comprising the share capital minus 10,000,000 own shares; in 2004, 281,048,090 shares carried dividend rights; in 2005, 281,356,013 shares carried dividend rights; in 2006, 290,399,453 shares carried dividend rights; for 2007, the number of shares making up the share capital at the ex-date, minus own shares, will carry dividend rights (at the time of the meeting of the Board of Directors on 18 March 2008 this figure stood at 289,355,546).

Stock market indicators (1)		2007 IAS / IFRS	2006 IAS / IFRS	2005 IAS / IFRS	2004 IAS / IFRS	2003 Italian accounting standards	2002 Italian accounting standards	2001 Italian accounting standards
Shareholders' equity per share	€	3.03	2.74	2.39	2.15	1.89	1.65	1.48
Price / book value	x	2.17	2.74	2.61	2.20	2.04	1.82	1.78
Earnings per share (EPS) (2)	€	0.43	0.41	0.42	0.35	0.27	0.30	0.22
P/E (price / earnings)	x	15.2	18.3	14.9	13.7	14.0	10.1	12.1
Payout ratio (dividend / net profit) (3)	%	25.4	24.7	23.8	29.0	30.9	28.5	38.9
Dividend yield (dividend / price) (3) (4)	%	1.7	1.3	1.6	2.1	2.3	2.9	3.3

(1) Ten-for-one share split effective as of 9 May 2005.
(2) For the 2004, 2005, 2006 and 2007 financial years, this is calculated using the weighted average number of ordinary shares outstanding as defined in IAS 33.
(3) Proposed dividend for the 2007 financial year.
(4) Dividend yield calculated using the share price at the end of the period.

Investor relations

The Parent Company attaches great importance to its relationships with shareholders and institutional investors.

In the context of Campari's regular reporting procedures and disclosure of extraordinary operations, the Group met with investors during the year by attending major international and industry conferences and organising a number of events in Italy, as well as in all the main financial centres in Europe, and in the United States and Japan.

In order to facilitate its dialogue with shareholders, the Company has dedicated a section on its website to investor relations, which it constantly updates (http://investors.camparigroup.com).

In addition to financial information (press releases, presentations, annual, half-yearly and quarterly reports, stock market trading information, etc.), the investor relations section also contains information and documents of interest to shareholders, such as organisational charts (composition of the Board of Directors and Board of Statutory Auditors) and corporate governance reports.







CONSOLIDATED ACCOUNTS

FINANCIAL STATEMENTS

Consolidated profit and loss account

	Note	31 December 2007 €/000	*of which related parties €/000*	31 December 2006 €/000	*of which related parties €/000*
Net sales	10	**957,510**	*19,527*	**932,358**	*21,002*
Cost of goods sold	10	(407,183)		(410,203)	
Gross profit		**550,326**		**522,155**	
Advertising and promotional costs	10	(174,639)	*(9,268)*	(163,106)	*(8,206)*
Sales and distribution costs	10	(105,064)	*(4)*	(102,146)	*(219)*
Trading profit		**270,625**		**256,903**	
General and administrative costs and other operating costs	10	(70,056)	*(236)*	(66,390)	*(219)*
Of which: one-offs	10	*(2,835)*		*(846)*	
EBIT		**200,569**		**190,513**	
Net financial income (charges)	10	(16,985)	*128*	(15,189)	*105*
Portion of profit (loss) of companies valued at equity	8	(303)	*(303)*	184	*184*
Profit before tax		**183,281**		**175,508**	
Income taxes	11	(58,097)	–	(55,215)	
Net profit		**125,184**		**120,293**	
Minority interests		(33)		(3,234)	–
Group net profit		**125,150**		**117,059**	–
Basic and diluted earnings per share (€)	12	0.43		0.41	

Consolidated balance sheet

	Note	31 December 2007 €/ 000	*of which related parties €/ 000*	31 December 2006 €/ 000	*of which related parties €/ 000*
ASSETS					
Non-current assets					
Net tangible fixed assets	13	155,418		146,284	
Biological assets	14	15,899		15,008	
Investment property	15	4,014		4,017	
Goodwill and trademarks	16	812,192		816,391	
Intangible assets with a finite life	18	5,089		4,116	
Investments in affiliated companies and joint ventures	8	607		528	
Deferred tax assets	11	15,875		18,495	
Other non-current assets	19	10,009		7,719	
		1,019,103		**1,012,558**	
Current assets					
Inventories	20	166,937		169,872	
Trade receivables	21	279,986	*8,553*	257,120	*6,903*
Financial receivables	22	2,878	*823*	4,849	*2,499*
Cash and cash equivalents	23	199,805		238,975	
Other receivables	21	37,140	*3,000*	38,766	
		686,747		**709,582**	
Non-current assets held for sale	24	2,473		3,918	
Total assets		**1,708,322**		**1,726,058**	
LIABILITIES AND SHAREHOLDERS' EQUITY					
Shareholders' equity					
Share capital	25	29,040		29,040	
Reserves	25	847,587		766,848	
Parent Company's portion of shareholders' equity		876,627		795,888	
Minorities' portion of shareholders' equity	26	1,928		1,895	
		878,555		**797,782**	
Non-current liabilities					
Bonds	27	287,651		322,699	
Other non-current liabilities	27	72,602		70,142	
Staff severance fund and other pension funds	28	11,657		12,631	
Reserve for risks and future liabilities	29	11,038		10,930	
Deferred tax liabilities	11	60,696		56,066	
		443,644		**472,468**	
Current liabilities					
Payables to banks	27	114,375		209,273	
Other financial payables	27	21,168		21,603	
Payables to suppliers	30	156,552	*3,262*	161,907	*1,415*
Payables to tax authorities	32	54,592	*20,107*	26,699	
Other current liabilities	30	39,436		36,326	*14*
		386,122		**455,808**	
Total liabilities and shareholders' equity		**1,708,322**		**1,726,058**	

Consolidated cash flow statement

	Note	31 December 2007 €/000	31 December 2006 €/000
Cash flow from (used in) operating activities			
Operating profit		200,568	190,513
Adjustments to reconcile operating profit with cash flow			
Depreciation and amortisation	10	19,548	19,228
Gains on sales of fixed assets		(1,489)	(11,647)
Write-downs of fixed assets		47	3,306
Allocations to funds		5,072	10,157
Use of funds		(4,620)	(8,679)
Other non-cash items		(403)	(3,905)
Changes in operating working capital		(29,332)	(25,515)
Other changes in non-financial assets and liabilities		20,000	(8,659)
Taxes paid		(39,510)	(36,996)
		169,882	**127,803**
Cash flow from (used in) investing activities			
Purchase of tangible and intangible fixed assets		(33,622)	(18,874)
Gains on sales of tangible fixed assets		2,579	13,090
Payments on account for construction of new headquarters		2,168	(13,000)
Acquisition of trademarks	16	(29,328)	(130,542)
Acquisition of companies or holdings in subsidiaries			(48,905)
Interest income		9,855	17,841
Dividends received		231	131
Other changes	6	1,571	35
		(46,546)	**(180,225)**
Cash flow from (used in) financing activities			
New long-term financing			
Repayment of medium / long-term financing	27	(12,380)	(6,875)
Net change in short-term bank debt	27	(90,992)	96,433
Interest expense		(25,542)	(30,402)
Change in other financial payables and receivables		36	(23,570)
Purchase and sale of own shares	33	1,465	32,950
Net change in marketable securities		975	1,149
Dividends paid out by the Parent Company	25	(29,040)	(28,136)
		(155,478)	**41,549**
Exchange rate movements and other changes in shareholders' equity			
Effect of exchange rate differences on operating working capital		4,045	5,667
Other exchange rate differences and other changes in shareholders' equity		(11,073)	(880)
	17	**(7,029)**	**4,787**
Net change in cash and cash equivalents		**(39,170)**	**(6,086)**
Cash and cash equivalents at start of period		238,975	245,061
Cash and cash equivalents at end of period		199,805	238,975

Statement of changes in shareholders' equity

	Group shareholders' equity						
	Share capital €/000	Legal reserve €/000	Retained earnings €/000	Other reserves €/000	Total €/000	Minority interests €/000	Total shareholders' equity €/000
Balance at 1 January 2006	**29,040**	**5,808**	**644,275**	**14,442**	**693,565**	2,215	695,781
Dividend payout to Parent Company shareholders	–	–	(28,136)	–	(28,136)	–	(28,136)
Dividend payout to minorities	–	–	–	–	–	(3,301)	(3,301)
Acquisition of minority interests	–	–	–	–	–	(245)	(245)
Sale / use of own shares	–	–	23,867	–	23,867	–	23,867
Stock options	–	–	–	2,092	2,092	–	2,092
Conversion difference	–	–	–	(24,047)	(24,047)	(8)	(24,055)
Gain on disposal of own shares	–	–	9,082	–	9,082	–	9,082
Valuation of hedging instruments (cash flow hedge)	–	–	–	3,193	3,193	–	3,193
Tax effect on gains (losses) allocated directly to shareholders' equity	–	–	(787)	–	(787)	–	(787)
Profit for the period	–	–	117,059	–	117,059	3,234	120,292
Balance at 31 December 2006	**29,040**	**5,808**	**765,360**	**(4,320)**	**795,888**	1,895	797,783
Dividend payout to Parent Company shareholders	–	–	(29,040)	–	(29,040)	–	(29,040)
Dividend payout to minorities	–	–	–	–	–	–	–
Purchase of own shares	–	–	(11,132)	–	(11,132)	–	(11,132)
Sale / use of own shares	–	–	9,544	–	9,544	–	9,544
Stock options	–	–	406	2,512	2,918	–	2,918
Conversion difference	–	–	–	(28,135)	(28,135)	–	(28,135)
Gain on disposal of own shares	–	–	3,053	–	3,053	–	3,053
Valuation of hedging instruments (cash flow hedge)	–	–	–	7,873	7,873	–	7,873
Tax effect on gains (losses) allocated directly to shareholders' equity	–	–	507	–	507	–	507
Profit for the period	–	–	125,150	–	125,150	33	125,184
Balance at 31 December 2007	**29,040**	**5,808**	**863,848**	**(22,070)**	**876,626**	**1,928**	**878,555**

Statement of total Group profits and losses

	31 December 2007 €/000	31 December 2006 €/000
Net gains recognised in the fair value reserve, net of related tax effect	7,873	3,193
Capital gain on sale of own shares	3,053	9,082
Tax effect on profits (losses) allocated directly to shareholders' equity	507	(787)
Conversion difference	(28,135)	(24,047)
Profits (losses) allocated directly to shareholders' equity	**(16,702)**	**(12,559)**
Net profit	125,150	117,059
Total profits (losses) reported by the Group for the year	**108,448**	**104,500**
Minorities' profits (losses)	33	3,234
Conversion difference		(8)
Total profits (losses) reported for the year	**108,481**	**107,726**

NOTES TO THE ACCOUNTS

1. General information

Davide Campari S.p.A. is a company listed on the Italian stock market, with registered office at Via Filippo Turati 27, Milan, Italy.

The company is registered with the Milan companies register and REA (business administration register) under no. 1112227.

Davide Campari-Milano S.p.A. is controlled by Alicros S.p.A., which is controlled by Fincorus S.p.A.

The Campari Group operates in 190 countries, boasting a leading position on the Italian and Brazilian markets and prime positions in the US, Germany and Switzerland.

The Group has an extensive product portfolio in three segments: spirits, wines and soft drinks.

The spirits segment encompasses internationally-recognised brands such as Campari, SKYY Vodka and Cynar, as well as brand leaders in local markets including Aperol, CampariSoda, Glen Grant, Ouzo 12, Zedda Piras, Dreher, Old Eight and Drury's.

In the wines segment, apart from Cinzano, which is well-known all over the world, the main brands are Liebfraumilch, Mondoro, Riccadonna, Sella & Mosca and Teruzzi & Puthod.

Lastly, the soft drinks segment covers the extended ranges of Crodino and Lemonsoda, which are leading brands on the Italian market.

The consolidated accounts of the Campari Group for the year ending 31 December 2007 were approved on 18 March 2008 by the Board of Directors of the Parent Company Davide Campari-Milano S.p.A., which has authorised their publication.

The Board of Directors reserves the right to amend the results should any significant events occur that require changes to be made, up to the date of the shareholders' meeting of the Parent Company.

The accounts are presented in euro, the reference currency of the Parent Company and many of its subsidiaries.

2. Preparation criteria

The consolidated accounts for the year ending 31 December 2007 were prepared in accordance with the international accounting standards (IFRS) issued by the International Accounting Standards Board (IASB) and ratified by the European Union.

These also include all the revised international accounting standards (International Accounting Standards – IAS) and interpretations of the International Financial Reporting Interpretations Committee (IFRIC) and its predecessor, the Standing Interpretations Committee (SIC).

The accounts were prepared on a cost basis, with the exception of financial derivatives, assets held for sale, biological assets and new acquisitions, which were reported at fair value.

The book value of assets and liabilities subject to fair value hedging transactions, which would otherwise be recorded at cost, has been adjusted to take account of the changes in fair value attributable to the risk being hedged.

Unless otherwise indicated, the figures reported in these notes are expressed in thousand euro.

Consolidation principles

The consolidated accounts include the profit and loss accounts and balance sheets of the Parent Company and the Italian and foreign companies over which the Parent Company exercises direct or indirect control, as defined in IAS 27 (Consolidated and Separate Financial Statements).

For the purpose of consolidation, the accounts of these companies, which have the same financial year as the Parent Company, were approved by the respective boards of directors and drafted in accordance with the international accounting standards adopted by the Group.

Joint ventures and companies over which the Group exercises a significant influence are accounted for by the equity method.

Form and content

In accordance with the format selected by the Campari Group, the profit and loss account is classified by function, and the balance sheet shows current and non-current assets and liabilities separately.

We consider that this format will provide a more meaningful representation of the items that have contributed to the Group's results and its balance sheet and financial position.

In the profit and loss account (classified by function), the EBIT line is shown before and after one-offs such as capital gains / losses on the sale of shareholdings, restructuring costs and any other non-recurring income / expenses.

The definition of "non-recurring" conforms to that set out in the Consob communication of 28 July 2006 (DEM/6064296).

In 2007, the Group did not carry out any atypical and / or unusual transactions, which are defined in the above-mentioned Consob communication as significant / substantial transactions that are atypical and / or unusual because the counterparties, the object of the transaction, the method used to determine the price and the timing of the transaction (proximity to year end) could give rise to doubts over the accuracy or completeness of the information provided in the accounts, conflicts of interest, safeguarding of company assets and the protection of minority shareholders.

The cash flow statement was prepared using the indirect method.

With regard to the segment information required by IAS 14, the Group's primary reporting is by business segment and its secondary reporting by geographical segment.

Basis of consolidation

The tables below list the companies included in the basis of consolidation at 31 December 2007.

		Share capital at 31 December 2007		% owned by the Parent Company		
Name, activity	Location	Currency	Amount	Direct	Indirect	Direct shareholder
PARENT COMPANY						
Davide Campari-Milano S.p.A., manufacturing and holding company	Via Filippo Turati 27, Milan	€	29,040,000			
SUBSIDIARIES CONSOLIDATED USING LINE-BY-LINE METHOD						
Italy						
Campari Italia S.p.A., trading company	Via Filippo Turati 27, Milan	€	1,220,076	100.00		
Sella & Mosca S.p.A., manufacturing, trading and holding company	Località I Piani, Alghero	€	15,726,041	12.00	88.00	Zedda Piras S.p.A. (88%), Davide Campari-Milano S.p.A. (12%)
Sella & Mosca Commerciale S.r.l., trading company	Località I Piani, Alghero	€	100,000		100.00	Sella & Mosca S.p.A.
Zedda Piras S.p.A., manufacturing, trading and holding company	Piazza Attilio Deffenu 9, Cagliari (operational headquarters in Alghero)	€	16,276,000	100.00		
Turati Ventisette S.r.l., dormant company	Via Filippo Turati 27, Milan	€	10,000	100,00		

		Share capital at 31 December 2007		% owned by the Parent Company		
Name, activity	Location	Currency	Amount	Direct	Indirect	Direct shareholder
Europe						
Campari Deutschland GmbH, trading company	Bajuwarenring 1, Oberhaching	€	5,200,000		100.00	DI.CI.E. Holding B.V.
Campari Finance Belgium S.A. finance company	Avenue Emile Maxlaan 152-154, Brussels	€	246,926,407	61.00	39.00	Davide Campari-Milano S.p.A. (61%), Glen Grant Ltd. (39%)
Campari Teoranta, finance and services company	Merchants Hall, 25 - 26 Merchants Quay, Dublin	€	1,000,000		100.00	DI.CI.E. Holding B.V.
Campari France, manufacturing company	15 ter, Avenue du Maréchal Joffre, Nanterre	€	2,300,000		100.00	DI.CI.E. Holding B.V.
Campari International S.A.M., trading company	7 Rue du Gabian, Monaco	€	180,000,000		100.00	DI.CI.E. Holding B.V.
Campari Schweiz A.G., trading company	Lindenstrasse 8, Baar	CHF	2,000,000		100.00	DI.CI.E. Holding B.V.
Koutsikos Distilleries S.A., manufacturing company	6 & E Street, A' Industrial Area, Volos	€	2,239,405		100.00	N. Kaloyannis Bros. S.A.
DI.CI.E. Holding B.V., holding company	Atrium, Strawinskylaan 3105, Amsterdam	€	15,015,000	100.00		
Lacedaemon Holding B.V., holding company	Atrium, Strawinskylaan 3105, Amsterdam	€	10,465,000		100.00	DI.CI.E. Holding B.V.
N.Kaloyannis Bros. S.A., holding company	6 & E Street, A' Industrial Area, Volos	€	8,884,200		100.00	O-Dodeca B.V.
O-Dodeca B.V., holding company	Atrium, Strawinskylaan 3105, Amsterdam	€	2,000,000		75.00	Lacedaemon Holding B.V.
Prolera LDA, services company	Rua Dos Murças 88, Funchal	€	5,000	100.00		
Société Civile du Domaine de Lamargue, manufacturing and trading company	Domaine de la Margue, Saint Gilles	€	4,793,183		100.00	Sella & Mosca S.p.A.
Glen Grant Whisky Company Ltd., dormant company	Glen Grant Distillery, Rothes, Morayshire	GBP	1,000,000		100.00	DI.CI.E. Holding B.V.
Glen Grant Distillery Company Ltd., manufacturing and trading company	Glen Grant Distillery, Rothes, Morayshire	GBP	1,000,000		100.00	Glen Grant Ltd.
Glen Grant Ltd., holding company	Glen Grant Distillery, Rothes, Morayshire	GBP	24,949,000		100.00	DI.CI.E. Holding B.V.
Old Smuggler Whisky Company Ltd., manufacturing and trading company	Glen Grant Distillery, Rothes, Morayshire	GBP	1,000,000		100.00	Glen Grant Ltd.
Campari Austria GmbH, trading company	Parkring 10 / Liebenberggasse 7, Wien	€	500,000		100.00	DI.CI.E. Holding B.V.

Name, activity	Location	Share capital at 31 December 2007 Currency	Amount	% owned by the Parent Company Direct	Indirect	Direct shareholder
Americas						
Campari Argentina S.R.L, trading company	Bouchard 710, Buenos Aires	AR$	3,300,000		100.00	DI.CI.E. Holding B.V. (95%), Lacedaemon Holding B.V. (5%)
Campari do Brasil Ltda., manufacturing and trading company	Alameda Rio Negro 585, Edificio Demini, Conjunto 62, Alphaville-Barueri-SP	BRL	192,413,102	100.00		
Gregson's S.A., trademark holder	Plaza de Cagancha 1335, Oficina 604, Montevideo	UYU	175,000		100.00	Campari do Brasil Ltda
Redfire, Inc., holding company	One Beach Street, Suite 300, San Francisco	US$	266,324,274	100.00		
Skyy Spirits, LLC, trading company	One Beach Street, Suite 300, San Francisco	US$	15,348,729		100.00	Redfire, Inc.
Red Fire Mexico, S.A. de C.V. trading company	Av. Circo Agustín Yánez No. 2613-1A-113, Col Arcos Vallarta Sur, Guadalajara, Jalisco	MXN	3,000		100.00	DI.CI.E. Holding B.V.
China						
Qingdao Sella & Mosca Winery Co. Ltd., manufacturing and trading company	8 Pingu Horticultural Farm, Yunshan County, Pingdu City, Qingdao, Shandong Province	RMB	24,834,454		93.67	Sella & Mosca S.p.A.
Campari (Beijing) Trading Co. Ltd., trading company	Xingfu Dasha Building, block B, room 511, n° 3 Dongsanhuan BeiLu, Chaoyang District, Beijing	RMB	1,005,530		100.00	DI.CI.E. Holding B.V.

Name, location, activity	Location	Capital at 31 December 2007 Currency	Amount	% owned by the Parent Company Indirect	Direct shareholder	Valuation method
Other holdings						
Fior Brands Ltd., trading company (*)	Springfield House, Laurelhill Business Park, Stirling	GBP	100	50.00	DI.CI.E. Holding B.V.	equity
International Marques V.o.f., trading company	Nieuwe Gracht 11, Haarlem	€	210,000	33.33	DI.CI.E. Holding B.V.	equity
M.C.S. S.c.a.r.l., trading company	Millenium Park, Avenue de la Métrologie 10, Bruxelles	€	464,808	33.33	DI.CI.E. Holding B.V.	equity
SUMMA S.L., trading company	Alcobendas, Calle Cantabria no. 2, Planta 2, Officina B1, Edificio Amura, Alcobendas, Madrid	€	342,000	30.00	DI.CI.E. Holding B.V.	equity

(*) company in liquidation

In 2007, changes in the basis of consolidation were as follows:
- Campari Austria GmbH, a trading company operating on the Austrian market, was established;
- Campari (Beijing) Trading Co. Ltd., a trading company operating in the Chinese market, was established;
- Campari Argentina S.r.l., a trading company set up to sell the Scotch whisky Old Smuggler on the Argentine market, became operational;
- Fior Brands was placed in liquidation.

These changes had no significant effects on the Group's results or shareholders' equity.

The following transactions also related to the basis of consolidation, but with no effects:
- Teruzzi & Puthod S.r.l. and Giannina S.r.l. were merged into Sella & Mosca S.p.A. on 1 November 2007;
- Glen Grant S.r.l. was merged into the Parent Company on 1 September 2007;
- on 1 December 2007 the Parent Company transferred the Enrico Serafino wine business to Sella & Mosca S.p.A.

Subsidiaries

All subsidiaries are consolidated on a line-by-line basis.

Under this method, all assets and liabilities, and expenses and revenues for consolidated companies are fully reflected in the consolidated accounts.

The book value of the equity investments is eliminated against the corresponding portion of the shareholders' equity of the subsidiaries. Individual assets and liabilities are assigned the value attributed to them on the date control was acquired.

Any positive difference is recorded under the assets item "goodwill", and any negative amount is taken to the profit and loss account.

The minority interests in shareholders' equity and net profit are reported under appropriate items in the accounts; in the case of shareholders' equity, the amount is determined on the basis of the values assigned to assets and liabilities on the date control was assumed, excluding any related goodwill.

Affiliated companies and joint ventures

These companies are reported in the consolidated accounts using the equity method, starting on the date when significant influence or joint control begins and ending when such influence or control ceases.

If the Group's portion of any losses of affiliates exceeds the book value of the equity investment in the accounts, the value of the equity investment is eliminated, and the share of further losses is not reported, unless, and to the extent to which, the Group is responsible for covering such losses.

Transactions eliminated during the consolidation process

When preparing the consolidated accounts, unrealised profits and losses resulting from intragroup transactions are eliminated, as are the entries giving rise to payables and receivables, and costs and revenues between the companies included in the basis of consolidation.

Unrealised profits and losses generated on transactions with affiliated or joint venture companies are eliminated to the extent of the Group's percentage interest in those companies.

Dividends collected from consolidated companies are eliminated.

Currency conversion criteria and exchange rates applied to the accounts

Figures expressed in currencies other than the accounting currency (euro) are converted as follows:
- profit and loss items are converted at the average exchange rate for the year, while balance sheet items are converted at year-end exchange rates; exchange rate differences resulting from the application of the

different methods for conversion to Euro of profit and loss and balance sheet items are recorded under the shareholders' equity reserve "foreign currency conversion reserve", until the holding in question is sold;

- any conversion differences between the value of shareholders' equity at the beginning of the year, as converted at the prevailing rate, and the value of shareholders' equity converted at the year-end rate for the previous year are also recorded under the "foreign currency conversion reserve."

When preparing the consolidated cash flow statement, average exchange rates were used to convert the cash flows of foreign subsidiaries.

The exchange rates used for conversion transactions are shown below.

	31 December 2007		31 December 2006	
	Average rate	Final rate	Average rate	Final rate
US dollar	1.3706	1.4721	1.2555	1.3170
Swiss franc	1.6427	1.6547	1.5731	1.6069
Brazilian real	2.6646	2.6108	2.7318	2.8133
Uruguayan peso	32.0720	31.6992	30.1323	32.1394
Chinese renminbi	10.4186	10.7524	10.0079	10.2793
UK pound	0.6846	0.7334	0.6818	0.6715

3. Summary of accounting principles

Intangible assets

Intangible assets include all assets without any physical form that are identifiable, controlled by the company and capable of producing future economic benefits, as well as goodwill when purchased for consideration.

Intangible assets acquired are recorded under assets, in accordance with IAS 38 (Intangible Assets), when it is likely that the use of the assets will generate future economic benefits, and when the cost can be reliably determined.

These assets are reported at purchase cost including all allocable ancillary costs.

Assets produced internally, excluding development costs, are not capitalised and are reported on the profit and loss account for the financial year in which they are incurred.

Intangible assets acquired through business combinations are capitalised at fair value on the date of acquisition.

Intangible assets with a finite life are amortised on a straight-line basis in relation to their remaining useful life, taking into account losses due to a reduction in accumulated value.

The costs of development projects and studies are recorded in the profit and loss account in full in the year in which they are incurred.

Advertising costs are recorded in full in the year in which they are incurred; according to the matching principle, if these costs relate to two financial years they are allocated based on the duration of the advertising campaign.

Costs relating to industrial patents, concessions, licences and other intangible assets are listed on the assets side of the balance sheet only if they are able to produce future economic benefits for the company. These costs are amortised according to the period of use, if this can be defined, or according to contract duration.

Software licences represent the cost of purchasing licences and, if incurred, external consultancy fees or internal personnel costs necessary for training.

These costs are booked in the year in which the internal or external costs are incurred for training personnel in their use and other related costs.

Costs recorded under intangible fixed assets are amortised over their useful life.

These assets are generally amortised over three years.

Goodwill and trademarks, which result from acquisitions and qualify as intangible assets with an indefinite life, are not amortised.

The possibility of recovering their reported value is ascertained at least annually, and in any case, when events occur leading to the assumption of a reduction in value using the criteria indicated in the "Impairment" section.

For goodwill, a test is performed on the smallest aggregate to which the goodwill relates.

On the basis of this, management directly or indirectly assesses the return on investment including goodwill.

Goodwill write-downs cannot be recovered in future periods.

Business combinations

Business combinations are booked using the purchase method.

Goodwill acquired in mergers and acquisitions is initially measured as the excess of the cost of the business combination over the Group's portion of the net fair value of the identifiable assets, liabilities and contingent liabilities (of the acquired company).

After the initial entry, goodwill is measured at cost less cumulative impairment.

To establish whether impairment has occurred, the goodwill acquired in a business combination is allocated on the date of the acquisition to the individual cash-generating units of the Group or to the groups of cash-generating units likely to benefit from merger synergies, whether or not other assets or liabilities from the acquisition are assigned to these units or groups of units.

When the goodwill is part of a cash-generating unit (group of cash-generating units) and some of the internal assets of the unit are sold, the goodwill associated with the assets sold is included in the book value of the assets in order to establish the profit or loss generated by the sale.

Goodwill sold in this way is measured according to the value of the assets sold and the value of the remaining portion of the unit.

When the Group acquires a business, the embedded derivatives separate from the host contract agreement are not revalued on the date of acquisition, unless the business combination establishes a change in the terms of the contract that significantly modifies the cash flows which would otherwise be required under the contract.

Tangible fixed assets

Property, plant and equipment are recorded at acquisition or production cost, gross of capital grants (if received) and directly charged expenses.

Any costs incurred after purchase are capitalised provided that they increase the future financial benefits generated by using the asset.

All other costs are posted to the profit and loss account when incurred.

The replacement costs of identifiable components of complex assets are allocated to assets on the balance sheet and depreciated over their useful life.

The residual value recorded for the component being replaced is allocated to the profit and loss account; other costs are charged to the profit and loss account when the expense is incurred.

Financial charges are posted to the profit and loss account when incurred.

If there are current obligations for dismantling or removing assets and cleaning up the related sites, the assets' reported value includes the estimated (discounted) costs to be incurred when the structures are abandoned, which are reported as a contra entry to a specific reserve.

The impact of revising the estimate of these costs is explained in the "reserve for risks and future liabilities" section.

Ordinary maintenance and repair expenses are charged to the profit and loss account in the period in which they are incurred.

Improvements to third-party assets are classified under tangible assets, in keeping with the nature of the cost incurred.

The depreciation period corresponds to the shorter of the remaining useful life of the tangible asset and the remaining term of the lease contract.

Assets held under finance lease contracts, which essentially assign to the Group all the risks and benefits tied to ownership, are recognised as Group assets at their current value, or the present value of the minimum lease payments, whichever is lower.

The corresponding liability to the lessor is reported in the accounts under financial payables.

These assets are depreciated using the policies and rates indicated below.

Leasing arrangements in which the lessor, in essence, retains all the risks and benefits tied to the ownership of the assets, are classified as operating leases, and the related costs are reported in the profit and loss account over the term of the contract.

The depreciation period runs from the time the asset is available and ready for use, and the depreciation charge is allocated directly to the asset.

Depreciation ceases on the date when the asset is classified as held for sale, in accordance with IFRS 5, or on the date on which the asset is eliminated for accounting purposes, whichever occurs first.

Depreciation is applied using the straight-line method, based on each asset's estimated useful life as established in accordance with the company's plans for use of such assets, taking into account wear and tear and superseding of technology, and the likely estimated realisable value net of disposal costs.

When the tangible asset consists of several significant components with different useful lives, depreciation is applied to each component individually.

The amount to be depreciated is represented by the reported value less the estimated net market value at the end of its useful life, if this value is significant and can be reasonably determined.

Land, even if acquired in conjunction with a building, is not depreciated, and nor are available-for-sale tangible assets, which are reported at the lower of their recorded value and fair value less disposal costs.

Rates are as follows:

– major real estate assets and light construction	3%-5%
– plant and machinery	10%-25%
– furniture, and office and electronic equipment	10%-30%
– motor vehicles	20%-40%
– miscellaneous equipment	20%-30%

A fixed asset is eliminated from the balance sheet at the time of sale or when there are no future economic benefits associated with its use or disposal.

Any profits or losses are included in the profit and loss account in the year of this elimination.

Capital grants

Capital grants are recorded when there is a reasonable certainty that all requirements necessary for access to such grants have been met and that the grant will be disbursed.

This generally occurs at the time the decree acknowledging the benefit is issued.

Capital grants relating to tangible assets are reported as deferred revenues and credited to the profit and loss account over the period corresponding to the useful life of the asset concerned.

Impairment

The Group ascertains, at least annually, whether there are indications of a potential loss in value of intangible and tangible assets.

If the Group finds that such indications exist, it estimates the recoverable value of the relevant asset.

In addition, intangible assets with an indefinite useful life, or that are not available and ready for use, are subject to a test for a reduction in value each year, or more frequently if there is an indication that the asset may have been subject to a loss in value.

The ability to recover the assets is ascertained by comparing the reported value to the related recoverable value, which is represented by the greater of the fair value less disposal costs and the usage value.

In the absence of a binding sale agreement, the fair value is estimated on the basis of recent transaction values in an active market, or based on the best information available to determine the amount that could be obtained from selling the asset.

The usage value is determined by discounting expected cash flows resulting from the use of the asset, and if significant and reasonably determinable, the cash flows resulting from its sale at the end of its useful life.

Cash flows are determined on the basis of reasonable, documentable assumptions representing the best estimate of the future economic conditions that will occur during the remaining useful life of the asset, with greater weight given to outside information.

The discounting is done using a rate that takes into account the implicit risk of the business segment.

When it is not possible to determine the recoverable value of an individual asset, the Group estimates the recoverable value of the unit that incorporates the asset and generates cash flows.

A loss of value is reported if the recoverable value of an asset is lower than its book value.

This loss is posted to the profit and loss account unless the asset was previously written up through a shareholders' equity reserve.

In this case, the reduction in value is first allocated to the revaluation reserve.

If, in a future period, a loss on assets, other than goodwill, does not materialise or is reduced, the book value of the asset or unit generating cash flows is increased up to the new estimate of recoverable value, and may not exceed the value that would have been determined if no loss from a reduction in value had been reported.

The recovery of a loss of value is posted to the profit and loss account, unless the asset was previously reported at its revalued amount.

In this case, the recovery in value is first allocated to the revaluation reserve.

Investment property

Property and buildings held to generate lease income ("investment property") are valued at cost less accumulated depreciation and losses due to a reduction in value.

The depreciation rate for buildings is 3%, while land is not depreciated.

Property investments are eliminated from the balance sheet when they are sold or when the investment is unusable in the long-term and no future economic benefits are expected from its sale.

Biological assets

Biological assets are valued, when first reported and at each subsequent reporting date, at their fair value, less estimated point-of-sale costs.

The related agricultural produce is valued at cost, which is approximately the fair value less estimated point-of-sale costs at harvest.

Financial assets and liabilities

Financial instruments held by the Group are categorised as follows.

Financial assets include holdings in affiliated companies and joint ventures, short-term securities, financial receivables, which in turn include the positive fair value of financial derivatives, trade and other receivables and cash and cash equivalents.

Specifically, cash and cash equivalents include cash, bank deposits and highly marketable securities that can be quickly converted into cash, and which carry an insignificant risk of a change in value.

The maturity of deposits and securities in this category is less than three months.

Short-term securities include securities maturing in one year or less, and marketable securities representing a temporary investment of cash that do not meet the requirements for classification as cash equivalents.

Financial liabilities include financial payables, which in turn include the negative fair value of financial derivatives, trade payables and other payables.

Financial assets and liabilities are booked in accordance with IAS 39 (Financial instruments: Recognition and Measurement), in the following categories:

Financial assets at fair value with changes recorded in the profit and loss account

This category includes assets held for trading and assets designated at the initial reporting as financial assets at fair value with changes recorded in the profit and loss account.

Assets held for trading are all those assets acquired with the intention of sale in the short term.

Profits and losses from assets held for trading are entered in the profit and loss account.

Investments held to maturity

Financial assets, that are not derivatives, to be held to maturity are reported at cost, represented by the fair value of the initial consideration given in exchange plus transaction costs (e.g. commissions, consulting fees, etc).

The initial reported value is then adjusted to take into account repayments of principal, any write-downs and the amortisation of the difference between the repayment amount and the initial reported value.

Amortisation is applied on the basis of the effective internal interest rate represented by the rate which, at the time of initial reporting, would make the present value of expected cash flows equal to the initial reported value (known as the amortised cost method).

The profits and losses are entered in the profit and loss account when the investment is eliminated for accounting purposes or when impairment occurs beyond the amortisation process.

Current financial assets and securities to be held until maturity are reported on the basis of the trading date, and, at the time they are first entered in the accounts, they are valued at purchase cost including ancillary transaction costs.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments, which are not listed on an active market.

After the initial reporting, these assets are valued according to the criterion of amortised cost using the effective discount rate method net of any provision for loss of value.

Profits and losses are recorded in the profit and loss account when loans and receivables are eliminated for accounting purposes or when a loss of value is apparent beyond the amortisation process.

Financial assets available for sale

Financial assets available for sale, excluding derivatives, are those designated as such or not classified under any of the three previous categories.

After the first reporting, the financial instruments available for sale and those held for trading are valued at their current value.

If the market price is not available, the current value of financial instruments available for sale is measured using the most appropriate valuation methods, such as the analysis of discounted cash flows performed using market information available on the reporting date.

In the absence of reliable information, they are held at cost.

Profits and losses on financial assets available for sale are recorded directly in shareholders' equity up to the time the financial asset is sold or written down.

At that time the accumulated profits and losses, including those previously posted to shareholders' equity, are included in the profit and loss account for the period.

Elimination of financial assets and liabilities

A financial asset (or where applicable, part of a financial asset or part of a group of similar financial assets) is eliminated from the accounts when:

- the rights to receive income from financial assets are no longer held;
- the Group reserves the right to receive income from financial assets, but has taken on a contractual obligation to pay such income in full and without delay to a third party;
- the Group has transferred the right to receive income from financial assets and: (i) has transferred all the risks and benefits relating to the ownership of the financial asset, or (ii) has not transferred nor retained all the risks and benefits relating to the ownership of the financial asset, but has transferred control of the asset.

When the Group has transferred the rights to receive financial income from an asset, and it has neither transferred nor retained all the risks and benefits or it has not lost control of the same, the asset is reported on the Group's balance sheet to the extent of its remaining involvement in the asset.

A financial liability is eliminated from the accounts when the underlying obligation of the liability is no longer held, or cancelled, or has been settled.

In cases where an existing financial liability is substituted by another with the same lender under different conditions, or where the conditions of an existing liability are changed, the substitution or change is treated in the accounts as an elimination of the original liability, and a new liability is reported, with any difference in the accounting values allocated to the profit and loss account.

Financial derivatives and hedging transactions

Financial derivatives are used solely for hedging purposes to reduce exchange and interest rate risk.

In accordance with IAS 39, financial derivatives may be recorded using hedge accounting procedures only if, at the beginning of the hedge, a formal designation has been made and the documentation for the hedge relationship exists, and if it is assumed that the hedge is highly effective; it must be possible for this effectiveness to be reliably measured, and the hedge must prove highly effective during the accounting periods for which it is designated.

All financial derivatives are measured at their fair value pursuant to IAS 39.

Where financial instruments meet the requirements for being reported using hedge accounting procedures, the following accounting treatment is applied:

• *Fair value hedge* – if a financial derivative is designated to hedge exposure to changes in the fair value of an asset or liability attributable to a particular risk that could have an impact on the profit and loss account, the profits or losses resulting from the subsequent valuations of the fair value of the hedging instrument are reported in the profit and loss account. The gain or loss on the hedged entry, which is attributable to the hedged risk, is reported as a portion of the book value of this entry and as a contra entry in the profit and loss account.

• *Cash flow hedge* – if a financial instrument is designated as a hedge of exposure to the cash flow fluctuations of an asset or liability reported in the accounts, or of a highly likely expected transaction that could have an impact on the profit and loss account, the effective portion of the profits or losses on the financial instrument is reported under shareholders' equity.

Accumulated profits or losses are removed from shareholders' equity and recorded in the profit and loss account in the same period in which the transaction being hedged has an impact on the profit and loss account.

The profit or loss associated with a hedge, or the portion of the hedge that has become ineffective, is posted to the profit and loss account when the ineffectiveness is reported.

If a hedge instrument or hedge relationship is closed out, but the transaction being hedged has not been carried out, the accumulated profits and losses, which, until that moment had been posted to shareholders' equity, are reported in the profit and loss account at the time the related transaction is carried out.

If the transaction being hedged is no longer considered likely to take place, the pending unrealised profits or losses in shareholders' equity are recorded in the profit and loss account.

If hedge accounting cannot be applied, the profits or losses resulting from the valuation of the financial derivative at its present value are posted to the profit and loss account.

IAS 39 (Financial Instruments: Recognition and Measurement) allows the foreign currency risk of a highly probable intragroup transaction to qualify as the hedged item in a cash flow hedge, provided that the transaction is denominated in a currency other than the functional currency of the company entering into the transaction and that the foreign currency risk will affect the consolidated financial statements.

In addition, if the hedge of a forecast intragroup transaction qualifies for hedge accounting, any gain or loss that is recognised directly in shareholders' equity, in accordance with the rules of IAS 39, must be reclassified in the profit and loss account in the same period in which the currency risk of the hedged transaction affects the consolidated profit or loss account.

Own shares

Own shares are reported as a reduction in respect of shareholders' equity.

The original cost of the own shares and the economic effects of any subsequent sales are reported as movements in shareholders' equity.

Inventories

Inventories of raw materials, and semi-finished and finished products are valued at the lower of purchase or manufacturing cost, determined using the weighted average cost method, and market value.

Work in progress is recorded at the purchase cost of the raw materials used including the actual manufacturing costs incurred at the point of manufacturing reached.

Inventories of raw materials and semi-finished products no longer useable in the production cycle and inventories of unsaleable finished products are fully written down.

Low-value replacement parts and maintenance equipment not used in connection with a single asset item are reported as inventories and recorded in the profit and loss account when used.

Non-current assets held for sale

Non-current assets classified as held for sale include non-current assets (or disposal groups) whose book value will be recovered primarily from their sale rather than their ongoing use, and whose sale is highly probable in the short term.

Non-current assets classified as held for sale are valued at the lower of their net book value and current value, less sale costs.

Employee benefits

Post-employment benefit plans

Group companies provide post-employment benefits for staff, both directly and by contributing to external funds.

The procedures for providing these benefits vary according to the legal, fiscal and economic conditions in each country in which the group operates.

Group companies provide post-employment benefits through defined-contribution and / or defined-benefit plans.

Defined benefit plans

The Group's obligations and the annual cost reported in the profit and loss account are determined by independent actuaries using the projected unit credit method.

The net accumulated value of actuarial profits and losses is reported in the profit and loss account.

The costs associated with an increase in the present value of the obligation, resulting from the approach of the time when benefits will be paid, are included under financial charges.

Assets and liabilities relating to defined benefits include the present value of defined benefit obligations, less any social security costs relating to past work that have not yet been recorded, less the fair value of the assets that will be used to discharge the obligations directly.

Defined contribution plans

Since the Group fulfils its obligations by paying contributions to a separate entity (a fund), with no further obligations, the company records its contributions to the fund in respect of employees' service, without making any actuarial calculation.

Where these contributions have already been paid at the reporting date, no liabilities are recorded on the balance sheet.

Compensation plans in the form of stock options

The Group pays additional benefits in the form of stock option plans to employees, directors and individuals who regularly do work for one or more Group companies.

Pursuant to IFRS 2 (Share-Based Payment), the total fair value of the stock options on the allocation date is to be reported in the profit and loss account as a cost, in the period beginning at the time of allocation and ending on the date on which the employees, directors and individuals concerned who regularly do work for one or more Group companies become fully entitled to receive the stock options.

Changes in the present value following the allocation date have no effect on the initial valuation.

The fair value of stock options is represented by the value of the option determined by applying the Black-Scholes model, which takes into account the conditions for exercising the options, as well as the current share value, expected volatility and risk-free rate.

The stock options are recorded at fair value with a contra entry under "stock option reserve".

The Group applied the transitional provisions of IFRS 2, and therefore applied the principle to allocations of stock options approved after 7 November 2002 that had not accrued on the effective date of IFRS 2 (1 January 2005).

The dilutive effect of options not yet exercised is included in the calculation of diluted earnings per share.

Reserve for risks and future liabilities

Provisions for risks and future liabilities are reported when:

- the existence of a current legal or implicit obligation, resulting from a past event, is likely;
- it is likely that the fulfilment of the obligation will require some form of payment;
- the amount of the obligation can be reliably estimated.

Provisions are reported at a value representing the best estimate of the amount the company would reasonably pay to discharge the obligation or transfer it to third parties on the reporting date.

Where the financial impact of time is significant, and the payment dates of the obligations can be reliably estimated, the provision is discounted.

The increase in the related reserve over time is allocated to the profit and loss account under "financial income (charges)".

Reserves are periodically updated to reflect changes in cost estimates, collection periods and discount rates. Estimate revisions made in respect of reserves are allocated to the same item in the profit and loss account where the provision was previously reported, or, where the liability relates to tangible assets (e.g. dismantling and restoration), these revisions are reported as a contra entry to the related asset.

Restructuring reserves

The Group reports restructuring reserves only if there is an implicit restructuring obligation and a detailed formal restructuring programme that led to the reasonable expectation of the third parties concerned that the company would carry out the restructuring, either because it has already started the implementation procedures or because it has already communicated the main aspects of the restructuring to the third parties concerned.

Recording of revenues, income and charges in the profit and loss account

Revenues are reported to the extent to which it is likely that economic benefits will flow to the Group and in respect of the amount that can be determined reliably.

Revenues are reported at the fair value of the sum received, net of current and deferred discounts, allowances, excise duties, returns and trade allowances.

In particular:

- sales revenues are recorded when the risks and benefits associated with owning the items are transferred to the buyer, and the revenue amount can be reliably determined;
- service revenues are reported when services are rendered; allocations of revenues related to partially performed services are reported on the basis of the percentage of the transaction completed on the reporting date, when the revenue amount can be reliably estimated;
- financial income and charges are booked in the period to which they relate;
- capital grants are credited to the profit and loss account in proportion to the useful life of the related assets;
- dividends are entered on the date they are approved by the shareholders' meeting; dividends received from affiliated companies are deducted from the value of the shareholding.
- lease income from investment property is booked on a straight-line basis for the duration of the existing leasing contracts.

Costs are recognised in the profit and loss account when they relate to goods and services sold or consumed during the period, as a result of systematic apportionment or when the future utility of such goods and services cannot be determined.

Personnel and service costs include stock options (given their largely remunerative nature) that were allocated to employees, directors and individuals who regularly do work for one or more Group companies starting in 2004.

The cost is determined in relation to the fair value of the option assigned.

The portion applicable to the period is determined proportionally over the period to which the incentive applies (known as the vesting period).

Costs incurred in studying alternative products or processes, or, in any event, in conducting technological research and development are considered current costs and allocated to the profit and loss account in the period when they are incurred.

Tax

Current income taxes are calculated on the basis of an estimate of taxable income, and the related payable is recorded under "tax liabilities".

Payables and receivables in respect of current taxes are recorded in the amount expected to be paid to / received from tax authorities by applying the tax rates and regulations in force or effectively approved on the reporting date.

Other non-income taxes, such as property and capital taxes, are included in operating expenses.

Deferred tax assets and liabilities are calculated on temporary differences between asset and liability values recorded in the accounts and the corresponding values recognised for tax purposes using the "liability method".

Deferred tax assets are reported when their recovery is likely.

Deferred tax assets and liabilities are determined on the basis of tax rates projected to be applicable under the respective laws of the countries where the Group operates, in those periods when the temporary differences are generated or eliminated.

Current and deferred tax assets and liabilities are offset when these relate to income taxes levied by the same tax authority and a legal right of set-off exists, provided that realisation of the asset and settlement of the liability take place simultaneously.

Deferred tax assets and liabilities are classified under non-current assets and liabilities.

The balance of any set-off, if positive, is reported under "deferred tax income," or if negative, under "deferred tax expense".

If the results of transactions are posted directly to shareholders' equity, then current taxes, and deferred tax assets and liabilities are also allocated to shareholders' equity.

Transactions in foreign currencies (not hedged with derivatives)

Revenues and costs related to foreign currency transactions are reported at the exchange rate in force on the date the transaction is completed.

Monetary assets and liabilities in foreign currencies are converted to euro at the exchange rate in effect on the reporting date with any related impact posted to the profit and loss account.

Earnings per share

Base earnings per share are calculated by dividing the Group's net profit by the weighted average of the number of shares outstanding during the period, excluding any own shares held.

For the purposes of calculating the diluted earnings (loss) per share, the weighted average of outstanding shares is adjusted in line with the assumption that all potential shares with a diluting effect will be converted.

The Group's net profit is also adjusted to take into account the impact of the conversion, net of taxes.

Use of estimates

The preparation of the accounts and related notes in accordance with IFRS requires the management to make estimates and assumptions that have an impact on the value of balance sheet assets and liabilities and on disclosures concerning contingent assets and liabilities at the reporting date.

The actual results could therefore differ from these estimates.

Estimates are used to identify provisions for risks in respect of receivables, obsolete inventory, depreciation and amortisation, asset write-downs, employee benefits, taxes, restructuring reserves and other provisions and reserves.

Figures for the individual categories are set out in the notes to the accounts.

The estimates and assumptions are reviewed periodically and the impact of any change is reflected in the profit and loss account.

Goodwill is subject to annual impairment tests to verify any losses in value.

The calculations are based on the financial flows expected from the cash-generating units to which the goodwill is attributed, as inferred from the budget and multi-year plans.

4. Changes in accounting standards

From 1 January 2007 the Group adopted the following new standards:

- In August 2005, the IASB issued the new accounting standard IFRS 7 (Financial Instruments: Disclosures) and an amendment to IAS 1 (Presentation of Financial Statements – Capital Disclosures). IFRS 7 requires additional information on the importance of financial instruments to a company's performance and financial position. This information includes some requirements previously included in the accounting standard IAS 32 (Financial Instruments: Disclosures and Presentation). The new accounting standard requires the disclosure of additional information on the level of exposure to risk arising from the use of financial instruments, together with a description of the objectives, policies and procedures put in place by management to minimise such risks. The amendment to IAS 1 introduced requirements on the information to be provided in relation to the Group's management of capital.
- IFRIC 8 (Scope of IFRS 2) defines the applicability of IFRS 2 (Share-Based Payments) to share-based payment transactions in which an entity cannot specifically identify some or all of goods and services received. This standard does not apply to the Campari Group.

- On 3 March 2006 IFRIC issued interpretation document IFRIC 9 (Reassessment of Embedded Derivatives). This interpretation establishes that the date for determining the existence of an embedded derivative is the date on which the entity became a counterparty to the contract for the first time. Reassessment is only to be carried out if there is a change in the terms of the contract that significantly modifies the cash flows. Since the Group does not hold embedded derivatives, the interpretation does not apply.
- IFRIC 10 (Interim Financial Reporting and Impairment) clarifies that impairment losses in respect of goodwill and certain financial assets reported in interim accounts must not be eliminated in subsequent interim or annual reports. This standard has had no effect on the Group's accounts.
- On 2 November 2006, IFRIC issued interpretation document IFRIC 11 (IFRS 2 – Group and Treasury Share Transactions). This clarifies the accounting treatment for share-based payments for which companies need to buy their own shares, and for share-based payments by one group company (e.g. the parent company) to the employees of other group companies. This standard was applied in advance.

New accounting standards not yet applied

The following new standards have not yet been applied by the Group.

- On 30 November 2006, the IASB issued accounting standard IFRS 8 (Operating Segments), which will replace IAS 14 (Segment Reporting) on 1 January 2009. IFRS 8 requires companies to report segment information based on the factors used by management to make operating decisions. This therefore requires the identification of operating segments whose results are reviewed regularly by management for the purpose of making decisions about resources to be allocated to the segment and assessing its performance. The Group is currently assessing the possible impact of applying this interpretation.
- On 29 March 2007 the IASB issued a revised version of IAS 23 (Borrowing Costs), which will apply from 1 January 2009. This revised version requires capitalisation of borrowing costs when these costs relate to assets which take a substantial period of time to be prepared for use or sale. The Group will adopt the standard in advance for borrowing costs relating to goods capitalised from 1 January 2009. The Group is assessing the possible effects of applying the interpretation.
- On 5 July 2007, IFRIC 14 (IAS 19 – Defined Benefit Assets and Minimum Funding Requirements) was issued; this interpretation will take effect on 1 July 2008. IFRIC 14 provides general guidelines on how to determine the defined benefit limit established in IAS 19 and explains the accounting effects of the clause on minimum funding requirements. The Group is currently assessing the possible effects of applying this interpretation.
- IFRS 2 (Share-Based Payments – Vesting Conditions and Cancellations): this amendment to IFRS 2 was published in January 2008 and will come into effect in the first financial year following 1 January 2009. The amendment narrows the definition of "vesting conditions" to a condition that includes an explicit or implicit obligation to provide a service. Every other condition constitutes a "non-vesting condition" and must be taken into consideration when determining the fair value of the instrument representing the capital assigned. If a grant of equity instruments does not mature because it fails to meet a non-vesting condition which is under the control of the entity or the counterparty, this must be booked as a cancellation. The Group has not undertaken any transactions involving share-based payments with non-vesting conditions, and therefore does not expect significant effects in the booking of option-based payment agreements.
- IFRS 3R (Business Combinations) and IAS 27R (Consolidated and Separate Financial Statements): the two revised standards were certified in January 2008 and will come into effect from the first financial year following 1 July 2009. IFRS 3R introduces some changes to the accounting of business combinations that will affect the amount of goodwill reported, the results for the year in which the acquisition takes place and the results for the following years. IAS 27R requires any change in the stake held in a subsidiary to be booked as a capital transaction. Such a change will therefore have no impact on goodwill, and will not generate either profits or losses. Furthermore, the revised standards introduce changes to the booking of losses sustained by subsidiaries and to the loss of control of subsidiaries. The changes introduced by the standards IFRS 3R and IAS 27R must be applied in advance and will affect future acquisitions and transactions with minority shareholders.

- IAS 1 (Revised) Presentation of Financial Statements. The revised IAS 1 was issued in September 2007 and will come into effect in the first financial year following 1 January 2009. The standard separates owner and non-owner changes in shareholders' equity. The statement of changes in shareholders' equity will include only transactions with shareholders, while all changes relating to transactions with non-shareholders will be presented on a separate line. The standard also introduces the "comprehensive income" statement. This statement contains all the revenue and cost items for the period registered in the profit and loss account, as well as any other revenue and cost items. The comprehensive income statement may be presented in the form of either a single statement or two related statements. The Group is still assessing whether it will prepare one or two statements.
- Changes to IAS 32 and IAS 1 relating to financial instruments available for sale. The changes to IAS 32 and to IAS 1 were issued in February 2008 and will come into effect in the first financial year following 1 January 2009. The change to IAS 32 requires that any financial instruments available for sale and bonds arising at the time of liquidation are classified as capital instruments if they meet certain conditions. The change to IAS 1 requires that some information relating to options available for sale, classified as capital, is provided in the explanatory notes. The Group does not expect these changes to have any effect on its financial statements.

Lastly, note that the following interpretations setting out examples and case studies that are not relevant to the Campari Group have been issued:
- IFRIC 12 – Service Concession Arrangements (effective from 1 January 2008);
- IFRIC 13 – Customer Loyalty Programmes (effective from 1 July 2008).

5. Seasonal factors

Sales of some Group products are more affected than others by seasonal factors, because of different consumption patterns or consumer habits.

In particular, soft drink consumption tends to increase during the hottest months of the year (May-September), and summer temperature variations from one year to the next may have a substantial effect on comparative sales figures.

For other products, such as sparkling wines, sales in some countries are concentrated in certain periods of the year, largely around Christmas.

While external factors do not affect sales of these products, the commercial risk is higher, since the full-year sales result is determined in just two months.

In general, the Group's diversified product portfolio, which includes spirits, soft drinks and wines, and the geographical spread of its sales, help to reduce substantially any risks relating to seasonal factors.

6. Default risk: negative pledges and debt covenants

The contracts relating to the bond issued by the Parent Company, the private placement and two committed credit lines negotiated by Redfire, Inc. include negative pledges and covenants.

In the first two cases, these contractual clauses are intended to limit the Group's options to grant significant rights to the Group's assets to third parties; in particular, the contracts establish specific restrictions on selling or pledging assets.

The covenants include the Group's obligation to respect certain financial indicators, the most significant of which relate to the ratio of net debt to particular measures of Group profitability.

If the Group fails to fulfil these obligations, after an observation period in which any breach has not been rectified, it could be served with notice to repay the residual debt.

These ratios are monitored by the Group at the end of each quarter and have so far been a long way off the thresholds that would constitute non-compliance.

7. Acquisitions

Cabo Wabo

On 7 May 2007, the Group signed an agreement with entrepreneur and rock star Sammy Hagar, to acquire an 80% stake in Cabo Wabo Tequila.

The transaction was completed on 2 January 2008.

Since it was completed after 31 December 2007, the transaction had no effect on these accounts.

The transaction was worth US$ 80.8 million and was paid for in cash and financed with the Group's own capital.

At the exchange rate in force on the date of the transaction, the deal was worth €54.5 million.

The agreement also provides for the acquisition of the remaining 20% of Cabo Wabo Tequila via call / put options, which can be exercised respectively in 2012 (15% of the capital) and in 2015 (the residual 5%).

If these transactions take place, Cabo Wabo Tequila will be valued at 15 times the arithmetic mean of the profits registered for the three years preceding the year in which each of the two options is to be exercised.

As required by standard IAS 32 (Financial Instruments: Presentation), the Group will, after the transaction is complete, enter the debt for the put options exercisable by the minority shareholders in 2012 and 2015.

At the time of first consolidation, the acquisition sum of €54.5 million will be almost entirely attributed to the brand, with a small portion, equal to the value of the inventories acquired, allocated to current assets.

8. Investments in affiliated companies and joint ventures

The Group has shareholdings in various joint ventures with the aim of promoting and marketing its own products in the markets where these joint ventures operate: International Marques V.o.f., operating in Holland (33.33%), MCS S.c.a.r.l., operating in Belgium (33.33%) and, finally, Summa S.L., operating in Spain (30%).

These companies are consolidated using the equity method.

The Group's portion of their net profit is consolidated on the basis of the accounts prepared by the companies with the same reporting date as that of the Group, and in the case of Summa S.L., based on data prepared specifically by the latter to report its accounting position at 31 December to the Group (for the purpose of the preparation of the consolidated accounts), since for reasons relating to its majority shareholder, its reporting date is 30 September.

Fior Brands Ltd., which operates in the UK and is 50%-owned by the Group, was placed in liquidation in December 2007.

Provisions for charges associated with the liquidation have been made in these accounts.

The shareholding has been removed and the charges entered under the Group's liabilities.

The following table shows the Group's portion of assets, liabilities, revenues and costs of its joint ventures:

Portion of affiliated companies' balance sheets	31 December 2007 € / 000	31 December 2006 €/ 000
Balance sheet:		
Non-current assets	213	310
Current assets	18,151	22,518
	18,363	**22,828**
Non-current liabilities	507	674
Current liabilities	17,249	21,626
	17,756	**22,300**
Book value of shareholdings	**607**	**528**
Portion of affiliated companies' revenues and costs:		
Revenues	27,426	22,998
Cost of goods sold	(20,754)	(17,373)
Sales and administrative costs	(6,086)	(5,214)
Financial charges	(153)	(155)
Profit before tax	433	256
Tax	(122)	(72)
Net profit	**311**	**184**

For 2007 the net profit of €310 thousand entered above does not include the costs incurred by DI.CI.E Holding B.V. associated with the liquidation of Fior Brands Ltd., which amounted to €613 thousand.

These charges were instead included in the consolidated profit and loss account under "portion of profit (loss) of companies valued at equity".

9. Segment reporting

Pursuant to IAS 14, the segment reporting tables for the primary segment structure are shown below.

The Group's primary reporting is by business segment.

A business segment is defined as a clearly identifiable part of the Group which provides a range of similar products and which is subject to risks and benefits that differ from those of the Group's other segments.

Secondary reporting gives certain information by geographical region.

The accounting standards used for reporting segment information in the notes are consistent with those used for preparing the consolidated accounts.

The business segments identified were the four following business areas where the Group controls manufacturing and sale:

- spirits – alcohol-based beverages with alcohol content either below or above 15% by volume. Drinks above 15% are defined by law as "spirit drinks"
- wines – both sparkling and still wines including aromatised wines such as vermouth
- soft drinks – non-alcoholic beverages
- other – raw materials, semi-finished and finished products bottled for third parties.

Information given by region is based on the geographical location of the activities and, for net sales, on the geographical location of the customers.

This information is shown for Italy, Europe, the Americas and the rest of the world.

Primary reporting

The following two tables show the Group's revenues and costs as well as balance sheet assets and liabilities broken down by segment as at 31 December 2007 and 31 December 2006.

31 December 2007	*Spirits* (€ / 000)	*Wines* (€ / 000)	*Soft drinks* (€ / 000)	Other sales (€ / 000)	Total operations (€ / 000)
Revenues (*)					
Net sales to third parties	687,131	151,336	102,380	16,663	957,510
Income and profits					
Income by sector	219,305	16,610	31,753	2,957	270,625
Unallocated expenses					(70,056)
EBIT					**200,569**
Net financial income (charges)					(16,985)
Portion of profit of companies valued at equity	(204)	(70)	(30)	–	(303)
Tax					(58,097)
Minority interests					(33)
Group net profit					**125,150**
Assets and liabilities					
Assets allocated to segments	1,052,608	262,305	47,119		1,362,032
Equity investments valued at equity	408	140	59		607
Other unallocated assets					345,683
Total assets					**1,708,322**
Liabilities allocated to segments	115,603	38,493	20,930		175,026
Other unallocated liabilities					654,740
Total liabilities					**829,766**
Other information					
Investments in tangible fixed assets:					
– allocated to segments	7,616	6,150	1,798	–	15,564
– unallocated to segments					15,435
Total					**30,999**
Investments in intangible fixed assets:					
– allocated to segments	29,327	–	–	–	29,327
– unallocated to segments					3,322
Total					**32,649**
Depreciation of tangible fixed assets:					
– allocated to segments	7,145	6,120	2,266		15,531
– unallocated to segments					1,996
Total					**17,527**
Amortisation of intangible fixed assets:					
– allocated to segments	132	25	16		173
– unallocated to segments					1,847
Total					**2,020**

31 December 2006	*Spirits* (€ / 000)	*Wines* (€ / 000)	*Soft drinks* (€ / 000)	Other sales (€ / 000)	Total operations (€ / 000)
Revenues (*)					
Net sales to third parties	657,087	134,916	127,954	12,400	932,358
Income and profits					
Income by sector	210,648	15,209	28,625	2,420	256,903
Unallocated expenses					(66,391)
EBIT					**190,511**
Net financial income (charges)					(15,189)
Portion of profit of companies valued at equity	124	42	18	–	184
Tax					(55,215)
Minority interests					(3,234)
Group net profit					**117,059**
Assets and liabilities					
Assets allocated to segments	1,060,910	252,619	67,910	–	1,381,439
Equity investments valued at equity	373	97	58	–	528
Other unallocated assets					344,091
Total assets					**1,726,058**
Liabilities allocated to segments	114,707	35,220	30,907	–	180,834
Other unallocated liabilities					747,442
Total liabilities					**928,276**
Other information					
Investments in tangible fixed assets (**):					
– allocated to segments	11,463	4,993	1,552	3	18,011
– unallocated to segments					3,483
Total					**21,494**
Investments in intangible fixed assets (**):					
– allocated to segments	109,621	42	2	–	109,665
– unallocated to segments					1,886
Total					**111,551**
Depreciation of tangible fixed assets:					
– allocated to segments	6,979	5,790	2,609	–	15,378
– unallocated to segments					2,033
Total					**17,411**
Amortisation of intangible fixed assets:					
– allocated to segments	101	28	14	–	143
– unallocated to segments					1,674
Total					**1,817**

(*) There were no inter-segment sales
(**) In accordance with IAS 14.57, investments also include assets acquired during the year

Secondary reporting

The following tables show revenues, expenditure on investment in fixed assets and information on the group's assets broken down into geographical segments as at 31 December 2007 and 31 December 2006.

31 December 2007	Italy €/000	Europe €/000	Americas €/000	Rest of world €/000	Total operations €/000
Revenues					
Net sales to third parties	393,197	197,618	322,869	43,827	957,510
Assets					
Allocated assets	692,858	112,826	542,258	14,090	1,362,032
Equity investments valued at equity		607			607
Unallocated assets					345,683
Total assets					**1,708,322**
Other information					
Investments in tangible fixed assets:					
– allocated to segments	11,763	2,917	821	63	15,564
– unallocated to segments					15,434
Total					**30,998**
Investments in intangible fixed assets:					
– allocated to segments	–	–	29,327	–	29,327
– unallocated to segments					3,322
Total					**32,649**

31 December 2006	Italy €/000	Europe €/000	Americas €/000	Rest of world €/000	Total operations €/000
Revenues					
Net sales to third parties	401,382	175,153	314,612	41,211	932,358
Assets					
Allocated assets	689,791	124,198	565,906	1,545	1,381,440
Equity investments valued at equity	–	527	–	–	527
Unallocated assets					344,091
Total assets					**1,726,058**
Other information					
Investments in tangible fixed assets(*):					
– allocated to segments	10,451	7,197	362	–	18,010
– unallocated to segments					3,484
Total					**21,494**
Investments in intangible fixed assets(*):					
– allocated to segments	48	103,257	6,360	–	109,665
– unallocated to segments					1,886
Total					**111,551**

(*) In accordance with IAS 14.57, investments also include assets acquired during the year.

10. Revenues and costs

A breakdown is provided below of certain revenues and costs, which, in terms of their nature and amount, are significant for the purposes of understanding net profit for the year.

Revenues from the sales of goods and services

	31 December 2007 € / 000	31 December 2006 € / 000
Sale of goods	951,483	926,186
Provision of services	6,027	6,172
Total net sales	**957,510**	**932,358**

The provision of services mainly relates to bottling the products of third parties.
Please refer to the relevant section in the Report on operations for a detailed analysis of this item.

Cost of goods sold

The cost of goods sold, shown in the profit and loss account, includes:
- raw materials and process materials used in the production cycle;
- finished goods acquired from third parties and sold by the Group;
- all costs allocated to manufacturing units, according to function, i.e. personnel costs, depreciation and amortisation, utilities and provision of services.

	31 December 2007 € / 000	31 December 2006 € / 000
Total cost of goods sold	**407,183**	**410,203**

Depreciation and amortisation

The following table shows details of depreciation and amortisation, by nature and by function, included in the profit and loss account.

	31 December 2007 € / 000	31 December 2006 € / 000
Depreciation and amortisation included in cost of goods sold:		
– Tangible fixed assets	(14,767)	(14,488)
– Intangible fixed assets	(120)	(59)
Depreciation and amortisation included in sales and distribution expenses:		
– Tangible fixed assets	(763)	(838)
– Intangible fixed assets	(53)	(21)
Depreciation and amortisation included in general and administrative expenses:		
– Tangible fixed assets	(1,996)	(2,085)
– Intangible fixed assets	(1,847)	(1,737)
Total depreciation and amortisation		
– Tangible fixed assets	(17,527)	(17,411)
– Intangible fixed assets	(2,020)	(1,817)
– Total	(19,548)	(19,228)

There were no impairment losses in the two years concerned.

Personnel costs

This item breaks down as follows:

	31 December 2007 €/ 000	31 December 2006 € / 000
Wages and salaries	70,868	68,821
Social security contributions	16,337	15,498
Cost of defined contribution pension plans	3,038	1,121
Cost of defined benefit pension plans	(8)	2,126
Cost of share-based payments	2,768	2,093
	93,003	**89,658**

The reduction in defined benefit pension plan costs, and the corresponding increase in the cost of defined contribution pension plans is due to the reform of the complementary pension scheme in Italy, effective from 1 January 2007.

Under this reform, staff severance fund (TFR) contributions accrued up to 31 December 2006 remain in the company, while for contributions accruing from 1 January 2007, employees have the choice to allocate them to a complementary pension scheme, or keep them in the company, which will transfer the TFR contributions to a fund held at the INPS (Italian social security agency).

As a result, TFR contributions accrued up to 31 December 2006 will continue to be classified as defined benefit plans, maintaining the actuarial valuation criteria, while contributions accrued from 1 January 2007 are classified as defined contribution plans.

For further details, please refer to note 28 (Staff severance fund and other pension funds).

Research and development costs

The Group's research and development activities relate solely to ordinary production and commercial activities; namely, ordinary product quality control and packaging studies in various markets.

Related costs are recorded in full in the profit and loss account for the year in which they are incurred.

Other costs

The following table shows details of costs relating to the management of operating and finance leases and the Group's property investments:

	31 December 2007 € / 000	31 December 2006 € / 000
Minimum payments under operating leases	(3,961)	(4,381)
Potential lease payments on finance leases (index-linked)	(30)	(27)
Expenses relating to the management of property investments that generate lease income (including maintenance expenses)	(13)	(9)
Expenses relating to the management of property investments that did not generate lease income (including maintenance expenses)	(22)	(20)

Minimum payments under operating leases refer to contracts held by Group companies on IT equipment, company cars and other equipment.

It does not include office rentals, which are not considered operating leases.

The reduction in this item versus 2006 is due to a rationalisation of hardware contracts by the Parent Company.

Potential lease payments on finance leases relate to the adjustment of rental charges paid by the Parent Company on finance leases for the industrial premises in Novi Ligure, whose interest rate is variable and linked to the three-month Euribor.

Expenses relating to the management of property investments refer to properties held for investment purposes. For more detail on this item please see note 15 (Property investments).

Other one-offs: income and charges

EBIT for the year was affected by the following one-off income and charges:

	31 December 2007 €/000	31 December 2006 €/000
Capital gain on integrated programme for Sesto San Giovanni		12,175
Other capital gains on the sale of fixed assets	1,487	124
Other one-off windfall gains	236	485
Withholding taxes	8,200	
Total one-offs: income	9,922	12,784
Provisions for risks and future liabilities	(3,040)	(6,042)
Demolition and scrapping costs	(328)	(2,638)
Write-downs of fixed assets	(61)	(1,753)
Losses on the sale of fixed assets	(37)	(641)
Personnel restructuring costs	(2,523)	(776)
Subsidiary registration taxes	(4,200)	
Miscellaneous taxes for subsidiaries	(610)	
Other one-offs: charges	(1,959)	(1,781)
Total one-offs: charges	(12,758)	(13,631)
Total	**(2,835)**	**(846)**

Capital gains on the sale of fixed assets mainly concerned the sale by Campari do Brasil Ltda. of its Alphaville plant.

The item "withholding taxes" refers to the release of taxes on subsidiaries' reserves created during previous extraordinary operations that became surplus following a ruling at the end of the year.

Some subsidiaries made provisions for risks and future liabilities against potential tax risks of the Parent Company and Campari Italia S.p.A.; for further details, please refer to note 29 (Reserve for risks and future liabilities).

Personnel restructuring costs relate to Group management turnover.

Subsidiary registration taxes concern taxes paid on the capital increases of subsidiaries, which at consolidated level are booked in the profit and loss account as required by the main international accounting standards.

Miscellaneous taxes for subsidiaries relate to a fine paid by the Brazilian subsidiary for taxes other than income tax.

Other one-off charges include costs of certain subsidiaries for the year.

Financial income and charges

Net financial charges for the year break down as follows:

	31 December 2007 €/000	31 December 2006 €/000
Bank and term deposit interest	9,337	10,033
Other income	1,402	7,305
Total financial income (at cost)	**10,738**	**17,338**
Unrealised profit on derivatives used for hedging	773	216
Total financial income	**11,512**	**17,554**
Net financial charges on bonds	(19,091)	(16,949)
Interest payable on leases	(820)	(748)
Interest payable to banks	(5,976)	(11,512)
Bank charges	(487)	(1,041)
Other charges	(1,501)	(2,469)
Total financial charges (at cost)	**(27,875)**	**(32,719)**
Actuarial interest	(541)	(352)
Total financial charges	**(28,416)**	**(33,072)**
Net realised exchange rate differences	330	(436)
Net unrealised exchange rate differences	(411)	765
Net financial income (charges)	**(16,984)**	**(15,189)**

Net financial charges on bonds break down as follows:

	31 December 2007			31 December 2006
	Parent Company €/000	Redfire, Inc. €/000	Total €/000	Total €/000
Financial charges to bondholders	(9,601)	(7,228)	(16,829)	(18,864)
Financial income (charges) on swaps	(2,525)	263	(2,262)	1,914

11. Corporate income tax

Details of current and deferred taxes posted to the Group's profit and loss account are as follows:

	31 December 2007 € / 000	31 December 2006 € / 000
Corporate income tax - current		
– taxes for the period	(42,863)	(42,343)
– taxes relating to previous periods	(284)	83
Deferred income tax		
– newly reported and cancelled temporary differences	(14,950)	(12,954)
Income tax posted to the profit and loss account	**(58,097)**	**(55,215)**

The table below gives details of current and deferred taxes posted directly to shareholders' equity:

	31 December 2007 € / 1000	31 December 2006 € / 1000
Current taxes relating to profits (losses) posted directly to shareholders' equity	507	(270)
Deferred taxes relating to profits (losses) posted directly to shareholders' equity		(517)
Deferred taxes on profits (losses) from cash flow hedging	(2,829)	(1,112)
	(2,322)	**(1,899)**

The table below shows a reconciliation of the theoretical tax charge with the Group's actual tax charge.

Note that, in order to provide a clearer picture, IRAP has not been taken into account since, being a tax calculated on a tax base other than pre-tax profit, it would have had distortive effects.

Theoretical taxes were therefore calculated solely by applying the current tax rate in Italy for IRES i.e. 33% for both 2006 and 2007.

Reconciliation of the theoretical tax charge with the actual charge	31 December 2007 € / 000	31 December 2006 € / 000
Group profit before tax	183,247	172,274
Applicable tax rate in Italy:	33.00%	33.00%
Group's theoretical taxes at current tax rate in Italy	(60,472)	(56,850)
Difference in tax rate of foreign companies compared to the theoretical rate	7,997	10,024
Difference in tax rate of Italian companies compared to the theoretical rate	(981)	(1,476)
Permanent differences	(428)	(1,119)
Other differences on consolidation entries	1,479	244
IRAP	(5,692)	(6,038)
Effective tax charge	(58,097)	(55,215)
Effective tax rate	31.7%	32.1%

Details of deferred tax income and expense posted to the profit and loss account and balance sheet are broken down by nature below.

As regards the calculation of deferred taxes at 31 December 2007, the rate applied to Italian companies is 27.5%, based on the changes introduced by the 2008 Budget; the effects of the change in rate on pre-existing deferred taxes have therefore been recorded in the profit and loss account.

The overall net effect resulting from this adjustment is positive, at €1,644 thousand.

	Balance sheet		Profit and loss account	
	31 December 2007	31 December 2006	31 December 2007	31 December 2006
	€ / 000	€ / 000	€ / 000	€ / 000
Deferred expenses	2,421	1,802	(385)	635
Taxed reserves	7,672	9,141	(719)	4,645
Past losses	5,660	6,018	(845)	(258)
Fair value valuations				(1,194)
Other	122	1,534	(159)	(355)
Deferred tax assets	**15,875**	**18,495**	**(2,108)**	**3,474**
Accelerated depreciation	(6,105)	(7,297)	1,069	(605)
Capital gains subject to deferred taxation	(2,250)	(3,703)	1,452	(3,308)
Goodwill and trademarks deductible locally	(46,149)	(35,865)	(10,692)	(11,778)
Fair value valuations	(3,845)		(2,747)	
Reserves subject to taxation in the event of dividend payments	(564)	(8,331)	(433)	-
Adjustment to Group accounting principles	3,922	5,116	(1,195)	1,679
Leasing	(325)	(2,261)	(325)	(821)
Other	(5,379)	(3,727)	27	(1,596)
Deferred tax liabilities	**(60,696)**	**(56,066)**	**(12,843)**	**(16,428)**
Total			**(14,950)**	**(12,954)**

Deferred tax assets for tax losses are entirely attributable to Campari do Brasil Ltda.

Local legislation does not set a time limit for their use, but does set a quantitative limit for each individual year, based on declared taxable income.

The Company has also begun to use them against taxable income of the previous year.

The release of reserves subject to taxation if distributed was a contra entry to one-off income for the year, commented on under note 10 (Revenues and costs).

12. Base and diluted earnings per share

Base earnings per share are calculated as the ratio of the Group's portion of net profits for the year to the weighted average number of ordinary shares outstanding during the year; own shares held by the Group are, therefore, excluded from the denominator.

Diluted earnings per share are determined by taking into account the potential dilution effect resulting from options allocated to beneficiaries of stock option plans in the calculation of the number of outstanding shares.

Base earnings per share are calculated as follows:

Base earnings	31 December 2007 Profit €/000	Number of shares	Earnings per share €	31 December 2006 Profit €/000	Number of shares	Earnings per share €
Net profit attributable to ordinary shareholders	125,150			117,059		
Weighted average of ordinary shares outstanding		290,104,136			284,400,932	
Base earnings per share			**0.43**			**0.41**

Diluted earnings per share are calculated as follows:

Diluted earnings	31 December 2007 Profit €/000	Number of shares	Earnings per share €	31 December 2006 Profit €/000	Number of shares	Earnings per share €
Net profit attributable to ordinary shareholders	125,150			117,059		
Weighted average of ordinary shares outstanding net of dilution		291,638,707			284,817,474	
Diluted earnings per share			**0.43**			**0.41**

13. Net tangible fixed assets

Changes in this item are indicated in the table below.

	Land and buildings €/000	Plant and machinery €/000	Other €/000	Total €/000
Opening book value	127,622	195,343	28,502	351,467
Opening accumulated depreciation	(48,231)	(135,855)	(21,098)	(205,184)
Balance at 31 December 2006	**79,391**	**59,489**	**7,404**	**146,284**
Investments	16,563	8,640	4,278	29,481
Disposals	(2,886)	(19)	(146)	(3,051)
Depreciation	(3,595)	(10,623)	(2,508)	(16,726)
Reclassification of "assets held for sale"	(529)	(68)		(597)
Other reclassifications	235	10	(249)	(3)
Write-downs	–	(8)	(11)	(19)
Exchange rate differences and other changes	75	291	(315)	50
Balance at 31 December 2007	**89,254**	**57,710**	**8,453**	**155,418**
Closing book value	133,292	202,830	30,680	366,802
Closing accumulated depreciation	(44,037)	(145,121)	(22,225)	(211,383)

Among investments for the period, the land and buildings item includes €14,118 thousand relating to work on the new headquarters in Sesto San Giovanni, which began in 2006; the total capitalised value of this project is €15,631 thousand.

The remainder concerns improvements made to buildings which are part of the production facilities in Novi Ligure and Crodo.

Investments in plant and machinery, amounting to €8,640 thousand, primarily included:

- investments made by the Parent Company, totalling €5,686 thousand, in its own production units; in Canale, investments were €900 thousand and related to an innovation project regarding production lines; in Crodo, investment of €2,182 thousand mainly concerned the transfer of production from the Sulmona plant; the investment of €2,338 thousand in Novi Ligure included improvements on specific packaging lines and equipment;
- investments made by Sella & Mosca S.p.A., totalling €955 thousand, relate to cooling systems for the control of fermentation and a plant for the production of hot water necessary for bottling wine;
- investments made by Campari France of €463 thousand, mainly consisting of a plant for the production of distilled water.

Other investments in tangible fixed assets, of €4,278 thousand, included:

- 1,182 thousand relating to Campari do Brasil Ltda., for the restructuring of the new headquarters, investments in hardware and company vehicles;
- 511 thousand relating to Sella & Mosca S.p.A., for the purchase of a case-packing machine and other equipment;
- 537 thousand relating to the purchase of barrels by Glen Grant Distillery Company Ltd. to age whisky;
- 621 thousand invested by the Parent Company in plant equipment.

Disposals for the year, totalling €3,051 thousand, related entirely to the sale, by the Brazilian subsidiary, of the Alphaville plant, transferred to another leased property.

This sale generated a capital gain of €1,417 thousand included under one-off income for the year.

The reclassification of €597 thousand under assets held for sale concern a building belonging to the Parent Company in Cinisello Balsamo and used as a warehouse, which was sold on 27 February 2008.

Lastly, please note that, for greater clarity, fixed assets in progress of €18,894 thousand are included under the categories to which they relate, depending on the nature of the investment.

The following table provides a breakdown of tangible fixed assets by ownership.

	Owned fixed assets €/000	Fixed assets under finance leases €/000	Total €/000
Land and buildings	66,485	22,769	89,254
Plant and machinery	56,462	1,248	57,710
Other tangible fixed assets	8,376	78	8,454
	131,323	**24,095**	**155,418**

14. Biological assets

This item includes biological assets consisting of fruit-bearing and mature vines that provide grapes for wine production.

Sella & Mosca S.p.A. owns vineyards covering approximately 600 hectares north of Alghero in Sardinia, 90 hectares near San Gimignano in Tuscany and around three hectares near Alba in Piedmont.

The Tuscan vineyards came from the incorporation of Teruzzi & Puthod S.r.l. into Sella & Mosca S.p.A. in 2007, while those in Piedmont were transferred from the Parent Company to Sella & Mosca S.p.A. with the Enrico Serafino wine business, also in 2007.

The Group also owns 73 hectares of vineyards in Saint Gilles in France, through Société Civile du Domaine de La Margue.

Changes in this item are indicated in the table below.

	Assets valued at fair value €/000	Assets valued at cost €/000	Total €/000
Initial book value (or fair value)	1,990	16,681	18,671
Opening accumulated depreciation		(3,663)	(3,663)
Balance at 31 December 2006	**1,990**	**13,018**	**15,008**
Investments	401	1,282	1,683
Fair value valuation charges	(166)		(166)
Depreciation		(627)	(627)
Balance at 31 December 2007	**2,226**	**13,673**	**15,899**
Final book value (or fair value)	2,226	17,963	20,188
Closing accumulated depreciation		(4,290)	(4,290)

Investments for the year of €1,683 thousand wholly relate to new vineyards: €1,423 thousand relates to the Sella & Mosca S.p.A. estate in Sardinia, including €1,302 thousand for capitalised internal labour costs.

As for the biological assets in Sardinia, with respect to the application of IAS 41 on the accounting treatment of biological assets (vines) and biological products (grapes), given the unique situation of Sella & Mosca S.p.A. vis-à-vis the territory in which it operates, as described below, it was decided to continue recording these assets at cost, less accumulated depreciation; valuation at fair value would require the following assumptions to be met, which do not apply in the context in which the Company operates:

- the existence of an active market for biological products and assets. This is not the case in Sardinia, as the market cannot absorb grapes and vines in the quantities concerned, due to a lack of buyers, and it is not possible to set potential market prices in a scenario in which all products or biological assets are made available for sale;
- the adoption of the alternative cash flow valuation method, which cannot be used due to both the inability to set a reliable price for the biological products concerned in the quantity concerned, and the inability to determine or measure the projected cash flows.

The depreciation rate used by Sella & Mosca S.p.A. is 5%.

Other biological assets are valued at fair value, based on expert reports of agricultural land and the related vineyards.

At 31 December 2007, non-productive biological assets totalled €5,584 thousand, compared to €7,352 thousand at 31 December 2006.

Specifically, vineyard assets in pre-production in Alghero, Sardinia, were booked to the tune of €5,266 thousand, and referred to vineyards replanted in 2004, 2005, 2006 and 2007.

Non-productive vineyards in Tuscany are valued at €279 thousand, and mainly refer to those planted in 2006 and 2007; vineyards in pre-production in Piedmont were less significant, and totalled €39 thousand.

Agricultural output during the year totalled approximately 50,760 quintals in Sardinia and approximately 9,762 quintals in Tuscany. Given that it was all processed during the year, there were no inventories of this production at year end.

15. Investment property

Investment property includes land located near Rome, which is the most significant component.

This item also includes a residual amount relating to one shop and eleven apartments in the provinces of Milan, Bergamo and Verbania, and two buildings in rural locations, located in the province of Cuneo.

With the exception of one rented apartment, all of the above properties are vacant.

Changes in this item are indicated in the table below.

	€ / 000
Balance at 31 December 2006	**4,017**
Depreciation	(3)
Balance at 31 December 2007	**4,014**

The reported value of investment property is close to its fair value.

16. Goodwill and trademarks

Changes during the year are indicated in the table below.

	Goodwill € / 000	Trademarks € / 000	Total € / 000
Opening book value	690,933	125,458	816,391
Opening impairment	–	–	–
Balance at 31 December 2006	**690,933**	**125,458**	**816,391**
Investments		29,327	29,327
Exchange rate differences and other changes	(33,537)	11	(33,526)
Balance at 31 December 2007	**657,396**	**154,796**	**812,192**
Closing book value	57,396	154,796	812,192
Closing impairment	–	–	–

Intangible assets with an indefinite life are represented by goodwill and trademarks, both deriving from the purchase of companies.

The Group expects to obtain positive cash flow from these assets for an indefinite period of time.

Goodwill and trademarks are not amortised but are subject to impairment tests.

The form taken by these tests is shown in note 17 (Impairment) below.

Investment in trademarks concerned the X-Rated brand acquired on 1 August 2007 (€28,117 thousand) and the Old Smuggler brand in Argentina, after approval was received from the competition authorities on 12 March 2007.

Exchange rate differences of €33,526 thousand were due to adjustment of Skyy Spirits, LLC and Campari do Brasil Ltda goodwill to year-end exchange rates.

17. Impairment

The Group ascertains the possibility of recovering the goodwill and trademarks posted to the accounts (impairment test) annually, or more frequently if there are indications of a loss in value.

For the purposes of evaluating the impairment tests, the amounts for goodwill and trademarks were allocated to the respective units (or groups of units) that generated cash flows ("cash generating units") on the closing date of the accounts.

Specifically, the cash flow generated by individual products or groups of products (i.e. the Group's trademarks) was used.

The allocation of goodwill and trademarks to individual units is reported in the table below.

	31 December 2007		31 December 2006	
	Goodwill € / 000	Trademarks € / 000	Goodwill € / 000	Trademarks € / 000
Former Bols brands	4,612	1,992	4,612	1992
Ouzo 12	9,976	7,429	9,976	7429
Cinzano	51,457	772	51,457	772
Dreher and admix whiskies	69,275	–	64,298	
SKYY	326,963	–	365,477	–
Zedda Piras and Sella & Mosca	57,254	21	57,254	21
Barbero	137,859	–	137,859	
Riccadonna	–	11,300		11,300
Glen Grant and Old Smuggler	–	104,277		103,067
X-Rated		28,117		
Other	–	888	–	877
	657,395	**154,796**	**690,933**	**125,458**

The main assumptions for determining the value used by the cash generating units (i.e. the present value of estimated future cash flows that are assumed to result from the continuing use of the asset) are based on the discount and growth rates.

In particular, the Group used discount rates, in a range of between 6% and 11%, which are believed to properly reflect market valuations (on the reference date of the estimate) of the present value of money and specific risks connected to individual cash generating units.

The projections for operating cash flow are derived from the most recent budgets and plans prepared by the Group for the next five years and extrapolated over ten years on the basis of medium-term/long-term growth rates depending on the various characteristics of the assets, but in any event, at rates no higher than the average long-term growth rate in the market in which the Group operates.

The use of a ten-year period is justified by the life cycle of the products with respect to the reference market.

Cash flow projections relate to current operating conditions, and thus do not include cash flows connected with any one-off operations.

The composition of future cash flow estimates was determined on the basis of prudential criteria which hold sales volume constant after the projected horizon of the analysis.

In addition, the projections are based on reasonableness and consistency with respect to the allocation of future general expenses, expected trends in capital investment, conditions of financial equilibrium and macroeconomic assumptions with a particular focus on product price increases, which take into account forecast inflation rates.

None of the impairment tests produced a valuation resulting in a permanent loss of value in 2007 or 2006.

18. Intangible assets with a finite life

Changes in this item are indicated in the table below.

	Software € / 000	Other € / 000	Total € / 000
Opening book value	7,422	13,097	20,519
Opening accumulated amortisation	(5,081)	(11,322)	(16,403)
Balance at 31 December 2006	**2,341**	**1,775**	**4,116**
Investments	1,922	1,400	3,322
Decreases	–	(2)	(2)
Amortisation for the period	(1,387)	(634)	(2,020)
Reclassifications	498	(505)	(7)
Exchange rate differences and other changes	(71)	(248)	(319)
Balance at 31 December 2007	**3,302**	**1,789**	**5,089**
Closing book value	10,951	12,123	23,074
Closing accumulated amortisation	(7,650)	(10,335)	(17,985)

Intangible assets with a finite life were amortised on a straight-line basis in relation to their remaining useful life.

Investments of €3,322 thousand were attributable for €1,990 thousand to the Parent Company for the purchase of software licenses and for developing the SAP R/3 system, which includes personnel management software, and for the consolidation process and product traceability; for €374 thousand to Campari Deutschland GmbH for the CRM module and other SAP upgrades, and the remaining amount to other Group subsidiaries for investments relating to SAP and BW.

19. Other non-current assets

This item breaks down as follows:

	31 December 2007 € / 000	31 December 2006 € / 000
Financial assets for interest rate swaps	5,736	2,882
Financial receivables	104	
Non-current financial assets	**5,840**	**2,882**
Equity investments in other companies	302	206
Security deposits given	1,085	1,219
Receivables from employee benefit funds	653	205
Other non-current receivables	2,130	3,208
Other non-current assets	**4,169**	**4,837**
	10,009	**7,719**

Financial assets for interest rate swaps represent the fair value of the hedges against the interest rate risk of the private placement of Redfire, Inc.

For further information, see note 34 (Financial instruments: disclosures).

Non-current financial assets are included in the Group's net debt figure.

Receivables from employee benefit funds represent a surplus of assets servicing the plan in respect of the present value of benefit obligations at year end.

For further information, see note 28 (Staff severance fund and other pension funds).

In the previous year, other receivables included a receivable of €2,966 thousand relating to Core One S.r.l., which in 2003 bought the property located in Via Filippo Turati, Milan, the headquarters of the Parent Company and some Italian subsidiaries.

This receivable, maturing on 30 July 2008, was reclassified under short-term receivables, and bears interest at market rates.

At 31 December 2007, further receivables of €1,929 thousand were booked in relation to Campari do Brasil Ltda., for the sale of the Alphaville plant for the amounts that will be collected in 2009 and 2010.

20. Inventories

This item breaks down as follows:

	31 December 2007 € / 000	31 December 2006 € / 000
Raw materials, supplies and consumables	23,644	24,006
Work in progress and semi-finished products	71,819	66,129
Finished products and goods for resale	**71,473**	**79,737**
	166,937	**169,872**

The fall in inventories, particularly of finished products, relates to the Group's policy of limiting the value of its stock, and is mainly focused on Italy and the US.

Inventories are reported minus the relevant provisions for write-downs. The changes are reported in the table below:

	€ / 000
Balance at 31 December 2006	**4,176**
Provisions	1.393
Amounts used	(3.109)
Exchange rate differences and other changes	423
Balance at 31 December 2007	**2,882**

21. Trade receivables and other receivables

This item breaks down as follows:

	31 December 2007	31 December 2006
	€ / 000	€ / 000
Trade receivables from external customers	249,756	223,014
Trade receivables from affiliated companies	8,553	6,903
Receivables in respect of contributions to promotional costs	21,678	27,203
Trade receivables	**279,986**	**257,120**

	31 December 2007	31 December 2006
	€ / 000	€ / 000
Pre-payments and other receivables from suppliers	15,420	17,302
Tax credits	6,646	9,609
Receivables from main shareholders for tax consolidation	3,000	
Receivables from agents and miscellaneous customers	1,680	2,312
Pre-paid expenses	6,103	5,813
Other	4,292	3,729
Other receivables	**37,140**	**38,766**

All the receivables shown above are due within twelve months.

Their book value is considered to be close to their fair value.

Trade receivables, amounting to €279,986 thousand at 31 December 2007 and €257,120 thousand at 31 December 2006, were up by €22,866 thousand and were the result of a rise in income. They are shown net of year-end bonuses and payables for promotional costs; this is consistent with the recording of revenues in the profit and loss account.

In addition, this item is reported net of the related provision for write-downs, which reflects the actual risk of uncollectibility.

At 31 December 2007, pre-payments and other receivables from suppliers included a pre-payment of €8,935 thousand, paid by the Parent Company in 2006 for a contract for the design and construction of the new Sesto San Giovanni headquarters.

Receivables from main shareholders for fiscal consolidation refer to receivables of some Italian companies from the shareholder of the Parent Company, Fincorus S.p.A., after the Group's Italian companies joined the national tax consolidation scheme in 2007.

Against these receivables, the Group has payables of €20,107 thousand booked under tax payables, commented on in note 32 (Tax payables); the Group's net liability to the controlling shareholder Fincorus S.p.A. is €17,107 thousand.

For further details on amounts in respect of related parties, please refer to note 37 (Related parties).

The "other" item includes the reclassification from non-current to current of the remaining €2,966 thousand of the price for which the Parent Company sold the via Turati property in 2003.

It also includes the short-term portion of the receivable for the sale of the Alphaville plant by Campari do Brasil Ltda., totalling €1,274 thousand.

The table below breaks down receivables by maturity; note that the other receivables column shows receivables from agents and miscellaneous customers, short-term financial receivables from joint ventures and the "other" item of the table above.

This breakdown excludes advances, tax credits and deferred charges.

31 December 2007	Trade receivables €/ 000	Other receivables €/ 000
Not due	221,311	5,785
Due and not written down:		
Less than 30 days	14,117	125
30 - 90 days	34,807	138
Within 1 year	6,864	(5)
Within 5 years	1,434	78
Due after 5 years	137	
Total due and not written down	57,359	336
Due and written down	6,224	635
Amount written down	(4,907)	(634)
Total	**279,986**	**6,122**

31 December 2006	Trade receivables €/ 000	Other receivables €/ 000
Not due	201,933	5,587
Due and not written down:		
Less than 30 days	11,062	34
30 - 90 days	35,574	92
Within 1 year	6,839	107
Within 5 years	1,345	117
Due after 5 years	192	
Total due and not written down:	55,012	349
Due and written down	5,659	105
Amount written down	(5,484)	(105)
Total	**257,120**	**6,041**

The following table shows the changes in bad debt provisions during the period.

	Bad debt provisions	
€/ 000	Trade receivables	Other receivables
Balance at 31 December 2006	5,484	104
Provisions	1,170	528
Amounts used	(1,595)	
Exchange rate differences and other changes	(152)	2
Balance at 31 December 2007	4,907	634

Provisions for the year relate to: 889 thousand for trade receivables at Campari Italia S.p.A.; 208 thousand for bad debts of Campari's traditional sales channel, and Sella & Mosca S.p.A. and Sella & Mosca Commerciale S.r.l..

Amounts used relate to Brazilian subsidiary Campari do Brasil Ltda. (€975 thousand), Campari Italia S.p.A. (€517 thousand) and the Parent Company (€93 thousand).

As regards other receivables, Campari Italia S.p.A. made a provision of €498 thousand in respect of a recent legal dispute with a company distributor.

The related receivable was past due less than 90 days prior to the reporting date.

22. Short-term financial receivables

This item breaks down as follows:

	31 December 2007 €/000	31 December 2006 €/000
Securities	350	1,325
Net accrued swap interest income/expense on bonds	126	(84)
Valuation at fair value of instruments used to hedge private placement	–	6
Valuation at fair value of forward contracts	1,577	1,093
Other financial assets and liabilities	2	10
Short-term financial receivables from affiliates and joint ventures	823	2,499
Other current financial receivables	2,529	3,525
Short-term financial receivables	**2,878**	**4,849**

Securities mainly include short-term or marketable securities representing a temporary investment of cash, but which do not satisfy all the requirements for classification under cash and equivalents.

In particular, the item includes securities maturing within 12 months.

Other current financial receivables include accrued income from interest on financial instruments used to hedge bonds and the private placement.

The item also includes the fair value of forward purchases and sales of foreign currency to hedge receivables and payables or future sales and purchases.

The change in fair value relating to the hedging of cash flows that had not been generated at 31 December 2007 has been allocated directly to shareholders' equity, net of the related tax effect.

For further information, see note 34 (Financial instruments: disclosures).

Short-term financial receivables from joint ventures include a loan to MCS S.c.a.r.l.; note that this asset item is not included in the calculation of the Group's net cash/net debt figures.

All financial payables are current and due within a year.

23. Cash and equivalents and reconciliation with net debt

The Group's cash and equivalents break down as follows:

	31 December 2007 €/000	31 December 2006 €/000
Bank current accounts and cash	71,548	103,386
Term deposits	128,257	135,590
Cash and equivalents	**199,805**	**238,975**

The "cash and equivalents" item consists of bank current accounts, other sight deposits and those that can be withdrawn within a maximum period of three months from the reporting date, held at leading banks that pay variable interest rates based on LIBOR for the currency and period concerned.

It also includes securities that can be readily converted to cash consisting of short-term, highly liquid financial investments that can be quickly converted to known cash instruments, with an insignificant risk of change in value.

The reconciliation with the Group's net debt is set out below:

	31 December 2007 € / 000	31 December 2006 € / 000
Cash and equivalents	199,805	238,975
Liquidity (A)	**199,805**	**238,975**
Securities	350	1,325
Other short-term financial receivables	1,706	1,025
Short-term financial receivables (B)	**2,055**	**2,350**
Short-term bank debt	(114,375)	(209,273)
Current portion of real estate lease payables	(3,171)	(3,091)
Current portion of private placement and bond	(17,378)	(17,662)
Other short-term financial payables	(620)	(849)
Short-term financial debt (C)	**(135,543)**	**(230,876)**
Short-term net cash (debt) position (A + B + C)	**66,317**	**10,449**
Medium / long-term bank debt	(1,782)	(1,184)
Real estate lease payables	(12,860)	(15,998)
Private placement and bond	(338,813)	(370,555)
Other medium / long-term financial payables	(1,061)	(2,221)
Medium / long-term financial receivables	104	–
Medium / long-term financial debt (D)	**(354,412)**	**(389,958)**
Net debt (A + B + C + D)	**(288,095)**	**(379,509)**

For all information concerning the items that make up net debt excluding liquidity, please refer to note 22 (Financial receivables) and note 27 (Financial liabilities).

24. Non-current assets held for sale

This item includes non-current real estate assets with a high probability of being sold, or for which there is an irrevocable commitment to sell with a third party.

These assets, which are valued at the lower of net book value and fair value net of sales costs, totalled €2,473 thousand at 31 December 2007 and €3,918 thousand at 31 December 2006.

The change in 2007 is due to:

- the sale of a significant portion of the Termoli facility, where following an industrial reorganisation launched in 2003, production was never resumed; the value reported at 31 December 2006, of €3,340 thousand, has therefore been reduced by €2,043 thousand to take into account the value of the portion sold; no capital gain or loss on the transaction was registered;
- the reclassification of €597 thousand relating to a warehouse of the Parent Company located in Cinisello Balsamo, which was sold in early 2008.

Lastly, this item includes a property in San Gimignano formerly owned by Teruzzi & Puthod S.r.l., which is now part of Sella & Mosca S.p.A.

25. Shareholders' equity

The Group manages its capital structure and makes changes to it depending on the economic conditions and the specific risks of the underlying asset.

To maintain or change its capital structure, the Group may adjust the dividends paid to the shareholders and issue new shares.

In this context, like other groups operating in the same sector, the Group uses the debt / EBITDA ratio as a monitoring tool.

For this purpose, debt is equivalent to the Group's net debt figure, while EBITDA corresponds to the Group's operating profit before depreciation, amortisation and minority interests.

For information on the composition and changes in shareholders' equity for the periods under review, please refer to the "Statement of changes in shareholders equity".

Share capital

At 31 December 2007, the share capital was made up of 290,400,000 ordinary shares with a nominal value of €0.10 each, fully paid-up.

Outstanding shares and own shares

The following table shows the reconciliation between the number of outstanding shares at 31 December 2007 and in the last two years:

	Number of shares			Nominal value		
	31 December 2007	31 December 2006	31 December 2005	31 December 2007 €	31 December 2006 €	31 December 2005 €
Outstanding shares at the beginning of the year	289,049,453	281,356,013	281,048,090	28,904,945	28,135,601	28,104,809
Purchases for the stock option plan	(1,580,268)		(193,800)	(158,027)		(19,380)
Sales	1,886,361	7,693,440	501,723	188,636	769,344	50,172
Outstanding shares at the end of the year	289,355,546	289,049,453	281,356,013	28,935,555	28,904,945	28,135,601
Total own shares held	1,044,454	1,350,547	9,043,987	104,445	135,055	904,399
own shares as a % of share capital	0.4%	0.5%	3.1%			

In 2007, 536,361 own shares were sold (book value: €4,125 thousand) as the result of the exercise of stock options; this sale generated a capital loss of €1,991 thousand.

In addition, 1,350,000 own shares were sold on the market (book value: €5,419 thousand), resulting in a capital gain of €5,043 thousand, which was allocated directly to shareholders' equity.

No purchases or sales of own shares were made in 2008.

Dividends paid and proposed

The table below shows the dividends approved and paid in 2007 and 2006, and dividends subject to the approval of the shareholders' meeting to approve the accounts for the year ending 31 December 2007:

	Total amount			Dividend per share	
	31 December 2007 €/000		31 December 2006 €/000	31 December 2007 (€)	31 December 2006 (€)
Dividends approved and paid during the year on ordinary shares	29,040		28,136	0.100	0.100
Dividends proposed on ordinary shares	31,829	(*)	29,040	0.110	0.100

(*) calculated on the basis of outstanding shares at the date of the Board of Directors meeting on 18 March 2008.

Other reserves

This item breaks down as follows:

	Stock options €/000	Cash flow hedging €/000	Conversion of accounts in foreign currencies €/000	Total €/000
Balance at 31 December 2006	**3,520**	**3,000**	**(10,840)**	**(4,320)**
Cost of stock options for the year	2,512			2,512
Profits (losses) reported in the profit and loss account		(939)		(939)
Profits (losses) allocated to shareholders' equity		66		66
Cash flow hedging reserve allocated to shareholders' equity		11,575		11,575
Tax effect allocated to shareholders' equity		(3,004)		(3,004)
Tax effect allocated to shareholders' equity for change in tax rates		174		174
Conversion difference			(28,135)	(28,135)
Balance at 31 December 2007	**6,032**	**10,873**	**(38,975)**	**(22,070)**

The stock option reserve contains the provision made as a contra entry for the cost reported in the profit and loss account for stock options allocated. The provision is determined based on the fair value of the options, established using the Black-Scholes model.

For information on the Group's stock option plans, see note 33 (Stock option plans).

The hedging reserve contains amounts (net of the related tax effect) pertaining to changes resulting from fair value adjustments of financial derivatives recorded using the cash flow hedging methodology.

For further information, see note 34 (Financial instruments).

The conversion reserve reflects all exchange rate differences relating to the conversion of the accounts of subsidiaries denominated in currencies other than euro.

26. Minority interests

The minorities portion of shareholders' equity, which was €1,928 thousand at 31 December 2007 and €1,895 thousand at 31 December 2006, relates to the following fully-consolidated companies:

	31 December 2007 minorities %	31 December 2006 minorities %
Qingdao Sella & Mosca Winery Co. Ltd.	6.33%	6.33%
O-Dodeca B.V.	25.00%	25.00%

27. Financial liabilities

The table below shows a breakdown of financial liabilities reported in the accounts.

	31 December 2007 € / 000	31 December 2006 € / 000
Non-current liabilities		
Bonds	188,354	205,725
Private placement	99,297	116,974
Total bond issues	**287,651**	**322,699**
Payables and loans to banks	1,782	1,184
Property leases	12,860	15,998
Derivatives on bond issues	56,899	50,738
Other debt	1,061	2,222
Other non-current financial liabilities	**72,602**	**70,142**
Current liabilities		
Payables and loans to banks	**114,375**	**209,273**
Short-term portion of private placement	8,378	9,291
Accrued interest on bonds	7,253	8,300
Accrued swap interest on bonds	1,747	78
Property leases	3,171	3,091
Financial liabilities on hedging contracts	281	–
Financial liabilities on non-hedging contracts	46	–
Other debt	293	843
Other financial payables	**21,168**	**21,602**

The table below shows a breakdown of the Group's main financial liabilities, together with effective interest rates and maturities.

Note that, as regards the effective interest rate of hedged liabilities, the rate reported includes the effect of the hedging itself.

Furthermore, the values of hedged liabilities are shown here net of the value of the related derivative, whether it is an asset or liability.

	Effective interest rate at 31 December 2007	Maturity	31 December 2007 €/ 000	31 December 2006 €/ 000
Payables and loans to banks	4.7% on , 4.80% on US$	2008	116,157	210,457
Private placement	6-month US$ Libor + 60 / 87basis points	2008-2012	101,938	123,383
Bonds	6-month €Libor + 60 basis points fixed rate 4.31% (1)	2015-2018	245,253	256,463
Property leases	3-month €Libor + 60 basis points	2008-2012	16,030	19,089
Other debt	0.90%	2008-2015	1,355	3,065

(1) Tax applied to the portion of the bond issue hedged by a forward-starting interest rate swap.

Bond and private placement

The item "bonds" relates to the bond issue with a nominal value of US$ 300 million placed by the Parent Company in the US institutional market in 2003.

The transaction was structured in two tranches of US$ 100 million and US$ 200 million, maturing in 2015 and 2018 respectively, with a bullet repayment at maturity.

Coupons are to be paid semi-annually, and bear interest at a fixed rate.

A cross currency swap hedging instrument, whose maturity coincides with that of the bond being hedged, was used to neutralise the risks related to exchange rate fluctuations of the US dollar and interest rates, and the US dollar-based fixed interest rate was changed to a variable euro rate.

The Group has outstanding forward-starting interest rate swaps, with fixed rate interest payments of 4.25% and 4.36% respectively on the underlyings of US$ 50 million (maturity 2015) and US$ 150 million (maturity 2018) from July 2008.

The changes recorded in the value of the bond issue only relate to the higher values of the hedges and the related effects on the bond.

For an analysis of these changes, see note 34 (Financial instruments: disclosures).

The item "private placement" includes the liability relating to a bond issue with a nominal value of US$ 170 million placed by Redfire, Inc. in the US institutional market in 2002.

The transaction was structured in three tranches of US$ 20 million, US$ 50 million and US$ 100 million, maturing in 2009 (average life of 5 years), 2012 (average life of 7.5 years), and in 2012 with a bullet payment, respectively.

Coupons are to be paid semi-annually, and bear interest at a fixed rate.

Using an interest rate swap hedging instrument, whose maturity coincides with that of the private placement, the fixed interest rate was changed to a variable rate on the notional amounts in US$.

The changes recorded in the value of the private placement include the portion repaid in 2007 (US$ 12,333 thousand), as well as the higher value of the hedges and the related effects on the bond issue.

For more information on these changes, see note 34 (Financial instruments: disclosures).

Payables to banks

At 31 December 2007, the non-current portion of payables to banks included the residual amount of two medium/long-term bank loans taken out by Société Civile du Domaine de la Margue and Koutsikos Distilleries S.A. of €473 thousand and €600 thousand respectively.

The item also includes €709 thousand relating to a loan obtained by Sella & Mosca S.p.A., secured by mortgages on land and buildings and liens on machinery and equipment.

The current portion of payables to banks (€114,375 thousand, versus €209,273 thousand at 31 December 2006) relates to the portion of the above-mentioned loans maturing within one year and the short-term credit lines and other loans used mainly by the Parent Company and by Redfire, Inc. and the Greek subsidiaries.

The reduction in current receivables from banks relates to the optimisation of Group cash and equivalents, partly thanks to the good level of cash flow generated over the year, which has allowed some of the short-term lines of credit to be closed.

Leasing

Leasing payables refer to finance leases entered into by the Parent Company in 2004, with expiry in 2012, for the property complex in Novi Ligure.

Other debt

This item includes a Parent Company loan agreement with the industry ministry, for repayment in ten annual instalments starting in February 2006.

Financial liabilities on forward contracts

At 31 December 2007, this item related to the fair value of forward purchases and sales of foreign currency.

It includes €281 thousand for hedging contracts.

A portion of this item relates to the hedging of cash flows not yet generated and has been allocated directly to shareholders' equity, net of the related tax effect.

For further details, see note 34 (Financial instruments: disclosures).

28. Staff severance fund and other pension funds

Group companies provide post-employment benefits for staff, both directly and by contributing to external funds.

The procedures for providing these benefits vary according to the legal, fiscal and economic conditions in each country in which the group operates.

Group companies provide post-employment benefits through defined contribution and/or defined benefit plans.

For defined contribution plans, Group companies pay contributions to private pension funds and social security institutions, based on either legal or contractual obligations, or on a voluntary basis.

The companies fulfil all their obligations by paying the said contributions.

At the end of the financial year, any liabilities for contributions to be paid are included in the "other current liabilities" item; the cost for the period is reported according to function in the profit and loss account.

Defined benefit plans may be unfunded or fully or partially funded by contributions paid by the company, and sometimes by its employees, to a company or fund which is legally distinct from the company and which pays out benefits to employees.

The defined benefit plans to which the Group contributes consist mainly of the staff severance fund (TFR), to which employees of Italian companies are entitled by law.

Following the reform relating to staff severance funds from 1 January 2007, significant changes have been made for companies with at least fifty employees in the various valuation components, in order to ensure the relevant international accounting standard is correctly adopted.

With the reform of the complementary pension scheme, TFR contributions accrued up to 31 December 2006 remain in the company, while for contributions accruing from 1 January 2007, employees have the choice to allocate them to a complementary pension scheme, or keep them in the company, which will transfer the TFR contributions to the INPS fund.

As a result, TFR contributions accrued up to 31 December 2006 will continue to be classified as defined benefit plans, with the actuarial valuation criteria remaining unchanged; thus, the amounts accrued at 31 December 2006 are payable to employees when they leave the company.

TFR contributions accrued from 1 January 2007 are classified as defined contribution plans.

This structural change determines the recognition of curtailment, whose effect, in line with the previously selected accounting method, is fully posted to the profit and loss account.

Finally, as Italian companies usually pay contributions through a separate fund, without further obligations, the Company records its contributions to the fund for the year to which they relate, in respect of employees' service, without making any actuarial calculation.

Since the contributions in question had already been paid by the Company on the reporting date, no liability is recorded on the balance sheet.

For the portion of the staff severance fund considered as a defined benefit plan, this is an unfunded plan that therefore does not hold any dedicated assets.

In addition, some Group companies have the same type of plans for their current or former employees.

These plans have the benefit of dedicated assets.

The liability relating to the Group's defined benefit plans, which is calculated on an actuarial basis using the projected unit credit method, is reported on the balance sheet, net of the fair value of any dedicated assets.

In cases where the fair value of dedicated assets exceeds the value of the post-employment benefit obligation, and where the Group has the right to reimbursement or to reduce its future contributions to the plan, the surplus is reported as a non-current asset, in accordance with IAS 19.

The following table provides details of the staff severance fund in the last four financial years:

Staff severance fund	31 December 2007 €/ 000	31 December 2006 €/ 000	31 December 2005 €/ 000	31 December 2004 €/ 000
Defined benefit obligations	11,565	12,631	12,534	13,534

The following table provides details of other defined benefit plans, which are financed by dedicated assets, in the last four financial years.

Other plans	31 December 2007 €/ 000	31 December 2006 €/ 000	31 December 2005 €/ 000	31 December 2004 €/ 000
Defined benefit obligations	3,337	2,405	1,754	1,690
Assets dedicated to the plan (–)	(3,898)	(2,610)	(1,165)	(1,055)
Plan surplus (deficit)	561	205	(589)	(635)

The following table provides details of the net cost of defined benefit plans reported in the profit and loss account in 2007 and 2006.

Net cost of the benefit	TFR		Altri piani	
	2007 €/ 000	2006 €/ 000	2007 €/ 000	2006 €/ 000
Current service cost	112	2,275		
Financial charges	440	447	101	(95)
Expected income on plan assets			(96)	
Net actuarial (gains)/losses	(29)	(255)	(91)	105
Curtailment effect	72			
	595	**2,468**	**(86)**	**10**

The following table reports changes in the present value of defined benefit obligations in 2007 and 2006.

Changes in current value of obligations	Staff severance fund		Other plans	
	31 December 2007 €/ 000	31 December 2006 €/ 000	31 December 2007 €/ 000	31 December 2006 €/ 000
Present value at 1 January	12,631	12,534	2,406	1,754
Current service cost	112	2,275	–	(124)
Benefits paid	(1,759)	(2,510)	(200)	(95)
Financial charges	440	447	101	105
Actuarial gains (losses) on obligations	(29)	(255)	(91)	765
Curtailment	72			
Other changes	98	139	1,121	
Present value at 31 December	**11,565**	**12,631**	**3,336**	**2,406**
Dedicated assets deducted directly from the obligation			(3,245)	(2,405)
Staff severance fund and other pension funds	**11,565**	**12,631**	**92**	**1**

The following table shows the changes in the fair value of dedicated assets in defined benefit plans in 2006 and 2005.

Assets dedicated to the plan	31 December 2007 €/ 000	31 December 2006 €/ 000	31 December 2005 €/ 000
Present value at 1 January	2,610	1,165	1,055
Expected yield	96		
Employer contributions	336	1,070	
Contributions from participating employees	59	357	
Benefits paid	(75)		(100)
Settlements			
Actuarial gains (losses)		18	210
Other changes	873		
Present value at 31 December	**3,898**	**2,610**	**1,165**
Dedicated assets deducted directly from the obligation	(3,245)	(2,405)	(1,072)
Receivables from employee benefit funds	**653**	**205**	**93**

Obligations related to the plans described above are calculated on the basis of the following actuarial assumptions.

Main actuarial assumptions	Staff severance fund			Other plans		
	31 December 2007	31 December 2006	31 December 2005	31 December 2007	31 December 2006	31 December 2005
Discount rate	4.5%	4.0%	4.0%	4.5%	4.5%	4.0%
Future salary increases	3.0%	3.0%	3.0%			
Future pension increases	1.3%	1.3%	1.2%	1.5%	1.5%	1.5%
Expected yield from dedicated assets				4.0%	4.0%	4.0%
Staff turnover rate	5.0%	5.0%	5.0%			
Inflation rate	2.0%	1.5%	2.0%			

The rates relating to the costs of health benefits are not included in the assumptions used in determining the above obligations. Thus, any changes in these rates would not have any effect.

On the basis of information available when the accounts were prepared, the best estimate of the contributions that the Group expects to pay to the defined benefit plans in 2008 total approximately €0.2 million.

29. Reserves for risks and future liabilities

The table below indicates changes to this item during the period.

	Tax provisions €/000	Reserve for industrial restructuring €/000	Agent severance fund €/000	Other €/000	Total €/000
Balance at 1 January 2007	646	5,587	1,064	3,633	10,930
Provisions	3,020	–	200	862	4,082
Amounts used	(253)	(845)	(88)	(1,675)	(2,861)
Releases	12	(1,234)	(105)	79	(1,247)
Exchange rate differences and other changes	31	–	–	102	134
Balance at 31 December 2007	**3,456**	**3,508**	**1,071**	**3,002**	**11,038**
of which, projected disbursement					
due within 12 months		3,509		1,494	5,003
due after 12 months	3,456		1,071	1,508	6,036

Tax provisions during the year totalled €2,140 thousand for Campari Italia S.p.A. and €880 thousand for the Parent Company.

In the case of the Parent Company, the provisions were made to cover potential tax liabilities, following an inspection in 2006 and the first few months of 2007 in respect of the 2004 and 2005 tax years.

For Campari Italia S.p.A., the provisions were made to cover potential tax liabilities, following an inspection in 2006 and the first few months of 2007 in respect of the 2003, 2004 and 2005 tax years.

The adjustments derive from a series of findings, which mainly relate to commercial agreements and the related definition of advertising expenditure in respect of agents.

The "reserve for industrial restructuring" includes a provision made by the Parent Company to cover a programme to restructure the Group's industrial sites.

In 2006, provisions were also made for the direct costs of halting production at the Sulmona plant.

The closure of this plant was completed in 2007 and compensation procedures were therefore put in place to support the staff leaving the company's employment; these procedures were less costly than expected when provisioned in 2006 however.

As a result, a proportion of the related provisions exceeding the estimated future liability was released.

Moreover, the amounts used also include other expenses incurred in the last few months of the year.

The agent severance fund covers the estimate of the probable liability to be incurred for disbursing the compensation due to agents at the end of the relationship, taking into account all variables that could affect the amount.

In addition, this amount was discounted using the appropriate rate.

At 31 December 2007, the "other reserves" item includes the estimated liability for miscellaneous lawsuits and for staff redundancy settlements.

It also includes, with regard to Campari Italia S.p.A., the costs deriving from existing agreements with agents, the amount of which is defined based on transactions completed in the first few months of 2008, and adjustments to sales for deferred discounts, price differences and returns on sales invoiced in 2007, for which it was not possible to determine reliably and objectively the amount and existence at the reporting date.

In addition, the company is in dispute with the Brazilian tax authorities, which has contested the classification of products sold by Campari do Brasil Ltda. for production tax (IPI) purposes, levying additional taxes and penalties totalling BRL 96.9 million (€37.1 million).

The company has taken the appropriate action to contest this claim in full, appointing local advisors. Based on the opinions expressed by the advisors, it was deemed unnecessary to establish a special provision.

As a result, no provisions were made for this item in the accounts for the year ending 31 December 2007.

30. Trade payables and other current liabilities

This item breaks down as follows:

	31 December 2007 € / 000	31 December 2006 € / 000
Trade payables to external suppliers	153,290	160,493
Trade payables to affiliated companies	3,262	1,414
Payables to suppliers	**156,552**	**161,907**
Payroll	18,728	16,237
Amounts due to agents	4,395	4,824
Deferred income	4,689	3,958
Deferred realised capital gains	3,296	4,119
Unconfirmed grants received	1,011	2,188
Other	7,317	5,001
Other current liabilities	**39,436**	**36,326**

The item "deferred realised capital gains" refers to an adjustment to the Parent Company's capital gains from the sale of the property in Via Filippo Turati in Milan, and takes into account expected future charges.

The payable for "unconfirmed contributions received" relates to advances collected by Sella & Mosca S.p.A. in respect of the regional operating programme (POR) for Sardinia, to investments in progress, and to contributions received for vineyard equipment during the pre-production phase.

These contributions will be confirmed only after the equipment has been tested, and will then be reported in the profit and loss account based on the useful life of the equipment.

A breakdown of these payments is given in the following paragraph.

The table below sets out the maturities for trade payables and other current liabilities, such as amounts due to agents and the "other" item in the above table.

31 December 2007	On demand €/000	Due within 1 year €/000	Due in 1 to 2 years €/000	Due in 3 to 5 years €/000	Due after 5 years €/000	Total €/000
Trade payables	17,545	138,985	21	–	–	156,552
Other payables	183	11,166	362	–	–	11,712
Total	**17,728**	**150,152**	**383**	–	–	**168,263**

31 December 2006	On demand €/000	Due within 1 year €/000	Due in 1 to 2 years €/000	Due in 3 to 5 years €/000	Due after 5 years €/000	Total €/000
Trade payables	25,372	136,533	2	–	–	161,907
Other payables	630	9,050	146	–	–	9,825
Total	**26,002**	**145,583**	**147**	–	–	**171,732**

31. Capital grants

The following table provides details of changes in deferred income related to capital grants between one financial year and the next.

As explained in the previous paragraph, in some cases grants have not yet been confirmed; in these cases a liability must be recorded against the grant received.

Once these grants are confirmed, they are classified as deferred income and are reported in the profit and loss account based on the useful life of the equipment.

In the interests of clarity, the table below illustrates changes in both payables and deferred income.

31 December 2007	Advances paid €/000	Deferred income €/000
Balance at 1 January 2007	2,188	2,795
Payments received during the period	639	11
Confirmed grants	(1,524)	1,524
Amounts posted to the profit and loss account		(671)
Other changes		138
Balance at 31 December 2007	**1,303**	**3,797**

31 December 2006	Advances paid €/000	Deferred income €/000
Balance at 1 January 2006	2,166	2,154
Payments received during the period	336	562
Confirmed grants	(313)	313
Amounts posted to the profit and loss account		(234)
Balance at 31 December 2006	**2,189**	**2,795**

Grants received during the period relate to Sella & Mosca S.p.A. in respect of the regional operating programme (POR) for Sardinia, for vineyard equipment during the pre-production phase.

32. Tax liabilities

This item breaks down as follows:

	31 December 2007 €/000	31 December 2006 €/000
Corporate income tax	7,572	10,384
Due to controlling shareholder for tax consolidation	20,107	
Value-added tax	7,115	3,824
Tax on alcohol production	17,022	10,557
Withholding and other taxes	2,777	1,933
	54,592	**26,699**

In 2007, the Group's Italian companies joined the national tax consolidation scheme governed by articles 117 et seq. of the consolidation law on income tax (TUIR) for 2007, 2008 and 2009.

The tax receivables and payables of the individual Italian companies will therefore be recorded as payable to the Parent Company's controlling shareholder, Fincorus S.p.A.

At 31 December 2007, the liabilities of some of the Italian subsidiaries, excluding the receivable of €3,000 thousand relating to the Parent Company and other subsidiaries, represent the Group's net liability to the controlling shareholder Fincorus of €17,107 thousand.

For details of amounts due to related parties, see note 37 (Related parties).

Corporate income tax payable is shown net of advance payments and taxes withheld at source.

These payables are all due within 12 months.

33. Stock option plan

Pursuant to Consob resolution 11971 of 14 May 1999 as amended, and Consob communication 11508 of 15 February 2000, the following information is provided on the stock option plan (the "Plan") approved by the Board of Directors of Davide Campari-Milano S.p.A. on 15 May 2001, which incorporated the framework plan for the general regulation of stock options for the Campari Group, approved by the shareholders' meeting on 2 May 2001.

The purpose of offering stock options is to give the beneficiaries, who occupy key positions in the Group the opportunity of owning shares in Davide Campari-Milano S.p.A., thereby aligning their interests with those of other shareholders and fostering loyalty, in the context of the major strategic goals to be achieved.

Plan recipients are employees, directors and / or individuals who regularly do work for one or more Group companies, who have been identified by the Board of Directors of Davide Campari-Milan S.p.A., and who, on the plan approval date and until the date that the shares were allocated, were employees and / or directors of a Group company without interruption.

The regulations for the stock option plan do not provide for loans or other incentives for share subscriptions pursuant to article 2358, paragraph 3 of the Italian civil code.

The Board of Directors has the right to prepare regulations, select beneficiaries and determine the quantities and values for the execution of stock option plans. In addition, Davide Campari-Milano S.p.A. reserves the right, at its sole discretion, to modify the Plan and Regulations as necessary or appropriate to reflect revisions to laws in force, or for other objective reasons that would warrant such modification.

The first allocation of options in July 2001 was unconditional and enabled beneficiaries to exercise options on the day after the plan's expiry, i.e. on 30 June 2006.

These options were fully exercised in July 2006.

In 2004 and 2005, four more allocations of stock options were approved, also governed by the framework plan approved by the shareholders' meeting of 2 May 2001. These allocations enable beneficiaries to exercise options for a period of 30 days starting on the day after the maturity of options assigned in 2004, i.e. 30 June 2009, while for allocations in 2005, the exercise periods will be between November 2009 and November 2011.

The share subscription price is equivalent to the weighted average market price for the month preceding the date on which the options were allocated.

In 2006, new allocations of stock options were approved, which may be exercised in certain monthly windows between July 2011 and July 2013.

New allocations of stock options were also approved in 2007. These may be exercised in four monthly windows between February 2012 and August 2014.

The number of options granted for the purchase of the same number of shares was 1,266,890, with the average allocation price at €7.74, equivalent to the weighted average market price in the month preceding the day on which the options were granted.

The Group's Italian companies have designated the exercise of the option by the employee as the event triggering the recognition of the liability in respect of social security contributions.

Thus, the liability in respect of social security contributions will be calculated and recognised when the employee exercises the option.

The following table shows changes in stock option plans during the periods concerned.

	31 December 2007		31 December 2006	
	Number of shares	Average allocation/ exercise price (€)	Number of shares	Average allocation/ exercise price (€)
Options outstanding at the beginning of the period	11,951,311	5.84	12,074,197	3.72
Options granted during the period	1,266,890	7.74	5,570,554	7.64
(Options cancelled during the period)	(1,634,720)	6.53	0	–
(Options exercised during the period) (*)	(536,361)	3.98	(5,693,440)	3.10
(Options expiring during the period)	–	–	–	–
Options outstanding at the end of the period	11,047,120	5.38	11,951,311	5.84
of which, those that can be exercised at the end of the period	–	–	–	–

(*) The average market price on the exercise date was €8.41 in 2007 (€8.10 in 2006).

The average remaining life of outstanding options at 31 December 2007 was 3.18 years (3.6 years at 31 December 2006).

The exercise price interval for these options, divided into annual allocations, is as follows:

	Average exercise price (€)
2004 allocations	3.99
2005 allocations	6.20
2006 allocations	7.66
2007 allocations	7.74

The average fair value of options granted during 2007 was €1.89 (€2.37 in 2006).

The fair value of stock options is represented by the value of the option determined by applying the Black-Scholes model, which takes into account the conditions for exercising the option, as well as the current share price, expected volatility and the risk-free rate.

Volatility was estimated with the help of data supplied by a market information provider together with a leading bank, and corresponds to volatility recorded in the 365 days before the plan allocation.

This estimate is required since there is no historical volatility with a duration equivalent to the plan period concerned.

The following assumptions were used for the fair value valuation of options issued in 2007:

	2007
Expected dividends (€)	1.10
Expected volatility (%)	17%
Historical volatility (%)	15%
Market interest rate	4.52%
Expected option life (years)	5
Exercise price (€)	7.74

Davide Campari-Milano S.p.A. has a number of own shares that can be used to cover the stock option plan. The following table shows changes in the number of own shares held during the comparison periods:

	Number of own shares		Acquisition price (€)	
	2007	2006	2007	2006
Balance at 1 January	**1,350,547**	**9,043,987**	**5,422,370**	**29,289,471**
Purchases	1,580,268		11,132,207	
Sales	(1,886,361)	(7,693,440)	(9,544,825)	(23,867,101)
Balance at 31 December	**1,044,454**	**1,350,547**	**7,009,752**	**5,422,370**
% of share capital	0.360%	0.465%		

34. Financial instruments - additional information

The value of individual categories of financial assets and liabilities held by the Group is shown below.

31 December 2007 **€/ 000**	Loans and receivables	Financial liabilities at amortised cost	Assets and liabilities measured at fair value with changes recognised in profit and loss	Hedge derivatives
Cash and cash equivalents	199,805			
Short-term financial receivables	1,175			
Other non-current financial assets	104			
Trade receivables	279,986			
Other receivables	37,140			
Payables to banks		(116,157)		
Real estate lease payables		(16,030)		
Bonds		(188,354)		
Private placement		(107,675)		
Accrued interest on bonds		(7,253)		
Other financial liabilities		(1,355)		
Trade payables		(156,552)		
Other payables		(39,436)		
Non-current assets for hedge derivatives				5,736
Current assets for hedge derivatives				1,704
Non-current liabilities for hedge derivatives				(56,899)
Current liabilities for hedge derivatives				(2,028)
Liabilities for non-hedge derivatives			(46)	
Total	**518,210**	**(632,811)**	**(46)**	**(51,487)**

31 December 2006 **€/ 000**	Loans and receivables	Financial liabilities at amortised cost	Assets and liabilities measured at fair value with changes recognised in profit and loss	Hedge derivatives
Cash and cash equivalents	238,975			
Current financial receivables	3,834			
Trade receivables	257,120			
Other receivables	38,766			
Payables to banks		(210,457)		
Real estate lease payables		(19,089)		
Bonds		(205,725)		
Private placement		(126,265)		
Accrued interest on bonds		(8,378)		
Other financial liabilities		(3,065)		
Trade payables		(161,907)		
Other payables		(36,326)		
Non-current assets for hedge derivatives				2,882
Current assets for hedge derivatives				1,015
Non-current liabilities for hedge derivatives				(50,738)
Total	**538,695**	**(771,211)**		**(46,841)**

In 2007, under "assets and liabilities measured at fair value with changes recognised in profit and loss", the Group reported a number of forward purchase and sale contracts to hedge foreign exchange transactions.

However, these are not classified as hedge transactions as defined by IAS 39 (Financial instruments – Recognition and Measurement).

Fair value of financial assets and liabilities

For each category of financial assets and liabilities, a comparison between the fair value of the category and the corresponding book value is shown below.

The method used for determining fair value was as follows:

- for financial assets and liabilities that are liquid or nearing maturity, it is assumed that the book value equates to fair value; this assumption also applies to term deposits, securities that can be readily converted to cash and variable-rate financial instruments;
- for the valuation of hedging instruments at fair value, the company used valuation models based on market parameters;
- the fair value of medium / long-term financial payables was obtained by discounting all remaining cash flows at the rates in effect at the end of the period;
- for commercial items and other receivables and payables, fair value corresponds to the book value; these are not reported in the table below.

	Book value		Fair value	
	31 December 2007 € / 000	31 December 2006 € / 000	31 December 2007 € / 000	31 December 2006 € / 000
Cash and cash equivalents	199,805	238,975	199,805	238,975
Interest accrued on swaps on private placement	126		126	
Assets for other hedge derivatives	1,577	1,093	1,577	1,093
Other short-term financial receivables	1,175	3,829	1,175	3,829
Assets for private placement derivative	5,736	2,888	5,736	2,888
Other non-current financial assets	104		104	
Financial investments	**208,523**	**246,785**	**208,523**	**246,785**

	Book value		Fair value	
	31 December 2007 € / 000	31 December 2006 € / 000	31 December 2007 € / 000	31 December 2006 € / 000
Payables to banks	116,157	210,457	116,157	210,457
Real estate lease payables	16,030	19,089	16,522	19,089
Bonds	188,354	205,725	178,175	205,725
Private placement	107,675	126,265	107,004	126,265
Accrued interest on bonds	9,000	8,455	9,000	8,455
Liabilities for derivatives on bonds	56,899	50,738	56,899	50,738
Liabilities for other hedge derivatives	281		281	
Liabilities for other non-hedge derivatives	46		46	
Other debt	1,355	3,065	1,355	3,065
Financial liabilities	**495,796**	**623,794**	**485,437**	**623,794**

Hedging transactions

The Group currently holds various derivative instruments to hedge both the fair value of underlying instruments and cash flows.

The table below shows the fair value of these derivative instruments, recorded as assets or liabilities, and their notional values.

The notional value indicates the volume of outstanding transactions and is indicative neither of market risk nor of credit risk.

	31 December 2007		31 December 2006	
	Assets €/000	Liabilities €/000	Assets €/000	Liabilities €/000
Fair value hedge derivatives				
Interest rate swap on private placement	5,736		2,888	
Interest rate and currency swap on bond issues		(70,772)		(53,912)
Accrued interest on swap on private placement and bond issues	126	(1,747)	(84)	
Forward currency contracts	419		192	
	6,281	**(72,519)**	**2,996**	**(53,912)**
Cash flow hedge derivatives				
Interest rate swap on bond issues		13,873		3,174
Forward currency contracts for futures transactions	1,158	(281)	901	
	1,158	**13,592**	**901**	**3,174**
Non-hedge derivatives		(46)		
Total derivatives	**7,440**	**(58,972)**	**3,897**	**(50,738)**

Fair value hedge derivatives

The Group has the following contracts that satisfy the definition of hedging instruments required by IAS 39.

- *Interest rate swap and cross currency swap on bond issue and private placement*

At the reporting date, interest rate swaps totalling a notional US$ 149.7 million were outstanding on the private placement of Redfire, Inc., while a cross currency swap totalling a notional US$ 300 million was outstanding on the Parent Company's bond issue.

These instruments have the same maturities as the underlying liabilities.

The interest rate swap on the private placement and the cross currency swap on the Parent Company's bond issue are valued at fair value and any changes are reported in the profit and loss account; having established the effectiveness of the hedging transactions, the gain or loss on the hedged item attributable to the hedged risk is used to adjust the book value of the underlying liability and is immediately reported in the profit and loss account.

The change in the fair value of these instruments reported in the profit and loss account in 2007 was negative to the tune of €12,982 thousand.

The gain recorded on the hedged item was €13,749 thousand.

In addition, at 31 December 2007 the Parent Company's cross currency swap had a negative fair value of €70,772 thousand, reported under medium / long-terms financial liabilities, while the interest rate swap taken out by Redfire, Inc. had a positive fair value of €5,736 thousand, reported under non-current financial assets.

- *Foreign currency hedges*

At 31 December 2007, Campari International S.A.M. held forward contracts on receivables and payables in currencies other than the euro in its accounts.

The contracts were negotiated to match maturities with projected incoming and outgoing cash flows resulting from sales and purchases in individual currencies.

The fair value of these contracts at the reporting date (€419 thousand) is recorded under current financial assets.

Gains and losses on the hedged and hedging instruments used in cash flow hedges are summarised below.

	31 December 2007 € / 000	31 December 2006 € / 000
Gains on hedging instruments	3,877	351
Losses on hedging instruments	(16,859)	(27,325)
Total gains (losses) on hedging instruments	**(12,982)**	**(26,974)**
Gains on hedged instruments	17,502	27,797
Losses on hedged instruments	(3,753)	(349)
Total gains (losses) on hedged instruments	**13,749**	**27,449**

Cash flow hedge derivatives

The Group uses the following contracts to hedge its cash flows.

- *Interest rate swaps (forward starting) on the bond issue*

The Group has taken out forward starting interest rate swaps requiring payment from July 2008 at a fixed rate of 4.25% and 4.36% respectively on the underlyings of US$ 50 million (maturing in 2015) and US$ 150 million (maturing in 2018).

Therefore, some of the interest on bonds denominated in US$ and maturing in 2015 and 2018 will be hedged from July 2008 to maturity by cross currency interest rate swaps and interest rate swaps that can be classified as cash flow hedges.

The value reported at 31 December 2007 is €13,873 thousand, with a separate reserve as a contra entry under shareholders' equity, since the hedge meets the effectiveness criteria.

During the period, an unrealised gain of €10,699 thousand was posted to the reserve, together with the corresponding deferred tax effect of €2,942 thousand.

The following table shows maturities for the Group's cash flows, indicating the periods in which cash flows relating to the hedged part is due; these cash flows consist only of interest and have not been discounted.

31 December 2007	Due within 1 year € / 000	Due in 1-5 years € / 000	Due after 5 years € / 000	Total € / 000
Outgoing cash flows	3,816	24,754	32,719	61,289

31 December 2006	Due within 1 year € / 000	Due in 1-5 years € / 000	Due after 5 years € / 000	Total € / 000
Incoming cash flows		24,191	43,489	67,680

• *Hedging of future purchases and sales of foreign currencies*

At 31 December 2007, the Group held forward currency contracts, designated as hedging instruments, on expected future sales and purchases based on its own 2008 estimates. These transactions are highly probable.

Contracts were negotiated to match maturities with projected incoming and outgoing cash flows resulting from sales and purchases in individual currencies.

The main currencies hedged are the US dollar (nominal amount of US$ 11.3 million), Japanese yen (JPY 1.3 million) and the Swedish krona (SEK 3.2 million).

These hedging transactions met the requirements for effectiveness, and an unrealised gain of €815 thousand was suspended in shareholders' equity reserves, net of the related deferred tax effect.

All cash flows concerned will materialise in 2008.

The overall changes in the cash flow hedge reserve and the associated deferred taxes are shown below.

31 December 2007	Gross €/000	Tax effect €/000	Net €/000
Opening balance	4,113	–1,113	3,000
Recognised in profit and loss during the period	–939	66	–873
Recognised in equity during the period	11,575	–3,004	8,572
Recognised in equity during the period due to changes in tax rates		174	174
Reserve at 31 December	**14,749**	**–3,876**	**10,873**
Ineffectiveness recognised in profit and loss	–29		–29

31 December 2006	Gross €/000	Tax effect €/000	Net €/000
Opening balance	–192	15	–177
Recognised in profit and loss during the period	192	–15	177
Recognised in equity during the period	4,047	–1,113	2,934
Reserve at 31 December	**4,047**	**–1,113**	**2,934**
Ineffectiveness recognised in profit and loss	–25		–25

35. Nature and scale of the risks arising from financial instruments

The Group's main financial instruments include current accounts, short-term deposits, short and long-term bank loans, finance leases and bonds.

The purpose of these is to finance the Group's operating activities.

In addition, the Group has trade receivables and payables resulting from its operations.

The main financial risks to which the Group is exposed are market (currency and interest rate risk), credit and liquidity risk.

These risks are described below, together with an explanation of how they are managed.

To cover these risks, the Group makes use of derivatives, primarily interest rate swaps, cross currency swaps and forward contracts, to hedge interest rate and foreign exchange risks.

Credit risk

With regard to trade transactions, the Group works with medium-sized and large customers (mass retailers, domestic and international distributors) on which credit checks are performed in advance.

In addition, the trade conditions initially granted are particularly tight.

Each company subsequently initiates an assessment and control procedure for its customer portfolio.

As a result, historical losses on receivables represent a very low percentage of revenues and do not require special coverage and/or insurance.

The maximum risk at the reporting date is equivalent to the book value of trade receivables recorded under financial assets.

Financial transactions are carried out with leading domestic and international institutions with a high credit rating. The risk of insolvency is therefore deemed to be insignificant.

The maximum risk at the reporting date is equivalent to the book value of these assets.

Liquidity risk

The Group's ability to generate substantial cash flow through its operations allows it to reduce liquidity risk to a minimum.

This risk is defined as the difficulty of raising funds to cover the payment of the Group's financial obligations.

The table below summarises financial liabilities at 31 December 2007 by maturity based on the contractual repayment obligations, including non-discounted interest.

For details of trade payables and other liabilities, see note 30 (Trade payables and other current liabilities).

31 December 2007	On demand € / 000	Due within 1 year € / 000	Due in 1 to 2 years € / 000	Due in 3 to 5 years € / 000	Due in more than 5 years € / 000	Total € / 000
Payables to banks		114,695	925	518	623	116,761
Bonds		9,232	9,232	18,463	254,972	291,899
Liabilities for derivatives on bonds		3,259	1,551	4,207	68,800	77,817
Private placement		14,589	14,086	26,970	75,970	131,615
Property leases		3,494	3,494	6,988	3,036	17,012
Other financial payables		196	196	392	785	1,569
Total financial liabilities		**145,465**	**29,484**	**57,538**	**404,186**	**636,673**
Assets for derivative on private placement		(2,178)	(2,768)	(3,048)	(424)	(8,418)
Financial liabilities excluding hedging transactions		**143,287**	**26,715**	**54,491**	**403,762**	**628,255**

31 December 2007	On demand € / 000	Due within 1 year € / 000	Due in 1 to 2 years € / 000	Due in 3 to 5 years € / 000	Due in more than 5 years € / 000	Total € / 000
Payables to banks		209,396	117	799	423	210,735
Bonds		10,319	10,319	20,638	295,319	336,595
Liabilities for derivatives on bonds		1,838	2,172	1,362	39,907	45,279
Private placement		16,870	16,308	31,013	99,795	163,986
Property leases		3,494	3,494	6,988	6,530	20,506
Other financial payables		1,362	404	777	1,521	4,064
Total financial liabilities		**243,279**	**32,814**	**61,577**	**443,494**	**781,163**
Assets for derivative on private placement		(584)	(2,435)	(5,180)	(1,795)	(9,993)
Financial liabilities excluding hedging transactions		**242,695**	**30,379**	**56,397**	**441,700**	**771,170**

The Group's financial payables, with the exception of non-current payables with a fixed maturity, consist of short-term bank debt.

Thanks to its liquidity and management of cash flow from operations, the Group has sufficient resources to meet its financial commitments at maturity.

In addition, it has unused credit facilities that it could use to cover any additional cash flow requirements.

Market risks

• Interest rate risk

The Group is exposed to the risk of fluctuating interest rates in respect of its financial assets, short-term payables to banks and long-term lease agreements.

Fixed rates apply to long-term financial liabilities, certain loans obtained by Sella & Mosca S.p.A. and Zedda Piras S.p.A., and one of the Parent Company's small loans.

The Parent Company's bond issue and the private placement of Redfire, Inc., originally issued at a fixed rate, have been reported at a variable rate on notional amounts in euro and US dollars respectively, to capitalise on opportunities offered by the lower interest rates available on the market in recent years.

However, in anticipation of a rise in interest rates, in early 2006 some of the Parent Company's bond debt was reported at a fixed rate through the use of several derivatives (from July 2008).

Sensitivity analysis

The following table shows the effects on the Group's profit and loss account of a possible change in interest rates, if all other variables are constant.

A negative value in the table indicates a potential net reduction in profit and equity, while a positive value indicates a potential net increase in these items.

The assumptions used in terms of a potential change in rates are based on an analysis of the trend at the reporting date.

The table illustrates the full-year effects on the profit and loss account in the event of a change in rates, calculated for the Group's variable-rate financial assets and liabilities.

As regards the fixed-rate financial liabilities hedged by interest rate swaps, the change in assets offsets the change in the underlying liability, with practically no effect on the profit and loss account.

The net tax effects of the effects on the profit and loss account are also included.

31 December 2007		Profit and loss account	
	Increase / decrease in interest rates in percentage points	Increase in interest rates €/ 000	Decrease in interest rates €/ 000
Euro	+ / – 11 basis points	–11	11
Dollar	+ / – 68 basis points	513	–513
Other currencies	+ / –16 basis points on CHF Libor, + / – 47 basis points on GBP Libor, + / –136 basis point on R$ Libor	301	–301
Total effect		802	–802

31 December 2006		Profit and loss account	
	Increase / decrease in interest rates in percentage points	Increase in interest rates €/ 000	Decrease in interest rates €/ 000
Euro	+ / – 50 basis points	–44	44
Dollar	+ / – 50 basis points	–77	77
Other currencies	+ / – 38 basis points on CHF Libor, + / – 69 basis points on GBP Libor, + / –100 basis points on R$ Libor	217	–217
Total effect		97	–97

• Foreign exchange risk

The expansion of the Group's international business has resulted in an increase in sales on markets outside the eurozone, which accounted for 38.3% of the Group's net sales in 2007.

However, the establishment of Group entities in countries such as the United States, Brazil and Switzerland allows this risk to be partly hedged, given that both costs and income are denominated in the same currency. In the case of the US, moreover, some of the cash flows from operations are used to redeem the US dollar-denominated private placement taken out locally to cover the acquisitions of certain companies.

Therefore, exposure to foreign exchange transactions generated by sales and purchases in currencies other than the Group's functional currencies only represented around 4% of consolidated sales in 2007.

For these transactions, Group policy is to mitigate the risk by using forward sales or purchases.

In addition, the Parent Company has issued a bond in US currency, where the foreign exchange risk has been hedged by a cross currency swap.

Sensitivity analysis

The following table shows the effects on the Group's profit and loss account of a possible change in euro exchange rates, if all other variables are constant.

This analysis does not include the effect on the consolidated accounts of the conversion of the financial statements of subsidiaries denominated in a foreign currency following a possible change in exchange rates.

A negative value in the table indicates a potential net reduction in profit and equity, while a positive value indicates a potential net increase in these items.

The assumptions adopted in terms of a potential change in rates are based on an analysis of forecasts provided by financial information agencies at the reporting date.

The effects on the profit and loss account concern the change in fair value of monetary assets and liabilities held in a currency other than the functional currency.

The types of transaction included in this analysis are as follows: the Parent Company's bond issue, denominated in US dollars, and sales and purchase transactions in a currency other than the Group's functional currency.

The Parent Company's bond issue is hedged by cross currency swaps, while the other transactions are hedged by forward contracts; in both cases, therefore, a change in exchange rates would entail a corresponding change in the fair value of the hedging transaction and hedged item, but this would have no effect on the profit and loss account.

The effects on shareholders' equity are determined by changes in fair value of the Parent Company's interest rate swap and forward contracts on future transactions, which are used as cash flow hedges.

The deferred net tax effects of the impact on the profit and loss account described earlier are also included.

31 December 2007		Profit and loss account		Shareholders' equity	
	Change in exchange rate in %	Increase in exchange rates € / 000	Decrease in exchange rates € / 000	Increase in exchange rates € / 000	Decrease in exchange rates € / 000
US$	+ / – 11%	–	–	–532	664
Other currencies	+ / – 2%	–	–	–106	110
Total effect		–	–	–638	774

31 December 2006		Profit and loss account		Shareholders' equity	
	Change in exchange rate in %	Increase in exchange rates € / 000	Decrease in exchange rates € / 000	Increase in exchange rates € / 000	Decrease in exchange rates € / 000
US$	+ / – 13%	–	–	–749	973
Other currencies	+ / – 5%	–	–	–432	478
Total effect		–	–	–1,181	1,451

36. Commitments and risks

The main commitments and risks of the Campari Group on the reporting date is shown below.

Non-cancellable operating leases with the Campari Group as lessee

The following table shows the amounts owed by the Group in future periods for leases on property.

Minimum future payments under operating leases	31 December 2007 € / 000	31 December 2006 € / 000
Under one year	3,023	2,681
One to five years	4,439	4,364
Over five years	–	–

The amount reported in the table refers to leases on cars, computers and other electronic equipment; factory and office leases are not included.

Non-cancellable finance leases with the Campari Group as lessee

The commitment in relation to the finance lease entered into by the Parent Company in 2003 for the property complex in Novi Ligure stipulates the following future minimum payments. The relationship between these and their present value is also reported.

Finance leases	31 December 2007		31 December 2006	
	Minimum future payments € / 000	Present value of future payments € / 000	Minimum future payments € / 000	Present value of future payments € / 000
Under one year	3,171	3,557	3,067	3,539
One to five years	12,860	13,523	15,959	17,016
Over five years	–	–	–	–
Total minimum payments	16,030	17,080	19,026	20,555
Financial charges	1,049		1,529	
Present value of minimum future payments	**17,080**	**17,080**	**20,555**	**20,555**

Existing contractual commitments for the purchase of property, plant and machinery

These commitments totalled €29.4 million, of which €27.3 million is due within one year.

Of these commitments, €25 million relate to the Parent Company, mainly in connection with the new Sesto San Giovanni site.

Other commitments

The Group's other commitments for purchases of goods or services primarily consist of:

- purchases of raw materials relating to commitments to purchase wine and grapes for the production of Cinzano still and sparkling wines; these multi-year contracts are entered into directly with the sellers pursuant to the Moscato d'Asti producers agreement;
- purchases of raw materials relating to packaging and consumables;

– leases and rentals relating to leasing liabilities amounting to €8.2 million for the Parent Company's lease agreement with Core One S.r.l. for the property located at Via Filippo Turati in Milan, the head office of the Parent Company and the Italian subsidiaries;
– sponsorship contracts.

Restrictions on the title and ownership of properties, equipment and machinery pledged to secure liabilities

The Group has several existing loans, with a current balance of €896 thousand, secured by mortgages on land and buildings and liens on machinery and equipment.

The original amount of these guarantees was €5.3 million.

Other guarantees

The Group has issued other forms of security in favour of third parties, such as customs bonds for excise taxes totalling €31.8 million at 31 December 2006 (€49.7 million at 31 December 2005) and other guarantees totalling €3.7 million (€5.9 million at 31 December 2007).

37. Related parties

The Parent Company, Davide Campari-Milano S.p.A., is controlled by Alicros S.p.A., with which the Group has not entered into transactions. Alicros S.p.A. is in turn controlled by Fincorus S.p.A.

In 2007, Fincorus S.p.A., Davide Campari-Milano S.p.A. and its Italian subsidiaries joined the national tax consolidation scheme for 2007-2009, whereby the Group and its participating companies, under the main shareholder Fincorus S.p.A., will be considered as a single entity for tax purposes.

As a result of this decision, and owing to specific contractual agreements for the transfer of IRES receivables and payables at nominal value, at 31 December 2007, the Group had a net liability to Fincorus S.p.A. of €17,107 thousand.

Dealings with related parties and joint ventures form part of ordinary operations and are carried out under market conditions (i.e. conditions that would apply between two independent parties) or using criteria that allow for the recovery of costs incurred and a return on invested capital.

All transactions completed with related parties were carried out in the Group's interest.

In compliance with the requirements of Consob Communication 6064293 of 28 July 2006, the following table details the amounts of trade and financial transactions entered into with related parties.

31 December 2007	Trade receivables € / 000	Trade payables € / 000	Financial receivables € / 000	Tax payables and receivables € / 000	Other € / 000
Fior Brands Ltd..	1,485	(269)	67		–
International Marques V.o.f.	1,330	(358)	–		–
M.C.S. S.c.a.r.l.	2,340	(769)	756		14
SUMMA S.L.	3,397	(1,865)	–		–
Fincorus S.p.A.	–	–	–	(17,107)	
	8,553	**(3,262)**	**823**	**(17,107)**	**14**
Percentage of related item in the accounts	3%	2%	2%	38%	0%

31 December 2006	Trade receivables € / 000	Trade payables € / 000	Financial receivables € / 000	Tax payables and receivables € / 000	Other € / 000
Fior Brands Ltd.,	1,318	(448)	1,492		9
International Marques V.o.f.	719	(164)	–		–
M.C.S. S.c.a.r.l.	2,285	(482)	1,008		5
SUMMA S.L.	2,581	(321)	–		–
	6,903	**(1,415)**	**2,499**	–	**14**
Percentage of related item in the accounts	3%	1%	6%		0%

31 December 2007	Sale of merchandise €/ 000	Trade allowances €/ 000	Other income and expenses €000	Financial income €000	Results of joint ventures €/ 000
Fior Brands Ltd.,	1,609	(1,028)	(252)	90	(614)
International Marques V.o.f.	3,675	(1,806)	14	–	107
M.C.S. S.c.a.r.l.	7,167	(2,367)	49	38	200
SUMMA S.L.	7,076	(4,067)	24	–	3
Fincorus S.p.A.	–	–		–	
	19,527	**(9,268)**	**(165)**	**128**	**(303)**
Percentage of related item in the accounts	2%	5%		1%	

31 December 2006	Sale of merchandise €/ 000	Trade allowances €/ 000	Other income and expenses €000	Financial income €000	Results of joint ventures €/ 000
Fior Brands Ltd.,	3,426	(1,573)	50	68	2
International Marques V.o.f.	3,603	(1,334)	(96)	–	69
M.C.S. S.c.a.r.l.	6,996	(2,422)	(1)	37	110
SUMMA S.L.	6,977	(2,877)	(370)	–	3
	21,002	**(8,206)**	**(417)**	**105**	**184**
Percentage of related item in the accounts	2%	5%		1%	

Outstanding loans consist of a loan to MCS S.c.a.r.l. of €756 thousand at 31 December 2007 and a loan to Fior Brands Ltd., in the process of being repaid, which has a residual balance of €67 thousand. Both of these loans were arranged with Campari Finance Teoranta.

These loans are charged variable-rate interest at 3-month Euribor + 25 basis points.

Remuneration paid to the Parent Company's directors who held management positions in the Group with strategic responsibility was as follows:

	31 December 2007 € / 000	31 December 2006 € / 000
Short-term benefits	5,647	4,650
Defined contribution benefits	39	18
Stock options	823	366
	6,509	**5,034**

38. Employees

The following tables indicate the average number of employees at the Group, broken down by activity, category and location.

Area	31 December 2007	31 December 2006
Production	686	721
Sales and distribution	593	570
General	310	314
Total	**1,589**	**1,605**

Category	31 December 2007	31 December 2006
Managers	96	100
Clerical	918	885
Manual	575	620
Total	**1,589**	**1,605**

Location	31 December 2007	31 December 2006
Italy	859	898
Abroad	730	707
Total	**1,589**	**1,605**

39. Events taking place after the end of the year

Property disposals

On 27 February 2008, the Parent Company finalised the sale of the plant and associated facilities at Cinisello Balsamo for a total of €6,650 thousand, generating a capital gain of €6,052 thousand, recognised in 2008.

The building, used as a storage facility for finished alcohol products until February 2008, was the subject of a preliminary sale agreement in November 2007, and was later reclassified under non-current assets held for sale at the net book value of €598 thousand.

In early 2008, preliminary sale agreements were also finalised for two other plots of land in Termoli, where the Company had a production facility until 2003, for a total value of €370 thousand.

The largest and most valuable part of the Termoli site was sold in 2007, as previously reported.

The entire plant was subject to impairment in 2006, when it was reclassified under non-current assets held for sale at estimated market value.

Milan, 18 March 2008

Chairman of the Board of Directors
Luca Garavoglia

Certification of the consolidated accounts pursuant to article 81-*ter* of Consob Regulation 11971 of 14 May 1999, as subsequently amended and supplemented

1. We the undersigned, Robert Kunze-Concewitz and Stefano Saccardi, Managing Directors, and Paolo Marchesini, Managing Director and Director responsible for preparing the accounting statements of Davide Campari-Milano S.p.A., hereby certify, taking into account the provisions of article 154-*bis*, paragraphs 3 and 4 of Legislative Decree 58 of 24 February 1998;

- the appropriateness in view of the nature of the business and
- the effective application

of the administrative and accounting procedures used to prepare the 2007 consolidated accounts.

2. We also certify that the consolidated accounts for the year ending 31 December 2007:
a) accurately represent the figures contained in the Group's accounting records;
b) were prepared in accordance with the International Financial Reporting Standards adopted by the European Commission according to the procedure set out in article 6 of Regulation (EC) 1606/02 of the European Parliament and of the Council of 19 July 2002, and are therefore considered to give a true and fair view of the asset, profit and loss and cash flow position of the issuer and its consolidated companies.

Milan, 18 March 2008

Robert Kunze-Concewitz
Managing Director

Stefano Saccardi
Managing Director

Paolo Marchesini
Managing Director
and Director responsible
for preparing the company's accounting statements

REPORT OF THE INDEPENDENT AUDITORS

ERNST & YOUNG

Reconta Ernst & Young S.p.A.
Via della Chiusa, 2
20123 Milano

Tel. (+39) 02 722121
Fax (+39) 02 72212037
www.ey.com

INDEPENDENT AUDITORS' REPORT
PURSUANT TO ART. 156 OF LEGISLATIVE DECREE No. 58 OF FEBRUARY 24, 1998
(TRANSLATION FROM THE ORIGINAL ITALIAN TEXT)

To the Shareholders of
Davide Campari - Milano S.p.A.

1. We have audited the consolidated financial statements of Davide Campari - Milano S.p.A. and subsidiaries (the Davide Campari – Milano S.p.A. Group), as of and for the year ended December 31, 2007, comprising the consolidated balance sheet, the consolidated statement of operations, changes in shareholder's equity and cash flows and the related explanatory notes. These consolidated financial statements are the responsibility of the Davide Campari – Milano's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

2. We conducted our audit in accordance with the auditing standards and procedures recommended by CONSOB (the Italian Stock Exchange Regulatory Agency). In accordance with such standards and procedures, we planned and performed our audit to obtain the information necessary to determine whether the consolidated financial statements are materially misstated and if such financial statement, taken as a whole, may be relied upon. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, as well as assessing the appropriateness and correct application of the accounting principles and the reasonableness of the estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

   For the opinion on the consolidated financial statements of the prior year, which are presented for comparative purposes, reference should be made to our report dated April 5, 2007.

3. In our opinion, the consolidated financial statements present clearly and give a true and fair view of the financial position, the result of operations, the changes in shareholder's equity and the cash flows of Davide Campari - Milano S.p.A. as of December 31, 2007 and for the year then ended in accordance with IFRS as adopted by the European Union and the standards issued in accordance with art. 9 of Italian Legislative Decree n° 38/2005.

Milan, April 10, 2008

Reconta Ernst & Young S.p.A
signed by:
Alberto Romeo
(Partner)

This report has been translated into the English language solely for the convenience of international readers.

REPORT OF THE BOARD OF STATUTORY AUDITORS

DAVIDE CAMPARI MILANO S.p.A.

registered office via Filippo Turati, 27 - MILAN
Share capital € 29,040,000
Tax Code - Companies Register No. 06672120158 -
Business Administration Register (REA) No. 1112227

Report of the Board of Statutory Auditors on the consolidated accounts of the Campari Group

for the year ending 31/12/2007 pursuant to article 41 of Legislative Decree 127 of 9 April 1991

To the shareholders of the Parent Company Davide Campari Milano S.p.A.

Within the parameters of our remit, we have audited, pursuant to article 41 of Legislative Decree 127/91, the consolidated accounts of the Parent Company Davide Campari Milano S.p.A. for the year ending 31 December 2007, which were drawn up in accordance with IAS/IFRS, pursuant to Legislative Decree 38 of 28 February 2005 implementing EC Regulation 1606 of 18 July 2002. The accounts for the year ending 31 December 2007 show net profit for the year of € 125,184 thousand (of which € 33 thousand pertains to minorities), total assets of 1,708,322 thousand and shareholders' equity of € 878,555 thousand (of which € 1,928 thousand is attributable to minorities). Following the adoption of IAS, memorandum accounts are no longer included, nor recorded as a liability or classified individually as commitments; they are however shown in the accounts and accompanying documents submitted for review.

A) Audit of the consolidated accounts

1. We conducted our audit in accordance with the standards for internal auditors provided by the Italian association of chartered accountants. In keeping with these standards, we referred to the legislation governing consolidated accounts, interpreted and supplemented by accounting principles issued by the Italian association of chartered accountants and Consob recommendations where relevant, as well as IAS/IFRS accounting standards, pursuant to Legislative Decree 38 of 28 February 2005 implementing EC Regulation 1606 of 18 July 2002, in accordance with the interpretation provided by the Italian Accounting Body (OIC);

2. The audit of subsidiaries' accounts as required by law was conducted by their respective boards of statutory auditors, in the case of the Italian companies, while the accounting audit was carried out by the external auditor, Reconta Ernst & Young S.p.A. in its capacity as principal auditor. We have not audited the accounts of the subsidiaries directly as this task was beyond our remit, and therefore our opinion applies solely to the consolidated accounts;
3. We have examined the basis of consolidation and have noted that all subsidiaries are fully consolidated and that joint venture and affiliated companies have been valued at equity. Changes in the basis of consolidation compared with the previous year refer to new acquisitions completed by the end of the year (i.e. with all necessary authorisations obtained) or new subsidiaries which have been established and become operational during the year. The mergers that took place during the year did not involve any changes in the basis of consolidation.
4. The consolidation principles adopted comply with the provisions of article 31 of Legislative Decree 127/91, in particular:
   - the basis of consolidation has been defined in accordance with the principles set out in articles 26 and 28 of Legislative Decree 127/91;
   - the reporting date for the consolidated accounts coincides with the end of the Parent Company's financial year (31 December 2007), and the accounts are based on the financial statements of the companies included in the basis of consolidation, which have the same

financial year as the Parent Company, except for Summa S.L., which for reasons relating to its majority shareholder, has its financial year-end on 30 September, and therefore provides figures to 31 December solely for the purposes of the consolidated accounts of the Campari Group;

- the assets and liabilities, and expenses and revenues for consolidated companies are fully reflected in the consolidated accounts; the book value of the equity investments is eliminated against the corresponding portion of the shareholders' equity of the subsidiaries (individual assets and liabilities are assigned the value given to them on the date control was acquired) and any differences are either recorded under the assets item "goodwill" if positive, or allocated to the profit and loss account if negative;
- minority interests in shareholders' equity are reported under appropriate items in the accounts; these are determined on the basis of the present values assigned to assets and liabilities on the date control was assumed, excluding any related goodwill.

5. The following companies, in which the Group owns a minority stake, are consolidated using the equity method: FIOR BRAND Ltd (in liquidation, International Margue V.o.f., M.C.S. S.c.a.r.l. and Summa S.L.
6. Reconta Ernst & Young, the company appointed to audit the consolidated accounts, has informed us that their auditors' report will be issued on time and that it will make no recommendations.
7. The documentation examined and information obtained do not show any departure from the legislation governing consolidated accounts as supplemented by the above-mentioned accounting standards or from the laws governing the conduct of boards of statutory auditors.

8. We confirm that the method of preparing the accounts and the content of the notes to the accounts conform with the provisions of articles 29 and 32 of Legislative Decree 127/91, and notably, that:

- the consolidated accounts include the profit and loss accounts and balance sheets of the Parent Company and the Italian and foreign subsidiaries over which the Parent Company exercises direct or indirect control, as defined in IAS 27 (Consolidated and Separate Financial Statements);
- the IAS/IFRS standards in force at the end of the accounting year were applied, as interpreted by the OIC;
- the use of the fair value method as provided for or allowed by IAS/IFRS is illustrated by the Directors who report on the related effects;
- the formats stipulated by the relevant international accounting standards for the preparation of the balance sheet, profit and loss account and notes to the accounts have been complied with. In particular, the profit and loss account is classified by function, and the balance sheet shows current and non-current assets and liabilities separately;
- the notes to the accounts have been drafted in accordance with article 38 of Legislative Decree 127/91; in particular, the list of consolidated companies and the consolidation methods applied comply with article 39 of the same decree, and the Directors provide comprehensive information on the basis of consolidation and any changes thereto, as well as on the consolidation methods and comments on individual items, and, in the report on operations, on the most significant facts, including events taking place after the end of the period.

The accounting policies have been uniformly applied and no

anomalous situations or cases arose requiring exceptions to be applied pursuant to article 29, paragraph IV of Legislative Decree no. 127/91. There were therefore no changes compared to the previous year.

9. The main IAS/IFRS applied in the consolidated accounts are as follows:

- IAS 27: Consolidated and Separate Financial Statements
- IAS 14: Segment Reporting
- IAS 21: The Effects of Changes in Foreign Exchange Rates
- IAS 23: Borrowing Costs
- IAS 32: Financial Instruments: Presentation
- IAS 33: Earnings per Share
- IAS 38: Intangible Assets
- IAS 39: Financial Instruments: Recognition and Measurement
- IFRS 2: Share-based Payment

The nature and function of these standards and the effects of their application is explained in the notes to the accounts, as are any amendments to these standards and/or the future application of such amendments from 1 January 2008 and thereafter.

10. In our opinion, the above-mentioned consolidated accounts give a true and fair view of the Davide Campari Milano S.p.A. Group's balance sheet and profit and loss account at 31 December 2007, in accordance with the legislation governing consolidated accounts, as referred to in point 1 of section A).

B) Review of the report on operations

1. We have reviewed the Directors' report on operations, which accompanies the consolidated financial statements, to verify that it complies with the minimum content specified in article 40 of Legislative Decree 127/91, and that it is consistent with the consolidated accounts pursuant to article 41 of Legislative Decree 127/91.

2. As a result of the checks carried out, the Board of Auditors considers that the Group's report on operations is accurate and consistent with the consolidated financial statements. Milan, 3 April 2008

Chairman of the Board of Auditors

Antonio Ortolani

Statutory Auditors

Alberto Lazzarini

Giuseppe Pajardi


GRUPPO
CAMPARI

Resoconto intermedio di gestione al 31 marzo 2008

First-quarter report at 31 March 2008

RESOCONTO INTERMEDIO DI GESTIONE

AL 31 MARZO 2008



INDICE

DATI DI SINTESI

	31 marzo 2008 € milioni	31 marzo 2007 € milioni	variazione %	variazione % a cambi costanti
Vendite nette	**190,9**	**196,6**	**–2,9**	**–0,7**
Margine di contribuzione	76,7	75,8	1,1	3,3
EBITDA prima di oneri e proventi non ricorrenti	47,3	46,4	1,8	3,9
EBITDA	**50,2**	**46,5**	**8,0**	**10,1**
Risultato della gestione corrente	42,1	41,7	1,1	3,4
Risultato operativo	**45,0**	**41,7**	**8,0**	**10,3**
ROS % (risultato operativo / vendite nette)	23,6%	21,2%		
Utile del Gruppo prima delle imposte	**40,1**	**37,5**	**6,8**	**8,6**

	31 marzo 2008 € milioni	31 dicembre 2007 € milioni
Indebitamento netto	286,2	288,1

EVENTI SIGNIFICATIVI DEL PERIODO

Cessazione del contratto di distribuzione di tequila 1800 e Gran Centenario

Come preannunciato a settembre 2007, dal 1 gennaio 2008 il Gruppo Campari ha interrotto la distribuzione in licenza negli Stati Uniti dei *brand tequila* 1800 e Gran Centenario in quanto il gruppo José Cuervo, proprietario dei due marchi, ne ha assunto la gestione diretta, attraverso una società interamente controllata.

Acquisizione di Cabo Wabo Tequila

Il 2 gennaio 2008 è avvenuto il *closing* dell'acquisizione Cabo Wabo, preannunciata a maggio 2007.

Il valore dell'operazione è stato US$ 80,8 milioni (€54,8 milioni, al tasso di cambio del giorno del *closing*), pari a un multiplo di 11,9 volte l'EBITDA realizzato nel 2007.

Il Gruppo avrà la possibilità di acquisire il restante 20% di Cabo Wabo in due *tranche*, pari, rispettivamente, al 15% e al 5%, attraverso opzioni *call / put* esercitabili, rispettivamente, nel 2012 e nel 2015.

Cabo Wabo è una importante *tequila ultra premium*, che gode di una reputazione di altissima qualità e ha conseguito diversi premi; la gamma include Cabo Wabo Añejo, Cabo Wabo Blanco, Cabo Wabo Reposado e la *ultra luxury* Cabo Uno, invecchiata in botte per tre anni.

Con volumi di circa 70.000 casse da 9 litri, principalmente vendute negli Stati Uniti, Cabo Wabo è uno dei marchi con tassi di crescita più elevati sul mercato americano degli *spirit*.

Vendita di un immobile a Cinisello Balsamo

Il 27 febbraio, Davide Campari-Milano S.p.A. ha perfezionato la vendita di un immobile a uso industriale, adibito a magazzino prodotti finiti, sito a Cinisello Balsamo in provincia di Milano.

Con la chiusura dello stabilimento di Sesto San Giovanni e il trasferimento dell'attività produttiva a Novi Ligure, il magazzino di Cinisello Balsamo, nelle immediate vicinanze del vecchio stabilimento, ha infatti perso la sua funzione di servizio al vecchio sito produttivo.

L'immobile è stato pertanto ceduto per l'importo di €6,7 milioni, con una plusvalenza di €6,1 milioni (nel bilancio al 31 dicembre 2007, l'*asset* era stato contabilizzato fra le "attività non correnti destinate alla vendita)".

Lancio di SKYY Infusions

Il 10 marzo Skyy Spirits, LLC, società statunitense posseduta al 100% dal Gruppo Campari, ha annunciato il lancio di SKYY Infusions™, una nuova gamma di prodotti altamente innovativa, all'interno della categoria delle *flavored* vodka.

SKYY Infusions™ è una produzione completamente naturale, fatta con SKYY Vodka ed essenze di frutta ed è realizzata con un processo di infusione esclusivo e brevettato; la gamma comprende cinque gusti, limone, lampone, ciliegia e *passion fruit* e uva.

Prima del lancio il prodotto è stato sottoposto ai *test* qualitativi presso il Beverage Testing Institute (BTI) di Chicago e ciascuno dei cinque gusti è risultato vincente rispetto a tutte le altre *flavored vodka* della stessa categoria.

La presentazione del prodotto è stata fatta in marzo e la distribuzione è iniziata in aprile.

Anche per la gamma SKYY Infusions™, sarà utilizzata la nuova bottiglia prevista per SKYY Vodka, dalla forma più alta e stretta e più lucente della precedente, ma sempre del caratteristico colore blu cobalto.

Nel primo trimestre dell'anno Skyy Spirits, LLC ha ridotto al minimo le scorte di SKYY Flavours presenti nel mercato americano, in vista del lancio di SKYY Infusion™; per tale ragione, indipendentemente dall'andamento dei consumi finali, si è verificato uno spostamento dei volumi spediti ai distributori americani, dal primo al secondo trimestre dell'anno.

ANDAMENTO DELLE VENDITE

Evoluzione generale

Le vendite del primo trimestre del 2008 sono state pari a €190.9 milioni e hanno evidenziato una crescita, a perimetro di consolidamento e a tassi di cambio omogenei, del 1,3% rispetto allo scorso anno.

La variazione complessiva netta è stata tuttavia negativa (–2,9%), in quanto le vendite del periodo sono state significativamente condizionate da una variazione negativa del perimetro di consolidamento nonché da uno sfavorevole andamento dei cambi: come evidenziato nella tabella sotto riportata, ciascuno di questi due fattori ha avuto un'incidenza negativa del 2,1%, rispetto alle vendite del primo trimestre del 2007.

	€ milioni	in % sul primo trimestre 2007
– vendite nette del primo trimestre 2008	190.9	
– vendite nette del primo trimestre 2007	196.6	
variazione totale	**–5,6**	**–2,9%**
di cui		
crescita organica al lordo di effetto cambio	2,6	1,3%
variazione perimetro di consolidamento	–4.1	–2.1%
effetto variazioni cambio	–4,1	–2,1%
variazione totale	**–5,6**	**–2,9%**

L'evoluzione organica del *business* è stata positiva ma contenuta (+1,3%), per via di due circostanze specifiche.

In primo luogo, lo sfavorevole confronto con un primo trimestre dello scorso anno particolarmente brillante, in cui crescita organica (pari al 11,3%) era stata in parte favorita dall'anticipo di ordini conseguente al riposizionamento di prezzo di due importanti *brand*, quali Campari e SKYY che, nel primo trimestre del 2007, avevano avuto una crescita rispettivamente del 10,7%, e del 21,5%.

In secondo luogo, per quanto concerne più specificamente la marca SKYY, all'inizio di aprile 2008 è stata lanciata sul mercato statunitense SKYY Infusions™, una nuova e innovativa gamma di prodotti nel segmento delle *flavored vodka*, insieme al nuovo *packaging* per SKYY Vodka (si rammenta peraltro che SKYY Infusions™ sostituisce integralmente la gamma SKYY Flavours, le cui vendite sono cessate a gennaio 2008).

Pertanto, con l'obiettivo di ridurre le giacenze di vecchio prodotto presso i distributori, le vendite del primo trimestre dell'anno sono state estremamente contenute.

Tra gli altri *brand* principali, l'andamento delle vendite del trimestre è stato estremamente positivo per Aperol, Crodino e per il *vermouth* e gli spumanti Cinzano.

L'effetto variazione di perimetro ha evidenziato nel periodo un saldo netto negativo di €4,1 milioni, pari al 2,1% delle vendite del primo trimestre dello scorso anno.

L'interruzione della distribuzione di *tequila 1800* negli Stati Uniti, che ha determinato minori vendite per €10,6 milioni, è stata infatti solo in parte compensata dall'apporto positivo derivate da nuove acquisizioni (Cabo Wabo e X-Rated), per complessivi €5.3 milioni, nonché da nuovi accordi distributivi (*whisky* Morrison Bowmore e *rhum* Flor de Cana) per complessivi €1,2 milioni.

Vendite del primo trimestre 2008: dettaglio dell'effetto perimetro	€ milioni
X-Rated *brand*	2.4
Cabo Wabo	3,0
Subtotale *brand* del Gruppo	**5,3**
Cessata distribuzione *tequila* in USA	–10.6
Brand di terzi (Morrison Bowmore e Flor de Cana in USA)	1,2
Subtotale *brand* di terzi	**–9,4**
Totale variazione di perimetro	**–4,1**

I tassi di cambio hanno avuto un impatto negativo complessivo del 2,1% sulle vendite del primo trimestre dell'anno.

È proseguito infatti il rafforzamento dell'Euro nei confronti del Dollaro USA che, come valore medio del primo trimestre, ha raggiunto il livello di 1,50, svalutandosi pertanto del 12,6% rispetto allo stesso periodo 2007.

Al contrario il Real brasiliano si è rivalutato del 6,2% sull'Euro rispetto ai valori medi del primo trimestre 2007.

La tabella seguente evidenzia i cambi medi per le valute più significative per il Gruppo.

Cambi medi del periodo 1 gennaio - 31 marzo	2008	2007	Variazione %
US$ x 1 €	1,500	1,310	
€ x 1 US$	0,667	0,763	-12,6%
BRL x 1 €	2,602	2,763	
€ x 1 BRL	0,384	0,362	6,2%
CHF x 1 €	1,600	1,616	
€ x 1 CHF	0,625	0,619	1,0%
JPY x 1 €	157,747	156,468	
€ x 1000 JPY	6,339	6,391	-0,8%
GBP x 1 €	0,758	0,671	
€ x 1000 GBP	1,320	1,491	-11,5%

Vendite per area geografica

L'andamento delle vendite è stato positivo in tutte le aree geografiche, con la sola rilevante eccezione dell'area Americhe nella quale peraltro si sono concentrati sia l'intera componente negativa della variazione di perimetro che un consistente impatto negativo dei tassi di cambio.

In dettaglio, le due tabelle mostrano rispettivamente, la prima, la ripartizione e l'evoluzione delle vendite per area e, la seconda, la scomposizione della variazione totale di ciascuna area nelle tre componenti di crescita organica, variazione di perimetro ed effetto cambi.

	1 gennaio - 31 marzo 2008		1 gennaio - 31 marzo 2007		variazione %
	€ milioni	%	€ milioni	%	2008 / 2007
Italia	99,2	52,0%	95,0	48,3%	4,4%
Europa	39,1	20,5%	36,6	18,6%	6,9%
Americhe	44,3	23,2%	57,3	29,1%	-22,6%
Resto del mondo e *duty free*	8,3	4,3%	7,7	3,9%	7,8%
Totale	**190,9**	**100,0%**	**196,6**	**100,0%**	**-2,9%**

Analisi della variazione %		variazione in %		
	Totale	crescita organica	variazione perimetro	effetto cambio
Italia	4,4%	4,4%	0,0%	0,0%
Europa	6,9%	7,5%	0,0%	-0,6%
Americhe	-22,6%	-8,7%	-7,4%	-6,5%
Resto del mondo e *duty free*	7,8%	8,7%	1,5%	-2,4%
Totale	**-2,9%**	**1,3%**	**-2,1%**	**-2,1%**

Per quanto concerne **Italia, Europa** e **Resto del mondo** non ci sono stati eventi particolari da segnalare: tutte le tre aree hanno evidenziato globalmente una soddisfacente crescita organica delle vendite, rispettivamente del 4,4%, del 7,5% e del 8,7%.

Peraltro, è opportuno ricordare che, nell'ambito di un mercato (quello delle bevande) relativamente stabile e prevedibile, il primo trimestre dell'anno tradizionalmente presenta una maggiore volatilità di risultati, in quanto da un lato è per dimensione il meno importante e, dall'altro lato, collocandosi a immediato ridosso del periodo di picco di vendite (mese di dicembre), sconta, amplificandone gli effetti, l'andamento dei consumi di fine anno.

Pertanto il risultato conseguito da un singolo mercato, positivo o negativo che sia, non necessariamente è indicativo dell'andamento dei *brand* in quel paese.

Relativamente all'area **Americhe**, che nel trimestre complessivamente ha evidenziato una contrazione organica delle vendite, pari al 8,7%, è opportuno analizzare l'ulteriore dettaglio per mercato, esposto nelle due tabelle sottostanti.

	1 gennaio - 31 marzo 2008		1 gennaio - 31 marzo 2007		variazione %
	€ milioni	%	€ milioni	%	2008 / 2007
USA	34.2	77.1%	45.7	79.8%	-25,2%
Brasile	7.4	16.6%	9.1	15.9%	-19,1%
Altri paesi	2.8	6,3%	2.5	4,3%	12,5%
Totale	**44,3**	**100,0%**	**57.3**	**100.0%**	**-22,6%**

Analisi della variazione %		variazione in %		
	Totale	crescita organica	variazione perimetro	effetto cambio
USA	-25.2%	-7.0%	-9.5%	-8.6%
Brasile	-19.1%	-23.7%	0.0%	4.7%
Altri paesi	12,5%	14,9%	5.7%	-8,1%
Totale	**-22,6%**	**-8,7%**	**-7,4%**	**-6,5%**

Negli **Stati Uniti** le vendite del primo trimestre del 2008 hanno evidenziato un rallentamento a livello organico del 7,0%, cui si sono sommati effetti negativi relativi al perimetro, pari a 9,5%, nonché relativi al cambio, pari a 8,6%, per una contrazione totale del 25,2%.

Per quanto concerne lo sviluppo organico del *business*, le cause che hanno determinato la debolezza del primo trimestre sono in parte già state anticipate nel paragrafo introduttivo, relativo all'evoluzione generale delle vendite.

In primo luogo, relativamente a SKYY Vodka, si evidenzia uno sfavorevole confronto con i risultati del primo trimestre 2007 (la crescita era stata +21,5%), in cui i distributori americani hanno in parte anticipato gli ordini di vendita, in vista di un significativo aumento prezzo previsto ed attuato nel secondo trimestre del 2007.

In secondo luogo, le vendite del primo trimestre del 2008 sono state molto contenute in previsione del lancio della nuova gamma SKYY Infusions^{TM} (che sostituisce SKYY Flavours) nonché dell'introduzione del nuovo *packaging* per SKYY Vodka.

Infine, per quanto concerne i brand di terzi, si evidenzia la debolezza di Cutty Sark in un mercato di *Scotch whisky* molto competitivo.

L'atteso impatto negativo relativo alla variazione di perimetro (–9,5%) è riconducibile all'interruzione della distribuzione di *tequila 1800*, solo parzialmente compensata dalle vendite di X-Rated e Cabo Wabo, nuovi *brand* del Gruppo e degli *Scotch whisky* Morrison Bowmore e del *rhum* Flor de Cana, nuovi *brand* di terzi distribuiti da gennaio 2008.

L'effetto cambio negativo del 8,6% infine, è stato determinato dal forte deprezzamento del Dollaro USA.

Anche in **Brasile**, le vendite del primo trimestre sono state in marcata flessione rispetto al corrispondente periodo del 2007: la variazione complessiva è stata del –19,1% (–23.7% a cambi costanti), peraltro generalizzata su tutti i *brand*, con la sola eccezione degli *whisky* Old Eight e Drury's.

Relativamente al mercato brasiliano, è quanto mai opportuno ribadire il concetto della limitata significatività del risultato delle vendite del primo trimestre dell'anno, per via della più accentuata concentrazione delle vendite a fine anno rispetto a quanto riscontrabile in altri mercati.

Il primo trimestre rappresenta infatti non più del 10% delle vendite dell'anno, rispetto a un quarto trimestre, che, in questo mercato, rappresenta più del 40% delle vendite annuali.

Pertanto, minime differenze tra vendite e consumi intervenuti nel periodo natalizio generano effetti determinanti sui risultati riscontrabili nei primi mesi dell'anno successivo.

Lo scorso anno, per esempio, si era verificato il fenomeno opposto e nel primo trimestre 2007 si era conseguita in Brasile una crescita organica del 27,6%, rispetto al 2006.

Il risultato di vendita degli altri paesi dell'area Americhe è stato positivo, con una crescita organica del 14,9%.

Vendite per area di business

A livello di aree di *business*, l'andamento delle vendite del primo trimestre è stato negativo per gli *spirit*, in contrazione del 7,2%, positivo per gli *wine*, in crescita del 3,3% e molto buono per i *soft drink* che hanno incrementato le vendite del 12,8% rispetto al primo trimestre del 2007.

Le due tabelle seguenti mostrano rispettivamente, l'evoluzione delle vendite per area di *business* e l'analisi della variazione totale di ciascun segmento, nelle tre componenti di crescita organica, effetto perimetro ed effetto cambi.

	1 gennaio - 31 marzo 2008		1 gennaio - 31 marzo 2007		variazione %
	€ milioni	%	€ milioni	%	2008 / 2007
Spirit	129,1	67,6%	139,2	70,8%	-7,2%
Wine	26,5	13,9%	25,7	13,1%	3,3%
Soft drink	31,7	16,6%	28,1	14,3%	12,8%
Altre vendite	3,6	1,9%	3,6	1,8%	1,3%
Totale	**190,9**	**100,0%**	**196,6**	**100,0%**	**-2,9%**

Analisi della variazione %	variazione in %			
	totale	crescita organica	variazione perimetro	effetto cambio
Spirit	-7,2%	-1,6%	-2,9%	-2,7%
Wine	3,3%	3,7%	0,0%	-0,4%
Soft drink	12,8%	12,8%	0,0%	0,0%
Altre vendite	1,3%	8,2%	0,0%	-6,9%
Totale	**-2,9%**	**1,3%**	**-2,1%**	**-2,1%**

Spirit

Le vendite degli *spirit* sono state pari a €129,1 milioni, con una flessione a livello organico del 1,6%, alla quale si devono aggiungere, rispetto al primo trimestre dello scorso anno, effetti perimetro e cambi negativi e pari rispettivamente a 2,9% e 2,7%, determinando pertanto una contrazione complessiva del 7,2%.

Più in dettaglio, le vendite di **Campari** del primo trimestre 2008 sono incrementate del 1,4% a cambi costanti (0,9% a cambi correnti), nonostante un confronto con i risultati del primo trimestre dello scorso anno (+10,7% a cambi costanti) particolarmente sfavorevole.

Il risultato è stato positivo in molti mercati europei e in Giappone, mentre nei tre mercati principali, Brasile, Italia e Germania, il *brand* ha avuto un avvio d'anno più debole, determinato da fattori differenti e comunque in parte atteso.

In Brasile valgono le considerazioni fatte sopra in relazione alla limitata significatività dei risultati del primo trimestre; l'apparente rallentamento delle vendite si inserisce peraltro in un contesto di continua crescita dei consumi della marca.

In Italia, il ritardo è stato più contenuto ed il confronto sfavorevole con il primo trimestre dello scorso anno, in cui la *performance* della marca era stata molto buona, risulta particolarmente penalizzante.

In Germania infine i volumi di vendita di Campari del primo trimestre 2008 scontano ancora l'effetto del forte riposizionamento prezzo realizzato nella seconda parte dello scorso anno.

Il *brand* **SKYY** (SKYY Vodka e la gamma SKYY Flavours) ha chiuso il primo trimestre dell'anno con una contrazione delle vendite del 2,3% a cambi costanti e del 13,2% a cambi correnti, per effetto della svalutazione del Dollaro USA.

Le flessione delle vendite del trimestre è interamente attribuibile al mercato statunitense e, come ampiamente spiegato nei paragrafi precedenti, alla preparazione del lancio della nuova gamma SKYY Infusions™ e della nuova bottiglia di SKYY Vodka, avvenuto nel mese di aprile.

Le vendite di **CampariSoda**, quasi totalmente concentrate sul mercato italiano, hanno chiuso il primo trimestre dell'anno in crescita del 2,8%.

Aperol conferma la sua *performance* estremamente positiva: anche all'inizio del 2008, il *trend* si mantiene a doppia cifra, 11,6%, sostenuto dalla crescita regolare nel mercato italiano (che rappresenta ancora circa il 90% del totale) e dal forte sviluppo in alcuni mercati europei.

Per **Aperol Soda**, le vendite del primo trimestre 2008 sono state inferiori del 12,5% a quelle del 2007 a seguito di una differente pianificazione dell'attività promozionale.

Nei primi tre mesi del 2008, periodo, come detto, di bassissima stagionalità, le vendite dei ***brand* brasiliani** hanno registrato una contrazione, in valuta locale del 20,3% e a cambi correnti del 15,4% (il *trend* è stato negativo per l'*aguardiente* Dreher e in leggera crescita per gli *whiskies* Old Eight e Drury's.)

Le vendite degli *Scotch whisky* **Glen Grant e Old Smuggler** complessivamente hanno evidenziato una crescita del 2,5% a cambi costanti (una contrazione del 0,8% a cambi correnti).

Il *trend* è stato negativo per Glen Grant sull'importante mercato italiano, dove la marca comunque incrementa la sua quota in un mercato in flessione.

Positivo, al contrario, lo sviluppo di Old Smuggler sui mercati internazionali.

Le vendite di **Ouzo 12** sono state sostanzialmente in linea a quelle dello scorso anno, con una flessione del 0,3% a cambi costanti (–1,0% a cambi correnti), determinata da una crescita sul mercato greco e da una contrazione su quello tedesco.

Nel trimestre, le vendite di **Cynar** hanno evidenziato una contrazione, a cambi costanti, del 9,3%, determinata dal forte ritardo sul mercato brasiliano, in parte compensata dalla crescita in Italia e Svizzera.

Relativamente alle vendite dei principali ***brand* di terzi**, il primo trimestre dell'anno ha evidenziato:

- una crescita del 7,0% per Jack Daniel's, distribuito essenzialmente sul mercato italiano;
- la sostanziale stabilità per Jägermeister, sempre sul mercato italiano;
- una contrazione del 39,6% per gli *Scotch whisky* (–45,9% se considerata a cambi correnti), determinata principalmente da Cutty Sark negli Stati Uniti;
- una crescita del 1,9% per i *brand* di C&C (–10,4% a cambi correnti);
- una contrazione del 22,6% per i *brand* Suntory (–31,3% a cambi correnti).

Wine

Nel primo trimestre del 2008 le vendite degli *wine* sono state pari a €26,5 milioni, in crescita del 3,3% rispetto al corrispondente periodo dello scorso anno.

In assenza di variazioni di perimetro ed al netto di un effetto cambio negativo, pari a 0,5%, la crescita organica è stata del 3,7%.

Tutti i *brand* principali hanno evidenziato un *trend* positivo.

Le vendite del *vermouth* **Cinzano** hanno registrato una crescita del 9,7% a cambi costanti (8,5% a cambi correnti).

Anche per gli **spumanti Cinzano**, le vendite del trimestre hanno evidenziato una crescita, del 9,3% a cambi costanti e del 9,1% a cambi correnti, come conseguenza del buon risultato conseguito in Germania e nei principali mercati europei.

In Italia, al contrario, in un trimestre poco significativo per la categoria spumanti, l'avvio d'anno è stato più lento.

Per quanto concerne le vendite dei vini propriamente detti, l'inizio del 2008 è stato positivo per i marchi **Sella & Mosca** (+2,2%), **Cantina Serafino** (+2,3%) e particolarmente incoraggiante per i vini **Teruzzi & Puthod** (+27,3%).

Tra gli altri marchi di *wine* del gruppo, le vendite del trimestre sono state in crescita per **Mondoro** (+16,9% a cambi costanti), grazie al buon risultato del mercato russo ed in temporanea flessione per **Riccadonna** (–30,3%, sempre a cambi costanti).

Soft drink

Nel primo trimestre del 2008 i *soft drink* hanno realizzato vendite complessive per €31,7 milioni, in crescita del 12,8% rispetto al corrispondente trimestre 2007.

In un periodo di bassa stagionalità per i consumi dei prodotti di questo segmento, l'andamento delle vendite dei *brand* del Gruppo è stato molto buono: con **Crodino** in crescita del 14,1%, **Lemonsoda, Oransoda e Pelmosoda** in crescita del 14,2% e le **acque minerali Crodo** in crescita del 9,3%.

Altre vendite

Nel primo trimestre del 2008 le altre vendite, ovvero il segmento complementare agli altri che include i ricavi derivanti dalla vendita a terzi di materie prime e semilavorati e dalle attività di *co-packing*, sono state pari a €3,6 milioni e sono incrementate del 1,3%.

A cambi costanti, tale crescita sarebbe del 8,2%, ma la svalutazione della Sterlina inglese ha avuto un impatto negativo del 6,9%.

La parte più consistente del segmento altre vendite è infatti relativa al distillato di malto prodotto e venduto da Glen Grant Distillery Company Ltd. al gruppo Pernod Ricard, in base agli accordi stipulati al momento dell'acquisizione di Glen Grant.

SITUAZIONE ECONOMICA E FINANZIARIA

Criteri di redazione

Il presente resoconto intermedio di gestione al 31 marzo 2008 è stato redatto in osservanza a quanto previsto dall'art. 154-*ter* del Testo Unico della Finanza (TUF).

Le informazioni economiche, patrimoniali e finanziarie sono conformi ai criteri di valutazione e misurazione stabiliti dagli *International Financial Reporting Standards* (IFRS), emanati dall'*International Accounting Standard Board* (IASB) e omologati dall'Unione Europea.

Il resoconto intermedio di gestione al 31 marzo 2008 è stato autorizzato alla pubblicazione con delibera del competente organo amministrativo in data 14 maggio 2008.

Area di consolidamento

La situazione trimestrale consolidata comprende le situazioni economico - patrimoniali predisposte dalla Capogruppo e dalle società controllate, italiane ed estere alla data del 31 marzo e redatte secondo i principi contabili internazionali.

Le società sottoposte a controllo congiunto o sulle quali viene esercitata un'influenza notevole sono consolidate con il metodo del patrimonio netto.

Nel primo trimestre 2008 sono entrate nel perimetro di consolidamento due nuove società:

- Cabo Wabo, LLC, società commerciale con sede a San Francisco, posseduta al 80% da Redfire, Inc;
- Redfire Mexico, S.A. de C.V., società produttiva e commerciale con sede a Guadalajara, posseduta al 80% da DI.CI.E Holding B.V.

Conto economico

Nuovo formato

Dal 2008 viene introdotto un nuovo formato di conto economico consolidato, che, rispetto a quello precedentemente utilizzato, presenta alcune differenze nell'aggregazione delle categorie di costi e nella rappresentazione del margine di contribuzione.

La nuova forma, rispondente ai requisiti di rappresentazione di ricavi e costi richiesti dagli IFRS, corrisponde al nuovo schema di conto economico introdotto internamente ai fini dell'attività di pianificazione e controllo di gestione.

Peraltro, l'adozione della nuova classificazione, largamente utilizzata anche da altre aziende del settore, consente al lettore dei bilanci un più agevole confronto dei risultati conseguiti dal Gruppo in relazione a quelli dei *competitor*.

Al fine di consentire un confronto omogeneo con i risultati 2008, il primo trimestre dello scorso anno è stato opportunamente riclassificato nella nuova veste.

La logica sottostante la nuova rappresentazione soddisfa i seguenti obiettivi:

- portare i costi di distribuzione nell'ambito del costo del venduto, al fine di evidenziare il costo del prodotto disponibile al punto di vendita,
- evitare allocazioni dei costi delle strutture di vendita ai prodotti nonché alle aree di *business*, potenzialmente sempre più arbitrarie in virtù di un progressivo passaggio da strutture di vendita indirette (remunerate su base commissionale) a strutture di vendita dirette (remunerate su base salariale).

Conseguentemente, il margine lordo viene evidenziato al netto dei costi di distribuzione e il margine commerciale viene sostituito dal margine di contribuzione, evidenziato pertanto al lordo dei costi di struttura.

Ai fini dell'analisi dei risultati economici per aree di *business*, in futuro si farà riferimento al margine di contribuzione e non più al margine commerciale.

Per una migliore comprensione delle riclassifiche effettuate, il consuntivo del primo trimestre 2007 viene presentato nella tabella sottostante nei due differenti formati, con alcune note in calce relative alle variazioni.

	Primo trimestre 2007			
formato precedente	€ milioni	note	€ milioni	nuovo formato
Vendite nette	**196,6**		**196,6**	**Vendite nette**
Costo del venduto	(81,7)	2)		
		2)	(88,9)	Costo del venduto, dopo i costi di distribuzione
Margine lordo	**114,8**	3)		
		3)	**107,6**	**Margine lordo, dopo i costi di distribuzione**
Pubblicità e promozioni	(31,8)		(31,8)	Pubblicità e promozioni
Costi di vendita e distribuzione	(25,3)	1)		
		4)	**75,8**	**Margine di contribuzione**
Margine commerciale	**57,7**	4)		
Spese generali e amministrative	(16,0)	5)		
		5)	(34,2)	Costi di struttura
Risultato della gestione corrente	**41,7**		**41,7**	**Risultato della gestione corrente**
Altri (oneri) e proventi non ricorrenti	0.0		0,0	Altri (oneri) e proventi non ricorrenti
Risultato Operativo	**41,7**		**41,7**	**Risultato Operativo**

1) La voce costi di vendita e distribuzione esposta nel formato precedente. non viene più rappresentata nel nuovo formato in quanto:
   - i costi di distribuzione. prevalentemente variabili, nel nuovo formato vengono spostati alla voce costo del venduto, insieme al costo dei materiali e ai costi di produzione. già precedentemente inclusi in tale voce;
   - i costi di vendita, ovvero i costi delle strutture commerciali. di *marketing* e *trade* marketing. nel nuovo formato vengono rappresentati nella nuova voce "costi di struttura", insieme con le spese generali e amministrative;
2) come conseguenza della riclassifica, nel nuovo formato il costo del venduto ha un valore assoluto più alto e;
3) il margine lordo ha un valore assoluto più basso. in quando sconta anche i costi di distribuzione;
4) il livello di redditività intermedia margine commerciale esposto nel formato precedente, non viene più rappresentato nel nuovo formato in quanto sostituito dal margine di contribuzione: quest'ultimo costituisce il vero margine generato dai singoli *brand* dopo il costo del venduto e i costi di pubblicità e promozioni: in valore assoluto è più elevato del margine commerciale in quanto non include nessuna allocazione di costi di vendita:
5) la voce spese generali e amministrative nel nuovo formato non viene più esposta in quanto sostituita da un'aggregazione di costi più consistente che assume la denominazione di costi di struttura e, oltre alle spese generali e amministrative include anche i costi di vendita. ovvero i costi delle strutture commerciali, di *marketing* e *trade marketing*.

Come evidenziato nella tabella, il risultato della gestione corrente e il risultato operativo (così come tutte le successive linee di conto economico) non vengono modificati e restano pertanto omogenei e confrontabili con le rappresentazioni precedenti.

In allegato alla presente relazione, viene presentata analoga riclassificazione per i conti economici dell'intero anno 2007, ovvero sia per ciascuno dei quattro trimestri che per i risultati dei primi sei mesi, dei primi nove mesi, nonché dell'anno intero.

Oltre a ciò, l'allegato include anche la riconciliazione tra precedente e nuovo formato dei prospetti di conto economico relativi alle aree di *business*, per i dati pubblicati nel 2007 nella relazione semestrale al 30 giugno e nel bilancio consolidato al 31 dicembre.

Conto economico del primo trimestre 2008, esposto nel nuovo formato

Il risultato economico consolidato del Gruppo Campari del primo trimestre dell'anno è stato significativamente condizionato dalle due componenti negative di effetto cambio e di variazione di perimetro, determinate rispettivamente dalla forte svalutazione del Dollaro statunitense e dall'interruzione della distribuzione di *tequila* 1800, negli Stati Uniti.

Le variazioni percentuali, di crescita o diminuzione rispetto allo scorso anno, esposte nella tabella sotto riportata, sono sempre variazioni complessive che pertanto recepiscono anche l'impatto negativo dei due citati effetti.

	Primo trimestre 2008		Primo trimestre 2007		Variazione
	€ milioni	%	€ milioni	%	%
Vendite nette	**190,9**	**100,0**	**196,6**	**100,0**	**-2,9**
Costo del venduto, dopo i costi di distribuzione	(86.7)	-45,4	(88.9)	-45,2	-2,6
Margine lordo, dopo i costi di distribuzione	**104,3**	**54,6**	**107,6**	**54,8**	**-3,1**
Pubblicità e promozioni	(27.6)	-14.5	(31.8)	-16.2	-13.2
Margine di contribuzione	**76,7**	**40,2**	**75,8**	**38,6**	**1,1**
Costi di struttura	(34.6)	-18.1	(34.2)	-17.4	1.1
Risultato della gestione corrente	**42,1**	**22,1**	**41,7**	**21,2**	**1,1**
Altri (oneri) e proventi non ricorrenti	2.9	1.5	0.0	0.0	–
Risultato Operativo	**45,0**	**23,6**	**41,7**	**21,2**	**8,0**
Proventi (oneri) finanziari netti	(4.5)	-2.3	(4.2)	-2.1	7.2
Quota di utile (perdita) di società valutate con il metodo del patrimonio netto	0,1	0.0	0,0	0,0	55,0
Utile prima delle imposte e degli interessi di minoranza	**40,6**	**21,3**	**37,6**	**19,1**	**8,2**
Interessi di minoranza	(0,6)	-0,3	(0.0)	0,0	-
Utile del Gruppo prima delle imposte	**40,1**	**21,0**	**37,5**	**19,1**	**6,8**
Totale ammortamenti	(5.1)	-2,7	(4.8)	-2,4	7,3
EBITDA prima di altri oneri e proventi non ricorrenti	**47,3**	**24,8**	**46,4**	**23,6**	**1,8**
EBITDA	**50,2**	**26,3**	**46,5**	**23,6**	**8,0**

Le **vendite nette** del trimestre sono state pari a €190,9 milioni.

La variazione negativa del 2,9% è stata determinata da una crescita organica del 1,3%, vanificata dalle variazioni negative di perimetro di consolidamento e di cambio, che hanno avuto ciascuna un impatto del 2,1%.

Il **costo del venduto, dopo i costi di distribuzione,** evidenzia un'incidenza percentuale sulle vendite del 45,4%, superiore di 0,2 punti percentuali a quella dello scorso anno, pari al 45,2%.

Il leggero incremento è determinato dal bilanciamento di effetti negativi e positivi.

Infatti da un lato l'inizio del 2008 sconta aumenti del costo di alcune materie prime nonché dei costi unitari di trasporto, la cui evoluzione è correlata all'andamento del prezzo del petrolio.

A parziale compensazione di ciò concorrono due fattori positivi: i risparmi conseguenti alla chiusura dello stabilimento di Sulmona e il miglioramento del *mix* delle vendite nei due periodi posti a confronto, determinato anche da effetti perimetro (*tequila 1800*).

Il **margine lordo, dopo i costi di distribuzione**, evidenzia quindi una marginalità sulle vendite inferiore a quella dello scorso anno per 0,2 punti percentuali.

In valore assoluto, questo indicatore presenta una contrazione del 3,1% rispetto al primo trimestre 2007, imputabile per –2,0% all'effetto cambio e per –1,1% alla variazione di perimetro: la componente organica mostra quindi un margine lordo invariato rispetto al 2007.

I costi per pubblicità e promozioni sono stati pari al 14,5% delle vendite, con un'incidenza inferiore a quella dello scorso anno (16,2%) di 1,7 punti percentuali.

Tale variazione positiva è riconducibile principalmente (per 1,3 punti percentuali) a una diversa pianificazione degli investimenti *media* e *trade marketing*, che lo scorso anno avevano avuto una maggiore concentrazione di attività nel primo trimestre dell'anno.

La parte restante della riduzione dell'incidenza percentuale del primo trimestre del 2008, è dovuta alla sopracitata variazione di perimetro, ovvero all'effetto *tequila* 1800: l'investimento pubblicitario e promozionale sostenuto dal Gruppo su questo *brand* nel primo trimestre 2007, era stato infatti particolarmente elevato.

Il margine di contribuzione del primo trimestre 2008 è stato pari a €76,7 milioni, con una crescita totale del 1,1% rispetto al corrispondente periodo dello scorso anno, attribuibile:

- per 3,7% alla crescita organica,
- per –0,4% alla negativa variazione di perimetro,
- per –2,2% al negativo effetto cambio.

Si può pertanto constatare che la variazione di perimetro ha un impatto negativo più elevato sulle vendite (–2,1%) che sul margine di contribuzione (–0,4%) in quanto, come era nelle previsioni, a livello di redditività, il margine perso con la *tequila* 1800 viene quasi interamente compensato dal margine incrementale generato dai nuovi *brand* del Gruppo, Cabo Wabo e X-Rated.

I costi di struttura, che in seguito alla riclassifica fatta sul conto economico includono le spese generali e amministrative, i costi di vendita e altri oneri e proventi operativi, evidenziano nel primo trimestre dell'anno una crescita contenuta a 1,1% (3,2% a cambi costanti) ma una maggiore incidenza percentuale sulle vendite, che passa così dal 17,4% al 18,1% nel 2008, per via dell'effetto perimetro che ha negativamente impattato le vendite.

Il risultato della gestione ordinaria del periodo è stato di €42,1 milioni, in crescita del 1,1% rispetto allo scorso anno a cambi correnti e del 3,3% a cambi costanti.

La voce **proventi e oneri non ordinari** nel primo trimestre 2008 evidenzia un saldo netto positivo di €2,9 milioni, determinato principalmente, tra i proventi, dalla plusvalenza relativa alla cessione di un immobile a Cinisello Balsamo e, tra gli oneri, da accantonamenti diversi e oneri straordinari per il personale.

Nello stesso periodo dello scorso anno la voce non aveva valori significativi e il saldo netto era inferiore a €0,1 milioni.

Il risultato operativo del periodo è stato di €45,0 milioni e, rispetto al primo trimestre dello scorso anno, risulta in crescita del 8,0% (+10,3% a cambi costanti) ed evidenzia un incremento della redditività sulle vendite, che passa dal 21,2% al 23,6%.

Gli **ammortamenti** complessivi del periodo, materiali e immateriali, sono stati pari a €5,1 milioni, in aumento rispetto allo scorso anno, in cui erano stati pari a €4,8 milioni.

Conseguentemente, l'**EBITDA prima di proventi e oneri non ordinari** è stato pari a €47,3 milioni, in crescita del 1,8%, e l'**EBITDA** pari a €50,2 milioni, in crescita del 8,0%.

Gli **oneri finanziari netti** del trimestre sono stati pari a €4,5 milioni, lievemente superiori a quelli dello scorso anno, pari a €4,2 milioni, per via della risalita dei tassi di interesse variabili.

La quota parte di **utile o perdita delle società valutate col metodo del patrimonio netto** evidenzia un saldo positivo di 0,1 milioni che si confronta con un saldo positivo ma immateriale dello scorso anno.

L'utile prima delle imposte e degli interessi di minoranza del periodo è stato pari a €40,6 milioni, in crescita del 8,2% rispetto a quello dello scorso anno.

La **quota di utile di competenza di terzi** del primo trimestre 2008, quasi esclusivamente relativa alle minoranze Cabo Wabo, è pari a €0,6 milioni.

Nel primo trimestre del 2007 tale voce era del tutto marginale.

L'utile del Gruppo prima delle imposte è stato pari a €40,1 milioni e mostra una crescita del 6,8% rispetto a quello del primo trimestre 2007.

Posizione finanziaria netta

La posizione finanziaria consolidata del Gruppo, **relativa alle attività d'esercizio**, al 31 marzo 2008 presenta un indebitamento netto di €267,8 milioni, inferiore di €20,3 milioni rispetto a quella del 31 dicembre 2007, che era pari a €288,1 milioni.

Si rammenta peraltro che nel corso del trimestre è stato pagato il prezzo dell'acquisizione Cabo Wabo, pari a US$ 80,8 milioni (€54,8 milioni, al tasso di cambio del *closing*), ed è stato incassato il prezzo della vendita del magazzino di Cinisello Balsamo (MI) per €6,7 milioni.

Come evidenziato nella tabella, alla fine del trimestre, si ha un miglioramento di €11,3 milioni della posizione finanziaria a breve termine (che per altro mostra un saldo attivo) e un miglioramento di €9,0 milioni dell'indebitamento netto a medio e lungo termine

È opportuno ricordare che, le fluttuazioni dei cambi tra il 31 dicembre 2007 e il 31 marzo 2008, hanno determinato una riduzione del debito netto consolidato di fine periodo, pari a €3,2 milioni.

	31 marzo 2008 € milioni	31 dicembre 2007 € milioni
Disponibilità liquide e mezzi equivalenti	191,0	199,8
Debiti verso banche	(99,7)	(114,4)
Debiti per *leasing* immobiliare	(3,2)	(3,2)
Private placement e prestito obbligazionario	(11,6)	(17,3)
Altri crediti e debiti finanziari	1,1	1,3
Posizione finanziaria netta a breve termine	**77,6**	**66,3**
Debiti verso banche	(1,8)	(1,8)
Debiti per *leasing* immobiliare	(12,1)	(12,9)
Private placement e prestito obbligazionario	(330,7)	(338,8)
Altri crediti e debiti finanziari	(0,8)	(1,0)
Posizione finanziaria netta a medio-lungo termine	**(345,4)**	**(354,4)**
Posizione finanziaria relativa alle attività d'esercizio	**(267,8)**	**(288,1)**
Debiti per esercizio *put option* Cabo Wabo	(18,4)	-
Posizione finanziaria netta	**(286,2)**	**(288,1)**

Nello stato patrimoniale al 31 marzo 2008, e quindi nella **posizione finanziaria netta del Gruppo**, è stato inoltre iscritto un debito finanziario di €18,4 milioni, relativo al possibile futuro esercizio di *put option* da parte degli azionisti di minoranza di Cabo Wabo, LLC e Redfire Mexico, S.A. de C.V; il debito è iscritto a bilancio a fronte della rettifica in aumento, della voce marchi delle immobilizzazioni immateriali.

Tale integrazione è stata fatta in base a un'interpretazione del principio IAS 32 - Strumenti finanziari, esposizione in bilancio e informazioni integrative - emanate dallo IASB (International Accounting Standard Board), peraltro già in precedenza seguita dal Gruppo in relazione alle opzioni *put* attribuite alle minoranze Skyy Spirits, LLC.

Il debito è relativo alle opzioni *put / call* sul 20% delle società Cabo Wabo, LLC e Redfire Mexico, S.A. de C.V, che potranno essere esercitate in due *tranche*, rispettivamente del 15% nel 2012 e del 5% nel 2015.

Il valore di esercizio delle opzioni è stimato in base ai multipli di profitto contrattualmente stabiliti, mentre per quanto concerne i profitti attesi sono stati utilizzati i piani di sviluppo a medio termine adottati dal Gruppo.

Capitale circolante netto

Lo stato patrimoniale al 31 marzo 2008 evidenzia un capitale circolante operativo pari a €236,7 milioni, inferiore di €53,6 milioni rispetto a quello del 31 dicembre 2007.

	31 marzo 2008 € milioni	31 dicembre 2007 € milioni	variazione € milioni	31 marzo 2007 € milioni
Crediti verso clienti	202,9	280,0	(77,1)	186,0
Rimanenze	172,8	166,9	5,8	179,2
Debiti verso fornitori	(138,9)	(156,6)	17,6	(127,6)
Capitale circolante operativo	**236,7**	**290,4**	**(53,6)**	**237,6**
Vendite 12 mesi mobili	951,9	957,5	(5,6)	946,9
Incidenza capitale circolante su vendite 12 mesi mobili (%)	24,9	30,3		25,1

La diminuzione del valore del capitale circolante netto fra le due date poste a confronto è da ricondurre principalmente a un effetto di stagionalità del *business* e in particolare ai crediti commerciali che al 31 dicembre raggiungono il livello più elevato dell'anno.

Al contrario, al 31 marzo le rimanenze sono fisiologicamente più elevate che a fine anno, in previsione delle vendite del secondo importante trimestre.

La svalutazione delle valute differenti dall'Euro, intercorsa nei tre mesi, ha avuto un impatto positivo sul contenimento del capitale circolante netto, quantificabile in €7,4 milioni.

Anche il confronto con il 31 marzo dello scorso anno, ovvero fra due periodi omogenei per stagionalità del *business*, è positivo ed evidenzia un contenimento dell'incidenza del capitale circolante netto sulle vendite degli ultimi dodici mesi mobili, che passa da 25,1% a 24,9%.

EVENTI SUCCESSIVI AL 31 MARZO 2008

Nuovo accordo di distribuzione in Spagna

Dal 1 aprile 2008, la distribuzione dei principali prodotti del Gruppo in Spagna, è stata affidata a Zadibe, società facente parte del Gruppo Diego Zamora, un importante produttore e distributore internazionale di *spirit & wine*.

Contestualmente è stato interrotto l'accordo con il precedente distributore, Summa S.L., una *joint venture* costituita con il Gruppo Gonzales Byass e successivamente, il 14 aprile 2008, il Gruppo ha formalizzato la cessione, al Gruppo Gonzales Byass stesso, della partecipazione del 30% che deteneva in Summa S.L..

Liquidazione di Campari Teoranta

Il 2 aprile 2008 è stata avviata la procedura di liquidazione di Campari Teoranta, società finanziaria e di servizi, con sede a Dublino.

Assemblea ordinaria degli azionisti della Capogruppo

Il 29 aprile 2008, l'assemblea degli azionisti di Davide Campari-Milano S.p.A. ha approvato il bilancio relativo all'esercizio 2007 e deliberato la distribuzione di un dividendo di €0,11 per azione (con esclusione delle azioni proprie in portafoglio), incrementato pertanto del 10% rispetto allo scorso anno.

L'assemblea ha inoltre deliberato di autorizzare il Consiglio di Amministrazione all'acquisto e/o all'alienazione di azioni proprie, finalizzate principalmente a servire i piani di *stock option*.

EVOLUZIONE PREVEDIBILE DELLA GESTIONE

I risultati conseguiti dal Gruppo nel primo trimestre sono stati in linea con le attese e hanno scontato non solo gli effetti negativi di perimetro e dei movimenti dei cambi, ma anche fattori contingenti, peraltro anticipati al mercato, che hanno temporaneamente rallentato lo sviluppo organico delle vendite.

Premesso che in generale, il *trend* delle vendite del primo trimestre non è comunque indicativo dell'andamento delle marche del Gruppo su base annua, per quanto concerne l'andamento dei consumi si conferma nei primi mesi dell'anno l'atteso rallentamento della crescita evidenziata nell'esercizio precedente.

Non si ritiene peraltro che allo stato attuale vi siano le condizioni per rivedere le previsioni di crescita dei risultati economici formulate a inizio anno.

Milano, 14 maggio 2008

Il Presidente del Consiglio di Amministrazione
Luca Garavoglia

Il dirigente preposto alla redazione dei documenti contabili e societari Paolo Marchesini, dichiara ai sensi del comma 2, articolo 154 *bis*, del Testo Unico della Finanza che l'informativa contabile contenuta nel presente Resoconto intermedio di gestione corrisponde alle risultanze documentali, ai libri ed alle scritture contabili.

Paolo Marchesini
Chief Financial Officer

Allegati

Riconciliazione tra precedente e nuovo formato di conto economico per i dati pubblicati nel 2007

- primo trimestre 2007
- secondo trimestre 2007
- terzo trimestre 2007
- quarto trimestre 2007

- sei mesi al 30 giugno 2007
- nove mesi al 30 settembre 2007
- dodici mesi al 31 dicembre 2007

Riconciliazione tra precedente e nuovo formato dei prospetti sintetici di conto economico relativi alle aree di business, per i dati pubblicati nel 2007

- sei mesi al 30 giugno 2007
  - totale
  - *spirit*
  - *wine*
  - *soft drink*
  - altre vendite

- dodici mesi al 31 dicembre 2007
  - totale
  - *spirit*
  - *wine*
  - *soft drink*
  - altre vendite

Conti economici dei singoli trimestri 2007

formato precedente	Primo trimestre 2007 € milioni	€ milioni	nuovo formato
Vendite nette	**196,6**	**196,6**	**Vendite nette**
Costo del venduto	(81.7)		
		(88.9)	Costo del venduto, dopo i costi di distribuzione
Margine lordo	**114,8**		
		107,6	**Margine lordo, dopo i costi di distribuzione**
Pubblicità e promozioni	(31.8)	(31,8)	Pubblicità e promozioni
Costi di vendita e distribuzione	(25.3)		
		75,8	**Margine di contribuzione**
Margine commerciale	**57,7**		
Spese generali e amministrative	(16.0)		
		(34.2)	Costi di struttura
Risultato della gestione corrente	**41,7**	**41,7**	**Risultato della gestione corrente**
Altri (oneri) e proventi non ricorrenti	0,0	0.0	Altri (oneri) e proventi non ricorrenti
Risultato Operativo	**41,7**	**41,7**	**Risultato Operativo**

formato precedente	Secondo trimestre 2007 € milioni	€ milioni	nuovo formato
Vendite nette	**244,0**	**244,0**	**Vendite nette**
Costo del venduto	(103,2)		
		(112,2)	Costo del venduto, dopo i costi di distribuzione
Margine lordo	**140,8**		
		131,8	**Margine lordo, dopo i costi di distribuzione**
Pubblicità e promozioni	(48.0)	(48,0)	Pubblicità e promozioni
Costi di vendita e distribuzione	(26.7)		
		83,8	**Margine di contribuzione**
Margine commerciale	**66,0**		
Spese generali e amministrative	(14,9)		
		(32,7)	Costi di struttura
Risultato della gestione corrente	**51,1**	**51,1**	**Risultato della gestione corrente**
Altri (oneri) e proventi non ricorrenti	(1.7)	(1,7)	Altri (oneri) e proventi non ricorrenti
Risultato Operativo	**49,4**	**49,4**	**Risultato Operativo**

formato precedente	Terzo trimestre 2007 € milioni	€ milioni	nuovo formato
Vendite nette	**204,0**	**204,0**	**Vendite nette**
Costo del venduto	(88,7)		
		(96,4)	Costo del venduto, dopo i costi di distribuzione
Margine lordo	**115,3**		
		107,7	**Margine lordo, dopo i costi di distribuzione**
Pubblicità e promozioni	(37,5)	(37,5)	Pubblicità e promozioni
Costi di vendita e distribuzione	(24,8)		
		70,1	**Margine di contribuzione**
Margine commerciale	**53,0**		
Spese generali e amministrative	(15,6)		
		(32,8)	Costi di struttura
Risultato della gestione corrente	**37,3**	**37,3**	**Risultato della gestione corrente**
Altri (oneri) e proventi non ricorrenti	0,4	0,4	Altri (oneri) e proventi non ricorrenti
Risultato Operativo	**37,7**	**37,7**	**Risultato Operativo**

formato precedente	Quarto trimestre 2007 € milioni	€ milioni	nuovo formato
Vendite nette	**312,9**	**312,9**	**Vendite nette**
Costo del venduto	(133,5)		
		(143,8)	Costo del venduto, dopo i costi di distribuzione
Margine lordo	**179,4**		
		169,1	**Margine lordo, dopo i costi di distribuzione**
Pubblicità e promozioni	(57,3)	(57,3)	Pubblicità e promozioni
Costi di vendita e distribuzione	(28,2)		
		111,8	**Margine di contribuzione**
Margine commerciale	**94,0**		
Spese generali e amministrative	(20,6)		
		(38,5)	Costi di struttura
Risultato della gestione corrente	**73,3**	**73,3**	**Risultato della gestione corrente**
Altri (oneri) e proventi non ricorrenti	(1,6)	(1,6)	Altri (oneri) e proventi non ricorrenti
Risultato Operativo	**71,7**	**71,7**	**Risultato Operativo**

Conti economici cumulati al 30 giugno 2007, 30 settembre 2007 e 31 dicembre 2007

Conto economico al 30 giugno 2007			
formato precedente	€ milioni	€ milioni	nuovo formato
Vendite nette	**440,6**	**440,6**	**Vendite nette**
Costo del venduto	(185.0)		
		(201,1)	Costo del venduto, dopo i costi di distribuzione
Margine lordo	**255,6**		
		239,4	**Margine lordo, dopo i costi di distribuzione**
Pubblicità e promozioni	(79.8)	(79,8)	Pubblicità e promozioni
Costi di vendita e distribuzione	(52.1)		
		159,6	**Margine di contribuzione**
Margine commerciale	**123,7**		
Spese generali e amministrative	(31.0)		
		(66.9)	Costi di struttura
Risultato della gestione corrente	**92,7**	**92,7**	**Risultato della gestione corrente**
Altri (oneri) e proventi non ricorrenti	(1,6)	(1.6)	Altri (oneri) e proventi non ricorrenti
Risultato Operativo	**91,1**	**91,1**	**Risultato Operativo**

Conto economico al 30 settembre 2007			
formato precedente	€ milioni	€ milioni	nuovo formato
Vendite nette	**644,6**	**644,6**	**Vendite nette**
Costo del venduto	(273.7)		
		(297.5)	Costo del venduto, dopo i costi di distribuzione
Margine lordo	**370,9**		
		347,1	**Margine lordo, dopo i costi di distribuzione**
Pubblicità e promozioni	(117.4)	(117.4)	Pubblicità e promozioni
Costi di vendita e distribuzione	(76,9)		
		229,7	**Margine di contribuzione**
Margine commerciale	**176,7**		
Spese generali e amministrative	(46.6)		
		(99,7)	Costi di struttura
Risultato della gestione corrente	**130,1**	**130,1**	**Risultato della gestione corrente**
Altri (oneri) e proventi non ricorrenti	(1.2)	(1.2)	Altri (oneri) e proventi non ricorrenti
Risultato Operativo	**128,8**	**128,8**	**Risultato Operativo**

Conto economico al 31 dicembre 2007			
formato precedente	€ milioni	€ milioni	nuovo formato
Vendite nette	**957,5**	**957,5**	**Vendite nette**
Costo del venduto	(407.2)		
		(441.4)	Costo del venduto, dopo i costi di distribuzione
Margine lordo	**550,3**		
		516,2	**Margine lordo, dopo i costi di distribuzione**
Pubblicità e promozioni	(174,6)	(174,6)	Pubblicità e promozioni
Costi di vendita e distribuzione	(105.1)		
		341,5	**Margine di contribuzione**
Margine commerciale	**270,6**		
Spese generali e amministrative	(67.2)		
		(138.1)	Costi di struttura
Risultato della gestione corrente	**203,4**	**203,4**	**Risultato della gestione corrente**
Altri (oneri) e proventi non ricorrenti	(2.8)	(2,8)	Altri (oneri) e proventi non ricorrenti
Risultato Operativo	**200,6**	**200,6**	**Risultato Operativo**

Prospetti sintetici di conto economico relativi alle aree di *business*, al 30 giugno 2007 e al 31 dicembre 2007

Prospetti al 30 giugno 2007

totale - 30 giugno 2007			
formato precedente	€ milioni	€ milioni	nuovo formato
Vendite nette	440,6	440,6	Vendite nette
Margine lordo	255,6		
		239,4	Margine lordo, dopo i costi di distribuzione
		159,6	**Margine di contribuzione**
Margine commerciale	**123,7**		

spirits - 30 giugno 2007			
formato precedente	€ milioni	€ milioni	nuovo formato
Vendite nette	318,7	318,7	Vendite nette
Margine lordo	196,5		
		187,5	Margine lordo, dopo i costi di distribuzione
		123,4	**Margine di contribuzione**
Margine commerciale	**97,7**		

wine - 30 giugno 2007			
formato precedente	€ milioni	€ milioni	nuovo formato
Vendite nette	56,9	56,9	Vendite nette
Margine lordo	25,4		
		23,1	Margine lordo, dopo i costi di distribuzione
		12,3	**Margine di contribuzione**
Margine commerciale	**5,9**		

soft drink - 30 giugno 2007			
formato precedente	€ milioni	€ milioni	nuovo formato
Vendite nette	57,4	57,4	Vendite nette
Margine lordo	32,3		
		27,6	Margine lordo, dopo i costi di distribuzione
		22,5	**Margine di contribuzione**
Margine commerciale	**18,9**		

altre vendite - 30 giugno 2007			
formato precedente	€ milioni	€ milioni	nuovo formato
Vendite nette	7,6	7,6	Vendite nette
Margine lordo	1,4		
		1,3	Margine lordo, dopo i costi di distribuzione
		1,3	**Margine di contribuzione**
Margine commerciale	**1,3**		

Prospetti al 31dicembre 2007

	totale - 31 dicembre 2007		
formato precedente	€ milioni	€ milioni	nuovo formato
Vendite nette	957.5	957,5	Vendite nette
Margine lordo	550,3		
		516,1	Margine lordo, dopo i costi di distribuzione
		341,5	**Margine di contribuzione**
Margine commerciale	**270,6**		

	spirit - 31 dicembre 2007		
formato precedente	€ milioni	€ milioni	nuovo formato
Vendite nette	687,1	687,1	Vendite nette
Margine lordo	424.6		
		405.9	Margine lordo, dopo i costi di distribuzione
		269,7	**Margine di contribuzione**
Margine commerciale	**219,3**		

	wine - 31 dicembre 2007		
formato precedente	€ milioni	€ milioni	nuovo formato
Vendite nette	151.3	151.3	Vendite nette
Margine lordo	65,7		
		59,3	Margine lordo, dopo i costi di distribuzione
		30,4	**Margine di contribuzione**
Margine commerciale	**16,6**		

	soft drink - 31 dicembre 2007		
formato precedente	€ milioni	€ milioni	nuovo formato
Vendite nette	102,4	102,4	Vendite nette
Margine lordo	56.9		
		48,0	Margine lordo, dopo i costi di distribuzione
		38,5	**Margine di contribuzione**
Margine commerciale	**31,8**		

	altre vendite - 31 dicembre 2007		
formato precedente	€ milioni	€ milioni	nuovo formato
Vendite nette	16,7	16,7	Vendite nette
Margine lordo	3.2		
		2.9	Margine lordo, dopo i costi di distribuzione
		2,9	**Margine di contribuzione**
Margine commerciale	2,9		

FIRST-QUARTER REPORT

AT 31 MARCH 2008



CONTENTS

[redacted]

HIGHLIGHTS

	31 March 2008 € million	31 March 2007 € million	% change	% change at constant exchange rates
Net sales	**190.9**	**196.6**	**–2.9**	**–0.7**
Contribution margin	76.7	75.8	1.1	3.3
EBITDA before one-offs	47.3	46.4	1.8	3.9
EBITDA	**50.2**	**46.5**	**8.0**	**10.1**
EBIT before one-offs	42.1	41.7	1.1	3.4
EBIT	**45.0**	**41.7**	**8.0**	**10.3**
EBIT margin (EBIT / net sales)	23.6%	21.2%		
Group profit before tax	**40.1**	**37.5**	**6.8**	**8.6**

	31 March 2008 € million	31 December 2007 € million
Net debt	286.2	288.1

SIGNIFICANT EVENTS IN THE PERIOD

Termination of the distribution agreement for 1800 tequila and Gran Centenario

As announced in September 2007, on 1 January 2008 the Campari Group ceased the distribution under licence of 1800 tequila and Gran Centenario in the United States, since the José Cuervo group, owner of the two brands, took over their direct management via a wholly-owned company.

Acquisition of Cabo Wabo Tequila

On 2 January 2008 the Group concluded the acquisition of Cabo Wabo, as announced in May 2007.

The transaction took place at a price of US$ 80.8 million (€54.8 million at the exchange rate on the day of closing), equivalent to a multiple of 11.9 x 2007 EBITDA.

The Group will have the opportunity to acquire the remaining 20% of Cabo Wabo in two tranches of 15% and 5% through call / put options that can be exercised in 2012 and 2015 respectively.

Cabo Wabo, an important ultra premium tequila brand with a reputation for extremely high quality, has won several prizes.

The product range includes Cabo Wabo Añejo, Cabo Wabo Blanco, Cabo Wabo Reposado and the ultra luxury brand, Cabo Uno, which is barrel-aged for three years.

With sales of around 70,000 nine-litre cases, primarily in the United States, Cabo Wabo is one of the fastest-growing brands on the US spirits market.

Sale of a building in Cinisello Balsamo

On 27 February, Davide Campari-Milano S.p.A. completed the sale of an industrial building, used as a warehouse for finished products, in Cinisello Balsamo in the province of Milan.

With the closure of the factory in Sesto San Giovanni and the transfer of production to Novi Ligure, the Cinisello Balsamo warehouse, near the old factory, was no longer needed.

The building was therefore sold for €6.7 million, giving a capital gain of €6.1 million (in the results at 31 December 2007, it was recorded under non-current assets held for sale).

Launch of SKYY Infusions

On 10 March, Skyy Spirits, LLC, a US company wholly owned by the Campari Group, announced the launch of SKYY Infusions^{TM}, a brand new range of highly innovative products in the flavoured vodka category.

SKYY Infusions^{TM} is an all-natural product made from SKYY vodka and fruit essences, blended using an exclusive patented infusion process.

There are five flavours in the range: lemon, raspberry, cherry, passion fruit and grape.

Prior to the launch, the product underwent quality testing at the Beverage Testing Institute (BTI) in Chicago, and each of the five flavours outperformed all of the other flavoured vodkas in the same category.

The presentation of the product took place in March and distribution began in April.

The SKYY Infusions^{TM} range is packaged using the new bottle designed for SKYY Vodka: a taller, sleeker bottle, but still in the characteristic cobalt blue colour.

During the first quarter of this year, Skyy Spirits, LLC reduced stocks of SKYY Flavours on the US market ahead of the launch of SKYY Infusions^{TM}; as a result, irrespective of sales to end consumers, there was a delay in volumes shipped to US distributors from the first to the second quarter of the year.

SALES PERFORMANCE

Overall performance

Sales in the first quarter of 2008 totalled €190.9 million, registering growth of 1.3% versus the same period of last year on a same-structure basis and at constant exchange rates.

The net change was negative however (–2.9%), since sales during the period were hit by negative external growth and by an unfavourable exchange rate trend; as the table below shows, each of these two factors reduced sales by 2.1% compared with the first quarter of 2007.

	€ million	% compared to first quarter of 2007
– net sales in the first quarter of 2008	190.9	
– net sales in the first quarter of 2007	196.6	
Total change	**–5.6**	**–2.9%**
of which		
organic growth before exchange rate effect	2.6	1.3%
changes in the basis of consolidation	–4.1	–2.1%
exchange rate effect	–4.1	–2.1%
Total change	**–5.6**	**–2.9%**

The business registered positive but low organic growth of 1.3%, due to two specific circumstances.

First, an unfavourable comparison base with the same period of last year, when the sales performance was particularly good: at that time, organic growth of 11.3% was helped by the fact that orders were brought forward due to the price repositioning of two important brands, Campari and SKYY; in the first quarter of 2007 these registered sales growth of 10.7% and 21.5% respectively.

Second, as regards the SKYY brand specifically, the beginning of April 2008 saw the US launch of SKYY Infusions^{TM}, a new and innovative range of flavoured vodkas, as well as the new packaging for SKYY Vodka (note that SKYY Infusions^{TM} completely replaces the SKYY Flavours range, which the Group stopped selling in January 2008).

Consequently, as distributors attempted to reduce unsold stocks of the old product, sales of the brand in the first quarter were very low.

Looking at the other major brands, sales in the first quarter were extremely positive for Aperol, Crodino and Cinzano vermouth and sparkling wines.

External sales fell by €4.1 million overall (or 2.1%) year-on-year.

The termination of distribution of 1800 tequila in the US, which reduced sales by €10.6 million, was only partly offset by the positive contribution (€5.3 million in total) of the new acquisitions Cabo Wabo and X-Rated, and by new distribution agreements worth €1.2 million for Morrison Bowmore whiskies and Flor de Caña rum.

Sales in the first quarter of 2008: breakdown of external growth	€ million
X-Rated	2.4
Cabo Wabo	3.0
Sub-total - Group brands	**5.3**
Termination of tequila distribution in the US	–10.6
Third-party brands (Morrison Bowmore and Flor de Caña in the US)	1.2
Sub-total - third-party brands	**–9.4**
Total	**–4.1**

Exchange rates had a negative effect of 2.1% overall on sales in the first quarter of the year.

The euro continued to strengthen against the dollar, which stood at an average level of 1.50 in the quarter, a devaluation of 12.6% versus the same period of 2007.

By contrast, the Brazilian real gained 6.2% against the euro year-on-year.

The table below shows the average exchange rates for the currencies of greatest importance for the Group.

Average exchange rates for the period 1 January - 31 March	2008	2007	% change
US$ x € 1	1.500	1.310	
€ x US$	0.667	0.763	–12.6%
BRL x € 1	2.602	2.763	
€ x BRL 1	0.384	0.362	6.2%
CHF x € 1	1.600	1.616	
€ x 1 CHF	0.625	0.619	1.0%
JPY x 1 €	157.747	156.468	
€ x 1000 JPY	6.339	6.391	–0.8%
GBP x € 1	0.758	0.671	
€ x 1 GBP	1.320	1.491	–11.5%

Sales by region

Sales were positive in all areas, except, significantly, the Americas, where the entire negative impact of external growth was concentrated, and which experienced a significantly negative exchange rate effect.

The first table below shows the breakdown and growth of sales by region, while the second breaks down the overall change in each region by organic growth, external growth and the effect of exchange rate movements.

	1 January - 31 March 2008		1 January - 31 March 2007		% change
	€ million	%	€ million	%	2008 / 2007
Italy	99.2	52.0%	95.0	48.3%	4.4%
Europe	39.1	20.5%	36.6	18.6%	6.9%
Americas	44.3	23.2%	57.3	29.1%	–22.6%
Rest of the world and duty free	8.3	4.3%	7.7	3.9%	7.8%
Total	**190.9**	**100.0%**	**196.6**	**100.0%**	**–2.9%**

Breakdown of % change	% change			
	Total	organic growth	external growth	exchange rate effect
Italy	4.4%	4.4%	0.0%	0.0%
Europe	6.9%	7.5%	0.0%	–0.6%
Americas	–22.6%	–8.7%	–7.4%	–6.5%
Rest of the world and duty free	7.8%	8.7%	1.5%	–2.4%
Total	**–2.9%**	**1.3%**	**–2.1%**	**–2.1%**

As regards **Italy, Europe** and the **rest of the world** there are no particular events to report: all three regions generated satisfactory organic sales growth, of 4.4%, 7.5% and 8.7% respectively.

In addition, in the relatively stable and predictable drinks market, results in the first quarter are traditionally more volatile, since not only is it the least important period of the year, but it also comes immediately after the peak sales period of December, which makes the first-quarter trend appear even more negative.

Consequently, the results generated by an individual market, whether positive or negative, are not necessarily indicative of the performance of the brand in that country.

In the **Americas**, organic sales growth was negative, at –8.7%. The two tables below give a further breakdown by market.

	1 January - 31 March 2008		1 January - 31 March 2007		% change
	€ million	%	€ million	%	2008 / 2007
US	34.2	77.1%	45.7	79.8%	–25.2%
Brazil	7.4	16.6%	9.1	15.9%	–19.1%
Other countries	2.8	6.3%	2.5	4.3%	12.5%
Total	**44.3**	**100.0%**	**57.3**	**100.0%**	**–22.6%**

Breakdown of % change	% change			
	total	organic growth	external growth	exchange rate effect
US	–25.2%	–7.0%	–9.5%	–8.6%
Brazil	–19.1%	–23.7%	0.0%	4.7%
Other countries	12.5%	14.9%	5.7%	–8.1%
Total	**–22.6%**	**–8.7%**	**–7.4%**	**–6.5%**

In the **United States** organic sales growth was –7.0% in the first quarter of 2008, while external growth was –9.5% and the exchange rate effect was –8.6%, making a total contraction of 25.2%.

The reasons for the weak organic growth during the period have already been outlined in the introductory paragraph about the overall sales trend.

First, SKYY Vodka suffered from a comparison with the first quarter of 2007, when growth stood at 21.5% as US distributors brought forward their sales orders in view of a significant price hike announced and introduced in the second quarter.

Second, sales in the first quarter of 2008 were very low in view of the imminent launch of the new SKYY Infusions™ range (to replace SKYY Flavours), and the introduction of new packaging for SKYY Vodka.

As regards third-party brands, Cutty Sark performed weakly in a fiercely competitive Scotch whisky market.

The negative external growth (–9.5%), which was expected, was due to the termination of distribution of 1800 Tequila, and was only partly offset by sales of the new Group brands X-Rated and Cabo Wabo, and of Morrison Bowmore Scotch whiskies and Flor de Caña rum, new third-party brands distributed since January 2008.

The negative exchange rate effect of 8.6% was due to the sharp depreciation in the US dollar.

In **Brazil** too, sales in the first quarter fell versus the same period of 2007.

The total decline was 19.1% (–23.7% at constant exchange rates), with falls being registered across all brands, with the exception of the whiskies Old Eight and Drury's.

First-quarter sales are of little significance as regards the Brazilian market in particular, since sales are much more concentrated towards the end of the year than on other markets.

The first quarter accounts for no more than 10% of annual sales in Brazil, while the fourth quarter represents more than 40%.

As a result, tiny differences in sales and consumption during the Christmas period have a significant impact on the results posted in the early months of the following year.

Last year, for example, sales posted a very different trend from that seen in early 2008, with year-on-year organic growth in the first quarter of 2007 coming in at 27.6%.

Sales in other countries in the Americas region were positive, recording organic growth of 14.9%.

Sales by business area

Breaking down the performance by business area, first-quarter sales of spirits fell by 7.2%, while wines posted growth of 3.3% and soft drinks did very well, increasing by 12.8% versus the first quarter of 2007.

The first of the two tables below shows growth in sales by business area, while the second breaks down the overall change in each segment by organic growth, external growth and the effect of exchange rate movements.

	1 January - 31 March 2008		1 January - 31 March 2007		% change
	€ million	%	€ million	%	2008 / 2007
Spirits	129.1	67.6%	139.2	70.8%	-7.2%
Wines	26.5	13.9%	25.7	13.1%	3.3%
Soft drinks	31.7	16.6%	28.1	14.3%	12.8%
Other sales	3.6	1.9%	3.6	1.8%	1.3%
Total	**190.9**	**100.0%**	**196.6**	**100.0%**	**-2.9%**

Breakdown of % change	% change			
	Total	organic growth	external growth	exchange rate effect
Spirits	-7.2%	-1.6%	-2.9%	-2.7%
Wines	3.3%	3.7%	0.0%	-0.4%
Soft drinks	12.8%	12.8%	0.0%	0.0%
Other sales	1.3%	8.2%	0.0%	-6.9%
Total	**-2.9%**	**1.3%**	**-2.1%**	**-2.1%**

Spirits

Sales of spirits totalled €129.1 million, a fall of 1.6% year-on-year on an organic basis.

In addition, external growth was -2.9%, while exchange rate effects were also negative, at -2.7%, leading to an overall contraction of 7.2%.

More specifically, sales of **Campari** rose by 1.4% at constant exchange rates in the first quarter of 2008 (0.9% at actual exchange rates), despite a particularly unfavourable comparison base with the first quarter of last year, when sales rose by 10.7% year-on-year at constant exchange rates.

The result was good in many European markets and in Japan, while in the three main markets of Brazil, Italy and Germany, the brand had a weaker start to the year, as expected, owing to a number of factors.

As regards Brazil, please see the comments above as regard the minor significance of first-quarter results; in addition, the apparent slowdown in sales in that country should be set against the steady growth in consumption of the brand.

In Italy, the dip was smaller, despite a particularly unfavourable comparison with the first quarter of last year, when the brand performed especially well.

First-quarter sales volumes of Campari in Germany were again impacted by the major price repositioning carried out in the second half of last year.

The **SKYY brand** (SKYY Vodka and SKYY Flavours) saw its sales decline by 2.3% at constant exchange rates and by 13.2% at actual exchange rates, owing to the depreciation of the US dollar.

The fall in sales in the quarter was entirely attributable to the US market and, as explained in detail above, to the imminent launch of the new SKYY Infusions™ range and the new packaging for SKYY Vodka, which took place in April.

Sales of **CampariSoda**, which are almost entirely concentrated on the Italian market, rose by 2.8% in the first quarter.

Aperol once again put in an extremely good performance: the increase in the first quarter of 2008 was once again in the double digits, at 11.6%, thanks to steady growth on the Italian market (which still represents about 90% of total sales) and strong rises on some European markets.

Sales of **Aperol Soda** fell by 12.5% year-on-year owing to a change in the schedule of promotional activities.

In the first three months of 2008 – low season for this market, as mentioned earlier – sales of the **Brazilian brands** fell by 20.3% in local currency and by 15.4% at actual exchange rates.

The trend was negative for Dreher aguardiente and slightly up for the whiskies Old Eight and Drury's.

Sales of the Scotch whiskies **Glen Grant and Old Smuggler** grew by 2.5% in total at constant exchange rates, but contracted by 0.8% at actual exchange rates.

Glen Grant put in a negative performance on the important Italian markets, although the brand increased its market share in a falling market.

By contrast, Old Smuggler did well on the international markets.

Ouzo 12 posted sales broadly in line with the same period of last year, recording a decline of 0.3% at constant exchange rates (–1.0% at actual exchange rates), the combined effect of an increase in Greece and a fall in Germany.

Cynar experienced a 9.3% contraction in sales in the first quarter at constant exchange rates, due to a sharp drop on the Brazilian market which was partly offset by growth in Italy and Switzerland.

As regards sales of the main **third-party brands**, in the first quarter of the year:

- sales of Jack Daniel's, which is mainly distributed on the Italian market, grew by 7.0%;
- sales of Jägermeister, again in Italy, were broadly flat;
- Scotch whisky sales fell by 39.6% (–45.9% at actual exchange rates), with the decline largely attributable to Cutty Sark in the US;
- sales of C&C group brands went up by 1.9% (–10.4% at actual exchange rates);
- sales of Suntory brands were down 22.6% (–31.3% at actual exchange rates).

Wines

Sales of wines in the first quarter of 2008 totalled €26.5 million, an increase of 3.3% compared with the same period of last year.

There were no changes in the basis of consolidation, but after a negative exchange rate effect of 0.5%, organic growth came in at 3.7%.

All the main brands registered a positive trend.

Sales of **Cinzano vermouth** rose by 9.7% at constant exchange rates (8.5% at actual exchange rates).

Sales of **Cinzano sparkling wines** also grew, by 9.3% at constant exchange rates and 9.1% at actual exchange rates, thanks to the good results achieved in Germany and the main European markets.

Conversely, in Italy, where the first quarter is of little significance for sparkling wines, there was a slower start to the year.

Looking at sales of other wines, the first quarter of 2008 was positive for **Sella & Mosca** (+2.2%) and **Cantina Serafino** (+2.3%), and saw an excellent performance from **Teruzzi & Puthod** wines (+27.3%).

As for other wine brands, **Mondoro** posted an increase (+16.9% at constant exchange rates) thanks to a good performance on the Russian market, while **Riccadonna** recorded a temporary drop (–30.3%, again at constant exchange rates).

Soft drinks

In the first quarter of 2008 sales of soft drinks totalled €31.7 million, a 12.8% advance on the same period of 2007.

In a low season for sales of these products, the Group's brands did very well, with **Crodino** up 14.1%, **Lemonsoda, Oransoda and Pelmosoda** rising by 14.2% and **Crodo mineral waters** increasing by 9.3%.

Other sales

In the first quarter of 2008, other sales (which include sales of raw materials and semi-finished goods to third parties and co-packing revenues) grew by 1.3% to €3.6 million.

Growth was 8.2% at constant exchange rates, but the depreciation of sterling had a negative impact of 6.9%.

The majority of the other sales business consists of the sale of malt distillate produced and sold by Glen Grant Distillery Company Ltd. to the Pernod Ricard group, under agreements signed when Glen Grant was acquired.

FINANCIAL SITUATION

Preparation criteria

This quarterly report at 31 March 2008 has been prepared in compliance with the provisions of art. 154-*ter* of the Testo Unico della Finanza (TUF) law.

The financial information comply with the valuation and measurement criteria contained in the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and ratified by the European Union.

The quarterly report at 31 March 2008 was authorised for publication by resolution of the relevant administrative body on 14 May 2008.

Basis of consolidation

The consolidated quarterly results include the profit and loss accounts and balance sheets of the Parent Company and Italian and foreign subsidiaries at 31 March, which were prepared in accordance with international accounting standards.

Joint ventures and companies over which the Group exercises a significant influence are accounted for by the equity method.

In the first quarter of 2008, two new companies were included in the basis of consolidation:

- Cabo Wabo, LLC, a trading company based in San Francisco, which is 80%-owned by Redfire, Inc;
- Redfire Mexico, S.A. de C.V., a manufacturing and trading company based in Guadalajara, which is 80%-owned by DI.CI.E Holding B.V.

Profit and loss account

New format

In 2008 the Group introduced a new format for its consolidated profit and loss account.

The differences in the new format relate to the aggregation of cost categories and the representation of the contribution margin.

The new format complies with IFRS criteria on representing revenues and costs, and is the same as the new profit and loss layout introduced internally for planning and control activities.

In addition, the adoption of the new classification, which is widely used by other companies in the sector, means that readers can now more easily compare the Group's results with those of its competitors.

To allow a like-for-like comparison with 2008, the results for the first quarter of 2007 have been reclassified using the new criteria.

The new disclosure method meets the following objectives:

- it classifies distribution costs under cost of goods sold, in order to show the cost of the product for sale at the point of sale;
- it means that the costs of sales structures are no longer allocated to products or business areas.

Such allocations could potentially have become increasingly arbitrary given the gradual shift from indirect, commission-based sales structures to direct, salary-based ones.

Consequently, gross profit is shown net of distribution costs and trading profit is replaced by a contribution margin, shown before structure costs.

In breaking down results by business area, in future we will refer to the contribution margin and not to trading profit.

To give a better understanding of the reclassifications carried out, the table below shows the results for the first quarter of 2007 in the two different formats, with footnotes explaining the changes.

	First quarter 2007			
Previous format	€ million	note	€ million	New format
Net sales	**196.6**		**196.6**	**Net sales**
Cost of goods sold	(81.7)	2)		
		2)	(88.9)	Cost of goods sold after distribution costs
Gross profit	**114.8**	3)		
		3)	**107.6**	**Gross profit after distribution costs**
Advertising and promotional costs	(31.8)		(31.8)	Advertising and promotional costs
Sales and distribution costs	(25.3)	1)		
		4)	**75.8**	**Contribution margin**
Trading profit	**57.7**	4)		
General and administrative costs	(16.0)	5)		
		5)	(34.2)	Structure costs
EBIT before one-offs	**41.7**		**41.7**	**EBIT before one-offs**
Other one-offs: income and charges	0.0		0.0	Other one-offs: income and charges
EBIT	**41.7**		**41.7**	**EBIT**

1) Sales and distribution costs are no longer shown under the new format, since:
   - distribution costs, mostly variable, are now shown under the cost of goods sold, together with materials and manufacturing costs, which were already included under that item;
   - sales costs – that is, the costs of the trading, marketing and trade marketing structures – are now shown, together with general and administrative costs, under the new item structure costs;

2) as a result of the reclassification, the cost of goods sold has a higher absolute value under the new format;

3) meanwhile, the gross margin has a lower absolute value, since it includes distribution costs;

4) trading profit is no longer shown under the new format, since it is replaced by the contribution margin, which is the real profit generated by individual brands after the cost of goods sold and after advertising and promotional costs; it is higher than trading profit in absolute value, since it does not include any allocation of sales costs;

5) general and administrative costs are no longer shown under the new format, since they are replaced by the item structure costs, a larger aggregation comprising not only general and administrative costs but also sales costs, which consist of the costs of the trading, marketing and trade marketing structures.

As the table shows, EBIT before one-offs and EBIT remain unchanged, as do the rest of the items in the profit and loss account.

They are therefore fully comparable with results for previous years.

At the end of this report we have published similar reclassifications for the profit and loss accounts for each quarter, the first half, the first nine months and the whole of 2007.

In addition, we have also shown a reconciliation between the previous and new formats for the profit and loss accounts of the Group's business areas for the half-year and consolidated full-year 2007 figures.

Profit and loss account for the first quarter of 2008, shown in the new format

The Campari Group's consolidated profit and loss account for the first quarter was significantly impacted by the sharp depreciation in the US dollar, and by the suspension of distribution of 1800 tequila in the United States.

The percentage increases or decreases versus last year, shown in the table below, are overall changes that include the negative impact of these factors.

	First quarter 2008		First quarter 2007		% change
	€ million	%	€ million	%	%
Net sales	**190.9**	**100.0**	**196.6**	**100.0**	**-2.9**
Cost of goods sold after distribution costs	(86.7)	-45.4	(88.9)	-45.2	-2.6
Gross profit after distribution costs	**104.3**	**54.6**	**107.6**	**54.8**	**-3.1**
Advertising and promotional costs	(27.6)	-14.5	(31.8)	-16.2	-13.2
Contribution margin	**76.7**	**40.2**	**75.8**	**38.6**	**1.1**
Structure costs	(34.6)	-18.1	(34.2)	-17.4	1.1
EBIT before one-offs	**42.1**	**22.1**	**41.7**	**21.2**	**1.1**
Other one-offs: income and charges	2.9	1.5	0.0	0.0	-
EBIT	**45.0**	**23.6**	**41.7**	**21.2**	**8.0**
Net financial income (charges)	(4.5)	-2.3	(4.2)	-2.1	7.2
Profit (loss) of companies valued at equity	0.1	0.0	0.0	0.0	55.0
Profit before taxes and minority interests	**40.6**	**21.3**	**37.6**	**19.1**	**8.2**
Minority interests	(0.6)	-0.3	(0.0)	0.0	-
Group profit before tax	**40.1**	**21.0**	**37.5**	**19.1**	**6.8**
Total depreciation and amortisation	(5.1)	-2.7	(4.8)	-2.4	7.3
EBITDA before one-offs	**47.3**	**24.8**	**46.4**	**23.6**	**1.8**
EBITDA	**50.2**	**26.3**	**46.5**	**23.6**	**8.0**

Net sales for the quarter totalled €190.9 million.

The 2.9% decline was the result of organic growth of 1.3%, offset by negative external growth of 2.1% and a negative exchange rate difference of the same amount.

Cost of goods sold after distribution costs stood at 45.4% of sales, 0.2 percentage points higher than last year's figure of 45.2%.

The slight increase was due to a combination of positive and negative factors.

On the one hand the costs of some raw materials increased during the period, as did unit transport costs, whose trend is linked to the price of oil.

Offsetting this were two positive factors: savings made following the closure of the Sulmona plant and an improved sales mix year-on-year, due partly to the change in the basis of consolidation (1800 tequila).

Gross profit after distribution costs as a percentage of sales therefore declined by 0.2 percentage points.

In absolute terms, it fell by 3.1% versus the first quarter of 2007.

Of this, 2.0% was due to exchange rate effects and 1.1% to external growth; the impact of organic growth was therefore unchanged versus 2007.

Advertising and promotional costs stood at 14.5% of sales, a fall of 1.7 percentage points on the 16.2% figure posted in 2007.

Most of this improvement (1.3 percentage points) was due to a change in media and trade marketing investment planning, which in 2007 was more concentrated in the first quarter of the year.

The rest was due to the changed basis of consolidation following the termination of distribution of 1800 tequila, since advertising and promotional costs for this brand were particularly high in the first quarter of 2007.

The **contribution margin** for the first quarter of 2008 was €76.7 million, corresponding to an overall 1.1% advance on the same period last year attributable to:

- organic growth of 3.7%;
- external growth of –0.4%;
- an exchange rate effect of –2.2%.

The changed basis of consolidation therefore had a greater negative effect on sales (–2.1%) than on the contribution margin (–0.4%), since, as expected, the profitability lost due to 1800 tequila was almost entirely offset by increased profitability from the Group's new brands Cabo Wabo and X-Rated.

Structure costs, which in the new-format profit and loss account include general and administrative costs, sales costs and other operating income and expenses, recorded a slight increase of only 1.1% in the first quarter (3.2% at constant exchange rates).

However, they increased as a proportion of sales from 17.4% last year to 18.1% in 2008, owing to negative external growth, which hit sales.

EBIT before one-offs was €42.1 million, an increase of 1.1% year-on-year at actual exchange rates and of 3.3% at constant exchange rates.

One-offs were positive at €2.9 million in the first quarter.

The main items under this heading were the capital gain from the sale of the property in Cinisello Balsamo on the income side, and provisions and extraordinary staff costs on the expenses side.

In the same period of last year no significant items were recorded under this item, and the total balance was less than €0.1 million.

EBIT came in at €45.0 million, an increase of 8.0% year-on-year (+10.3% at constant exchange rates), while the EBIT margin rose from 21.2% to 23.6%.

Total **depreciation and amortisation** charges recorded in the period were €5.1 million, an increase versus the €4.8 million posted last year.

As a result, **EBITDA before one-offs** increased by 1.8% to €47.3 million, while **EBITDA** rose 8.0% to €50.2 million.

Net financial charges stood at €4.5 million, slightly above the €4.2 million registered last year owing to the rise in variable interest rates.

The Group's portion of **profits or losses of companies valued at equity** showed a positive balance of €0.1 million, compared with a positive but insignificant balance last year.

Profit before tax and minority interests grew 8.2% compared to the same period last year, to €40.6 million.

Minority interests in the first quarter of 2008, relating almost entirely to the minority shares of Cabo Wabo, stood at €0.6 million.

In the first quarter of 2007 this item was wholly marginal.

Group profit before tax stood at €40.1 million, an increase of 6.8% versus the first quarter of 2007.

Net debt

The Group's consolidated net debt from **operating activities** stood at €267.8 million at 31 March 2008, a reduction of €20.3 million compared with the position at 31 December 2007, when debt totalled €288.1 million.

Note that during the period, the Group paid US$ 80.8 million (€54.8 million at the exchange rate when the deal was completed) for Cabo Wabo, and received €6.7 million from the sale of the warehouse in Cinisello Balsamo near Milan.

As the table below shows, the Group's short-term net cash position improved by €11.3 million, while medium and long-term net debt decreased by €9.0 million.

Exchange rate fluctuations between 31 December 2007 and 31 March 2008 caused a €3.2 million fall in consolidated net debt at the end of the period.

	31 March 2008 € million	31 December 2007 € million
Cash and equivalents	191.0	199.8
Payables to banks	(99.7)	(114.4)
Real estate lease payables	(3.2)	(3.2)
Private placement and bond issue	(11.6)	(17.3)
Other financial receivables and payables	1.1	1.3
Short-term net cash position	**77.6**	**66.3**
Payables to banks	(1.8)	(1.8)
Real estate lease payables	(12.1)	(12.9)
Private placement and bond	(330.7)	(338.8)
Other financial receivables and payables	(0.8)	(1.0)
Medium / long-term net debt	**(345.4)**	**(354.4)**
Debt from operating activities	**(267.8)**	**(288.1)**
Payables for the exercise of the Cabo Wabo put option	(18.4)	–
Net debt	**(286.2)**	**(288.1)**

The balance sheet at 31 March 2008, and thus the Group's **net debt** figure, also includes a payable of €18.4 million relating to the possible future exercise of put options by the minority shareholders of Cabo Wabo, LLC and Redfire Mexico, S.A. de C.V.

The payable is recorded on the balance sheet together with an upwards adjustment in trademarks, which are classified under intangible assets.

This move was due to a particular interpretation of IAS 32 (Financial instruments: disclosure and presentation) issued by the International Accounting Standards Board (IASB).

The Group followed the same interpretation previously in relation to the put options attributed to minority shareholders of Skyy Spirits, LLC.

The payable relates to put / call options on 20% of Cabo Wabo, LLC and Redfire Mexico, S.A. de C.V, which may be exercised in two tranches, one of 15% in 2012 and one of 5% in 2015.

The strike price of the options is estimated on the basis of contractually agreed earnings multiples, while expected earnings are based on the Group's medium-term growth plans.

Operating working capital

The balance sheet at 31 March 2008 showed working capital of €236.7 million, down €53.6 million from 31 December 2007.

	31 March 2008 € million	31 December 2007 € million	change € million	31 March 2007 € million
Receivables from customers	202.9	280.0	(77.1)	186.0
Inventories	172.8	166.9	5.8	179.2
Payables to suppliers	(138.9)	(156.6)	17.6	(127.6)
Operating working capital	**236.7**	**290.4**	**(53.6)**	**237.6**
Sales year-on-year change	951.9	957.5	(5.6)	946.9
Working capital as % of sales in the previous 12 months	24.9	30.3		25.1

The decrease in working capital between the two dates compared was due mainly to the seasonal nature of the business, and in particular to trade receivables, which stand at their highest level of the year on 31 December.

Conversely, inventories at 31 March are normally higher than at year-end, in anticipation of sales in the important second quarter.

The depreciation of currencies other than the euro during the quarter helped curb working capital, reducing it by €7.4 million.

The comparison with the figure at 31 March 2007 – that is between two periods that have the same seasonal trends – is also positive, and shows that working capital as a percentage of sales fell from 25.1% to 24.9% year-on-year.

EVENTS TAKING PLACE AFTER 31 MARCH 2008

New distribution agreement in Spain

On 1 April 2008, responsibility for the distribution of the Campari Group's core products in Spain was given to Zadibe, part of the Diego Zamora Group, a leading international producer and distributor of wines and spirits.

At the same time, the agreement with the previous distributor, Summa S.L., a joint venture set up with the Gonzalez Byass group, was terminated.

Subsequently, on 14 April 2008, the Group formalised the sale of its 30% stake in Summa S.L. to the Gonzalez Byass group.

Winding-up of Campari Teoranta

On 2 April 2008 the Group launched procedures for the winding-up of Campari Teoranta, a Dublin-based financial and services company.

Ordinary shareholders' meeting of the Parent Company

On 29 April 2008 the shareholders' meeting of Davide Campari-Milano S.p.A. approved the full-year results for the year ending 31 December 2007 and agreed the payment of a dividend of €0.11 per share (excluding own shares), an increase of 10% from last year.

The meeting also voted to authorise the Board of Directors to purchase and/or sell own shares, mainly for the purpose of servicing the stock option plans.

OUTLOOK

The results generated by the Group in the first quarter were in line with forecasts, and were affected not only by negative external growth and exchange rate effects, but also by contingent factors announced in advance to the market, which caused a temporary slowdown in organic sales growth.

Taking account of the fact that the first-quarter trend is not generally indicative of the full-year performance of the Group's brands, we report that sales slowed as expected in the first three months of the year.

At present we see no reason to alter the growth forecasts made at the start of this year.

Milan, 14 May 2008

Chairman of the Board of Directors
Luca Garavoglia

I, Paolo Marchesini, the director responsible for preparing the company's accounting statements, hereby declare that, pursuant to paragraph 2, article 154-*bis* of the Testo Unico della Finanza law, this first-quarter report accurately represents the figures contained in the Group's accounting records.

Paolo Marchesini
Chief Financial Officer

APPENDICES

Reconciliation between previous and new profit and loss formats for 2007 results

- First quarter 2007
- Second quarter 2007
- Third quarter 2007
- Fourth quarter 2007

- Six months to 30 June 2007
- Nine months to 30 September 2007
- Twelve months to 31 December 2007

Reconciliation between previous and new summary profit and loss formats by business area for 2007 results

- Six months to 30 June 2007
  - Total
  - Spirits
  - Wines
  - Soft drinks
  - Other sales

- Twelve months to 31 December 2007
  - Total
  - Spirits
  - Wines
  - Soft drinks
  - Other sales

Profit and loss accounts for each quarter of 2007

	First quarter 2007		
Previous format	€ million	€ million	New format
Net sales	**196.6**	**196.6**	Net sales
Cost of goods sold	(81.7)		
		(88.9)	Cost of goods sold after distribution costs
Gross profit	**114.8**		
		107.6	**Gross profit after distribution costs**
Advertising and promotional costs	(31.8)	(31.8)	Advertising and promotional costs
Sales and distribution costs	(25.3)		
		75.8	**Contribution margin**
Trading profit	**57.7**		
General and administrative costs	(16.0)		
		(34.2)	Structure costs
EBIT before one-offs	**41.7**	**41.7**	**EBIT before one-offs**
Other one-offs: income and charges	0.0	0.0	Other one-offs: income and charges
EBIT	**41.7**	**41.7**	**EBIT**

	Second quarter 2007		
Previous format	€ million	€ million	New format
Net sales	**244.0**	**244.0**	**Net sales**
Cost of goods sold	(103.2)		
		(112.2)	Cost of goods sold after distribution costs
Gross profit	**140.8**		
		131.8	**Gross profit after distribution costs**
Advertising and promotional costs	(48.0)	(48.0)	Advertising and promotional costs
Sales and distribution costs	(26.7)		
		83.8	**Contribution margin**
Trading profit	**66.0**		
General and administrative costs	(14.9)		
		(32.7)	Structure costs
EBIT before one-offs	**51.1**	**51.1**	**EBIT before one-offs**
Other one-offs: income and charges	(1.7)	(1.7)	Other one-offs: income and charges
EBIT	**49.4**	**49.4**	**EBIT**

Third quarter 2007			
Previous format	€ million	€ million	New format
Net sales	**204.0**	**204.0**	**Net sales**
Cost of goods sold	(88.7)		
		(96.4)	Cost of goods sold after distribution costs
Gross profit	**115.3**		
		107.7	**Gross profit after distribution costs**
Advertising and promotional costs	(37.5)	(37.5)	Advertising and promotional costs
Sales and distribution costs	(24.8)		
		70.1	**Contribution margin**
Trading profit	**53.0**		
General and administrative costs	(15.6)		
		(32.8)	Structure costs
EBIT before one-offs	37.3	37.3	**EBIT before one-offs**
Other one-offs: income and charges	0.4	0.4	Other one-offs: income and charges
EBIT	37.7	37.7	**EBIT**

Fourth quarter 2007			
Previous format	€ million	€ million	New format
Net sales	312.9	312.9	Net sales
Cost of goods sold	(133.5)		
		(143.8)	Cost of goods sold after distribution costs
Gross profit	**179.4**		
		169.1	**Gross profit after distribution costs**
Advertising and promotional costs	(57.3)	(57.3)	Advertising and promotional costs
Sales and distribution costs	(28.2)		
		111.8	**Contribution margin**
Trading profit	**94.0**		
General and administrative costs	(20.6)		
		(38.5)	Structure costs
EBIT before one-offs	73.3	73.3	**EBIT before one-offs**
Other one-offs: income and charges	(1.6)	(1.6)	Other one-offs: income and charges
EBIT	71.7	71.7	**EBIT**

Cumulative profit and loss accounts at 30 June 2007, 30 September 2007 and 31 December 2007

Profit and loss account at 30 June 2007			
Previous format	€ million	€ million	New format
Net sales	**440.6**	**440.6**	**Net sales**
Cost of goods sold	(185.0)		
		(201.1)	Cost of goods sold after distribution costs
Gross profit	**255.6**		
		239.4	**Gross profit after distribution costs**
Advertising and promotional costs	(79.8)	(79.8)	Advertising and promotional costs
Sales and distribution costs	(52.1)		
		159.6	**Contribution margin**
Trading profit	**123.7**		
General and administrative costs	(31.0)		
		(66.9)	Structure costs
EBIT before one-offs	**92.7**	**92.7**	**EBIT before one-offs**
Other one-offs: income and charges	(1.6)	(1.6)	Other one-offs: income and charges
EBIT	**91.1**	**91.1**	**EBIT**

Profit and loss account at 30 September 2007			
Previous format	€ million	€ million	New format
Net sales	**644.6**	**644.6**	**Net sales**
Cost of goods sold	(273.7)		
		(297.5)	Cost of goods sold after distribution costs
Gross profit	**370.9**		
		347.1	**Gross profit after distribution costs**
Advertising and promotional costs	(117.4)	(117.4)	Advertising and promotional costs
Sales and distribution costs	(76.9)		
		229.7	**Contribution margin**
Trading profit	**176.7**		
General and administrative costs	(46.6)		
		(99.7)	Structure costs
EBIT before one-offs	**130.1**	**130.1**	**EBIT before one-offs**
Other one-offs: income and charges	(1.2)	(1.2)	Other one-offs: income and charges
EBIT	**128.8**	**128.8**	**EBIT**

Profit and loss account at 31 December 2007			
Previous format	€ million	€ million	New format
Net sales	**957.5**	**957.5**	**Net sales**
Cost of goods sold	(407.2)		
		(441.4)	Cost of goods sold after distribution costs
Gross profit	**550.3**		
		516.2	**Gross profit after distribution costs**
Advertising and promotional costs	(174.6)	(174.6)	Advertising and promotional costs
Sales and distribution costs	(105.1)		
		341.5	**Contribution margin**
Trading profit	**270.6**		
General and administrative costs	(67.2)		
		(138.1)	Structure costs
EBIT before one-offs	**203.4**	**203.4**	**EBIT before one-offs**
Other one-offs: income and charges	(2.8)	(2.8)	Other one-offs: income and charges
EBIT	**200.6**	**200.6**	**EBIT**

Summary profit and loss accounts by business area at 30 June 2007 and 31 December 2007

Profit and loss accounts at 30 June 2007

Total - 30 June 2007			
Previous format	€ million	€ million	New format
Net sales	440.6	440.6	Net sales
Gross profit	255.6		
		239.4	Gross profit after distribution costs
		159.6	**Contribution margin**
Trading profit	**123.7**		

Spirits - 30 June 2007			
Previous format	€ million	€ million	New format
Net sales	318.7	318.7	Net sales
Gross profit	196.5		
		187.5	Gross profit after distribution costs
		123.4	**Contribution margin**
Trading profit	**97.7**		

Wines - 30 June 2007			
Previous format	€ million	€ million	New format
Net sales	56.9	56.9	Net sales
Gross profit	25.4		
		23.1	Gross profit after distribution costs
		12.3	**Contribution margin**
Trading profit	**5.9**		

Soft drinks - 30 June 2007			
Previous format	€ million	€ million	New format
Net sales	57.4	57.4	Net sales
Gross profit	32.3		
		27.6	Gross profit after distribution costs
		22.5	**Contribution margin**
Trading profit	**18.9**		

Other sales - 30 June 2007			
Previous format	€ million	€ million	New format
Net sales	7.6	7.6	Net sales
Gross profit	1.4		
		1.3	Gross profit after distribution costs
		1.3	**Contribution margin**
Trading profit	**1.3**		

Profit and loss accounts at 31 December 2007

Total - 31 December 2007			
Previous format	€ million	€ million	New format
Net sales	957.5	957.5	Net sales
Gross profit	550.3		
		516.1	Gross profit after distribution costs
		341.5	**Contribution margin**
Trading profit	**270.6**		

Spirits - 31 December 2007			
Previous format	€ million	€ million	New format
Net sales	687.1	687.1	Net sales
Gross profit	424.6		
		405.9	Gross profit after distribution costs
		269.7	**Contribution margin**
Trading profit	**219.3**		

Wines - 31 December 2007			
Previous format	€ million	€ million	New format
Net sales	151.3	151.3	Net sales
Gross profit	65.7		
		59.3	Gross profit after distribution costs
		30.4	**Contribution margin**
Trading profit	**16.6**		

Soft drinks - 31 December 2007			
Previous format	€ million	€ million	New format
Net sales	102.4	102.4	Net sales
Gross profit	56.9		
		48.0	Gross profit after distribution costs
		38.5	**Contribution margin**
Trading profit	**31.8**		

Other sales - 31 December 2007			
Previous format	€ million	€ million	New format
Net sales	16.7	16.7	Net sales
Gross profit	3.2		
		2.9	Gross profit after distribution costs
		2.9	**Contribution margin**
Trading profit	**2.9**		

Davide Campari – Milano S.p.A.
Capitale sociale: Euro 29.040.000 interamente versato
Registro Imprese Milano: 06672120158
REA: 1112227
Sede: Via Filippo Turati, 27 - 20121 Milano
Telefono: (39) 02 62251
Fax: (39) 02 6225312

Investor Relations
Telefono: (39) 02 6225330
Fax: (39) 02 6225479
e-mail: investor.relations@campari.com

Web site
www.camparigroup.com

Realizzazione, impianti e stampa
Marchesi Grafiche Editoriali S.p.A.

Finito di stampare nel maggio 2008

GRUPPO CAMPARI

PRESS RELEASE

SHAREHOLDERS' MEETING OF DAVIDE CAMPARI-MILANO S.p.A.

2007 results approved

Dividend of € 0.11 per share approved (+10%)

Milan, 29 April 2008 - The shareholders' meeting of Davide Campari-Milano S.p.A. today **approved the company's 2007 accounts**.

The shareholders' meeting **approved a dividend of € 0.11 per share**. This corresponds to an increase of 10% on last year's dividend of € 0,10 per share. The dividend will be paid on 8 May 2008 (coupon no. 4 to be detached on 5 May 2008) except on own shares.

CONSOLIDATED RESULTS FOR 2007

In 2007, Group sales totalled **€ 957.5 million**, an **increase of 2.7% (+4.9% at constant exchange rates)**.

The overall change in sales resulted from an **organic growth of 7.1%**, a negative exchange rate effect of 2.2% and a negative perimeter effect of 2.2%. The last was due to the announced termination of the Lipton Ice Tea distribution contract on the Italian market, in part offset by **Glen Grant and Old Smuggler** (whose sales started on 15 March 2006) and the newly acquired **X-Rated brands** (whose sales started on 1 August 2007).

Trading profit increased by 5.3% to € 270.6 million (**+7.8% at constant exchange rates**), or 28.3% of sales. **Organic growth** accounted for **7.1%** and **external growth for 0.7%**, while **exchange rate effects negatively contributed 2.5%**.

EBITDA before one-off's increased by 5.9% (+8.6% at constant exchange rates) to € 223.0 million, or 23.3% of sales.

EBITDA rose by 4.9% (+7.6% at constant exchange rates) to **€ 220.1 million**, or 23.0% of sales.

EBIT before one-off's went up by 6.3% (+9.2% at constant exchange rates) to **€ 203.4 million**, or 21.2% of sales.

EBIT increased by 5.3% (+8.2% at constant exchange rates) to **€ 200.6 million**, or 20.9% of sales.

The Group's profit before tax and minority interests was **€ 183.3 million, an increase of 4.4% (+7.2% at constant exchange rates)**.

Group's net profit was **€ 125.2 million,** an increase of 6,9% (+9,1% at constant exchange rates).

Group shareholders equity as of 31 December 2007 was **€ 878.6 million**.

As of 31 December 2007, **net debt** stood at € 288.1 million, a **decrease of € 91.4 million** from 31 December 2006, **following the dividend payment** (€ 29 million paid on 4 May 2007) **and the acquisition of X-Rated** (€ 29 million), closed on 1 August 2007. This significant improvement was achieved thanks to the **very strong cash flow generation from operating activities: €169.9 million**. The **net debt to equity ratio** as of 31 December 2007 was **32.8%.**

As regards events taking place after the end of 2007, it's worth mentioning that on 2 January 2008, the Group finalised the **acquisition of a 80% stake in Cabo Wabo Tequila**, ultra premium brand in the US spirit market. The total value, paid in cash, was of **US$ 80.8 million** (approx. € 55 million at closing's exchange rate). A more detailed disclosure of the acquisition was circulated following the announcement of the deal on 7 May 2007.

OTHER RESOLUTIONS

Own shares. The shareholders' meeting authorised the purchase and/or sale of own shares, mainly to be used to service the stock option plans. The authorisation concerns the purchase and/or sale of shares, which including existing own shares, will not exceed a maximum of 10% of the share capital. As of today's date, the proportion of own shares held is close to zero. The authorisation will remain valid until 30 June 2009. The unit price for the purchase and/or sale of own shares will not differ by more than 25% (whether higher or lower) from the weighted average closing price in the three stock market trading sessions prior to each transaction.

Appointment of Director. The shareholders' meeting approved the proposal of the Board of Directors to confirm Bob Kunze-Concewitz appointment as Director.

* * *

The Manager in charge of preparing Davide Campari-Milano S.p.A.'s financial reports, Paolo Marchesini, certifies - pursuant to article 154 bis, paragraph 2 of the Consolidated Law on Financial intermediation (Legislative Decree 58/1998) - that the accounting disclosures in this statement correspond to the accounting documents, ledgers and entries.

* * *

Gruppo Campari is a major player in the global beverage sector, trading in over 190 nations around the world with a leading position in the Italian and Brazilian markets and a strong presence in the US, Germany and Switzerland. The Group has an extensive portfolio that spans three business segments: spirits, wines and soft drinks. In the spirits segment stand out internationally renowned brands, such as Campari, SKYY Vodka and Cynar together with leading local brands, such as Aperol, Cabo Wabo, CampariSoda, Glen Grant, Ouzo 12, Zedda Piras, X-Rated and the Brazilian brands Dreher, Old Eight, Drury's. In the wine segment together with Cinzano, known world-wide, are Liebfraumilch, Mondoro, Riccadonna, Sella & Mosca and Teruzzi & Puthod all respected wines in their category. In the soft drinks segment are Crodino, Lemonsoda and its respective line extension dominating the Italian market. The Group has over 1,500 employees. The shares of the parent company, Davide Campari-Milano, are listed on the Italian Stock Exchange.

FOR FURTHER INFORMATION:

<u>**Investor enquiries:**</u>
Chiara Garavini
Tel.: +39 02 6225 330

Alex Balestra
Tel. : +39 02 6225 364
Email: investor.relations@campari.com
www.camparigroup.com

<u>**Media enquiries:**</u>
Chiara Bressani
Tel.: +39 02 6225 206
Email: chiara.bressani@campari.com

Moccagatta Pogliani & Associati
Tel.: +39 02 8693806
Email: segreteria@moccagatta.it

Consolidated net revenues by segment

	1 January - 31 December 2007		1 January - 31 December 2006		Change
	€ million	%	€ million	%	%
Spirits	687.1	71.8%	657.1	70.5%	4.6%
Wines	151.3	15.8%	134.9	14.5%	12.2%
Soft drinks	102.4	10.7%	128.0	13.7%	-20.0%
Other revenues	16.7	1.7%	12.4	1.3%	34.4%
Total	**957.5**	**100.0%**	**932.4**	**100.0%**	**2.7%**

Consolidated net revenues by geographic area

	1 January - 31 December 2007		1 January - 31 December 2006		Change
	€ million	%	€ million	%	%
Italy	393.2	41.1%	401.4	43.1%	-2.0%
Europe	197.6	20.6%	175.2	18.8%	12.8%
Americas	322.9	33.7%	314.67	33.7%	2.6%
Rest of the world and duty free	43.8	4.6%	41.2	4.4%	6.3%
Total	**957.5**	**100.0%**	**932.4**	**100.0%**	**2.7%**

Consolidated income statement

	1 January - 31 December 2007		1 January - 31 December 2006		Change
	€ million	%	€ million	%	%
Net sales (1)	**957.5**	**100.0%**	**932.4**	**100.0%**	**2.7%**
Total cost of goods sold	(407.2)	-42.5%	(410.2)	-44.0%	-0.7%
Gross margin	**550.3**	**57.5%**	**522.2**	**56.0%**	**5.4%**
Advertising and promotion	(174.6)	-18.2%	(163.1)	-17.5%	7.1%
Selling and distribution expenses	(105.1)	-11.0%	(102.1)	-11.0%	2.9%
Trading profit	**270.6**	**28.3%**	**256.9**	**27.6%**	**5.3%**
General and administrative expenses and other net operating income	(67.2)	-7.0%	(65.5)	-7.0%	2.6%
EBIT before one-off's	**203.4**	**21.2%**	**191.4**	**20.5%**	**6.3%**
One off's	(2.8)	-0.3%	(0.8)	-0.1%	-
Operating profit = EBIT	**200.6**	**20.9%**	**190.5**	**20.4%**	**5.3%**
Net financial income (expenses)	(17.0)	-1.8%	(15.2)	-1.6%	11.8%
Income from associates	(0.3)	0.0%	0.2	0.0%	-
Pre-tax profit before taxes and minority interests	**183.3**	**19.1%**	**175.5**	**18.8%**	**4.4%**
Taxes	(58.1)	-6.1%	(55.2)	-5.9%	5.2%
Net profit	**125.2**	**13.1%**	**120.3**	**12.9%**	**4.1%**
Minority interests	(0.0)	0.0%	(3.2)	-0.3%	-99.0%
Group's net profit	**125.2**	**13.1%**	**117.1**	**12.6%**	**6.9%**
Depreciation and amortisation	(19.5)	-2.0%	(19.2)	-2.1%	1.7%
EBITDA before one-off's	**223.0**	**23.3%**	**210.6**	**22.6%**	**5.9%**
EBITDA	**220.1**	**23.0%**	**209.7**	**22.5%**	**4.9%**

(1) Net of discounts and excise duties

GRUPPO CAMPARI

Consolidated balance sheet

	31 December 2007 € million	31 December 2006 € million
ASSETS		
Non-current assets		
Net tangible fixed assets	155.4	146.3
Biological assets	15.9	15.0
Property	4.0	4.0
Goodwill and trademarks	812.2	816.4
Intangible assets	5.1	4.1
Interests in associates	0.6	0.5
Pre-paid taxes	15.9	18.5
Other non-current assets	10.1	7.7
Total non-current assets	**1,019.1**	**1,012.6**
Current assets		
Inventories	166.9	169.9
Trade receivables	280.0	257.1
Financial receivables	2.9	4.8
Cash and cash equivalents	199.8	239.0
Other receivables	37.1	38.8
Total current assets	**686.7**	**709.6**
Non-current assets for sale	2.5	3.9
Total assets	**1,708.3**	**1,726.1**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Shareholders' equity		
Share capital	29.0	29.0
Reserves	847.6	766.8
Group's shareholders' equity	876.6	795.9
Minority interests	1.9	1.9
Total shareholders' equity	**878.6**	**797.8**
Non-current liabilities		
Bonds	287.7	322.7
Other non-current financial payables	72.6	70.1
Staff severance funds	11.7	12.6
Risks funds	11.0	10.9
Deferred tax	60.7	56.1
Total non-current liabilities	**443.6**	**472.5**
Current liabilities		
Banks loan	114.4	210.4
Other financial payables	21.2	20.5
Trade payables	156.6	161.9
Payables for taxes	54.6	26.7
Other current liabilities	39.4	36.3
Total current liabilities	**386.1**	**455.8**
Total liabilities and shareholders' equity	**1,708.3**	**1,726.1**

Consolidated cash flow statement

	31 December 2007 € million	31 December 2006 € million
EBIT	200.6	190.5
Amortisation and depreciation	19.5	19.2
Other changes in non-cash items	(1.4)	10.8
Change in non financial assets and payables	20.0	(8.7)
Taxes on income paid	(39.5)	(37.0)
Cash flow from operating activities before change in operating working capital	**199.2**	**153.3**
Net change in operating working capital	(29.3)	(25.5)
Cash flow from operating activities	**169.9**	**127.8**
Net interest paid	(15.7)	(12.6)
Cash flow from investing activities	**(28.9)**	**(18.8)**
Free cash flow	**125.3**	**96.5**
Acquisitions	(29.3)	(179.4)
Other changes	3.0	33.1
Dividends paid	(29.0)	(28.1)
Cash flow from other activities	**(55.4)**	**(174.5)**
Exchange rate differences and other movements	21.5	24.4
Net increase (decrease) in net financial position	**91.4**	**(53.6)**
Net financial position at start of period	**(379.5)**	**(371.4)**
Net financial position at end of period	**(288.1)**	**(379.5)**

DAVIDE CAMPARI-MILANO S.p.A.

Parent company income statement

	1 January - 31 December 2007 € million	1 January - 31 December 2006 € million
Net sales	**310.8**	**296.4**
Total cost of goods sold	(242.4)	(225.3)
Gross margin	**68.4**	**71.0**
Advertising and promotion	(4.9)	(4.5)
Selling and distribution expenses	(8.7)	(8.4)
Trading profit	**54.9**	**58.1**
General and administrative expenses and other net operating income	(25.9)	(26.9)
One-off's	(1.2)	1.2
Operating profit	**27.7**	**32.4**
Income from associates	30.1	112.4
Net financial income (expenses)	(27.9)	(15.0)
Pretax profit	**30.0**	**129.8**
Taxes	(2.5)	(10.2)
Net profit	**27.5**	**119.6**

Parent company balance sheet

	31 December 2007 € million	31 December 2006 € million
Total non current assets	1,175.5	1.088.9
Total current assets	194.6	208.5
Total assets	**1,370.1**	**1.297.4**
Total shareholders' equity	543.7	531.2
Total non current liabilities	304.2	302.6
Total current liabilities	522.2	463.6
Total liabilities and shareholders' equity	**1,370.1**	**1.297.4**

Parent company cash flow

	31 December 2007 € million	31 December 2006 € million
Cash flow from operating activities	31.1	27.5
Cash flow from investing activities	(61.3)	(182.8)
Cash flow from financing activities	28.9	61.4
Other differences and movements	0.0	0.1
Increase (decrease) in cash and banks	(1.4)	(93.8)
Cash and banks at start of financial year	**8.2**	**102.0**
Cash and banks at end of financial year	**6.9**	**8.2**

GRUPPO
CAMPARI

COMUNICATO STAMPA

ASSEMBLEA DI DAVIDE CAMPARI-MILANO S.p.A.

Approvato il bilancio 2007

Deliberata la distribuzione di un dividendo di € 0,11 per azione (+10%)

Milano, 29 aprile 2008 - L'assemblea degli azionisti di Davide Campari-Milano S.p.A. ha **approvato oggi il bilancio relativo all'esercizio 2007**.

L'assemblea ha **deliberato la distribuzione di un dividendo di € 0,11 per azione** (+10% rispetto al dividendo distribuito l'anno scorso di € 0,10 per azione). Il dividendo sarà messo in pagamento a partire dal 8 maggio 2008, con esclusione delle azioni proprie in portafoglio, previo stacco della cedola numero 4 il 5 maggio 2008.

RISULTATI CONSOLIDATI DEL 2007

Nel 2007 le **vendite del Gruppo** sono state pari a **€ 957,5 milioni**, in **crescita del 2,7% (+4,9% a cambi costanti**).

La variazione complessiva delle vendite è stata generata da una **crescita organica del 7,1%**, da un impatto negativo dei cambi del 2,2% e da un effetto perimetro negativo del 2,2%. Quest'ultimo è dovuto all'annunciata interruzione delle vendite di Lipton Ice Tea sul mercato italiano, in parte compensato da **Glen Grant e Old Smuggler** (le cui vendite erano iniziate il 15 marzo 2006) e dai neo-acquisiti ***brand*** **X-Rated** (le cui vendite sono iniziate il 1 agosto 2007).

Il **margine commerciale** si è attestato a € 270,6 milioni, evidenziando una **crescita del 5,3% (+7,8% a cambi costanti**) e un'incidenza sulle vendite pari al 28,3%. La variazione è attribuibile per il **7,1% alla crescita organica**, per il **0,7% alla crescita esterna** e per il **2,5% all'effetto negativo dei cambi**.

L'EBITDA prima di proventi e oneri non ricorrenti è stato di **€ 223,0 milioni**, in **crescita del 5,9% (+8,6% a cambi costanti**) e con un'incidenza sulle vendite pari al 23,3%.

L'EBITDA è stato di **€ 220,1 milioni**, in **crescita del 4,9% (+7,6% a cambi costanti**) e con un'incidenza sulle vendite pari al 23,0%.

Il **Risultato della gestione corrente (EBIT prima di oneri e proventi non ricorrenti)** è stato di **€ 203,4 milioni**, in **crescita del 6,3% (+9,2% a cambi costanti**) e con un'incidenza sulle vendite pari al 21,2%.

Il **Risultato operativo (EBIT)** è stato di **€ 200,6 milioni**, in **crescita del 5,3%** (+8,2% a cambi costanti) e con un'incidenza sulle vendite pari al 20,9%.

L'**utile prima delle imposte e degli interessi di minoranza** è stato di **€ 183,3 milioni, in crescita del 4,4% (+7,2% a cambi costanti**).

L'**utile netto del Gruppo** è stato di **€ 125,2 milioni, in crescita del 6,9% (+9,1% a cambi costanti**).

Il **patrimonio netto consolidato** al 31 dicembre 2007 è pari a **€ 878,6 milioni**.

Al 31 dicembre 2007 l'**indebitamento finanziario netto** è pari a € 288,1 milioni, **in diminuzione di € 91,4 milioni** rispetto al 31 dicembre 2006, **dopo il pagamento dei dividendi** (€ 29 milioni, pagati il 4 maggio 2007) **e l'acquisizione di X-Rated** (€ 29 milioni, finalizzata il 1 agosto 2007). Questo significativo miglioramento è stato determinato dalla **eccellente generazione di cassa: € 169,9**

milioni a livello di attività operative. Il **rapporto tra indebitamento finanziario netto e patrimonio netto** al 31 dicembre 2007 è pari al **32,8%**.

Tra gli eventi successivi alla chiusura del 2007, si segnala che il 2 gennaio 2008 il Gruppo Campari ha perfezionato **l'acquisto di una partecipazione del 80% in Cabo Wabo Tequila**, marca *spirit* di **altissima gamma** negli Stati Uniti. Il controvalore dell'operazione, pagato in contanti, è stato di **US$ 80,8 milioni** (circa € 55 milioni al tasso di cambio del *closing*). Una più ampia descrizione dell'operazione è stata fornita in occasione dell'annuncio dell'acquisizione il 7 maggio 2007.

ALTRE DELIBERE

Azioni proprie. L'assemblea ha deliberato di autorizzare il Consiglio di Amministrazione all'acquisto e/o all'alienazione di azioni proprie finalizzate principalmente a servire i piani di *stock option*. L'autorizzazione concerne l'acquisto e/o l'alienazione di azioni che, tenuto conto delle azioni proprie già in possesso della società, non superino il 10% del capitale sociale. A oggi, la percentuale sul capitale sociale di azioni proprie detenute dalla società è prossima a zero. L'autorizzazione è valida sino al 30 giugno 2009. Il corrispettivo unitario per l'acquisito e/o l'alienazione non sarà inferiore del 25% nel minimo e superiore del 25% nel massimo al prezzo medio di riferimento registrato dal titolo nelle tre sedute di borsa precedenti ogni singola operazione di acquisto.

Conferma nomina amministratore. L'assemblea ha approvato la proposta del Consiglio di Amministrazione di confermare Bob Kunze-Concewitz nella carica di amministratore.

* * *

Il Dirigente Preposto alla redazione dei documenti contabili societari di Davide Campari-Milano S.p.A., Paolo Marchesini, attesta - ai sensi dell'articolo 154 bis, *2° comma, del Testo Unico della Finanza (D. Lgs. 58/1998) - che l'informativa contabile contenuta nel presente comunicato corrisponde alle risultanze documentali, ai libri e alle scritture contabili.*

* * *

Il **Gruppo Campari** è una delle realtà più importanti nel settore del *beverage* a livello mondiale. E' presente in 190 paesi con *leadership* nei mercati italiano e brasiliano e posizioni di primo piano negli USA, in Germania e in Svizzera. Il Gruppo vanta un portafoglio ricco e articolato su tre segmenti: *spirit*, *wine* e *soft drink*. Nel segmento *spirit* spiccano marchi di grande notorietà internazionale come Campari, SKYY Vodka e Cynar e marchi *leader* in mercati locali tra cui Aperol, Cabo Wabo, CampariSoda, Glen Grant, Ouzo 12, Zedda Piras, X-Rated e i brasiliani Dreher, Old Eight e Drury's. Nel segmento *wine* si distinguono oltre a Cinzano, noto a livello internazionale, Liebfraumilch, Mondoro, Riccadonna, Sella & Mosca e Teruzzi & Puthod. Infine, nei *soft drink*, campeggiano per il mercato italiano Crodino e Lemonsoda, con la relativa estensione di gamma. Il Gruppo impiega oltre 1.500 persone e le azioni della capogruppo Davide Campari-Milano S.p.A. sono quotate al Mercato Telematico di Borsa Italiana.

PER ULTERIORI INFORMAZIONI:

Investor Relations
Chiara Garavini
Tel.: +39 02 6225 330

Alex Balestra
Tel.: +39 02 6225 364
Email: investor.relations@campari.com
www.camparigroup.com

Corporate Communications
Chiara Bressani
Tel.: +39 02 6225 206
Email: chiara.bressani@campari.com

Moccagatta Pogliani & Associati
Tel.: +39 02 8693806
Email: segreteria@moccagatta.it

GRUPPO CAMPARI

Scomposizione del fatturato consolidato per segmento di attività

	1 gennaio - 31 dicembre 2007		1 gennaio - 31 dicembre 2006		Variazione
	€ milioni	%	€ milioni	%	%
Spirit	687,1	71,8%	657,1	70,5%	4,6%
Wine	151,3	15,8%	134,9	14,5%	12,2%
Soft drink	102,4	10,7%	128,0	13,7%	-20,0%
Altri ricavi	16,7	1,7%	12,4	1,3%	34,4%
Totale	**957,5**	**100,0%**	**932,4**	**100,0%**	**2,7%**

Scomposizione del fatturato consolidato per area geografica

	1 gennaio - 31 dicembre 2007		1 gennaio - 31 dicembre 2006		Variazione
	€ milioni	%	€ milioni	%	%
Italia	393,2	41,1%	401,4	43,1%	-2,0%
Europa	197,6	20,6%	175,2	18,8%	12,8%
Americhe	322,9	33,7%	314,6	33,7%	2,6%
Resto del mondo e *duty free*	43,8	4,6%	41,2	4,4%	6,3%
Totale	**957,5**	**100,0%**	**932,4**	**100,0%**	**2,7%**

Conto economico consolidato

	1 gennaio - 31 dicembre 2007		1 gennaio - 31 dicembre 2006		Variazione
	€ milioni	%	€ milioni	%	%
Vendite nette [(1)]	**957,5**	**100,0%**	**932,4**	**100,0%**	**2,7%**
Costo del venduto	(407,2)	-42,5%	(410,2)	-44,0%	-0,7%
Margine lordo	**550,3**	**57,5%**	**522,2**	**56,0%**	**5,4%**
Pubblicità e promozioni	(174,6)	-18,2%	(163,1)	-17,5%	7,1%
Costi di vendita e distribuzione	(105,1)	-11,0%	(102,1)	-11,0%	2,9%
Margine commerciale	**270,6**	**28,3%**	**256,9**	**27,6%**	**5,3%**
Spese generali e amministrative e altri oneri e proventi operativi	(67,2)	-7,0%	(65,5)	-7,0%	2,6%
Risultato della gestione corrente = EBIT prima di oneri e proventi non ricorrenti	**203,4**	**21,2%**	**191,4**	**20,5%**	**6,3%**
Altri proventi (oneri) non ricorrenti	(2,8)	-0,3%	(0,8)	-0,1%	-
Risultato operativo = EBIT	**200,6**	**20,9%**	**190,5**	**20,4%**	**5,3%**
Proventi (oneri) finanziari netti	(17,0)	-1,8%	(15,2)	-1,6%	11,8%
Quota di utile (perdita) di società Valutate col metodo del patrimonio netto	(0,3)	0,0%	0,2	0,0%	-
Utile prima delle imposte e degli interessi di minoranza	**183,3**	**19,1%**	**175,5**	**18,8%**	**4,4%**
Imposte	(58,1)	-6,1%	(55,2)	-5,9%	5,2%
Utile netto	**125,2**	**13,1%**	**120,3**	**12,9%**	**4,1%**
Interessi di minoranza	(0,0)	0,0%	(3,2)	-0,3%	-99,0%
Utile del Gruppo	**125,2**	**13,1%**	**117,1**	**12,6%**	**6,9%**
Totale ammortamenti	(19,5)	-2,0%	(19,2)	-2,1%	1,7%
EBITDA prima di oneri e proventi non ricorrenti	**223,0**	**23,3%**	**210,6**	**22,6%**	**5,9%**
EBITDA	**220,1**	**23,0%**	**209,7**	**22,5%**	**4,9%**

(1) Al netto di sconti e accise

GRUPPO CAMPARI

Stato patrimoniale consolidato

	31 dicembre 2007 € milioni	31 dicembre 2006 € milioni
ATTIVITÀ		
Attività non correnti		
Immobilizzazioni materiali nette	155,4	146,3
Attività biologiche	15,9	15,0
Investimenti immobiliari	4,0	4,0
Avviamento e marchi	812,2	816,4
Attività immateriali a vita definita	5,1	4,1
Partecipazioni in società collegate e *joint-venture*	0,6	0,5
Imposte anticipate	15,9	18,5
Altre attività non correnti	10,1	7,7
Totale attività non correnti	**1.019,1**	**1.012,6**
Attività correnti		
Rimanenze	166,9	169,9
Crediti commerciali	280,0	257,1
Crediti finanziari	2,9	4,8
Disponibilità liquide e mezzi equivalenti	199,8	239,0
Altri crediti	37,1	38,8
Totale attività correnti	**686,7**	**709,6**
Attività non correnti destinate alla vendita	2,5	3,9
Totale attività	**1.708,3**	**1.726,1**
PASSIVITÀ E PATRIMONIO NETTO		
Patrimonio netto		
Capitale	29,0	29,0
Riserve	847,6	766,8
Patrimonio netto di pertinenza della Capogruppo	876,6	795,9
Patrimonio netto di pertinenza di terzi	1,9	1,9
Totale patrimonio netto	**878,6**	**797,8**
Passività non correnti		
Prestiti obbligazionari	287,7	322,7
Altre passività finanziarie non correnti	72,6	70,1
Trattamento di fine rapporto e altri fondi relativi al personale	11,7	12,6
Fondi per rischi e oneri futuri	11,0	10,9
Imposte differite	60,7	56,1
Totale passività non correnti	**443,6**	**472,5**
Passività correnti		
Debiti verso banche	114,4	209,3
Altri debiti finanziari	21,2	21,6
Debiti verso fornitori	156,6	161,9
Debiti per imposte	54,6	26,7
Altre passività correnti	39,4	36,3
Totale passività correnti	**386,1**	**455,8**
Totale passività e patrimonio netto	**1.708,3**	**1.726,1**

GRUPPO CAMPARI

Rendiconto finanziario consolidato

	31 dicembre 2007 € milioni	31 dicembre 2006 € milioni
Utile operativo	200,6	109,5
Ammortamenti	19,5	19,2
Variazioni che non determinano movimenti di cassa	(1,4)	(10,8)
Variazione di attività e passività non finanziarie	20,0	(8,7)
Imposte pagate	(39,5)	(37,0)
Flusso di cassa generato dalle attività operative prima delle variazioni di capitale circolante	**199,2**	**153,3**
Variazione capitale circolante netto operativo	(29,3)	(25,5)
Flusso di cassa generato dalle attività operative	**169,9**	**127,8**
Interessi netti pagati	(15,7)	(12,6)
Flusso di cassa assorbito da investimenti	**(28,9)**	**(18,8)**
Free cash flow	**125,3**	**96,5**
Acquisizioni	(29,3)	(179,4)
Altre variazioni	3,0	33,1
Dividendo pagato dalla Capogruppo	(29,0)	(28,1)
Flusso di cassa assorbito da altre attività	**(55,4)**	**(174,5)**
Altre differenze cambio e altre variazioni	21,5	24,4
Variazione delle posizione finanziaria netta	**91,4**	**(53,6)**
Posizione finanziaria netta di inizio del periodo	**(379,5)**	**(371,4)**
Posizione finanziaria netta di fine periodo	**(288,1)**	**(379,5)**

DAVIDE CAMPARI-MILANO S.p.A.

Conto economico della Capogruppo

	1 gennaio - 31 dicembre 2007 € milioni	1 gennaio - 31 dicembre 2006 € milioni
Vendite nette	**310,8**	**296,4**
Costo del venduto	(242,4)	(225,3)
Margine lordo	**68,4**	**71,0**
Pubblicità e promozioni	(4,9)	(4,5)
Costi di vendita e distribuzione	(8,7)	(8,4)
Margine commerciale	**54,9**	**58,1**
Spese generali e amministrative e altri oneri e proventi operativi	(25,9)	(26,9)
Altri (oneri) e proventi non ordinari	(1,2)	1,2
Risultato operativo	**27,7**	**32,4**
Dividendi da imprese controllate	30,1	112,4
Proventi (oneri) finanziari netti	(27,9)	(15,0)
Utile prima delle imposte	**30,0**	**129,8**
Imposte	(2,5)	(10,2)
Utile netto	**27,5**	**119,6**

Stato Patrimoniale della Capogruppo

	31 dicembre 2007 € milioni	31 dicembre 2006 € milioni
Totale attività non correnti	1.175,5	1.088,9
Totale attività correnti	194,6	208,5
Totale attività	**1.370,1**	**1.297,4**
Totale patrimonio netto	543,7	531,2
Totale passività non correnti	304,2	302,6
Totale passività correnti	522,2	463,6
Totale passività e patrimonio netto	**1.370,1**	**1.297,4**

Rendiconto finanziario della Capogruppo

	31 dicembre 2007 € milioni	31 dicembre 2006 € milioni
Flusso monetario generato dall'attività operativa	31,1	27,5
Flusso monetario impiegato in attività di investimento	(61,3)	(182,8)
Flusso monetario generato (impiegato) da attività di finanziamento	28,9	61,4
Altre differenze e variazioni	0,0	0,1
Aumento (diminuzione) delle disponibilità liquide	(1,4)	(93,8)
Disponibilità liquide all'inizio dell'esercizio	**8,2**	**102,0**
Disponibilità liquide alla fine dell'esercizio	**6,9**	**8,2**

GRUPPO CAMPARI

PRESS RELEASE

2008 FIRST QUARTER RESULTS

Sales: € 190.9 million (-2.9%)

Sales organic growth: +1.3%

EBITDA before one-off's: € 47.3 million (+1.8%), 24.8% of sales

EBIT before one-off's: € 42.1 million (+1.1%), 22.1% of sales

Group's pretax profit: € 40.1 million (+6.8%)

Bob Kunze-Concewitz, Chief Executive Officer: "*In a tougher environment we are performing as planned. Having executed important portfolio changes in the small Q1, we expect our business to build its momentum across key regions in the quarters ahead. Overall, our outlook for 2008 remains unchanged*"

Milan, 14 May 2008 - The Board of Directors of Davide Campari-Milano S.p.A. approved the results for the quarter ending 31 March 2008.

Consolidated results	1 January - 31 March 2008 € million	1 January - 31 March 2007 € million	Change at actual exchange rates	Change at constant exchange rates
Net sales	**190.9**	**196.6**	**-2.9%**	**-0.7%**
Contribution after A&P [1]	76.7	75.8	1.1%	3.3%
EBITDA before one-offs	47.3	46.4	1.8%	3.9%
EBITDA	**50.2**	**46.5**	**8.0%**	**10.1%**
EBIT before one-offs	42.1	41.7	1.1%	3.4%
EBIT	**45.0**	**41.7**	**8.0%**	**10.3%**
Group's pretax profit	**40.1**	**37.5**	**6.8%**	**8.6%**

[1] EBIT before SG&A (G&A, other operating income/expenses and selling expenses)

CONSOLIDATED RESULTS FOR THE FIRST QUARTER OF 2008

Firstly, in 2008, we adopted a new P&L format in order to be in line with our main competitors and facilitate data comparisons. Referring to the line "selling and distribution expenses", according to the new format, distribution expenses are included in the COGS line, while selling expenses are classified in the SG&A line, together with G&A and other operating income/expenses.

In the first quarter of 2008, Group sales totalled **€ 190.9 million**, a decrease of **2.9%** (-0.7% at constant exchange rates).

The overall change in consolidated sales resulted from an **organic growth of 1.3%, a negative exchange rate effect of 2.1 %** and a **negative perimeter effect of 2.1%**. The latter was due to the to the announced termination of tequila 1800 distribution contract in US, which was partially offset by Cabo Wabo, X-Rated (whose sales started on 1 August 2007), Bowmore and Flor de Cana.

Contribution after A&P (gross margin after distribution costs and A&P) increased by 1.1% to € 76.7 million (+3.3% at constant exchange rates), or 40.2% of sales. Organic growth accounted for 3.7% and external growth was a negative for 0.4%, lastly exchange rate effects negatively contributed for 2.2%.

EBITDA before one-off's increased by 1.8% (+3.9% at constant exchange rates) to € 47.3 million, or 24.8% of sales.

EBITDA rose by 8.0% (+10.1% at constant exchange rates) to € 50.2 million, or 26.3% of sales.

EBIT before one-off's went up by 1.1% (+3.4% at constant exchange rates) to € 42.1 million, or 22.1% of sales.

EBIT increased by 8.0% (+10.3% at constant exchange rates) to € 45.0 million, or 23.6% of sales.

Profit before tax and minority interests was € 40.6 million, an **increase of 8.2%.**

The Group's profit before tax was € 40.1 million, with a **progression of 6.8%** (+8.6% at constant exchange rates).

As of 31 March 2008, **net debt** stood at € 286.2 million (€ 288.1 million as of 31 December 2007).

CONSOLIDATED SALES FOR THE FIRST QUARTER OF 2008

The **spirits segment** (67.6% of total sales) recorded a **decrease of 7.2%**, the combined result of an **organic decrease of 1.6%**, a **negative exchange rate effect of 2.7%** and a **negative perimeter effect of 2.9%.**

The **Campari** brand posted a **growth of 1.4%** at constant exchange rates (0.9% at actual exchange rates). **SKYY** sales **declined by 2.3%** at constant exchange rates (-13.2% at actual exchange rates), due to planned destocking in US market, ahead of SKYY Infusions and SKYY Vodka new pack launch, in April 2008. Regarding the other main brands, **CampariSoda** finished the first quarter with a positive performance of **2.8%; Aperol** confirmed the positive trend and recorded a growth of **+11.6%** at constant exchange rates. The **Brazilian brands (-20.3%** at constant exchange rates), **Cynar (-9.3%** at constant exchange rates) and **Glen Grant (-15.5%** at constant exchange rates) registered a decrease, mainly due to the tough comparison quarter on quarter.

Regarding agency brands, **Jack Daniel's** performed well **(+7.0%** at constant exchange rates).

The **wines segment**, which contributed 13.9% of total sales, registered a **growth of 3.3%**, due to the combination of **organic growth of 3.7%** and a **negative exchange rate effect of 0.4%**. The segment's positive performance was driven by **Cinzano vermouth (+9.7%** at constant exchange rates) and by **Cinzano sparkling wines (+9.3%** at constant exchange rates). The still wines segment also benefited from positive performances from **Sella & Mosca (+2.2%).**

Sales of soft drinks (16.6% of total sales), which are generated almost entirely on the Italian market, recorded a **strong organic growth of 12.8%**, driven by **Crodino (+14.1%)**, **Lemonsoda** range **(+14.2%)** and other carbonated drinks **(+9.3%).**

Looking at results **by region**, sales on the **Italian market** (52.0% of total Group sales) recorded an **increase of 4.4%**, thanks to good organic growth. Sales in **Europe** (20.5% of consolidated sales) **grew by 6.9%**, driven by the **organic sales growth of 7.5%**, thanks to positive performances from important markets such as Germany and Russia; the exchange rate effect was negative at 0.6%. In the Americas (23.2% of total sales), the **US market** registered an organic **decrease of 7%, a** negative exchange rate effect **of 8.6%** and a negative perimeter effect **of 9.5%.** In **Brazil,** sales registered an organic **decrease of 23.7%**. The exchange rate effect was positive at 4.7%. Sales in the **rest of the world** (including duty free sales), which accounted for 4.3% of total sales, **grew by 7.8%** overall, driven by an **organic growth of 8.7%.**

* * *

CONFERENCE CALL

Please note that at **17.00 (CET) today, Wednesday 14 May 2008**, Campari's management will hold a conference call to present the Group's 2008 first quarter results to analysts, investors and the press. To participate, please dial one of the following numbers:

- **from Italy: 800 785 163 (toll free number)**
- **from abroad: +39 02 6968 2741**

Access code: 995247

The **presentation slides** can be downloaded before the conference call from the main investor relations page on Gruppo Campari's website, at http://investors.camparigroup.com.

A **recording of the conference call** will be available from 22.00 (CET) on Wednesday 14 May until 22.00 (CET) on Wednesday 21 May 2008.
To hear it, please call **+44 20 713 69233** (access code: **92977174**).

* * *

The Manager in charge of preparing Davide Campari-Milano S.p.A.'s financial reports, Paolo Marchesini, certifies - pursuant to article 154 bis, paragraph 2 of the Consolidated Law on Financial intermediation (Legislative Decree 58/1998) - that the accounting disclosures in this statement correspond to the accounting documents, ledgers and entries.

* * *

Gruppo Campari is a major player in the global beverage sector, trading in over 190 nations around the world with a leading position in the Italian and Brazilian markets and a strong presence in the US, Germany and Switzerland. The Group has an extensive portfolio that spans three business segments: spirits, wines and soft drinks. In the spirits segment stand out internationally renowned brands, such as Campari, SKYY Vodka and Cynar together with leading local brands, such as Aperol, Cabo Wabo, CampariSoda, Glen Grant, Ouzo 12, Zedda Piras, X-Rated and the Brazilian brands Dreher, Old Eight, Drury's. In the wine segment together with Cinzano, known world-wide, are Liebfraumilch, Mondoro, Riccadonna, Sella & Mosca and Teruzzi & Puthod all respected wines in their category. In the soft drinks segment are Crodino, Lemonsoda and its respective line extension dominating the Italian market. The Group has over 1,500 employees. The shares of the parent company, Davide Campari-Milano, are listed on the Italian Stock Exchange.

FOR FURTHER INFORMATION:

<u>**Investor enquiries:**</u>
Chiara Garavini
Tel.: +39 02 6225 330

Alex Balestra
Tel. : +39 02 6225 364
Email: investor.relations@campari.com
www.camparigroup.com

<u>**Media enquiries:**</u>
Chiara Bressani
Tel.: +39 02 6225 206
Email: chiara.bressani@campari.com

Moccagatta Pogliani & Associati
Tel.: +39 02 8693806
Email: **segreteria@moccagatta.it**

GRUPPO CAMPARI

Consolidated net revenues by segment

	1 January - 31 March 2008		1 January - 31 March 2007		Change
	€ million	%	€ million	%	%
Spirits	129.1	67.6%	139.2	70.8%	-7.2%
Wines	26.5	13.9%	25.7	13.1%	3.3%
Soft drinks	31.7	16.6%	28.1	14.3%	12.8%
Other revenues	3.6	1.9%	3.6	1.8%	1.3%
Total	**190.9**	**100.0%**	**196.6**	**100.0%**	**-2.9%**

Consolidated net revenues by geographic area

	1 January - 31 March 2008		1 January - 31 March 2007		Change
	€ million	%	€ million	%	%
Italy	99.2	52.0%	95.0	48.3%	4.4%
Europe	39.1	20.5%	36.6	18.6%	6.9%
Americas	44.3	23.2%	57.3	29.1%	-22.6%
Rest of the world and duty free	8.3	4.3%	7.7	3.9%	7.8%
Total	**190.9**	**100.0%**	**196.6**	**100.0%**	**-2.9%**

Consolidated income statement

	1 January - 31 March 2008		1 January - 31 March 2007		Change
	€ million	%	€ million	%	%
Net sales (1)	**190.9**	**100.0%**	**196.6**	**100.0%**	**-2.9%**
Total cost of goods sold (2)	(86.7)	-45.4%	(88.9)	-45.2%	-2.6%
Gross margin after distribution costs	**104.3**	**54.6%**	**107.6**	**54.8%**	**-3.1%**
Advertising and promotion	(27.6)	-14.5%	(31.8)	-16.2%	-13.2%
Contribution after A&P	**76.7**	**40.2%**	**75.8**	**38.6%**	**1.1%**
SG&A (3)	(34.6)	-18.1%	(34.2)	-17.4%	1.1%
EBIT before one-off's	**42.1**	**22.1%**	**41.7**	**21.2%**	**1.1%**
One off's	2.9	1.5%	0.0	0.0%	
Operating profit = EBIT	**45.0**	**23.6%**	**41.7**	**21.2%**	**8.0%**
Net financial income (expenses)	(4.5)	-2.3%	(4.2)	-2.1%	7.2%
Income from associates	0.1	0.0%	0.0	0.0%	55.0%
Pre-tax profit before minority interests	**40.6**	**21.3%**	**37.6**	**19.1%**	**8.2%**
Minority interests	(0.6)	-0.3%	(0.0)	0.0%	
Group's pre-tax profit	**40.1**	**21.0%**	**37.5**	**19.1%**	**6.8%**
Depreciation and amortisation	(5.1)	-2.7%	(4.8)	-2.4%	7.3%
EBITDA before one-off's	**47.3**	**24.8%**	**46.4**	**23.6%**	**1.8%**
EBITDA	**50.2**	**26.3%**	**46.5**	**23.6%**	**8.0%**

(1) Net of discounts and excise duties.

(2) Includes cost of materials, production costs and distribution expenses

(3) Includes G&A, other operating income/expenses and selling expenses

GRUPPO
CAMPARI

COMUNICATO STAMPA

RISULTATI DEL PRIMO TRIMESTRE 2008

Vendite: € 190,9 milioni (-2,9%)

Crescita organica delle vendite: +1,3%

EBITDA prima di oneri e proventi non ricorrenti: € 47,3 milioni (+1,8%), pari al 24,8% delle vendite

EBIT prima di proventi e oneri non ricorrenti: € 42,1 milioni (+1,1%), pari al 22,1% delle vendite

Utile del Gruppo prima delle imposte € 40,1 milioni (+6,8%)

Bob Kunze-Concewitz, *Chief Executive Officer*: *"I risultati del primo trimestre dell'anno sono stati in linea con le attese, nonostante le condizioni sfavorevoli del mercato. Dopo aver effettuato importanti cambiamenti di portfolio nel primo trimestre, che rappresenta peraltro un periodo di bassa stagionalità, rimaniamo fiduciosi sullo sviluppo del nostro business per il resto dell'anno. L'outlook per il 2008 rimane pertanto invariato."*

Milano, 14 maggio 2008 - Il Consiglio di Amministrazione di Davide Campari-Milano S.p.A. ha approvato il rendiconto intermedio di gestione al 31 marzo 2008.

Risultati consolidati	1 gennaio - 31 marzo 2008 € milioni	1 gennaio - 31 marzo 2007 € milioni	Variazione a cambi effettivi	Variazione a cambi costanti
Vendite nette	**190,9**	**196,6**	**-2,9%**	**-0,7%**
Margine di contribuzione [1]	76,7	75,8	1,1%	3,3%
EBITDA prima di oneri e proventi non ricorrenti	47,3	46,4	1,8%	3,9%
EBITDA	**50,2**	**46,5**	**8,0%**	**10,1%**
Risultato della gestione corrente = EBIT prima di oneri e proventi non ricorrenti	42,1	41,7	1,1%	3,4%
Risultato operativo = EBIT	**45,0**	**41,7**	**8,0%**	**10,3%**
Utile del Gruppo prima delle imposte	**40,1**	**37,5**	**6,8%**	**8,6%**

[1] Risultato della gestione corrente prima dei costi di struttura (spese generali e amministrative e costi di vendita)

RISULTATI CONSOLIDATI DEL PRIMO TRIMESTRE 2008

Dal 2008, anche per allinearsi ai principali competitor e rendere in tal modo i dati più agevolmente comparabili, viene introdotto un nuovo formato di conto economico. Con riferimento alla voce costi di vendita e distribuzione, i costi di distribuzione nel nuovo formato vengono spostati alla voce costo del venduto, mentre i costi di vendita, ovvero i costi delle strutture commerciali, di marketing e trade marketing, nel nuovo formato vengono riclassificati nella nuova voce costi di struttura insieme con le spese generali e amministrative.

Nel primo trimestre del 2008 le **vendite del Gruppo** sono state pari a **€ 190,9 milioni**, in **calo del 2,9%** (-0,7% a cambi costanti).

La variazione complessiva delle vendite consolidate è stata generata da una **crescita organica del 1,3%** e da un **impatto negativo dei cambi del 2,1%**. L'**effetto perimetro, complessivamente negativo per il 2,1%**, è dovuto all'annunciata interruzione delle vendite di *tequila* 1800 sul mercato statunitense, in parte compensata dalla crescita esterna di Cabo Wabo, X-Rated (le cui vendite erano iniziate il 1 agosto 2007), Bowmore e Flor de Cana.

Il **margine di contribuzione**, ovvero il margine lordo dopo le spese per pubblicità e promozioni, si è attestato a € 76,7 milioni, evidenziando una **crescita del 1,1%** (+3,3% a cambi costanti) e un'incidenza sulle vendite pari al 40,2%. La variazione è attribuibile per il **3,7% alla crescita organica**, per il 0,4% alla negativa variazione di perimetro e per il 2,2% al negativo effetto cambio.

L'EBITDA prima di proventi e oneri non ricorrenti è stato di € 47,3 milioni in **crescita del 1,8%** (+3,9% a cambi costanti) e con un'incidenza sulle vendite pari al 24,8%.

L'**EBITDA** è stato di € 50,2 milioni, in **crescita del 8,0%** (+10,1% a cambi costanti) e con un'incidenza sulle vendite pari al 26,3%.

Il **Risultato della gestione ordinaria (EBIT prima di oneri e proventi non ricorrenti)** è stato di € 42,1 milioni, in **crescita del 1,1%** (+3,4% a cambi costanti) e con un'incidenza sulle vendite pari al 22,1%.

Il **Risultato operativo (EBIT)** è stato di € 45,0 milioni, in **crescita del 8,0%** (+10,3% a cambi costanti) e con un'incidenza sulle vendite pari al 23,6%.

L'**utile prima delle imposte e degli interessi di minoranza** è stato di € 40,6 milioni, in **crescita del 8,2%**.

L'**utile del Gruppo prima delle imposte** è stato di € 40,1 milioni, in crescita del 6,8% (+8,6% a cambi costanti).

Al 31 marzo 2008 l'**indebitamento finanziario netto** è pari a € 286,2 milioni (€ 288,1 milioni al 31 dicembre 2007).

VENDITE CONSOLIDATE DEL PRIMO TRIMESTRE DEL 2008

Il **segmento *spirit***, che rappresenta il 67,6% del fatturato, ha registrato una **variazione negativa delle vendite del 7,2%**, determinata da una **variazione negativa del *business* organico del 1,6%**, da un **impatto negativo dei cambi del 2,7%** e da un **effetto perimetro negativo del 2,9%**.

Il *brand* **Campari** ha registrato una **crescita del 1,4%** a cambi costanti (0,9% a cambi effettivi). Le vendite di **SKYY** hanno registrato una **contrazione del 2,3%** a cambi costanti (-13,2% a cambi effettivi), interamente attribuibile alla preparazione del lancio della nuova gamma SKYY Infusions e della nuova bottiglia di SKYY Vodka, avvenuto nel mese di aprile 2008. Con riferimento alle altre marche principali, **CampariSoda** ha chiuso il primo trimestre in **crescita del 2,8%**; **Aperol** conferma il *trend* positivo e registra una **crescita del 11,6%**. Hanno registrato una contrazione, principalmente per effetto del confronto sfavorevole con il corrispondente periodo dell'anno precedente, **i *brand* brasiliani (-20,3%** a cambi costanti), **Cynar (-9,3%** a cambi costanti) e **Glen Grant (-15,5%** a cambi costanti). Relativamente ai *brand* in licenza, si segnala l'andamento positivo di **Jack Daniel's (+7,0%** a cambi costanti).

Il **segmento *wine***, pari al 13,9% del fatturato, ha registrato una **crescita del 3,3%**, determinata da una **crescita organica del 3,7%** e da un impatto negativo dei cambi del 0,4%. L'andamento decisamente positivo del segmento è stato trainato dai ***vermouth* Cinzano (+9,7%** a cambi costanti) e dagli **spumanti Cinzano (+9,3%** a cambi costanti). Il segmento *wine* ha beneficiato anche dell'andamento positivo di **Sella & Mosca (+2,2%)**.

Le **vendite di *soft drink***, pari al 16,6% del fatturato e realizzate quasi interamente sul mercato italiano, hanno registrato una variazione positiva del 12,8%, determinata unicamente dalla crescita organica, trainata dall'andamento positivo di **Crodino (+14,1%)**, della linea **Lemonsoda (+14,2%)** e delle altre bevande gassate **(+9,3%)**.

Relativamente alla **ripartizione geografica**, le vendite del primo trimestre del 2008 sul **mercato italiano**, pari al 52,0% delle vendite, hanno registrato una **crescita del 4,4%**, determinata dal positivo contributo della crescita organica. Le vendite in **Europa,** pari al 20,5% delle vendite consolidate, hanno segnato una **crescita del 6,9%**, determinata da una **crescita organica del 7,5%**, grazie al positivo andamento di importanti mercati quali Germania e Russia; e da un effetto cambio negativo del 0,6. Per quanto riguarda l'area Americhe, le cui vendite sono pari al 23,2% del totale, il *business* organico del **mercato USA** ha registrato una **contrazione del 7,0%**, un effetto cambi negativo **del 8,6%** e una variazione di perimetro negativa del **9,5%**. In **Brasile,** le vendite hanno registrato **a livello organico** una **variazione negativa del 23,7%** e un effetto cambi positivo del 4,7%. L'area **resto del mondo** (che include anche le vendite *duty free*), pari al 4,3% del fatturato totale, è **cresciuta** complessivamente del **7,8%**, trainata da una **crescita organica del 8,7%**.

* * *

CONFERENCE CALL

Si informa che alle **ore 17:00 (CET) di oggi, mercoledì 14 maggio 2008**, si terrà una *conference call* durante la quale il *management* di Campari presenterà ad analisti, investitori e giornalisti i risultati del primo trimestre 2008. Per partecipare alla *conference call* sarà sufficiente comporre uno dei seguenti numeri:

- **dall'Italia: 800 785 163 (numero verde)**
- **dall'estero: +39 02 6968 2741**

Codice di accesso: 995247

Le ***slide* della presentazione** potranno essere scaricate prima dell'inizio della *conference call* dalla Investor Relations *homepage* del sito Campari all'indirizzo **http://investors.camparigroup.com**.

Una **registrazione della *conference call*** sarà disponibile a partire da mercoledì, 14 maggio alle ore 22:00 (CET) fino a mercoledì, 21 maggio 2008 alle ore 22:00 (CET), chiamando il **numero +44 20 713 69233** (codice di accesso: **92977174**).

* * *

Il Dirigente Preposto alla redazione dei documenti contabili societari di Davide Campari-Milano S.p.A., Paolo Marchesini, attesta - ai sensi dell'articolo 154 bis, *2° comma, del Testo Unico della Finanza (D. Lgs. 58/1998) - che l'informativa contabile contenuta nel presente comunicato corrisponde alle risultanze documentali, ai libri e alle scritture contabili.*

* * *

Il **Gruppo Campari** è una delle realtà più importanti nel settore del *beverage* a livello mondiale. E' presente in 190 paesi con *leadership* nei mercati italiano e brasiliano e posizioni di primo piano negli USA, in Germania e in Svizzera. Il Gruppo vanta un portafoglio ricco e articolato su tre segmenti: *spirit*, *wine* e *soft drink*. Nel segmento *spirit* spiccano marchi di grande notorietà internazionale come Campari, SKYY Vodka e Cynar e marchi *leader* in mercati locali tra cui Aperol, Cabo Wabo, CampariSoda, Glen Grant, Ouzo 12, Zedda Piras, X-Rated e i brasiliani Dreher, Old Eight e Drury's. Nel segmento *wine* si distinguono oltre a Cinzano, noto a livello internazionale, Liebfraumilch, Mondoro, Riccadonna, Sella & Mosca e Teruzzi & Puthod. Infine, nei *soft drink*, campeggiano per il mercato italiano Crodino e Lemonsoda, con la relativa estensione di gamma. Il Gruppo impiega oltre 1.500 persone e le azioni della capogruppo Davide Campari-Milano S.p.A. sono quotate al Mercato Telematico di Borsa Italiana.

PER ULTERIORI INFORMAZIONI:

<u>**Investor Relations**</u>
Chiara Garavini
Tel.: +39 02 6225 330

Alex Balestra
Tel.: +39 02 6225 364
Email: investor.relations@campari.com
www.camparigroup.com

<u>**Corporate Communications**</u>
Chiara Bressani
Tel.: +39 02 6225 206
Email: chiara.bressani@campari.com

Moccagatta Pogliani & Associati
Tel.: +39 02 8693806
Email: segreteria@moccagatta.it

GRUPPO CAMPARI

Scomposizione del fatturato consolidato per segmento di attività

	1 gennaio - 31 marzo 2008		1 gennaio - 31 marzo 2007		Variazione
	€ milioni	%	€ milioni	%	%
Spirit	129,1	67,6%	139,2	70,8%	-7,2%
Wine	26,5	13,9%	25,7	13,1%	3,3%
Soft drink	31,7	16,6%	28,1	14,3%	12,8%
Altri ricavi	3,6	1,9%	3,6	1,8%	1,3%
Totale	**190,9**	**100,0%**	**196,6**	**100,0%**	**-2,9%**

Scomposizione del fatturato consolidato per area geografica

	1 gennaio - 31 marzo 2008		1 gennaio - 31 marzo 2007		Variazione
	€ milioni	%	€ milioni	%	%
Italia	99,2	52,0%	95,0	48,3%	4,4%
Europa	39,1	20,5%	36,6	18,6%	6,9%
Americhe	44,3	23,2%	57,3	29,1%	-22,6%
Resto del mondo e *duty free*	8,3	4,3%	7,7	3,9%	7,8%
Totale	**190,9**	**100,0%**	**196,6**	**100,0%**	**-2,9%**

Conto economico consolidato

	1 gennaio - 31 marzo 2008		1 gennaio - 31 marzo 2007		Variazione
	€ milioni	%	€ milioni	%	%
Vendite nette (1)	**190,9**	**100,0%**	**196,6**	**100,0%**	**-2,9%**
Costo del venduto (2)	(86,7)	-45,4%	(88,9)	-45,2%	-2,6%
Margine lordo, dopo i costi di distribuzione	**104,3**	**54,6%**	**107,6**	**54,8%**	**-3,1%**
Pubblicità e promozioni	(27,6)	-14,5%	(31,8)	-16,2%	-13,2%
Margine di contribuzione	**76,7**	**40,2%**	**75,8**	**38,6%**	**1,1%**
Costi di struttura (3)	(34,6)	-18,1%	(34,2)	-17,4%	1,1%
Risultato della gestione corrente = EBIT prima di oneri e proventi non ricorrenti	**42,1**	**22,1%**	**41,7**	**21,2%**	**1,1%**
Altri proventi (oneri) non ricorrenti	2,9	1,5%	0,0	0,0%	
Risultato operativo = EBIT	**45,0**	**23,6%**	**41,7**	**21,2%**	**8,0%**
Proventi (oneri) finanziari netti	(4,5)	-2,3%	(4,2)	-2,1%	7,2%
Quota di utile (perdita) di società valutate col metodo del patrimonio netto	0,1	0,0%	0,0	0,0%	55,0%
Utile prima delle imposte e degli interessi di minoranza	**40,6**	**21,3%**	**37,6**	**19,1%**	**8,2%**
Interessi di minoranza	(0,6)	-0,3%	(0,0)	0,0%	
Utile del Gruppo prima delle imposte	**40,1**	**21,0%**	**37,5**	**19,1%**	**6,8%**
Totale ammortamenti	(5,1)	-2,7%	(4,8)	-2,4%	7,3%
EBITDA prima di oneri e proventi non ricorrenti	**47,3**	**24,8%**	**46,4**	**23,6%**	**1,8%**
EBITDA	**50,2**	**26,3%**	**46,5**	**23,6%**	**8,0%**

(1) Al netto di sconti e accise.

(2) Include costi dei materiali, costi di produzione e costi di distribuzione.

(3) Include spese generali e amministrative e costi di vendita.

END